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04030294

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Davide Campari Milano

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5203 FISCAL YEAR 12-31-03

• Complete for initial submissions only *•• Please note name and address changes*

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PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dw

DAT : 5/24/04

82-5203

ARLS
12-31-03

Davide Campari – Milano S.p.A.

Consolidated financial statements

as at 31 December 2003

CONTENTS

BOARD OF DIRECTORS [1]

Luca Garavoglia	Chairman
Jörn Böttger	Managing Director and Chief Operating Officer Italy
Carlo P. Campanini Bonomi	Director [2]
Matteo D'Asta	Director [3]
Cesare Ferrero	Director and Member of the Audit Committee
Franzo Grande Stevens	Director and Member of the Appointments and Remuneration Committee
Paolo Marchesini	Director and Chief Financial Officer
Marco P. Perelli-Cippo	Managing Director and Chief Executive Officer
Giovanni Rubboli	Director, Member of the Audit Committee and Member of the Appointments and Remuneration Committee
Renato Ruggiero[2][4]	Director and Member of the Remuneration and Appointments Committee [2] [4]
Stefano Saccardi	Managing Director and Legal Affairs and Business Development Officer
Vincenzo Visone	Director and Deputy Chief Executive Officer
Marco Vitale	Director and Member of the Audit Committee
Anton Machiel Zondervan	Director

At the shareholders' meeting held on 2 May 2001 Luca Garavoglia was confirmed in the post of chairman for three years until approval of the 2003 accounts and granted the necessary powers in accordance with the law and the company's articles of association.
At the Board of Directors meeting that took place on 7 May 2001 managing directors Marco P. Perelli-Cippo, Stefano Saccardi and Jörn Böttger were granted the following powers for three years until approval of the 2003 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS [5]

Umberto Tracanella	Chairman
Marco di Paco	Permanent Auditor
Antonio Ortolani	Permanent Auditor
Angeloguido Mainardi	Deputy Auditor
Giuseppe Pajardi	Deputy Auditor
Mario Tracanella	Deputy Auditor

INDEPENDENT AUDITORS [6]

Reconta Ernst & Young S.p.A.

(1) *In post until approval of the 2003 accounts, in accordance with the resolution of 2 May 2001.*
(2) *Co-opted to the board on 4 March 2002, following the resignation of directors Geert Gaarnat and Nicolaas J.M. Kramer; these appointments were subsequently approved at the shareholders' meeting of 30 April 2002..*
(3) *Appointed as the shareholders' meeting of 30 April 2002, following the death of Vincenzo Caianiello, who was previously a director and member of the Appointments and Remuneration Committee.*
(4) *Appointed Member of the Appointments and Remuneration Committee by the Board of Directors on 13 May 2002.*
(5) *In post until approval of the 2003 accounts, in accordance with the resolution of 2 May 2001.*
(6) *Appointed to audit the 2001, 2002 and 2003 accounts at the shareholders' meeting of 1 March 2001.*

CAMPARI

Davide Campari – Milano S.p.A.

Consolidated financial statements as at 31 December 2003


SKYY SPORT
LOW CARB
SKYY SPORT

Directors' Report

INTRODUCTION

In 2003 the Campari Group achieved its aims of delivering both organic and external growth.

Net sales increased by 8.1%, while EBIT went up by 6.6%.
Stripping out the impact of the fall in value of the US dollar and Brazilian real, the figures were 14.5% and 15.3% respectively.

The external growth begun in previous years continued in 2003: in December the Group acquired Barbero 1891 S.p.A., while in July it purchased the Riccadonna brand (effective from January 2004).

The Barbero acquisition, which is described in further detail in the "Significant events" section, has added a number of major brands to the Group's product portfolio, including Aperol, Aperol Soda, Mondoro, Barbieri and Serafino.

The table below contains a results summary for 2003, with figures for 2002 provided for comparison.
To highlight the significant financial impact of exchange rate fluctuations, the table also shows the 2003 results at the average exchange rates for 2002 so as to show the percentage changes at constant exchange rates and eliminate the effects of currency movements.

€ million	2003	2002	% change	2003 pro forma at average 2002 exchange rates	% change at constant exchange rates(1)
Sales net of discounts and excise duties	714.1	660.6	8.1%	756.5	14.5%
EBITDA	169.2	160.0	5.8%	179.8	12.4%
EBITA	150.7	142.4	5.8%	160.7	12.8%
EBIT	122.2	114.7	6.6%	132.2	15.3%
Profit before tax and minority interests	138.1	123.4	11.9%	147.1	19.2%
Group net profit	79.8	86.7	-7.9%	83.3	-3.9%

(1) *This is the percentage change between pro forma 2003 figures and 2002 consolidated figures; in the pro forma 2003 results, figures in currencies other than Euro have been converted at average 2002 exchange rates.*

SIGNIFICANT EVENTS

This section sets out the significant events that occurred in 2003, in chronological order.

Agreement with the trade unions

On 10 January 2003 the Group announced that it had reached an important agreement with the trade unions on the rationalisation of its production facilities, and in particular, on the opening of a new plant in Novi Ligure and the gradual winding down of the plants in Sesto San Giovanni and Termoli.
The agreement includes substantial financial support for the employees placed in "*liste di mobilità*" (under the government's "*programma di mobilità*"), and was reached in a wholly transparent manner.

The restructuring was announced in March 2002, and should be completed by the end of 2005.

Joint venture on the Spanish market

On 10 February 2003 the Campari Group announced the creation of Summa S.L., a joint venture with the Gonzalez Byass Group, the Spanish market leader in production and sales of sherry, brandy and other wines and spirits.
The joint venture began operating in April 2003, and is intended to boost sales of both groups' brands on the Spanish market.
Campari owns 30% of the new company (Gonzales Byass: 70%), which projects volume sales of 1.8 million cases and turnover in excess of € 65 million per year.

US launch for SKYY Berry, SKYY Spiced and SKYY Vanilla

In March 2003 SKYY Spirits, LLC launched three additions to the SKYY Vodka range: SKYY Berry, SKYY Spiced and SKYY Vanilla, which join the existing SKYY Citrus flavour.

Sella & Mosca stake increased to 100%

In June 2003 the Group increased its stake in Sella & Mosca S.p.A. to 100%, by acquiring the remaining 22.38% from third parties through Zedda Piras S.p.A.
It paid € 8.5 million for the stake.

Merger of Francesco Cinzano & C.ia S.p.A. into Campari-Crodo S.p.A.

On 26 June 2003, Francesco Cinzano & C.ia. S.p.A. was merged into Campari-Crodo S.p.A.
For the purposes of corporate income tax, the merger became effective from 1 January 2003 (pursuant to article 123 of Presidential Decree 917/86), while for legal purposes it took effect on 14 November 2003.

US$ 300 million bond issue aimed at US institutional investors

Following the success of the senior guaranteed notes placement on the US market in 2002, and to take advantage of particularly favourable conditions on the debt markets (investor demand and interest rate levels), on 16 July 2003 the Parent Company Davide Campari-Milano S.p.A. completed a US$ 300 million bond issue in a private placement aimed at US institutional investors.
The transaction was structured in two tranches of US$ 100 million and US$ 200 million, consisting of bullet bonds maturing in 12 years and 15 years, with a fixed coupon of 4.33% and 4.63% respectively.
As a result, the Group has secured financial resources with a longer maturity than the debt contracted the previous year, and at more advantageous terms, placing it in a strong position to fund future growth.
At the same time, the Group carried out a cross currency swap in an attempt to eliminate currency risk, converting debt originally denominated in US dollars into euro (at a rate of 1.1630), and exchanging a fixed interest rate for a variable one (Euribor plus a spread of around 60 basis points).

Sale of the building in Via Filippo Turati, Milan

On 18 July 2003 the Group announced that it had sold its building in Via Filippo Turati in Milan for € 47.4 million, to take advantage of the buoyant property market, and as part of the rationalisation of the Group's Italian sites.
The property was previously leased by the Parent Company under financial leasing agreements signed with Credemleasing S.p.A.
The agreements were terminated early on 29 July 2003, when the Group regained ownership of the building in return for a final payment of € 12.7 million.

Also on 29 July 2003, a six-year lease was signed with Core One S.r.l., enabling the Group to maintain the aforementioned building as the registered office for both the Parent Company and some of its Italian subsidiaries.
The sale resulted in a capital gain of € 33.7 million before tax, boosting consolidated results.

Agreement to acquire the Riccadonna brand

On 31 July 2003 Campari-Crodo S.p.A. signed an agreement to acquire the Riccadonna brand from Bersano S.p.A. for € 11.3 million.
The operation became effective from January 2004.
In February 2004 Barbero 1891 S.p.A. acquired ownership of the Riccadonna brand from Campari-Crodo S.p.A.
Since 1995, Campari has distributed the Riccadonna brand on its main export markets, especially Australia and New Zealand, where Riccadonna is market leader in the Asti sparkling wine segment.
Following the agreement with Bersano S.p.A., the Group will extend this distribution worldwide, including Italy.
Barbero 1891 S.p.A. will be responsible for distributing Riccadonna products on the Italian market, while Campari International S.A.M. will manage distribution on the international markets.
Production of Riccadonna has been taken over by Barbero 1891 S.p.A., which has the know-how and technology to produce both sparkling wines and vermouth, given that before its takeover by the Campari Group it used to produce and market the Conte di Cavour brand.
2003 net sales of Riccadonna are projected at around € 13 million, of which exports should account for € 7 million.
Riccadonna, which was established in 1921 in Canelli, near Asti, makes products that include a number of important sparkling wine brands sold in Italy and overseas, such as Asti Riccadonna and President Reserve Riccadonna.

Production ends at Termoli

As indicated in the Group's restructuring plan (and agreed with the trade unions), the Termoli plant ceased production in the last week of July.
Campari production previously carried out at Termoli has been transferred to Sesto San Giovanni, while production of Cynar, Biancosarti and Jägermeister is to be transferred to the new facility at Novi Ligure.

Start-up of operations at Novi Ligure

The new production facilities at Novi Ligure opened on 4 August 2003.
By 31 December 2003, the sparkling wine and vermouth cellars, bottling plant and warehouses were all operational.
Following a pilot phase, the facilities producing vermouth and sparkling wine came into operation at the end of the year, and the products began to be distributed for sale in January 2004.
Production of Cynar, Jägermeister and Biancosarti began at the plant in early 2004.

Barbero acquisition

On 3 December the Parent Company completed the acquisition of 100% of Barbero 1891 S.p.A. from the Irish Group Cantrell & Cochrane, controlled by the UK private equity fund BC Partners.
The product portfolio acquired with the transaction comprises Aperol, Aperol Soda and Barbieri liqueurs in the spirits segment, which accounts for around 60% of sales, and Mondoro and Enrico Serafino in the wines segment.
Thanks to its distinctive qualities and an extremely successful marketing and promotions strategy, Aperol saw its sales rise by an impressive 16.5% per year on average in 2001-2003.

Aperol Soda is a line extension launched successfully in 1995.
Mondoro is a premium Asti sparkling wine that is well known internationally, and is a leader on the Russian market: the brand will join Cinzano and the newly-acquired Riccadonna to complete the Group's range in the Asti segment.
The acquisition did not include certain sparkling wine brands – including Conte di Cavour, which was sold by Barbero 1891 S.p.A. to the Gancia Group before Campari's acquisition of Barbero – and the Frangelico brand, which remains the property of Cantrell & Cochrane.
The cost of the acquisition totalled € 147.1 million, including the costs of the operation itself and excluding the new acquisition's liquid assets (€ 75.3 million), which were added to the value of the transaction.
This sum was paid in cash, and was financed using some of the funds raised from the bond issue completed in 2003.
Barbero S.p.A. was included in the basis of consolidation from the acquisition date.
Campari's consolidated results for 2003 therefore include all of Barbero's balance sheet figures for the year, but only December's profit and loss figures.
The operation generated € 138.4 million of goodwill, to be amortised over 20 years.
As stated above, Barbero 1891 S.p.A. subsequently acquired the Riccadonna brand, which it distributes on the Italian market.
Campari International S.A.M. distributes Riccadonna on the international markets.

Sale of Campari-Crodo S.p.A. to Davide Campari-Milano S.p.A.

In December 2003, the Parent Company acquired 100% of Campari-Crodo S.p.A. from DI.CI.E Holding B.V. as part of the process of streamlining the Group's structure.
The value of the transaction was € 300 million, plus the difference between the net debt calculated in the independent valuation and the net debt on the completion date (€ 13 million).
The Group will be continuing the streamlining process in 2004, and plans to merge Campari-Crodo S.p.A. into the Parent Company.
These two operations will have no effect on the Group's consolidated accounts.

Increase in excise duties

The Italian budget law for 2004 increased excise duties on alcohol by 13% from 1 January 2004; the new tax is € 730.87 per 100 litres of pure alcohol.

Adoption of international accounting standards

On 30 December 2003 the CERS (Committee of European Securities Regulators) published a recommendation on how listed companies should manage the transition to new international financial reporting standards (IFRS), which will have to be adopted by the end of 2005.
The document recommends that listed companies should describe in their 2003 annual reports the measures they have taken to adopt the new standards, and the progress made in this respect.
To this end, the Group has begun an initiative to examine the accounting policies used in the various Group companies (with the aim of harmonising them), document the differences between current accounting methods and IFRS, and assess the possible impact of adopting IFRS on the Group's balance sheet and profit and loss account, administrative processes and IT systems.

GROUP PERFORMANCE

SALES PERFORMANCE

All sales figures in this section (whether given as sales or net sales) are net of excise duties and discounts.

General sales trend

Consolidated sales totalled € 714.1 million for the year ending 31 December 2003, a rise of 8.1% on the figure of € 660.6 million recorded the previous year.

Net sales breakdown	€ million	% change versus 2002
– net sales 2003	714.1	
– net sales 2002	660.6	
Increase in net sales	**53.5**	**8.1%**
of which		
external growth	32.3	4.9%
organic growth before exchange rate effect	63.5	9.6%
exchange rate effect	–42.3	–6.4%
Increase in net sales	**53.5**	**8.1%**

As the table above shows, external growth was € 32.3 million, contributing 4.9% of the overall growth figure.
This was largely generated by sales of 1800 Tequila (4.3%, or € 28.1 million) by SKYY Spirits, LLC in the first nine months of the year.
For the last quarter of 2003 sales of this product came under organic growth, as the Group began distributing 1800 Tequila in the US in October 2002.
The remaining 0.6% external growth (€ 4.2 million) was generated by Barbero sales in December, when the acquisition became effective and the company was included in the basis of consolidation.
Organic sales growth – at the average 2002 exchange rate – was 9.6%, as almost all of the Group's main brands achieved positive results.
The main contributors to organic growth were Campari Mixx, a ready-to-drink line launched in the second half of 2002, SKYY Vodka and soft drinks.
However, negative exchange rate movements reduced the value of sales by 6.4% versus 2002: the average value of the US dollar against the euro in 2003 was 16.4% lower than in 2002, while the Brazilian real lost 19.8% of its average value against the euro over the same period.

Average exchange rates	2003	2002	% change
US$ x 1 €	1.131	0.946	
€ x 1 US$	0.8843	1.0572	–16.4%
BRL x 1 €	3.471	2.784	
€ x 1 BRL	0.2881	0.3593	–19.8%

Net sales by region

The first table gives a geographical breakdown of net sales, while the second identifies the contribution of each region, provides external and organic growth figures and shows the effect of exchange rate movements.

Net sales by region	2003 € million	2003 %	2002 € million	2002 %	% change 2003 / 2002
Italy	339.8	47.6%	311.0	47.1%	9.3%
Europe	138.9	19.4%	127.3	19.3%	9.1%
Americas	218.4	30.6%	200.2	30.3%	9.1%
Rest of the world	17.0	2.4%	22.1	3.3%	–23.2%
Total	714.1	100.0%	660.6	100.0%	8.1%

Breakdown of % change in net sales by region	total change in % 2003 / 2002	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	9.3%	1.1%	8.2%	0.0%
Europe	9.1%	0.5%	9.1%	–0.5%
Americas	9.1%	14.1%	14.6%	–19.6%
Rest of the world	–23.2%	0.3%	–12.7%	–10.8%
Total	8.1%	4.9%	9.6%	–6.4%

The Group's strong net sales growth figure (8.1%) was driven by broadly similar rates in its three main geographical areas: 9.3% in Italy and 9.1% in both Europe and the Americas.
The only drop in sales was registered in the rest of the world (–23%), which in any case accounts for under 3% of the total.

Net sales in Italy (47.6% of the total) rose by 9.3% versus the previous year, to € 339.8 million, thanks to both organic (8.2%) and external (1.1%) growth.
External growth was driven by sales of Barbero brands, which were consolidated in December only (see above).
All three business areas made a positive contribution to organic growth on the Italian market.
In the spirits segment, Campari Mixx (launched in the second half of 2002) made a particularly significant contribution, but all of the Group's main brands performed well.
Wine sales saw double-digit growth, chiefly as a result of an excellent performance from Cinzano sparkling wines.
Lastly, sales of all soft drink brands rose steadily, benefiting from the particularly hot summer.
Italian sales growth would have been even better (+10.5%) without the drop in income recorded under "other sales" that was mainly attributable to the non-core activity of bottling for third parties at the Sulmona plant.

European sales accounted for € 138.9 million in 2003, or 19.4% of the total.
This represented an increase of 9.1% versus the previous year, driven entirely by organic growth.
External growth (one-month consolidation of Barbero) and negative exchange rate movements had a negligible effect on European sales: +0.5% and –0.5% respectively.
There were two key drivers of European sales in 2003:

- the launch of Campari Mixx in Germany and Austria in March 2003;
- a new distribution agreement for the important Russian market, which mainly boosted sales of Cinzano vermouth and sparkling wines.

Two other factors had a positive effect on European sales growth in 2003 – albeit to a lesser extent – and offer good medium-term growth prospects:

- the sharp trend reversal on the German market, following a general upturn in consumption; however, the main reason underlying this improvement was the positive effect of the reorganisation of operations carried out by Campari Deutschland GmbH over the course of the year, which has begun to feed through to results;
- the launch of SKYY Vodka on nearly all markets.

In the Americas (30.6% of the total), net sales rose by 9.1% versus the previous year, to € 218.4 million. This result was due to a combination of factors:

- organic growth of 14.6%, stripping out the negative exchange rate effect;
- sales of 1800 Tequila (distribution rights acquired in October 2002), which generated external growth of 14.1%;
- the decline of the US dollar and Brazilian real against the euro, eroding the region's net sales figure by 19.6%.

The two tables below provide further details of the net sales data from the Americas.

Breakdown of net sales in the Americas	2003 € million	2003 %	2002 € million	2002 %	% change 2003 / 2002
US	163.2	74.7%	138.1	69.0%	18.2%
Brazil	47.8	21.9%	55.2	27.6%	–13.5%
Other countries	7.4	3.4%	6.9	3.4%	7.7%
Total	218.4	100.0%	200.2	100.0%	9.1%

Breakdown of % change in net sales in the Americas	total change in % 2003 / 2002	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	18.2%	20.4%	17.0%	–19.1%
Brazil	–13.5%	0.0%	7.8%	–21.4%
Other countries	7.7%	0.2%	22.7%	–15.3%
Total	**9.1%**	**14.1%**	**14.6%**	**–19.6%**

Net sales in the US grew by 18.2%, despite the negative impact of the decline of the US dollar against the euro (19.1%).

Skyy Spirits, LLC performed particularly strongly in local currency terms on the North American market:

- organic sales growth was 17%, driven by both the strong performance of SKYY Vodka's main brand and the launch of three new additions to the range, namely SKYY Berry, SKYY Spiced and SKYY Vanilla;
- external growth, generated by sales of 1800 Tequila, was 20.4%.

In Brazil, net sales fell by 13.5%: although sales grew by 7.8% in local currency terms, this was more than offset by the 21.4% drop in the value of the Brazilian real against the euro.

In the other countries making up the Americas region, particularly Mexico and Argentina, organic sales growth was 22.7%; however, negative exchange rate movements reduced this figure to 7.7%.

Net sales for the rest of the world declined by 23.2%, due to negative exchange rate movements (–10.8%) and the effects of the local distributor's destocking policy on the important Japanese market, which was maintained throughout the year.
The sales performance was positive for all other markets included in this category (stripping out exchange rate effects), notably in Australia, followed by New Zealand and Israel.

Sales by business area

The two tables below show:

- the sales breakdown and growth by business area;
- total growth for each area, which is broken down into external growth and organic growth, and also shows the effect of exchange rate movements.

Net sales by segment	2003		2002		% change
	€ million	%	€ million	%	2003 / 2002
Spirits	467.6	65.5%	426.6	64.6%	9.6%
Wines	99.0	13.9%	96.6	14.6%	2.5%
Soft drinks	140.3	19.6%	127.3	19.3%	10.2%
Other sales	7.2	1.0%	10.1	1.5%	–28.7%
Total	714.1	100.0%	660.6	100.0%	8.1%

Breakdown of % change in net sales by segment	Total % change	of which external growth	of which organic growth before the exchange rate effect	of which exchange rate effect
Spirits	9.6%	7.2%	11.5%	–9.1%
Wines	2.5%	1.2%	4.3%	–3.0%
Soft drinks	10.2%	0.0%	10.2%	0.0%
Other sales	–28.7%	4.9%	–28.5%	–5.1%
Total	8.1%	4.9%	9.6%	–6.4%

All three business areas made a positive contribution to overall growth in Group sales. The spirits segment (65% of total sales), made a major contribution to overall growth, with sales up 9.6% versus 2002; the soft drinks segment also performed very well thanks to the hot summer (+10.2%); although growth in wine sales was more modest at 2.5%.

Spirits

Spirits sales totalled € 467.6 million in 2003, a 9.6% increase on the previous year.
Growth in this business area was driven by a positive performance from most group brands.
Organic growth before exchange rate effects was 11.5%.

The spirits segment was also boosted by external growth of 7.2%, thanks to sales of 1800 Tequila (+6.6%) and, in December only, Barbero products (0.6%), which include Aperol, Aperol Soda and Barbieri liqueurs. The segment, with 45% of total sales in the Americas, was hard hit by negative exchange rate movements mainly affecting the US dollar and the Brazilian real (–9.1%).

The performance of the main spirits' brands is reported below.
Net sales of **Campari**, before exchange rate effects, were 3.4% higher than in the previous year; however negative exchange rate movements (4.5%) led to a 1.1% drop in overall sales.
Sales on the three main markets for this product (Italy, Brazil and Germany) were highly satisfactory.
In Italy, net sales of Campari rose by 10.8% versus the previous year, showing that the brand is performing well; however, the upturn in sales in the final quarter may have been partly attributable to the announcement of an increase in excise duties on alcohol, which became effective on 1 January 2004.
Campari sales in Brazil remained buoyant: despite an economic climate unfavourable to premium spirits, the brand gained market share following a promotional and advertising campaign, and posted an encouraging rise in sales.
However, the substantial depreciation of the Brazilian real has had a very negative impact on the contribution of Campari sales made by the Brazilian subsidiary.
In Germany, the recovery in Campari sales that took place in the first half of the year was consolidated, with the brand achieving stronger growth than in 2002, which went well beyond expectations.
In other countries, the sales performance of Campari varied considerably: the economic situation in some of its main markets, including France, Spain, and especially Japan, affected sales, while the brand's results were much more positive in Austria and Russia.

SKYY Vodka continued to sell extremely well: sales reached two million cases in 2003, and for the ninth consecutive year, it was included on the "hot brand" list compiled by Impact (a leading spirits industry publication), which honours the top 15 spirits brands with the fastest growth rates worldwide.
SKYY Vodka was placed fourth on the list in 2003.
The launch on the US market in March 2003 of three new additions to the SKYY Vodka range – SKYY Berry, SKYY Spiced and SKYY Vanilla – to complement the existing citrus flavour, made a clear contribution to this performance: flavoured products represented 16% of total SKYY brand sales in 2003.
Sales of SKYY Vodka (including the "flavours" range) made a major contribution to the spirits business in 2003, recording sales growth (before exchange rate effects) of 24.5%.
The high proportion of sales of this brand recorded in the US (over 90% of the total), combined with significant US dollar depreciation, reduced SKYY Vodka's sales in euro terms by 20%, to 4.5%.
Although in absolute terms the results remain relatively modest, sales of SKYY Vodka outside the US rose by 32.2% over the period, since the number of countries where the brand is distributed is constantly increasing, and SKYY Vodka is becoming more established in countries offering excellent prospects, such as Canada and Italy.

Net sales of **CampariSoda** rose by 4.3% versus the previous year.
Growth was slightly higher in Italy, where 98% of sales are recorded, at 4.7% .

In the ready-to-drink market, after initial launches of **Campari Mixx** in Italy and Switzerland in 2002, the brand was introduced in Germany and Austria – where the Group signed two important agreements with local distributors – in early 2003.
The ready-to-drink segment was hit in 2003 by heavy tax rises in some European countries, including Switzerland and Germany, which could have a serious impact on this market's future development; consequently, the Group has decided to suspend new projects or planned launches on these markets.
Sales of Campari Mixx almost tripled in 2003 compared to the previous year, thanks to significant sales growth in Germany and Austria, and especially in Italy.

In addition, Campari Mixx Orange, a new line extension with a sweeter flavour and lower alcohol content, which should have more widespread appeal, was launched in Italy in May 2003.

Brazilian brands put in a mixed sales performance in 2003: Dreher *aguardiente* did well, but sales of admix whiskies suffered as a result of the ongoing economic crisis, due to their relatively high prices.
Dreher sales rose by 14.9% in local currency terms, partly due to the effectiveness of a high profile promotional and advertising campaign, which was stepped up over the year.
However, sales of the Old Eight and Drury's admix whisky brands declined by 5% at constant exchange rates, confirming that Brazilian consumers remain highly sensitive to the economic cycle as regards premium products.

Sales of **Ouzo 12** advanced 7.4% (8.7% at constant exchange rates), thanks to the significant contribution of Germany, one of its key markets.

Cynar sales were slightly lower than in 2002 (–0.7%), although there was a significant recovery on the important Italian market.

Sales of Mirto di Sardegna and other **Zedda Piras** brands, which are only sold in Italy, grew by 2.7%: the brand was further promoted in mainland Italy, where the Group is extending distribution.

As for **third-party brands** distributed by the Group, Jägermeister sales rose 5.3% (5.7% at constant exchange rates), while net sales of Scotch whiskies were down 2.5% at constant exchange rates, or 17.3% at actual exchange rates; the negative exchange rate effect (–14.8%) caused by euro appreciation had a major impact on these figures, as the Group's whisky sales are mainly recorded in the US and Brazil.
1800 Tequila became the leading third-party brand in 2003, after the Group was assigned the US distribution rights for the product in October 2002.
Sales of 1800 Tequila exceeded 320,000 cases, and it is now the Group's fourth largest spirits brand in value terms.

Wines

Net sales of wines totalled € 99 million in 2003, a 2.5% increase on the previous year.
Organic growth before exchange rate effects was 4.3%, while sales of Barbero products in December contributed external growth of 1.2%. The appreciation of the euro eroded consolidated net sales by 3%.

Among the Group's main brands, **Cinzano sparkling wines** performed well, with a sales increase of 5.3%, or 4.2% stripping out negative exchange rate movements.
As for the two main markets for these products – Italy and Germany – sales in the former were strong, with double-digit growth over the year thanks to a good performance in the last quarter, traditionally the most important; sales in Germany declined, mainly as a result of the continued decline in sparkling wine sales in general and Asti in particular.

Net sales of **Cinzano vermouth** rose by 0.8% at constant exchange rates, but fell 3.9% taking into account the negative exchange rate effect (–4.7%).
Cinzano sales were boosted in 2003 by the major expansion in distribution in eastern Europe, particularly in Russia; in many other important markets, however, sales in the last quarter were hit as distributors ran down stocks ahead of the introduction of the new bottle.

Net sales of **Sella & Mosca** wines slipped in 2003 by 0.6% versus the previous year.
The company fully expected that it would prove impossible to grow the business last year, given limited product availability, especially of white wines, after the poor harvest of 2002.
However, the better harvest in 2003 will enable the ground lost last year, which is not significant, to be made up in 2004.

Sales of **Riccadonna** brand sparkling wines and vermouth, which the Campari Group acquired in January 2004, rose by 6.2% at constant exchange rates.
Because this brand is mostly sold in Australia, it was hard hit by negative exchange rate movements, with sales down 7.2% at actual exchange rates.

In Brazil, sales of **Liebfraumilch** grew by 4.2%, while among third-party brands, sales of **Henkell Trocken** sparkling wine slowed on the Swiss market.

Soft drinks

Soft drinks sales, which are mostly recorded in Italy, came in at € 140.3 million in 2003, a 10.2% increase on the previous year.
As indicated in the section on sales by region, the soft drinks segment benefited from the particularly hot weather throughout the May-September period, when temperatures remained well above seasonal averages.
In particular, sales of **Lemonsoda**, **Oransoda** and **Pelmosoda** rose by 16.1%, mineral water sales advanced by 6.3%, while sales of Lipton Ice Tea (a third-party brand distributed in Italy) climbed by 24.4%.
Crodino is still the Group's main soft drinks brand, however, and this brand's sales rose by 2.2% in 2003; as a non-alcoholic aperitif, its sales are less affected by the weather.
The Group stopped selling Granini fruit juices at the beginning of 2003, under an agreement with the brand's owner.

Other sales

Other sales include revenues from non-core activities such as co-packing and sales to third parties of raw materials and semi-finished products, mainly in Italy and Brazil.
In 2003, other sales totalled € 7.2 million, 28.7% lower than in 2002 (€ 10.1 million).
This substantial reduction was mainly attributable to a drop in production for third parties in Italy, and to the negative impact of exchange rate movements on other sales in Brazil, which at constant exchange rates were actually higher than in 2002.
Following the acquisition of Barbero, this segment also includes bottling fees for the production of Frangelico liqueur for the brand's owners, the Cantrell & Cochrane Group.
As with all other Barbero products, the Group consolidated sales relating to the co-packing of Frangelico for December 2003 only.

RECLASSIFIED PROFIT AND LOSS ACCOUNT

The table below shows the consolidated profit and loss accounts for 2002 and 2003, reclassified in accordance with internationally accepted accounting principles.
All figures are shown in million euro, and each item is also expressed as a percentage of net sales, together with the percentage change between 2002 and 2003.

€ million	2003		2002		% change
	€ million	%	€ million	%	
Net sales	714.1	100.0%	660.6	100.0%	8.1%
Cost of materials	(256.3)	-35.9%	(230.4)	-34.9%	11.3%
Production expenses	(44.9)	-6.3%	(45.9)	-6.9%	-2.2%
Total cost of goods sold	(301.2)	-42.2%	(276.3)	-41.8%	9.0%
Gross margin	412.9	57.8%	384.3	58.2%	7.4%
Advertising and promotion	(143.7)	-20.1%	(130.8)	-19.8%	9.9%
Sales and distribution expenses	(76.1)	-10.7%	(72.7)	-11.0%	4.7%
Trading profit	193.1	27.0%	180.8	27.4%	6.8%
General and administrative expenses	(46.9)	-6.6%	(43.3)	-6.6%	8.1%
Other operating income	6.9	1.0%	5.8	0.9%	19.6%
Goodwill and trademark amortisation	(28.4)	-4.0%	(27.8)	-4.2%	2.5%
Operating income = EBIT before non-recurring costs	124.7	17.5%	115.5	17.5%	8.0%
Non-recurring costs	(2.5)	-0.3%	(0.8)	-0.1%	206.2%
EBIT	122.2	17.1%	114.7	17.4%	6.6%
Net financial income (charges)	(8.8)	-1.2%	(6.1)	-0.9%	45.5%
Exchange rate gains (losses)	1.6	0.2%	8.2	1.2%	-80.1%
Other non-operating income (charges)	23.1	3.2%	6.6	1.0%	246.6%
Profit before tax	138.1	19.3%	123.4	18.7%	11.9%
Minority interests	(17.9)	-2.5%	(15.8)	-2.4%	12.7%
Group profit before tax	120.2	16.8%	107.6	16.3%	11.8%
Tax	(40.4)	-5.7%	(20.9)	-3.2%	93.4%
Net profit	79.8	11.2%	86.7	13.1%	-7.9%
Depreciation of tangible fixed assets	(15.4)	-2.2%	(14.4)	-2.2%	7.3%
Amortisation of intangible fixed assets	(31.6)	-4.4%	(30.9)	-4.7%	2.1%
Total depreciation and amortisation	(47.0)	-6.6%	(45.3)	-6.9%	3.7%
EBITDA before non-recurring costs	171.7	24.0%	160.8	24.3%	6.8%
EBITDA	169.2	23.7%	160.0	24.2%	5.8%
EBITA before non-recurring costs	153.1	21.4%	143.2	21.7%	6.9%
EBITA	150.7	21.1%	142.4	21.6%	5.8%

Costs are shown on the consolidated profit and loss account by category.
Please note that centralised costs including research and development, quality assurance and engineering costs, which were previously recorded under production expenses (€ 2.6 million in 2002), have been recorded under general and administrative expenses (€ 2.9 million in 2003) since the beginning of 2003.

The Group's consolidated profit and loss account for 2003 shows substantial growth in EBIT and profit before tax.
Net profit declined, however, as the previous year's figure was boosted by tax benefits, which was not the case in 2003.
In particular, **EBIT** rose by 6.6%, from € 114.7 million to € 122.2 million.
As stated earlier, the **EBIT** growth rate rises to 15.3% at constant exchange rates, since the decline in the US dollar and Brazilian real had a negative impact of 8.7% on the result.

As **net sales** have already been covered in detail above, this section refers to the most significant cost items and operating income and charges.

In 2003, the total **cost of goods sold** edged up slightly as a percentage of net sales, from 41.8% to 42.2%. This increase was the result of two opposing trends: the cost of materials rose (and also increased by one percentage point as a proportion of sales), while production costs fell (and declined by 0.6 points as a percentage of sales).
These trends are mainly explained by:

- the consolidation of sales of 1800 Tequila: as this is distributed under licence, the cost of materials (that is, the purchasing cost from the brand owner) is much higher as a percentage of sales than that of the Group's own brands, although production costs are zero;
- the sales mix: soft drinks, which have higher materials costs, increased as a proportion of the total;
- the reclassification of certain costs that were previously recorded under "production expenses", and which are now booked as "general and administrative expenses"; these costs totalled 0.4 percentage points of net sales in 2002;
- the reduction of industrial facility costs at Italian plants, which generated savings of approximately € 1.8 million;
- additional operating costs of € 4 million over the year, as the new facility in Novi Ligure came on stream; however, all products sold in 2003 were manufactured at the Group's existing production facilities.

Advertising and promotional costs increased as a proportion of sales, from 19.8% in 2002 to 20.1% in 2003.
This was entirely due to the advertising and promotional campaign to launch Campari Mixx, which mainly took place in the first half of 2003.
Excluding the figures for this brand (both from net sales and advertising and promotion costs for both years), Group advertising and promotional costs accounted for 18.7% of net sales in 2003, down from 19.1% in 2002.

Sales and distribution expenses fell slightly as a proportion of sales, from 11% in 2002 to 10.7% in 2003. This decrease was achieved thanks to a reduction in fixed costs (such as the marketing structure and sales network) as a proportion of sales, and slower growth in variable costs (such as transport and commissions) compared to the rate of sales growth, mainly as a result of increased productivity on the Italian market.

The Group's **trading profit** rose by 6.8% compared to 2002, to € 193.1 million.

At constant exchange rates, that is, stripping out the decline of the US dollar and Brazilian real, which have a negative impact on sales and a positive effect on costs, the year-on-year increase would have been 13.5%.

General and administrative expenses remained unchanged as a proportion of net sales compared to the previous year, at 6.6%, despite this item including certain costs that were previously recorded as production expenses.
Stripping out the effect of the reclassification, general and administrative expenses were 2% higher than in 2002, and stood at 6.2% as a proportion of sales.

Other operating income for the year totalled € 6.9 million, up from € 5.8 million in 2002.
This item includes royalties received from third parties for the use of Group brands, and the 2003 figure also encompasses other operating income of € 1.9 million.
The royalties figure for 2003 dropped to € 4.9 million, from € 5.8 million in 2002, mainly due to the depreciation of the US dollar against the euro.
In both periods, this item includes an equal amount of US dollar-denominated royalties paid by SABMiller to Skyy Spirits, LLC relating to SKYY Blue, the ready-to-drink line launched last year, and produced and distributed by SABMiller in the US.

Goodwill and trademark amortisation charges were € 28.4 million in 2003, an increase of € 0.6 million versus the previous year.
This increase mainly related to goodwill amortisation following the Barbero acquisition and – to a lesser extent – to the purchase of the residual minority stake in Sella & Mosca.

EBIT before non-recurring costs totalled € 124.7 million, an 8% increase versus the previous year, while **EBIT** rose by 6.6% compared with 2002.

Non-recurring costs for 2002 came to € 2.5 million, up from € 0.8 million in 2002.
In 2003, this item included non-recurring legal and consultancy fees of € 1.5 million, and non-recurring personnel costs of € 1 million (unrelated to the restructuring programme under way).
In respect of the restructuring programme, a provision of € 10 million was made during the 2002 financial year, of which € 3.5 million had been used as of 31 December 2003.

Depreciation and amortisation charges rose by 3.7% overall in 2003 versus 2002: amortisation increased by 2.1% to € 31.6 million, while depreciation went up by 7.3% to € 15.4 million.

Given that total depreciation and amortisation charges rose only slightly compared to the previous year, both **EBITDA** and **EBITA** displayed slightly lower growth than EBIT.
In particular,

- **EBITDA** increased by 5.8% compared to 2002 (12.4% at constant exchange rates), to € 169.2 million.
- **EBITA** also rose by 5.8% (12.8% at constant exchange rates), to € 150.7 million.

Profit before tax and minority interests was € 138.1 million, up 11.9% on the figure for 2002 (€ 123.4 million).
The three items that appear on the profit and loss account between EBIT and pre-tax profit are shown below: specifically, these are non-operating financial income and charges, exchange rate gains (losses) and other non-operating income.
Net financial charges for the period totalled € 8.8 million, up from € 6.1 million in 2002.
The increase is chiefly attributable to the fact that, unlike in 2002, when variable interest rates applied to

most Group debt, in 2003 a significant portion of the debt was subject to fixed (and therefore, higher) interest rates, thereby contributing to an increase in this item.
The move from variable to fixed interest rates coincided with a restructuring of debt via two private placements on the US market, which were completed successfully in July 2002 and July 2003, with the aim of financing future growth.
To take advantage of low interest rates, the Group took out an interest rate swap in the second half of the year, moving a large proportion of the debt onto a variable rate.

Exchange rate movements in 2003 produced a net gain of € 1.6 million: the result of a loss of € 0.8 million and a gain of € 2.4 million following the closure of foreign currency positions relating to the US dollar-denominated bond issue that took place in July 2002.
Exchange rate gains for 2003 were therefore € 6.6 million lower than in 2002, when they totalled € 8.2 million.

Under **non-operating income and charges**, net income of € 23.1 million was recorded in 2003, compared to € 6.6 million in 2002, an increase of € 16.5 million.
The largest amounts were:

- a capital gain of € 33.7 million from the sale of the building in Milan's Via Turati in the third quarter of the year;
- a € 3.8 million write-down on equipment used for Campari Soda and Crodino returnable bottles, as use of these containers ceased during the year; products previously sold in returnable bottles are now available only in disposable bottles;
- provisions of € 2.7 million made by the Parent Company for payments to Company directors leaving in 2004;
- costs estimated at € 3.5 million for the restructuring of company functions and organisational changes involving Group companies.

The two largest amounts under this item in 2002 were:

- a net gain of € 15.9 million, the combined effect of income of € 17.9 million from the cancellation of tax provisions by the Parent Company and Campari-Crodo S.p.A., and costs of € 2 million relating to the conclusion of outstanding lawsuits and the effects of the tax amnesty pursuant to law 289/2002;
- a charge of € 10 million, relating to provisions made by the Parent Company and Campari-Crodo S.p.A. as part of the restructuring plan to transfer production from the plants at Sesto San Giovanni and Termoli to the new unit at Novi Ligure.

Group profit before tax was € 120.2 million in 2003, an increase of 11.8% versus the previous year.
Minority interests totalled € 17.9 million, an increase of € 2.1 million versus 2002 (+12.7%).
This increase related to the rise in profits at Skyy Spirits, LLC, which was the only company included in the Group's basis of consolidation during the period with a significant minority interest (41.1% of the share capital).
In 2002, minority interests also included € 0.3 million relating to the profits made by Sella & Mosca S.p.A., in which third parties held 22.38% of the capital.
However, the Group acquired these minority stakes in June 2003, and now owns 100% of Sella & Mosca S.p.A.

Group net profit was € 79.8 million in 2003, 7.9% lower than the 2002 figure of € 86.7 million; at constant exchange rates, the fall was more modest, at 3.9%.
The drop in Group net profit is due entirely to a greater tax burden in 2003 compared to the previous year.
In 2002, the Group benefited from dual income tax relief as well as the "Tremonti bis" tax incentive, which related to the new production facilities at Novi Ligure.

PROFITABILITY BY BUSINESS AREA

Profitability by business area is calculated in terms of the trading profit of each brand, i.e. the amount of profit generated once directly attributable costs (an aggregate figure for each business segment) have been deducted from revenues.
Trading profit for the Group was € 193.1 million in 2003, an increase of 6.8% on the 2002 figure (€ 180.8 million).
To give a more accurate picture of product profitability over time, and therefore, of the individual business segments, the production costs that are not directly attributable to products sold are indicated separately; these costs totalled € 2.6 million in 2002 and € 4.0 million in 2003.
The indirect costs relate to:

- in 2002, the centralised research and development, quality assurance and engineering departments; from 2003 these items have been reclassified under "General and administrative expenses" (for ease of comparison, however, the 2002 trading profit given in this report does not include these costs);
- in 2003, the new plant at Novi Ligure, which came on stream in the second half of the year.

This plant is used for semi-finished Cinzano sparkling wine and vermouth products; the total output of these products sold in 2003 was outsourced to third parties, which were paid bottling fees (included in the cost of goods sold for the wines segment).
Operating costs for the new plant came to € 4.3 million, of which € 0.3 million was spent on creating a stock of semi-finished wines, while € 4.0 million made a negative contribution to net profit.

Trading profit, adjusted for indirect production costs, rose by 7.4%.
The table below shows the trading profit performance for each business segment and the trading profit for the group as a whole.

Trading profit	2003		2002		% change
	€ million	% of the total	€ million	% of the total	
Spirits	157.7	80.0%	145.6	79.4%	8.3%
Wines	11.3	5.8%	11.9	6.5%	-4.3%
Soft drinks	26.7	13.5%	24.2	13.2%	10.4%
Other	1.4	0.7%	1.8	1.0%	-25.7%
Trading profit by business segment	**197.1**	**100.0%**	**183.4**	**100.0%**	**7.4%**
Indirect production costs	(4.0)		(2.6)		
Group trading profit	**193.1**		**180.8**		**6.8%**

The improvement in profitability in 2003 was driven by the spirits and soft drinks segments, with advances of 8.3% and 10.4% respectively, while the trading profit on wines fell by 4.3% following negative exchange rate movements.
Two tables are given below for each of the four segments: the first sets out changes in profitability between 2002 and 2003, while the second provides organic and external growth figures, and shows the effect of exchange rate movements.
The profitability of each business segment is summarised in the tables in terms of three profit and loss account items:

- net sales;
- gross profit (sales minus the cost of goods sold);
- trading profit (gross profit minus advertising and promotions, and sales and distribution costs).

Spirits

	2003		2002		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	% change
Net sales	467.6	100.0%	426.6	100.0%	9.6%
Gross profit	308.2	65.9%	281.6	66.0%	9.5%
Trading profit	157.7	33.7%	145.6	34.1%	8.3%

Breakdown of % change in profitability of spirits	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	9.6%	11.5%	–9.1%	7.2%
Gross profit	9.5%	13.0%	–8.4%	4.9%
Trading profit	8.3%	13.6%	–8.4%	3.1%

In 2003, spirits generated a trading profit of € 157.7 million, equivalent to 33.7% of net sales.
As the second table shows, this represented an overall increase of 8.3%, with organic growth at 13.6%, and external growth at 3.1%, following the introduction of new products into the Group's spirits range. However, negative exchange rate movements reduced the overall growth figure by 8.4%.
Organic growth in the trading profit for spirits in 2003 can be quantified at around € 20.0 million.
This was mainly generated by SKYY Vodka, although Campari, CampariSoda and Jägermeister also made a contribution.
Although Campari Mixx boosted gross profit (it is very profitable at this level), it had a negligible effect on trading profit because of the heavy investment in advertising and promotions made during the launch period for this product.
External growth was largely due to 1800 Tequila, with a small contribution from Aperol and other Barbero spirits. 1800 Tequila sells in high volumes but offers limited profitability because it is produced by third parties. Barbero spirits, on the other hand, are far more profitable, but made a modest contribution to 2003 results because the company was only consolidated in December.

Wines

	2003		2002		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	% change
Net sales	99.0	100.0%	96.6	100.0%	2.5%
Gross profit	44.2	44.6%	44.6	46.2%	–1.0%
Trading profit	11.3	11.5%	11.9	12.3%	–4.3%

Breakdown of % change In profitability of wines	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	2.5%	4.3%	–3.0%	1.2%
Gross profit	–1.0%	3.4%	–4.7%	0.3%
Trading profit	–4.3%	5.7%	–8.8%	–1.2%

In 2003 wines produced a trading profit of € 11.3 million, equivalent to 11.5% of net sales.
Despite delivering organic growth of 5.7%, profitability in this segment was 4.3% lower than in the previous year, entirely as a result of negative exchange rate movements (–8.8%).
Exchange rates had a greater impact on the overall performance of the wines segment than on the spirits segment, as materials and production costs for wines (except for a small amount of production in Brazil) are denominated solely in euro.
At constant exchange rates, Cinzano vermouth made the biggest contribution to organic growth in profitability in the wines segment.
Cinzano sparkling wines performed very well in Italy, where the brand is currently being relaunched with the aid of a substantial advertising and promotions budget.
Sales of this product fell in Germany, however, where the brand – traditionally the market leader – is positioned in a high price bracket and is also very profitable.
Lastly, sales of Sella & Mosca wines – which are highly profitable – fell slightly due to some product shortages towards the end of the year.
External growth was very low in 2003, as sales of Mondoro and Barbero wines were only included in December.

Soft drinks

	2003		2002		
	€million	% contribution to segment sales	€ million	% contribution to segment sales	% change
Net sales	140.3	100.0%	127.2	100.0%	10.2%
Gross profit	63.1	45.0%	58.8	46.2%	7.3%
Trading profit	26.7	19.0%	24.2	19.0%	10.4%

Breakdown of % change in profitability of soft drinks	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	10.2%	10.2%	0.0%	0.0%
Gross profit	7.3%	7.3%	0.0%	0.0%
Trading profit	10.4%	10.4%	0.0%	0.0%

The trading profit for soft drinks in 2003 was € 26.7 million, an increase of 10.4% on the previous year.
This rise in profit largely reflects a similar increase in sales (+10.2%), as a result of last year's hot summer.
The profit and loss account for the segment reveals two key points:

- gross profit rose by less than the increase in sales (7.3%), as a result of the sales mix; it was soft drinks such as Lemonsoda, Oransoda, Pelmosoda, mineral water and Lipton Ice Tea that performed particularly well in 2003, rather than the non-alcoholic aperitif Crodino, which is more profitable;
- the rise in trading profit for soft drinks was slightly higher than that of sales, as a lower amount was spent on advertising than in the previous year.

Other sales

	2003		2002		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	% change in %
Net sales	7.2	100.0%	10.1	100.0%	–28.7%
Gross profit	1.4	20.1%	1.9	18.7%	–25.2%
Trading profit	1.4	19.1%	1.8	17.9%	–23.6%

Breakdown of % change in profitability of other sales	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	–28.7%	–28.5%	–5.1%	4.9%
Gross profit	–25.2%	–13.6%	–15.3%	3.7%
Trading profit	–25.7%	–9.8%	–16.0%	0.1%

The other sales segment recorded a substantial decrease in net sales and profitability in 2003, chiefly because less production was carried out for third parties in Italy, and – to a lesser degree – because of the negative impact of the fall in value of the Brazilian real.

As regards the lower production volumes, based on the agreements signed with third parties, the Group received the payment envisaged under the original production plans; this had no impact on trading profit, however, as it is listed on the profit and loss account under "other operating income".

External growth related to production of the Frangelico brand for the Cantrell & Cochrane group; however, this brand was consolidated in December only, together with the other Barbero products.

CASH FLOW STATEMENT

The table below shows a summary of the Group's reclassified cash flow statement (the full version appears in the section containing the financial statements), which highlights the items that had a significant impact on cash flow for the year.
In particular:

- the first column contains figures for 2003, including changes resulting from the consolidation of Barbero 1891 S.p.A. and the acquisition of the residual stake in Sella & Mosca S.p.A.;
- the second column provides external growth figures using the opening balance sheet values for the two companies at the time they were consolidated in 2003 (these figures largely relate to Barbero 1891 S.p.A.);
- the third column shows figures for 2003 on a same-structure basis, i.e. excluding the effect of acquisitions (obtained by deducting column two from column one); the net effect of acquisitions is shown under the item "acquisition of new subsidiaries";
- the last column contains figures for 2002.

	31 December 2003	Effect of change in basis of consolidation	31 December 2003 Same-structure basis	31 December 2002
Profit before tax	120.2		120.2	107.6
Depreciation and amortisation	47.0		47.0	45.3
Gains on sales of fixed assets	(34.4)		(34.4)	(5.7)
Other items (provisions, use of funds, staff severance fund)	13.8	8.0	5.8	(15.6)
Tax for the year, deferred and due to tax authorities	(37.2)		(37.2)	(27.1)
Other changes, excluding changes in net working capital	8.9	3.6	5.3	(8.6)
Cash flow from operations before changes in net working capital	**118.3**	**11.6**	**106.7**	**95.9**
Net working capital	(43.1)	(12.3)	(30.8)	(3.2)
Cash flow from operations	**75.2**	**(0.7)**	**75.9**	**92.7**
Purchase of tangible fixed assets	(36.1)	(7.7)	(28.4)	(56.2)
Change in payables to suppliers (Novi Ligure)	(17.0)		(17.0)	17.0
Purchase of intangible fixed assets	(7.6)	(0.2)	(7.4)	(2.0)
Gains on sales of tangible fixed assets	40.3		40.3	8.8
Cash flow from investments	**(20.4)**	**(7.9)**	**(12.5)**	**(32.4)**
Free cash flow	**54.8**	**(8.6)**	**63.4**	**60.3**
Acquisition of new subsidiaries			(155.6)	(358.0)
Goodwill on new acquisitions	(142.1)	(142.1)		
Other investments	(5.2)	(5.5)	0.3	2.3
Dividends	(24.7)		(24.7)	(24.7)
Cash flow from other activities	**(172.0)**	**(147.5)**	**(180.0)**	**(380.3)**
Exchange rate differences and other changes	18.9	0.5	18.4	24.6
Change in net debt	**(98.3)**	**(155.6)**	**(98.3)**	**(295.4)**

Cash flow from operations before changes in net working capital increased to € 106.7 million, from € 95.9 million in 2002.

Changes in operating working capital (the three items that make up net working capital) had a significant negative impact on cash flow in 2003, quantified at € 30.8 million.

This difference was mainly attributable to a larger increase in receivables from customers than in sales for the year; in addition, payables to suppliers had a negative impact on cash flow, although this was largely as a result of specific year-end events.

The change in operating working capital does not take into account exchange rate gains (€ 4.1 million in 2003 and € 23.4 million in 2002), which are listed separately under "exchange rate differences and other changes", nor does it include the substantial reduction in payables to suppliers relating to investments in the new plant at Novi Ligure.

Changes in payables to suppliers (Novi Ligure) as of 31 December 2002 relate to € 17 million paid in early 2003, and subsequently reclassified under cash flow from investments.

Cash flow from operations fell from € 92.7 million in 2002 to € 75.9 million in 2003.

However, cash flow spent on investments, which amounted to € 32.4 million in 2002, decreased to € 12.5 million on a same-structure basis in 2003.

Another key figure listed under cash flow from investments (apart from the € 17.0 million reduction in payables to suppliers relating to the Novi Ligure plant) is the € 40.3 million from gains on sales of tangible fixed assets, mostly attributable to the sale of the building in Via Turati in Milan.

The combined effect of lower operating cash flow and a reduction in net investments generated an increase in Group free cash flow from € 60.3 million in 2002 to € 63.4 million in 2003.

The acquisition of Barbero (€147.1 million excluding the company's liquidity at the date of acquisition) and of the minority stakes in Sella & Mosca (€ 8.5 million) cost the Group € 155.6 million, while the dividend pay-out totalled € 24.7 million.

The summary cash flow statement does not show financial flows relating to changes in short or long-term debt, or investments in marketable securities: as a result, the change in the last item, i.e. the sum of all cash flow amounts for the year, corresponds to the change in Group net debt, which increased by € 98.3 million compared to 2002.

NET DEBT

At 31 December 2003, Group net debt stood at € 297.1 million, up from € 198.8 million at end-December 2002. The Group's financial position comprises the following items:

€ million	31 December 2003	31 December 2002	change
Cash and banks	133.6	103.5	30.1
Marketable securities	1.9	4.2	(2.3)
Payables to banks	(30.1)	(120.2)	90.1
Real estate lease payables	0.0	(2.0)	2.0
Interest on private placement	(4.4)	(3.3)	(1.1)
Short-term financial position	**101.0**	**(17.8)**	**118.8**
Payables to banks	(3.9)	(4.9)	1.0
Real estate lease payables	0.0	(11.4)	11.4
Bonds	(258.0)	0.0	(258.0)
Private placement	(134.6)	(163.1)	28.5
Other financial payables	(1.6)	(1.6)	0.0
Medium-long-term debt	**(398.1)**	**(181.0)**	**(217.1)**
Net debt	**(297.1)**	**(198.8)**	**(98.3)**

The financial position, as shown above, does not include own shares held by the Parent Company and recorded under financial fixed assets at the purchase cost of € 31 million.
Net debt (up € 98.3 million from 31 December 2002) benefited from the decline of the US dollar, which at 31 December 2003 had reduced the value of the long-term debt of Redfire, Inc by € 28.5 million compared to a year earlier.
The increase in medium - long-term debt compared to 2002 is due to a bond issued by the Parent Company during the year (for more information please see the section on "significant events" above).
The proceeds of the bond issue totalled US$ 300 million, part of which was used to fund the acquisition of Barbero 1891 S.p.A.
In addition, in July the Parent Company terminated its financial leasing agreement on the building in Via Turati in Milan, which was previously due to expire in 2006.
All debt relating to the building as of 31 December 2002 has now been paid off.
The Barbero acquisition (€ 147.1 million) was completed in December 2003, and therefore had a bigger impact on consolidated net debt as of 31 December 2003 than on the year's average financial position.
Lastly, if the Sella & Mosca S.p.A. subsidiaries Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de la Margue had been fully consolidated, this would have added € 0.9 million to the Group's debt figure at 31 December 2003.

BALANCE SHEET

The table below shows the reclassified consolidated balance sheet, which highlights the funding sources used by the Group and how they have been employed.
Receivables from and payables to affiliated companies are listed under net working capital (under receivables from customers and payables to suppliers respectively).
Since in the previous year these items were listed under other short-term assets and liabilities, the figures to 31 December 2002 have been reclassified using the same criteria as the 2003 figures, in accordance with legal requirements.
For a more detailed treatment of the main balance sheet items, please see the notes to the accounts.

	31 December 2003	31 December 2002	change
Inventories	106.4	94.9	11.5
Receivables from customers	174.2	137.7	36.5
Payables to suppliers	(127.6)	(135.5)	7.9
Net working capital	**153.0**	**97.1**	**55.9**
Other short-term assets and liabilities	(34.1)	(15.0)	(19.1)
Working capital	**118.9**	**82.1**	**36.8**
Staff severance fund	(15.6)	(13.1)	(2.5)
Balance of pre-paid and deferred taxes	(0.2)	0.6	(0.8)
Other non-current liabilities	(21.8)	(22.5)	0.7
Other net liabilities	**(37.6)**	**(35.0)**	**(2.6)**
Net tangible fixed assets	152.4	144.2	8.2
Intangible fixed assets	571.6	453.2	118.4
Financial fixed assets	44.7	43.2	1.4
Total fixed assets	**768.7**	**640.6**	**128.0**
Invested capital	**(850.0)**	**687.7**	**162.2**
Shareholders' equity	(548.2)	(478.9)	(69.3)
Minority interests	(4.7)	(10.0)	5.3
Net debt	(297.1)	(198.8)	(98.3)
Financing sources	**(850.0)**	**(687.7)**	**(162.3)**

At 31 December 2003 the Group had net invested capital of € 850.0 million, shareholders' equity of € 548.2 million and net debt of € 297.1 million.
Invested capital increased by € 162.2 million over the period, mainly because of the inclusion of the newly-acquired Barbero 1891 S.p.A. in the basis of consolidation.
This acquisition changed the Group's financial structure, causing its debt to equity ratio to rise from 41.5% at the end of 2002, to 54.2% at 31 December 2003.
As regards the changes in the main items:

- the € 55.9 million change in net working capital shown above differs from the reclassified figure of € 30.8 million given on the cash flow statement (see above); the difference relates to the net working capital of Barbero 1891 S.p.A. at the time of the acquisition (€ 12.3 million) and payables to suppliers in relation to the Novi Ligure plant as of 31 December 2002 (€ 17.0 million), both of which had a negative effect, and to the impact of exchange rates on working capital, which had a positive effect of € 4.1 million.
- other short-term (assets and) liabilities increased by € 19.1 million versus the previous year owing to the increased tax liabilities of certain Group companies (mostly those based in Italy) and to capital gains tax on the sale of the building in Via Filippo Turati in Milan;
- net tangible fixed assets did not change significantly, since the investments made during the period (€ 28.4 million) were offset by depreciation, disposals and write-downs;
- intangible fixed assets included amortisation of € 31.6 million; the figure also incorporated increases due to investments during the period (€ 7.5 million), and goodwill from both the Barbero acquisition (€ 138.4 million) and the purchase of the remaining stake in Sella & Mosca S.p.A. (€ 3.7 million);
- the change in financial fixed assets (which in both periods compared included € 31 million of own shares) was mainly due to the adjustment of the value of equity investments (consolidated using the equity method);
- Group shareholders' equity rose by € 69.3 million from the previous year; a € 24.7 million dividend pay-out by the Parent Company was more than offset by Group net profit of € 79.8 million and exchange rate differences arising from the conversion of the shareholders' equity of the various subsidiaries;
- the value of minority interests fell by € 5.3 million following the acquisition by the Group of the remaining stake in Sella & Mosca S.p.A.

Investments

Investments in tangible and intangible fixed assets totalled € 35.8 million, excluding the increases due to the acquisition of Barbero 1891 S.p.A. and the remaining stake in Sella & Mosca S.p.A.
Specifically, investments in tangible fixed assets totalled € 28.4 million; some € 17.3 million of this was spent on completing the new plant at Novi Ligure, which by the end of 2003 had cost a total of € 51.7 million.
Sella & Mosca S.p.A. invested € 3.2 million, mainly in vineyard equipment, agricultural plant and machinery and industrial machinery, while Skyy Spirits, LLC invested around € 4.2 million in plant and machinery, and in setting up its new offices.
In addition, investments were made by other Group companies, mainly in plant and machinery, and goods such as electronic equipment.
Intangible fixed assets comprised investment in software and SAP licences (€ 2.0 million), and the purchase of brands at the end of the year by N. Kaloyiannis Bros A.E.B.E. following the acquisition of Greek company Coutsicos S.A. in early 2004 (€ 0.9 million).
This item also included costs incurred by the Parent Company in respect of a € 1.8 million bond issued during the year, and by Group subsidiaries in respect of a € 2.4 million capital increase.

RESEARCH AND DEVELOPMENT

Research and development related solely to ordinary production and commercial activities; costs were therefore spread throughout 2003.

CORPORATE GOVERNANCE

Please see the Annual Report of the Board of Directors on Corporate Governance, attached to this report.

OTHER INFORMATION

Parent Company

Davide Campari-Milano S.p.A. generated a net profit of € 21.0 million after tax provisions of € 8.2 million, depreciation, amortisation and write-downs of € 4 million and risk provisions of € 0.07 million.
This compares with the net profit of € 134.3 million recorded the previous year.
The table below shows the main figures for 2003, compared with those of the previous year:

€ million	31 December 03	31 December 02
Value of production	102.7	102.8
Production costs	(93.8)	(88.8)
Difference between value of production and production costs	8.9	**14.0**
Total financial income and charges	(1.8)	103.9
Extraordinary items	22.1	17.7
Profit before tax	29.2	**135.6**
Corporate income tax	(8.2)	(1.3)
Net profit	21.0	**134.3**

The key factors affecting these results are summarised as follows:

- net profit dropped sharply to € 21 million, largely because of a reduction in dividends received from Group subsidiaries.
  Financial income was negative to the tune of € 1.8 million, and included dividends of € 1.2 million. In 2002, when financial income was in solidly positive territory (€ 103.9 million, including dividends of € 106.5 million received from Group subsidiaries), net profit totalled € 134.3 million;
- operating profit fell to € 8.9 million, as production costs increased while value of production remained broadly in line with 2002; specifically, the cost of raw materials rose and there was a significant increase in service costs relating to the extraordinary operations carried out during the year;
- extraordinary income totalled € 22.1 million, boosted by the capital gain on the sale of the building in Via Turati in Milan;

– tax charges jumped to € 8.2 million, owing to a reduction in the tax breaks on IRPEG (corporate income tax) from which the company benefited in previous years (Legislative Decree 466 of 18 December 1997 on dual income tax); these were applied to newly-listed companies and were abolished by Law 383/2001.

For a clearer picture of the company's performance, the table below shows the main balance sheet items for the last two years:

€ million	31 December 03	31 December 02
Total non-current assets	927.4	487.4
Total current assets	74.3	66.3
Accrued income and deferred charges	5.0	3.4
Total assets	**1,006.7**	**557.1**
Total shareholders' equity	**344.9**	**348.6**
Total provisions for risks and charges	8.2	6.3
Staff severance fund	5.5	5.5
Total debt	633.0	196.6
Deferred income and accrued charges	15.1	0.1
Total liabilities	**1,006.7**	**557.1**

The table shows a significant increase in financial fixed assets due to equity investments acquired during the year, as well as to the additional debt taken on to finance the Group's growth programme.
The table below shows Group net debt at 31 December 2003, compared with the previous year:

€ million	31 December 2003	31 December 2002
Cash and banks	22.4	1.0
Payables to banks	(24.0)	(118.4)
Payables to bond holders	(258.0)	0
Intercompany payables and receivables	(304.3)	(22.8)
Net debt	**(563.9)**	**(140.2)**

Campari on the stock market

Shares and shareholders

The share capital of Davide Campari-Milano S.p.A. totalled € 29,040,000 at the end of the year, and is divided into 29,040,000 shares with face value of € 1.00 each.
At 31 December 2003, the main shareholders were:

Shareholder (1)	Number of ordinary shares	% held
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanley Investment Management Ltd. (2)	1,616,076	5.565%
Davide Campari-Milano S.p.A.	1,000,000	3.443%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per art. 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

(2) Based on notifications as per art. 117 of Consob regulation 11971/99.

(3) Purchase of own shares for the purposes of the stock option scheme.

Share price performance

In 2003 Campari shares gained 28.2% on their closing price at 31 December 2002.

They outperformed the Mibtel index by 14.3%, the mid-cap Midex index by 1.1% and the FTSE Eurotop 300 Beverages index by 29.6%.

An average of 37,894 shares were traded daily on the Milan stock market (MTA), with an average daily value of € 1.3 million.

On 31 December 2003 the Group's stock market capitalisation stood at € 1,117 million.

From 22 March Campari shares will no longer be included in the Midex index (on which they were originally listed on 30 January 2003).

This means that they will no longer be traded on the After Hours Market (TAH) organised and run by Borsa Italiana S.p.A.

Performance of Campari shares from January 2003 to date


Campari share price (€)
Trading volume (thousand shares)
gan-03 gan-03 feb-03 mar-03 apr-03 may-03 gune-03 july-03 aug-03 sept-03 oct-03 nov-03 dec-03 gan-03 feb-03 mar-03
Campari (trading volume)
Campari (share price)
Midex (relative)
Mibtel (relative)
FTSE 300 Eurotop Beverages (relative)

Source: Bloomberg

Share data		2003	2002	2001 (2)
Price at 31 December(1)	€	38.46	30.00	26.37
Maximum price(1)	€	38.48	37.77	31.00
Minimum price(1)	€	27.41	25.28	21.84
Average price(1)	€	33.02	31.63	27.16
Stock market capitalisation(1)	€ 000	1,116,878	871,200	765,785
Average daily trading value	€ 000	1,261	1,695	2,066
Average daily trading volume	Number of shares	37,894	53,093	72,375

Source: Bloomberg

(1) Closing price.

(2) Initial public offering on 6 July 2001 at a price of € 31 per share.
Average daily volumes after the first week of trading were 42,260 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

Stock market ratios

- *Price/book value*

Shareholders' equity divided by the number of outstanding shares was € 18.88 at the end of 2003, compared with € 16.51 at the end of 2002.
Based on the share price at the end of the year, the price / book value ratio was 2.04, against 1.82 the previous year.

	2003	2002	2001
Share price at 31 December (€)	38.46	30.00	26.37
Shareholders' equity per share (€)	18.88	16.51	14.82
Price / book value	2.04	1.82	1.78

- *EPS (earnings per share) and P/E (price-earnings ratio)*

Earnings per share stood at € 2.75 in 2003, compared with € 2.98 the previous year.
Based on the share price at the end of the year, the P/E ratio was 14.0, versus 10.1 at the end of 2002.

	2003	2002	2001
Share price at 31 December (€)	38.46	30.00	26.37
Earnings per share (EPS) (€)	2.75	2.98	2.18
P/E	14.0	10.1	12.1

Based on net profit adjusted for goodwill and trademark amortisation, adjusted EPS was € 3.73 in 2003, while the adjusted P/E figure was 10.32.

	2003	2002	2001
Share price at 31 December (€)	38.46	30.00	26.37
Adjusted EPS (€)	3.73	3.94	2.58
Adjusted P/E (1)	10.32	7.6	10.2

(1) Profit before goodwill and trademark amortisation

- *Pay-out ratio*

The pay-out ratio was 30.9% in 2003.

	2003	2002	2001
Dividend per share (€)	0.88 (1)	0.88	0.88
Total dividends distributed (2) (€ million)	24.7	24.7	24.7
Group net profit (€ million)	79.8	86.7	63.4
Pay-out ratio	30.9%	28.5%	38.9%

(1) For 2003, proposed dividend.
(2) In 2001, 2002 and 2003, 28,040,000 shares had dividend rights; this figure is the total number of Group shares, minus 1,000,000 own shares.

- *Dividend yield*

Based on the share price at the end of 2003, the dividend yield of the shares was 2.3%.

	2003	2002	2001
Dividend per share (€)	0.88 (1)	0.88	0.88
Share price at 31 December (€)	38.46	30.00	26.37
Dividend/Price	2.3%	2.9%	3.3%

(1) For 2003, proposed dividend

Ownership and purchase of own shares and those of the controlling shareholder

The Parent Company has 1,000,000 own shares with a face value of € 1 each; the total value is therefore € 1,000,000, representing around 3.4% of the Group's share capital.
These own shares are to be used in the Group's stock option scheme.
During the period, and at the time of publication of this report, the Group held no shares in its controlling shareholder, either directly or indirectly.

Dealings with non-consolidated subsidiaries, the controlling shareholder and affiliated companies

Pursuant to article 2428 of the Italian civil code and Consob circulars 97001574 of 20 February 1997 and 98015375 of 27 February 1998, the following table gives details of all Group dealings with non-consolidated subsidiaries, affiliated companies, main shareholders and companies controlled by main shareholders.
All of the operations listed below were carried out at market prices and under market conditions.

Main profit and loss items in the year to 31 December 2003:

Item	€ m	Operation
Revenues from sales	14.3	Revenues from the sale of products by Campari International S.A.M. to the affiliated companies M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L.
	0.04	Revenues from sales by Sella & Mosca S.p.A. to Qingdao Sella & Mosca Winery Co. Ltd. (a subsidiary consolidated using the equity method).
Other income	0.09	Leasing charges relating to sub-letting agreements on offices forming part of the property at Via Bonaventura Cavalieri 4, 20121 Milan, and Via Filippo Turati 25, 20121 Milan, signed respectively between the Parent Company and its controlling shareholder Alicros S.r.l., and between the Parent Company and its affiliate Longhi & Associati S.r.l.
	0.4	Other revenues of Campari Italia S.p.A. from the affiliate Longhi & Associati S.r.l.
Product acquisition costs	0.02	Costs incurred by Sella & Mosca S.p.A. for the purchase of products from Société Civile Immobiliaire du Domaine de Lamargue (a subsidiary consolidated using the equity method).
Services costs	6.0	Promotional and advertising costs incurred by affiliates M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L., and passed on to Campari International S.A.M.
	0.6	Commissions from the purchase of advertising space charged to Campari Italia S.p.A. by affiliate Longhi & Associati S.r.l.
Financial income	0.1	Interest receivable by Campari Finance Teoranta from Société Civile Immobiliaire du Domaine de la Margue (a subsidiary consolidated using the equity method) in respect of a loan, and from affiliate Fior Brands Ltd.

Main balance sheet items in the year to 31 December 2003:

Item	€ m	Operation
Receivables from affiliated companies	9.7	Receivables from affiliates include: – receivables due to Campari International S.A.M. from affiliates M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L. in respect of the commercial dealings outlined above; – receivables due to Campari Finance Teoranta from affiliate Fior Brands Ltd. In respect of a GBP 1 million loan.
Receivables from non-consolidated subsidiaries	2.0	A € 1.9 million loan from Campari Finance Teoranta to Société Civile Immobiliaire du Domaine de Lamargue (a subsidiary consolidated using the equity method); and trade receivables due to Sella & Mosca S.p.A. from Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de Lamargue (subsidiaries consolidated using the equity method).
Receivables from main shareholders	0.006	Receivable from the Parent Company's controlling shareholder Alicros S.r.l. in respect of the sale of a car.
Payables to affiliated companies	2.6	Payables by Campari International S.A.M. to affiliates M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and SUMMA S.L. for the commercial dealings outlined above.

The leasing agreements in force with the Group's main shareholder Alicros S.r.l. and affiliated company Longhi & Associati S.r.l. were cancelled following the sale by the Parent Company of the building in Via Filippo Turati.
The sale contract also included the sale of the building in Via Bonaventura Cavalieri, which contains the unit leased to the controlling shareholder Alicros S.r.l.
During the year, the Parent Company also sold a car to its controlling shareholder Alicros S.r.l. for € 6,000.
There were no other financial dealings with subsidiaries, affiliated companies or the controlling shareholder during the year.

Events taking place after the end of the year

Acquisition of Greek company Coutsicos

In January 2004, N. Kaloyiannis Bros A.E.B.E. acquired a Greek company called Coutsicos S.A., based in Piraeus and with a factory in Volos.
The total acquisition price was € 2.8 million, which includes some of the brands acquired in December 2003.
The company has a production facility which will be used by the Group for the production of Ouzo 12, which is currently bottled externally.

Sale of Sovinac S.A.

In March 2004, Sovinac S.A., 100% owned by the Group, was sold to a third party for € 1 million.
The sale will have no effect on the consolidated results.

Continued rationalisation of the Group structure

On 15 and 16 March respectively, the boards of directors of S.A.M.O. S.p.A. and Campari Italia S.p.A., both wholly owned by Campari-Crodo S.p.A., approved the merger of S.A.M.O. S.p.A. into Campari Italia S.p.A.

The merger plan will be put forward at the shareholders' meetings of both companies on 19 April 2004. Moreover, as stated in the section "Significant events", following the transfer last year of Campari-Crodo S.p.A. to the Parent Company, the Board of Directors of Campari-Crodo S.p.A. approved the merger of the company into Davide Campari-Milano S.p.A.
The Board of Directors of Davide Campari-Milano S.p.A. now has to approve the operation, which will be put forward for approval by the respective shareholders' meetings.

Launch of SKYY Melon and SKYY Sport in the United States

In the first quarter of 2004, the Group, via Skyy Spirits, LLC, announced the launch of a further SKYY Vodka line extension to add to the existing SKYY Citrus, SKYY Berry, SKYY Spiced and SKYY Vanilla.
The new product is SKYY Melon, which strengthens the group's position in the premium segment, particularly that of flavoured vodka.
Also in early 2004, the group announced the launch of SKYY Sport, a new, low-carbohydrate ready-to-drink product.
SKYY Sport is produced and distributed by SABMiller, as is SKYY Blue, the ready-to-drink product launched in 2002.

Launch of Campari Mixx Lime and Campari Mixx Peach

In 2004 the Group launched Campari Mixx Peach and Campari Mixx Lime in Italy, as part of its strategy of expanding its ready-to-drink range.
These fizzy low-alcohol drinks join the two versions already on the market: Campari Mixx and Campari Mixx Orange.

OUTLOOK

At this stage of the year, forecasts for 2004 generally reflect a cautious view.
In Italy, the dynamic performance of all main Group brands should be viewed against the backdrop of an increasingly difficult macroeconomic situation, in which consumer confidence and the propensity to spend fell to their lowest levels of the last three years in January and February.
Moreover, the 13% increase in excise duty introduced in January 2004 was wholly passed onto prices, and this will undoubtedly have a significant effect on sales of spirits.
By contrast, business in Italy will benefit from the contribution of Aperol and the other brands of Barbero 1891 S.p.A., which was acquired in December 2003.
The macroeconomic situation in the Group's other main European markets is very similar to that of Italy.
The main European market, Germany, has suffered more than any country from the effects of the economic downturn, but fortunately began to show clear signs of recovery in the second half of 2003.
This year, Group sales in Europe – particularly in Germany – will be hit by tax increases that have already affected the ready-to-drink segment.
The Group has decided to abandon its expansion plans for Campari Mixx in the markets affected by these tax measures.
Leaving aside the outlook for both the US dollar and the Brazilian real (both of which appear to be on a downward trend against the euro), the respective situations of the United States and Brazil are very different.
In the United States, where the macroeconomic outlook is still unclear, especially given the approaching presidential elections, the biggest risks for Skyy Spirits, LLC and SKYY Vodka are the increasingly

crowded and competitive vodka market, especially as regards premium products like those sold by the Group.
As the last year has plainly shown, the performance of Campari do Brasil Ltda. remains closely bound up with that of the local economy, particularly in relation to inflation and exchange rates.
In the second half of 2004 the third-party licensing rights to the Cynar brand on the Brazilian market will expire.
The brand, which is a segment leader on the Brazilian market and generates significant sales, will then be produced and distributed locally by the Group via Campari do Brasil Ltda.

ATTACHMENTS

RECLASSIFIED BALANCE SHEET

€ 000	31 December 2003	31 December 2002
Assets		
Current assets		
Cash and banks	133,583	103,480
Marketable securities	1,910	4,235
Short-term financial receivables	781	246
Receivables from customers, net of write-down reserves and year-end bonuses (*)	174,238	137,667
Receivables from affiliated companies (*)	1,806	1,557
Advances to suppliers	8,215	9,578
Receivables from tax authorities (*)	9,893	12,788
Pre-paid taxes	15,792	10,152
Inventories	106,363	94,860
Other current assets	18,942	9,892
Total current assets	471,523	384,455
Net tangible fixed assets	152,427	144,238
Goodwill, net of depreciation	552,198	437,260
Other intangible fixed assets, net of depreciation	19,379	15,980
Equity investments	7,822	8,674
Own shares	31,000	31,000
Other assets	5,771	3,539
Total non-current assets	768,597	640,691
Total assets	1,240,120	1,025,146
Liabilities and shareholders' equity		
Current liabilities		
Payables to banks	30,112	120,107
Property leases, current portion		2,024
Payables to other financial organisations	1	
Payables to suppliers (*)	127,580	135,501
Advances from customers	116	130
Commissions payable	1,706	1,591
Corporate income tax	14,186	5,509
Payables to tax authorities (*)	18,737	15,834
Social security contributions	4,437	4,405
Employees	8,818	6,193
Deposits from customers for packaging	4,234	6,748
Other current liabilities	25,895	12,017
Total current liabilities	235,822	310,059
Staff severance fund (Italy)	15,628	13,137
Non-current payables to banks	3,863	4,923
Property leases, less current portion	0	11,361
Payables to bond holders	257,954	–
Private placement	134,600	163,116
Non-current payables to other financial organisations	1,625	1,625
Non-current payables to tax authorities	2,018	5,143
Deferred tax	15,979	9,566
Other non-current liabilities	19,752	17,326
Minority interests	4,668	9,984
Total non-current liabilities	456,087	236,181
Shareholders' equity		
Share capital	29,040	29,040
Reserves	519,171	449,866
Total shareholders' equity	548,211	478,906
Total liabilities and shareholders' equity	1,240,120	1,025,146

(*) Please note that in 2003 trade receivables and payables to affiliated companies were reclassified under "Receivables from customers" and "Payables to suppliers" respectively; for ease of comparison, these items have also been reclassified for 2002.

RECLASSIFIED PROFIT AND LOSS ACCOUNT

€ 000	31 December 2003	31 December 2002
Net sales	714,148	660,615
Cost of materials	(256,330)	(230,379)
Production costs	(44,907)	(45,940)
Total cost of goods sold	(301,237)	(276,319)
Gross margin	412,911	384,296
Advertising and promotions	(143,748)	(130,812)
Sales and distribution costs	(76,077)	(72,673)
Trading profit	193,086	180,811
General and administrative expenses	(46,851)	(43,348)
Other operating income	6,912	5,779
Goodwill and trademark amortisation	(28,458)	(27,766)
EBIT before non-recurring costs	124,689	115,476
Non-recurring costs	(2,477)	(809)
EBIT	122,212	114,667
Net financial income (charges)	(8,843)	(6,076)
Net exchange rate gains (losses)	1,622	8,163
Other non-operating income (charges)	23,130	6,673
Profit before tax	138,121	123,427
Minority interests	(17,851)	(15,840)
Group profit before tax	120,270	107,588
Tax	(40,448)	(20,919)
Net profit	79,822	86,669
EBITDA before non-recurring costs	171,674	160,766
EBITDA	169,197	159,957
EBITA before non-recurring costs	153,147	143,242
EBITA	150,670	142,433

CASH FLOW STATEMENT

€ 000	31 December 2003 Total	31 December 2003 Effect of changes in basis of consolidation	31 December 2003 Same-structure basis	31 December 2002
Group profit before tax	120,171		120,171	107,563
Depreciation and amortisation	46,984		46,984	45,290
Gains on sales of fixed assets	(34,447)		(34,447)	(5,676)
Other non-cash items	10,512		10,512	(5,698)
Use of funds	(4,080)		(4,080)	
Current tax	(40,349)		(40,349)	(20,894)
Changes in staff severance fund	(63)		(63)	559
Deferred tax	3,180		3,180	(6,222)
Changes in tax payables and receivables	8,943	3,646	5,297	(8,594)
Other changes in payables and receivables, excluding working capital	7,471	7,994	(522)	(10,428)
Cash flow from operations before changes in working capital	**118,323**	**11,640**	**106,682**	**95,901**
Receivables from customers	(40,180)	(21,167)	(19,013)	(4,177)
Inventories	(15,604)	(9,266)	(6,339)	(20,653)
Payables to suppliers	12,690	18,099	(5,409)	21,607
Changes in net working capital	**(43,095)**	**(12,334)**	**(30,761)**	**(3,223)**
Cash flow from operations	**75,228**	**(694)**	**75,921**	**92,678**
Purchase of tangible fixed assets	(36,144)	(7,730)	(28,414)	(56,191)
Change in payables to suppliers in respect of fixed assets (Novi Ligure)	(17,020)		(17,020)	17,020
Gains on sales of tangible fixed assets	40,332		40,332	8,793
Purchase of intangible fixed assets	(149,697)	(142,250)	(7,447)	(2,005)
Acquisition of new subsidiaries, net of cash acquired			(155,604)	(357,984)
Net change in equity investments	852	582	270	1,305
Purchase of own shares				
Net change in marketable securities	2,325		2,325	42,135
Change in financial receivables	58		58	544
Change in minority interests	(5,316)	(6,061)	745	1,685
Cash flow from investments	**(164,610)**	**(155,458)**	**(164,756)**	**(344,698)**
Payment of lease instalments	(14,208)		(14,208)	(1,857)
Net change in short-term bank debt	(89,995)		(89,995)	7,822
Interest on bonds and private placement	1,074		1,074	3,349
Bonds	257,954		257,954	163,116
Net change in medium-long-term financial payables (non-current portion)	(1,060)		(1,060)	5,339
Dividends	(24,675)		(24,675)	(24,675)
Cash flow from financial operations	**129,090**		**129,090**	**153,094**
Effect of exchange rate differences on net working capital	4,120		4,120	23,408
Other exchange rate differences and changes	(13,725)	548	(14,273)	1,233
Exchange rate differences and other changes	**(9,605)**	**548**	**(10,153)**	**24,641**
Net increase (decrease) in cash and banks	**30,103**	**(155,604)**	**30,103**	**(74,286)**
Cash and banks at start of financial year	103,480		103,480	177,766
Cash and banks at end of financial year	133,583	(155,604)	133,583	103,480

Notes to the cash flow statement

- In a change from the previous year, cash flow from operations is now shown before the effect of exchange rate differences on working capital, which has been reclassified under "exchange rate differences and other changes" (also reclassified for 2002, for ease of comparison).
- Please note that in 2003 trade receivables and payables to affiliated companies were reclassified under "receivables from customers" and "payables to suppliers" respectively; for ease of comparison, these items have also been reclassified for 2002.
- The changes in payables to suppliers (for 2002 and 2003) exclude payables relating to the investment in the Novi Ligure plant, which has been reclassified under "cash flow from investments".
- "Acquisition of new subsidiaries" refers to the purchase of Barbero 1891 S.p.A. for € 147.1 million, and to the € 8.5 million purchase of the remaining portion of Sella & Mosca S.p.A that the group did not already own.

CAMPARI

Davide Campari - Milano S.p.A.

Consolidated financial statements as at 31 December 2003


CAMPARI
REDPASSION

Consolidated accounts as at 31 December 2003

BALANCE SHEET

(€ 000)	31 December 2003	31 December 2002
Assets		
A Amounts due from shareholders for capital contributions payable	0	0
B Fixed assets		
I Intangible assets		
1 Start-up and expansion costs	2,665	51
3 Industrial patents and intellectual property rights	1,749	1,718
4 Concessions, licences, trademarks and similar rights	11,160	11,654
5 Consolidation differences	552,198	437,260
6 Intangible assets in progress and payments on account	787	7
7 Other intangible fixed assets	3,018	2,550
	571,577	453,240
II Tangible assets		
1 Land and buildings	76,975	51,763
2 Plant and machinery	59,993	37,021
3 Industrial and commercial equipment	2,137	7,246
4 Other tangible fixed assets	4,768	4,221
5 Tangible assets in progress and payments on account	8,554	43,987
	152,427	144,238
III Financial assets		
1 Equity investments		
a Subsidiaries	7,026	7,878
b Affiliated companies	584	621
d Other companies	212	175
2 Receivables		
d from other companies		
due within 12 months	554	246
due after 12 months	1,447	2,018
3 Other securities		
due within 12 months	227	0
due after 12 months	0	454
4 Own shares	31,000	31,000
	41,050	42,392
Total fixed assets	765,054	639,870
C Current assets		
I Inventories		
1 Raw materials, supplies and consumables	33,349	26,482
2 Work in progress and semi-finished products	21,998	21,801
4 Finished products and goods for resale	50,704	46,577
5 Payments on account	312	0
	106,363	94,860
II Receivables		
1 from customers		
due within 12 months	171,840	145,429
due after 12 months	0	43
3 from affiliated companies		
due within 12 months	9,690	6,337
4 from parent companies		
due within 12 months	6	0
5 from others		
due within 12 months	43,547	39,456
due after 12 months	4,324	1,024
	229,407	192,289
III Financial assets not listed under fixed assets		
6 Other securities	1,910	4,235
	1,910	4,235
IV Cash and cash equivalents		
1 Bank and post office deposits	133,535	103,441
2 Cheques	10	0
3 Cash and liquid assets	38	39
	133,583	103,480
Total current assets	471,263	394,864
D Accrued income and deferred charges		
2 Other		
Accrued income	7,785	1,532
Deferred charges	1,504	1,422
	9,289	2,954
Total assets	1,245,606	1,037,688

BALANCE SHEET

(€ 000)	31 December 2003	31 December 2002
Liabilities and shareholders' equity		
A Shareholders' equity		
I Share capital	29,040	29,040
II Share premium reserve		
III Revaluation reserve		
IV Legal reserve	5,808	5,808
V Reserve for own shares in portfolio	31,000	31,000
VI Statutory reserve		
VII Other reserves	402,541	195,986
VIII Profit (loss) carried forward	0	130,403
IX Profit (loss) for the year	79,822	86,669
Total shareholders' equity - group	548,211	478,906
Minorities		
Share capital and reserves	-13,182	-5,856
Profit (loss) for the year	17,850	15,840
Total shareholders' equity - minorities	4,668	9,984
Total shareholders' equity	552,879	488,890
B Reserve for risks and charges		
2 Pension provisions and similar obligations	3,574	2,669
2a Tax provisions	2,018	2,791
2b Deferred tax provisions	15,979	9,566
3 Other provisions	16,178	14,657
Total reserves for risks and charges	37,749	29,683
C Staff severance fund (Italy)	15,628	13,137
D Payables		
1 Bonds		
due after 12 months	257,954	0
3 Payables to banks		
due within 12 months	30,112	122,131
due after 12 months	3,863	16,284
4 Payables to other financial organisations		
due within 12 months	1	0
due after 12 months	136,225	164,741
5 Payments on account		
due within 12 months	232	295
due after 12 months		
6 Payables to suppliers		
due within 12 months	130,465	136,942
9 Payables to affiliated companies		
due within 12 months	2,601	1,216
10 Payables to parent companies		
due within 12 months	0	2
11 Payables to tax authorities		
due within 12 months	32,923	21,343
due after 12 months	0	2,352
12 Payables to social security and pension organisations		
due within 12 months	4,437	4,405
due after 12 months		
13 Other payables		
due within 12 months	19,328	29,408
Total payables	618,141	499,119
E Accrued liabilities and deferred income		
2 Other		
Accrued liabilities	12,703	5,474
Deferred income	8,506	1,385
	21,209	6,859
Total liabilities	1,245,606	1,037,688
Memorandum accounts		
1 Guarantees to other companies	37,007	25.995
2 Pledges to other companies	18,514	33.339
3 Risks in respect of other companies	87	0
Total memorandum accounts	55,608	59,334

PROFIT AND LOSS ACCOUNT

(€ migliaia)	31 December 2003	31 December 2002
A Value of production		
1 Revenues from sales and services	851,991	782,630
2 Change in work in progress, semi-finished and finished products	2,113	2,873
3 Change in contract work in progress		
4 Increases in fixed assets for internal work	845	893
5 Other revenues and income (contributions to operating account = 0)	36,513	39,563
Total value of production	**891,462**	**825,959**
B Production costs		
6 Raw materials, supplies and consumables	297,801	273,006
7 Services	228,465	213,581
8 Rental and leasing charges	5,439	3,458
9 Personnel		
a) Salaries and wages	50,731	48,828
b) Social security contributions	12,422	12,020
c) Staff severance fund (Italy)	1,693	1,678
d) Pension provisions and similar	193	207
e) Other costs	3,419	6,289
10 Depreciation, amortisation and write-downs		
a) Amortisation of intangible fixed assets	31,565	30.924
b) Depreciation of tangible fixed assets	15,419	14.366
c) Other write-downs of fixed assets	0	1.953
d) Write-downs of receivables due within 12 months and liquid assets	456	1.052
11 Change in inventories of raw materials, supplies and consumables	–4,621	–13.816
12 Risk provisions	1,075	4.145
13 Other provisions	0	0
14 Other operating expenses	127,334	120.442
Total production costs	**771.391**	**718,133**
Difference between value of production and production costs	**120.071**	**107,826**
C Financial income and charges		
15 Income from equity investments		
c Other companies	71	0
16 Other financial income		
a from receivables listed under fixed assets		
Other companies	18	29
c from securities other than equity investments listed under current assets	1,536	2,827
d miscellaneous income		
2) Affiliated companies	68	9
4) Other companies	19,379	11,796
17 Interest and other financial charges		
d Other companies	–28,139	–17,174
Total financial income and charges	**–7,067**	**–2,513**
D Adjustments to the value of financial assets		
18 Write-ups		
a) of equity investments	33	305
19 Write-downs		
a) of equity investments	–643	–689
Total adjustments to the value of financial assets	**–610**	**–384**
E Extraordinary income and charges		
20 Income		
a) Extraordinary income	3,581	25,563
b) Capital gains	34,447	5,676
21 Charges		
a) Extraordinary charges	–12,213	–12,732
b) Capital losses	–5	–10
c) Tax relating to previous financial years	–183	–23
Total extraordinary income and charges	**25,627**	**18,474**
Profit before tax	**138,021**	**123,403**
22 Corporate income tax for the year		
Current tax	37,169	27,116
Deferred tax	3,180	–6,222
Total corporate income tax	**40,349**	**20,894**
Profit for the year	**97,672**	**102,509**
Net profit attributable to minorities	**17,850**	**15,840**
Net profit attributable to the Group	**79,822**	**86,669**

Notes to the accounts

STRUCTURE AND CONTENT OF THE CONSOLIDATED ACCOUNTS

The consolidated accounts, comprising the balance sheet, the profit and loss account and the notes to the accounts, have been prepared in compliance with Legislative Decree 127 of 9 April 1991.
The laws upon which these accounts are based have been supplemented and interpreted in light of the accounting standards drawn up by the Italian association of chartered accountants (Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri).
Against each balance sheet and profit and loss item for 2003, the corresponding figure for 2002 is also shown.
Figures given in the accounting statements, the notes to the accounts and the section containing the reclassified accounting statements are expressed in thousand euro, while comments in the notes to the accounts and the report on operations are expressed in million euro, unless otherwise stated.

BASIS OF CONSOLIDATION

The consolidated accounts comprise the accounts of the Parent Company, as well as the 2003 accounts of the companies in which the Parent Company holds a controlling interest, pursuant to article 2359, paragraphs 1 and 2 of the Italian civil code.
A list of the companies included in the basis of consolidation appears in the Other information section of this report.
The following changes in the basis of consolidation have taken place since 31 December 2002:

- Barbero 1891 S.p.A., acquired by the Group in December, was consolidated from 3 December 2003. While the consolidated balance sheet incorporates the balance sheet of the new acquisition for the full year, the profit and loss account figures are only applied for the period 3 December-31 December 2003; the consolidation of Barbero 1891 S.p.A. generated goodwill of € 138.4 million;
- Francesco Cinzano & C.ia. S.p.A. was merged into Campari-Crodo S.p.A.; this merger had no effect on the consolidated results;
- in June, the Group purchased the remaining shares in Sella & Mosca S.p.A. that were held by minority shareholders as of 31 December 2002; the acquisition generated goodwill of € 3.7 million.

CONSOLIDATION PRINCIPLES

The full values contained in the accounts of the subsidiaries are consolidated on a line-by-line basis, regardless of the actual percentage shareholding owned by the Group.
The accounts used in the consolidation are those relating to the year ending 31 December 2003 for the individual companies, which have either been approved by shareholders or have been prepared by the boards of directors for approval, and reclassified and adjusted in line with the accounting standards and presentation criteria used by the Parent Company.

Consolidation of equity investments

The negative differences between the book values of shareholdings as recorded in the accounts and the shareholders' equity of the individual companies at the end of the year are recorded under "Consolidation reserve".

Where positive differences are the result of a higher value of the companies' tangible or intangible fixed assets, they are recorded as increases in the assets concerned, while any residual positive amount is included in the "Consolidation differences" item under assets.

Intercompany entries

Unrealised profit and losses resulting from operations between Group companies are eliminated, as are the entries showing payables and receivables, and costs and revenues between the companies included in the basis of consolidation.

Dividends and taxes

Dividends collected from consolidated companies are eliminated.
Non-recoverable taxes relating to dividends from subsidiaries that are expected to be paid to the Parent Company are recorded.

Currency conversion criteria and exchange rates applied to the accounts

Figures expressed in currencies other than the accounting currency (euro) are converted as follows:

- profit and loss items are converted at the average exchange rate for the year, while balance sheet items are converted at year-end exchange rates; exchange rate differences resulting from the application of these two different methods are recorded under "reserve for the conversion of accounts in foreign currency".
- any difference between the value of shareholders' equity at the beginning of the year, as converted at the prevailing rate, and the value of shareholder's equity converted at the year-end rate for the previous year are also recorded under "reserve for the conversion of accounts in foreign currency".

The exchange rates applied are as follows:

	period ending			
	31 December 2003		31 December 2002	
	Average rate	Year-end rate	Average rate	Year-end rate
US dollar	1.1309	1.2630	0.9459	1.0422
Swiss franc	1.5208	1.5579	1.4682	1.4548
Brazilian real	3.4712	3.6627	2.7835	3.6651
Uruguayan peso	31.1722	36.0649	19.9663	28.0456
Chinese renminbi	9.3615	10.4576	7.8259	8.6294

Minority interests

The share of the capital and reserves of companies included in the basis of consolidation owned by minority shareholders is recorded on the balance sheet under "minority share capital and reserves".
Consolidated profits or losses relating to minorities are recorded under "net profit attributable to minorities".

ACCOUNTING POLICIES

The criteria used to prepare the accounts for the year ending 31 December 2003 are the same as those used to prepare the accounts for the previous year.
The valuation of items in the accounts is based on general criteria of prudence and competence, on a going concern basis.

Profits are therefore included only if they are realised by the end of the financial year, while risks and losses are taken into account even if they come to light after 31 December, but before the date on which the accounts were approved by the Board of Directors.
The accounting principles and policies set out below correspond to those used in the accounts of the Parent Company, except where otherwise indicated.
These criteria are described in the section below.

Intangible fixed assets

These are recorded at acquisition cost or cost of internal production and include related charges.
They are amortised on a straight-line basis in each financial year according to their estimated remaining useful life and taking into account recoverable amounts suggested by corporate production plans.
Start-up and expansion costs are listed on the assets side of the balance sheet if they are considered to apply to more than one financial year and are amortised over their useful life, if defined, although this period shall generally not exceed five years.
Development projects and studies are recorded in full on the profit and loss account for the financial year in which they are incurred.
Advertising costs are recorded in full in the year in which they are incurred, according to the matching principle.
If these costs relate to two financial years they are distributed according to the prudence principle based on the duration of the advertising campaign.
Costs relating to industrial patents, concessions, licences, trademarks and similar rights and of other intangible fixed assets are listed on the assets side of the balance sheet only if they relate to several years.
These costs are amortised according to the period of use, if this can be defined, or according to contract duration.
Software licences comprise the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training.
These costs are included under "other intangible fixed assets" and are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs.
Costs recorded under intangible fixed assets are amortised over three financial years.
Trademarks and consolidation differences deriving from acquisitions, and which essentially represent the value of trademarks, are amortised over 10 or 20 years, as required by the accounting principles of the Italian association of chartered accountants (CNDCR).
Such periods are considered appropriate depending on the importance of the trademark and rights acquired, whether purchased alone or together with companies that have been acquired.
If the market value of an intangible fixed asset listed on the assets side of the balance sheet falls substantially below the residual cost to be amortised, it will be written down to its market value. If in subsequent years the reasons for the write-down no longer apply, the original value will be restored.

Tangible assets

These are recorded at acquisition or production cost gross of capital grants (if received) and include directly charged expenses.
This cost can also include charges relating to internal production and interest charges maturing in the period between payment being made and equipment entering operation.
Any significant amounts of this nature are mentioned in the notes to the accounts.
The gross value of fixed assets is amended only in line with national regulations that require or allow financial revaluation of assets.
Positive differences resulting from these revaluations are posted to specific reserves under shareholders' equity and are used to increase share capital or loss provisions.

Preventative maintenance costs are wholly charged to the profit and loss account for the period in which they are incurred.
Ongoing maintenance costs incurred for the purpose of prolonging the asset's useful life, upgrading technology and/or increasing productivity and safety with the aim of raising production efficiency, are attributed to the asset to which they refer and amortised on the basis of its useful residual life.
The depreciation period runs from the beginning of the year in which the asset is available and ready for use and depreciation is charged directly to the asset.
Depreciation is applied using the straight-line method, based on each asset's useful life established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated cash value net of disposal costs.
Rates are as follows:

major real estate assets and light construction	3%-5%
plant and machinery	10%-25%
furniture, office and electronic equipment	10%-30%
motor vehicles	20%-40%
miscellaneous equipment	20%-30%

Tangible fixed assets with a substantially lower market value at year end than the residual cost to be depreciated are written down to their market value.
Write-downs will not be maintained in subsequent years if the reasons are no longer valid.
Financial leasing agreements are recorded according to the method whereby the asset's value is listed under tangible fixed assets at the usual value of the asset itself and the redemption price, with a corresponding entry for the same amount placed under liabilities, which is progressively reduced on the basis of the repayment plan for principal amounts included in the lease.
The value of the asset on the assets side of the balance sheet is depreciated at the rates used for other goods in the same category.
Please note that these leases will be booked in the accounts of Group companies according to local practice.

Financial fixed assets

Long-term investments in subsidiaries that are not consolidated in full are consolidated using the equity method.
Financial fixed assets consisting of interests in affiliated companies are valued at cost in line with the corresponding shareholders' equity recorded in the most recent report available.
Equity investments in other companies are recorded at cost including related charges and written down when permanent reductions in value occur.
Adjustments in value may not fall below the value of shareholders' equity of the company concerned, or below the estimated realisable value for those in sale negotiations.
These adjustments are not maintained if the original reasons for making them are no longer valid.
Historical cost includes acquisition prices for initial and subsequent investments, subscription to capital increases, reductions in book value due to sales and share capital reductions approved at shareholders' meetings for redemption.
Reductions in share capital to the previous share capital value for the purpose of covering losses and restoring related amounts do not constitute changes in historical cost.

Inventories

Inventories of raw materials, supplies, semi-finished and finished products are recorded at the lesser of the acquisition or production cost, including directly related charges and the estimated realisable value inferable from market conditions.

Work in progress is recorded at the acquisition cost of the raw materials used including actual manufacturing costs incurred at the point of manufacturing reached.
Costs are calculated using the weighted average cost method.
LIFO with annual increments is used in the annual reports of several Italian and foreign companies.
The net realisable value is determined by taking into account manufacturing costs yet to be incurred and direct selling costs.
Purchasing costs incurred in respect of advertising material intended for sale to Group companies, determined in accordance with the above criteria, are recorded under inventories at year end.
Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Other securities

Securities are valued at the lesser of the acquisition or subscription cost and the market value.
Interest accrued and not yet received is recorded as accrued income.

Receivables and payables

Receivables are recorded at the estimated realisable value by stating the nominal value on the assets side of the balance sheet, adjusted directly to take account of reasonable foreseeable losses.
Receivables from customers undergoing bankruptcy proceedings, that have been declared insolvent or against whom enforcement proceedings are pointless, are written off in full or written down to a certain assumed recoverable amount suggested by obtainable information and proceedings under way.
Payables are recorded at their nominal value.
Payables for current taxes are recorded at current rates applied to a realistic estimate of taxable corporate income, in accordance with the regulations in force at the time of the report's preparation.
If the taxes to be paid correspond to a lower amount than tax credits, advances paid and withholdings, the difference is recorded as a receivable on the assets side of the balance sheet.
Receivables and payables in currency other than the accounting currency (euro), are recorded at the exchange rate in force when they were booked, and adjusted later in line with the year-end exchange rate. Exchange rate gains or losses resulting from this process are reported on the profit and loss account.

Cash and cash equivalents

Receivables from bank and post office current and deposit accounts are recorded in the accounts at the estimated cash value.
Cash and miscellaneous vouchers ("valori bollati") are recorded at nominal value.

Accruals and deferrals

Revenues for the year receivable in future years and costs incurred before year end but relating to future years are recorded under accrued income and deferred charges.
Costs relating to the year under review and payable in future years, and revenue received before year end but relating to future periods are recorded under accrued liabilities and deferred income.

Reserve for risks and charges

The reserve for risks and charges is recorded on the liabilities side of the balance sheet to cover potential liabilities that may be incurred by the Group.
Reserves for risks and charges relate to charges that are certain or likely to be incurred, but where the relevant amounts or dates are not known at year end.
The profit and loss account includes provisions calculated using prudent estimates.

Reserves for risks and charges also include provisions for direct and indirect taxes relating to liabilities that have yet to be determined or are disputed, as well as provisions for deferred tax.
Accounting principle 25 is applied to corporate income tax.
This principle, set out by the Italian association of chartered accountants (CNDCR), states that deferred tax should be calculated using temporary differences between the value recorded in the balance sheet and the tax value of assets and liabilities (balance sheet liability method).
This means deferred taxation can also be determined for items that may not be allocated in the balance sheet but which may produce tax credits in the future (e.g. losses that have to be reported for tax purposes).
According to this principle, pre-paid taxes should be recorded in the accounts even if they exceed deferred tax liabilities.
In stating pre-paid taxes the following is taken into account:

- for tax losses, the timeframe covered by available corporate plans confirming with reasonable certainty the expectation that future profits will be sufficient to absorb the tax benefit recorded in the accounts;
- for the reserve for risks and charges, the uncertainty over when these will become relevant for tax purposes.

Receivables in respect of pre-paid taxes due to temporary differences between accounting and tax values are subsequently written down if there is less than a reasonable likelihood of their recovery.
Pre-paid taxes relating to temporary differences that do not have a reasonable likelihood of being offset by a corresponding tax benefit in the future, and deferred tax liabilities due to temporary differences which are unlikely to result in a future tax payment, are not recorded in the accounts.

Staff severance fund

The staff severance fund (Italy) contains amounts owed to Italian employees that have accumulated during the period of employment and payable when an employee leaves the company.
In accordance with legal requirements and employment regulations, payments are calculated on the basis of each employee's period of service, category and salary.
Severance payments are updated annually to take into account increases in the cost of living, based on the ISTAT index produced by the Italian government.
The actual amounts owing to employees at year end are recorded on the balance sheet.

Memorandum accounts

Memorandum accounts comprise an amount equivalent to that relating to guarantees directly or indirectly provided; and real guarantees equivalent to the balance sheet value of the asset or the right given in guarantee.

Derivatives contracts

For accounting purposes, these contracts are recorded at the value of the underlying assets and liabilities. The spreads relating to these transactions are reflected in the profit and loss account.

Statement of revenues, income and charges in the profit and loss account

Revenues and income are recorded net of returns, discounts, allowances and premiums as well as taxes directly related to product sales and service provision.
In particular:

- product sales revenues are booked at title transfer, which is generally considered to be upon delivery or shipment of goods; sales figures for products containing alcohol exclude excise duty;

- service provision revenues are booked on the basis of services rendered and in accordance with the relevant agreements;
- financial income and charges are booked in the period to which they relate;
- capital grants are booked on receipt, or when the payment is formally approved; they appear under "deferred income" on the balance sheet and are credited to the profit and loss account in proportion to the amount of the assets to which they relate;
- corporate income tax is determined in accordance with the law, applying the rates in force in the country where individual companies have their head office, and taking into account specific tax relief provided under the regulations;
- research and development costs. Costs for development projects and studies are listed on the profit and loss account for the year in which they are incurred;
- advertising costs are listed on the profit and loss account for the year in which they are incurred.

Transactions with the controlling shareholder

The subletting agreement between the Parent Company and the controlling shareholder Alicros S.r.l, in place at the end of the previous financial year was terminated following the sale of the property to a third party, as discussed in the report on operations.
With the exception of a vehicle sale (see report on operations), no other significant transactions took place between Alicros S.r.l. and its subsidiaries outside the Campari Group.

NOTES TO THE CONSOLIDATED BALANCE SHEET

Intangible fixed assets

	31 December 2003	31 December 2002	Change
Start-up and expansion costs	2,665	51	2,614
Industrial patents and intellectual property rights	1,749	1,718	31
Concessions, licences, trademarks and similar rights	11,160	11,654	(494)
Consolidation differences	552,198	437,260	114,938
Intangible assets in progress and payments on account	787	7	780
Other intangible fixed assets	3,018	2,550	468
Total	571,577	**453,240**	**118,337**

The following changes occurred over the year:

	Cost of Start-up and expansion costs	Industrial patents and intellectual property rights	Concessions, licences, trademarks & similar rights	Consolidation differences	Intangible assets in progress & payments on account	Other intangible fixed assets	Total
Opening value	1,432	4,401	22,962	497,908	7	9,833	536,543
Depreciation reserve	(1,381)	(2,683)	(11,308)	(60,648)		(7,283)	(83,303)
Opening balance	**51**	**1,718**	**11,654**	**437,260**	**7**	**2,550**	**453,240**
Change in basis of consolidation	10	42		142,066		132	142,250
Investments	2,450	866	880		787	2,464	7,447
Disposals						(431)	(431)
Depreciation	(267)	(1,008)	(1,329)	(27,129)		(1,832)	(31,565)
Reclassification of intangible assets in progress	422	150			(7)	149	714
Exchange rate differences and other changes	(1)	(19)	(45)	1		(14)	(78)
Closing balance	**2,665**	**1,749**	**11,160**	**552,198**	**787**	**3,018**	**571,577**
Closing value	4,294	5,268	23,518	639,975	787	12,088	685,930
Depreciation reserve at year end	**(1,629)**	**(3,519)**	**(12,358)**	**(87,777)**		**(9,070)**	**(114,353)**

The "change in the basis of consolidation" item shown in the above table relates to the acquisition of Barbero 1891 S.p.A. (see report on operations), which entailed the recording of a consolidation difference of € 138.4 million.
This sum relates to the higher price paid for the company compared with its book equity, which could not be recorded under specific items on Barbero's balance sheet.
This value is to be amortised over 20 years.
The remaining consolidation difference is due to the acquisition of the residual 22.38% stake in Sella & Mosca S.p.A., which was owned by minority shareholders at 31 December 2002.

Investments include, under "concessions, licences and trademarks", the purchase of brands by N. Kaloyiannis Bros A.E.B.E. relating to the acquisition of the Greek company Coutscicos S.A. in early 2004 (€ 0.9 million).

Other investments include registration costs for capital increases by subsidiaries (€ 2.4 million); spending on software, under "industrial patents and intellectual property rights"; and, under "other intangible fixed assets", other incremental expenses relating to software incurred by the Parent Company and its Italian affiliates, for the development of specific projects on the SAP R/3 system.
Also under "other intangible fixed assets" is a figure of € 1.8 million relating to costs incurred by the Parent Company as a result of a bond placement on the US market in 2003.
These costs will be amortised over the period to maturity of the bond.
Intangible assets in progress include costs already incurred by Skyy Spirits, LLC on the SAP project, which will come into operation in 2004.
The item "reclassification of fixed assets in progress" includes start-up costs incurred by Campari-Crodo S.p.A. in respect of the new production facility at Novi Ligure, which in the previous year were recorded under "tangible fixed assets in progress" and were not directly attributed to a specific asset.

Disposals consisted solely of costs capitalised over several years by the Parent Company, and related to the company's headquarters, which was sold during the year.
This operation is described in more detail under "tangible fixed assets".

The table below shows a breakdown of net brand values and consolidation differences by acquisition at the end of 2003.

	31 December 2003		31 December 2002	
	Concessions, licences, trademarks & similar rights	Consolidation difference	Concessions, licences, trademarks & similar rights	Consolidation difference
Former Bols brands	1,941	4,612	2,427	7,563
Ouzo 12	7,418	8,936	7,912	9,531
Cinzano	823	51,457	823	54,868
Brazilian acquisition		65,941		69,801
Skyy Spirits, LLC	75	226,140	465	238,703
Zedda Piras S.p.A.				
Sella & Mosca S.p.A.	24	57,254	27	56,794
Barbero 1891 S.p.A.		137,859		
Other	880			
	11,160	552,198	11,654	437,260

Tangible fixed assets

	31 December 2003	31 December 2002	Change
Land and buildings	76,975	51,763	25,212
Plant and machinery	59,993	37,021	22,972
Industrial and commercial equipment	2,137	7,246	(5,109)
Other tangible fixed assets	4,768	4,221	547
Fixed assets in progress and payments on account	8,554	43,987	(35,433)
Total	152,427	144,238	8,189

The following changes occurred over the year:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Tangible assets in progress and payments on account	Total
Opening value	90,407	131,408	38,996	17,648	43,987	322,446
Depreciation reserve	(38,644)	(94,387)	(31,750)	(13,427)		(178,208)
Opening balance	**51,763**	**37,021**	**7,246**	**4,221**	**43,987**	**144,238**
Change in basis of consolidation	5,994	1,342	25	275	93	7,729
Investments	7,918	10,927	1,335	1,400	6,835	28,415
Disposals	(5,970)	(923)	(694)	(67)	(233)	(7,887)
Depreciation	(2,957)	(8,167)	(2,369)	(1,926)		(15,419)
Reclassification of fixed assets in progress	20,209	19,747	440	894	(42,004)	(714)
Write-downs			(3,812)			(3,812)
Exchange rate differences and other changes	18	46	(34)	(29)	(124)	(123)
Closing balance	**76,975**	**59,993**	**2,137**	**4,768**	**8,554**	**152,427**
Closing value	118,160	166,089	35,834	19,264	8,554	347,901
Closing depreciation reserve	(41,185)	(106,096)	(33,697)	(14,496)		(195,474)

The increase in tangible fixed assets arising from changes in the basis of consolidation (€ 7.7 million) was due entirely to the acquisition of Barbero 1891 S.p.A.

Investments during the year were significant, owing to the costs incurred by Campari-Crodo S.p.A. on completion of the new production facility at Novi Ligure.
At the end of the year, the total value of tangible fixed assets was € 51.3 million, of which assets worth € 17.3 million were purchased in 2003; at the end of 2003 assets worth some € 2.8 million were recorded as fixed assets in progress, and € 0.2 million related to payments on account.
In addition, start-up and expansion costs, recorded under intangible fixed assets, stood at € 0.4 million, bringing total investments to € 51.7 million.
Campari-Crodo S.p.A. ceased production at the Termoli plant during 2003.
Sella & Mosca S.p.A. made investments of € 3.2 million, spending € 1.5 million on vineyard equipment, € 0.2 million on agricultural machinery, € 0.7 million on industrial plant and machinery (including conveyor belts and a depalletiser, and the overhaul of a cooling plant, and € 0.3 million on improving land and buildings and constructing a secondary warehouse.
Skyy Spirits, LLC made further investments after it reached an agreement with the Brown Forman group last year to invest jointly in plant, machinery and equipment for the manufacture of SKYY brand products. The total investment (including the sum spent in 2002) was € 1.7 million.
Skyy Spirits, LLC also spent € 2.0 million on setting up its new offices.
Other investments related to smaller sums spent on machinery and miscellaneous goods by other Group companies.

Disposals in 2003 included the cancellation of the lease on the building in Via Filippo Turati, Milan – the headquarters of the Parent Company and some of its Italian subsidiaries – and its subsequent sale.
This building, which was covered by a financial leasing contract signed by the Company, was listed under the Group's tangible fixed assets at 31 December 2002 (as required by the IAS 17 standard for recording leasing contracts) at a net value of € 4.9 million.
The building was sold for € 47.4 million, generating a capital gain of € 33.7 million after costs.

This figure does not include an adjustment of € 6.9 million recorded by the Parent Company under accrued charges, to cover future charges for extraordinary maintenance to be carried out over the six-year lease period in accordance with the terms of the sale contract.
Other disposals during the year related mainly to the Group's Italian companies (€ 2.3 million). In particular, the Parent Company closed the CampariSoda returnable bottles production line, which had a net value of € 0.7 million, using part of the risk provisions earmarked at the end of 2002 for expected costs involved in the Group restructuring programme.
Campari-Crodo S.p.A. recorded disposals of € 0.6 million in respect of the restructuring programme, which were also offset by provisions made the previous year.
In addition to the € 0.6 million of disposals made during the year, and following the closure of the returnable bottles line, Campari Italia S.p.A. completely wrote off the packaging materials recorded under fixed assets at 31 December 2003 (net value: € 3.8 million).
Given the one-off nature of the operation, this cost was recorded under extraordinary charges.
Write-ups of tangible fixed assets totalled € 9.0 million, after the related depreciation charges.
This is shown in detail below.

	Land and buildings	Plant and machinery	Other tangible assets	Total
Law 576 of 2 December 1975	85	250		335
Law 72 of 19 March 1983	710	2,367	100	3,177
Law 413 of 30 December 1991	5,907			5,907
Total	**6,702**	**2,617**	**100**	**9,419**

Financial fixed assets

	31 December 2003	31 December 2002	Change
Equity investments			
– subsidiaries	7,026	7,878	(852)
– affiliated companies	584	621	(37)
– other companies	212	175	37
Receivables from other companies			
due within 12 months	554	246	308
due after 12 months	1,447	2,018	(571)
Other securities			
due within 12 months	227		227
due after 12 months		454	(454)
Own shares	31,000	31,000	
Total	41,050	42,392	(1,342)

The following changes occurred over the year:

	Subsidiaries	Affiliates	Other companies	Receivables due within 12 months	Receivables due after 12 months	Other securities	Own shares
Balance at 31 December 2002	7,878	621	175	246	2,018	454	31,000
Change in basis of consolidation			94				
Increases				308			
Write-ups / write-downs	(652)	(37)					
Disposals			(57)		(571)	(227)	
Other changes	(200)						
Balance at 31 December 2003	7,026	584	212	554	1,447	227	31,000

	Subsidiaries	Affiliated companies	Other companies	Receivables due within 12 months	Receivables due after 12 months	Other securities	Own shares
Breakdown at 31 December 2003							
Qingdao Sella & Mosca Winery Co. Ltd.	2,028						
Société Civile Immobiliaire du Domaine de la Margue	4,998						
MCS S.c.a.r.l.		271					
International Marques V.o.f.		103					
Longhi & Associati S.r.l.		152					
Fior Brands Ltd.		0					
SUMMA S.L.		58					
Alghero Agroalimentare							
Other shareholdings < 10%			212				
Loan to S.I.A.M. Monticchio S.p.A.				255	88		
Pre-payment of taxes for staff severance fund					636		
IDREG Piemonte bonds						227	
Own shares							31,000
Other items				299	723		
Total	7,026	584	212	554	1,447	227	31,000

Changes in equity investments in subsidiaries refer to two companies controlled by Sella & Mosca S.p.A.: Qingdao Sella & Mosca Winery Co. Ltd and Société Civile Immobiliaire du Domaine de la Margue.
These two companies are not consolidated and both are valued using the equity method.
Write-offs relate to the losses made by both companies during the year, while the item "other changes" includes other differences arising from the use of the equity method to value the companies.

Changes in equity investments in affiliates were due to the proportion of net profit attributable to the Group.
The value of other shareholdings fell because of disposals made during the year. Specifically, the Parent Company sold its stake in Credemholding S.p.A., while the Brazilian subsidiary sold a minority shareholding in a local company.
The change in the basis of consolidation was due to the minority shares held by Barbero 1891 S.p.A. in external companies.

Receivables from other companies include the loan from Campari-Crodo S.p.A. to S.I.A.M. Monticchio S.p.A., due on 30 June 2005.
The remainder relates mainly to deposits made by Group subsidiaries.
The decrease in "Other securities" is due to the early redemption of some of the bonds issued by the company IDREG Piemonte and held by Campari-Crodo S.p.A.; the remaining 227 bonds, with a total value of € 0.2 million, were redeemed at the beginning of 2004.

Own shares (€ 31 million) relate to 1,000,000 ordinary shares, corresponding to 3.4% of the share capital, with a total nominal value of € 1.0 million.
These were purchased in 2001 for the purposes of the Company's stock option scheme.

CURRENT ASSETS

Inventories

	31 December 2003	31 December 2002	Change
Raw materials, supplies and consumables	33,349	26,482	6,867
Work in progress and semi-finished products	21,998	21,801	197
Finished products and goods for resale	50,704	46,577	4,127
Payments on account	312		312
Total	**106,363**	**94,860**	**11,503**

In the accounts of some Italian and foreign companies inventories have been valued using the LIFO method.

The increase due to the use of the average cost method in the consolidated accounts is € 1.4 million.

Some € 8.3 million of the increase in inventories compared with 31 December 2002 was due to the change in the basis of consolidation following the acquisition of Barbero 1891 S.p.A. with effect from 3 December 2003.

This figure breaks down as follows: an increase of € 3.9 million in raw materials, of € 1.9 million in semi-finished goods, and of € 2.5 million in finished products and payments on account.

There was also a decrease of around € 4.2 million due almost entirely to the effect on the opening inventories of Skyy Spirits, LLC of the rise of the euro against the US dollar.

In addition to the changes stated above, there was an overall increase in stocks (€ 6.4 million) in line with the rise in Group revenues.

The figures above do not include the inventory write-down reserve, which at 31 December 2003 totalled € 1.4 million, from € 1.0 million at 31 December 2002.

Receivables

	31 December 2003	31 December 2002	Change
From customers - within 12 months	171,840	145,429	26,411
From customers - after 12 months	0	43	(43)
From affiliated companies - within 12 months	9,690	6,337	3,353
From parent companies - within 12 months	6		6
From others - within 12 months	43,547	39,456	4,091
From others - after 12 months	4,324	1,024	3,300
Total	**229,407**	**192,289**	**37,118**

Receivables from customers

Receivables from customers rose by € 26.4 million; this increase falls to € 4.6 million excluding the effects of the consolidation of Barbero 1891 S.p.A. at the end of 2003.

Exchange rate changes, mainly relating to the value of the US dollar against the euro, caused the opening balances to fall by € 3.6 million.

Please note that receivables from customers for 2003 do not include credit notes to be issued to customers for year-end bonuses, which were previously recorded under "other payables".

On a like-for-like basis therefore, receivables rose in line with sales.

Provisions for write-downs of customer receivables arising from ordinary sale operations stood at € 5.6 million at the end of the year, and broke down as follows:

Opening balance	**5,217**
Amounts used	(1,389)
Provisions	763
Change in basis of consolidation	1,024
Other changes	(11)
Closing balance	**5,604**

Receivables from affiliated companies

The increase in receivables from affiliated companies was due to the Group's participation in the joint ventures Fior Brands Ltd. in the UK, and SUMMA S.L. in Spain, which was created in 2003.
In particular, in addition to the customer receivables arising from ordinary sale operations, the Group, via Campari Finance Teoranta, has made a GBP 1.0 million loan under market conditions to Fior Brands Ltd., at an interest rate tied to the GBP Libor.

Other receivables

At 31 December 2003, receivables from others broke down as follows:

	31 December 2003	31 December 2002	Change
Due from tax authorities	9,893	12,788	(2,895)
Deferred tax credits	15,792	10,152	5,640
Pre-payments and other receivables from suppliers	8,215	9,578	(1,363)
Receivables from other customers	3,491	1,800	1,691
Due from agents and distribution centres	3,168	1,599	1,569
Other receivables due within the year	2,988	3,539	(551)
Other receivables due after the year	4,324	1,024	3,300
Total other receivables	**47,871**	**40,480**	**7,391**

The reduction in receivables from the tax authorities was almost entirely attributable to the net VAT balance of the Italian subsidiaries, recorded in the Parent Company's accounts.
This was negative to the tune of € 1.6 million at 31 December 2003 (compared with a credit of € 2.8 million in 2002), and was recorded under payables due to tax authorities.

Deferred tax credits relate to the recording by Group companies of taxed reserves including provisions for stock write-downs, provisions for bad debts and risks, and costs that are partially deductible on a deferred basis, such as entertainment or maintenance expenses that are deductible because of certain tax measures in force or past losses.
These break down as follows:

	31 December 2003	31 December 2002	Change
Deferred tax credits on			
– taxed reserves	8,138	8,768	(630)
– costs partially deductible on a deferred basis	5,131	755	4,376
– tax deductible costs (non-deferrable)	72	48	24
– past losses	2,451	581	1,870
Total deferred tax credits	**15,792**	**10,152**	**5,640**

The item "costs partially deductible on a deferred basis" includes an increase relating to the accrued liability recorded by Davide Campari-Milano S.p.A. following the sale of the building in Via Filippo Turati. The expected tax effect of this is € 2.1 million.
Past losses refer to tax losses to be carried forward by the Brazilian subsidiary, for which there is reasonable certainty that enough taxable revenues will be generated in future to absorb such losses. Under Brazilian law, there is no time limit on the use of these credits.

Lastly, the item "other receivables due after the year" includes a Parent Company receivable of € 2.8 million from Core One S.r.l., which purchased the building in Via Filippo Turati in Milan, in accordance with the terms of the sale contract.
The receivable is due on 30 July 2008.

Financial assets not listed under fixed assets or cash and cash equivalents

	31 December 2003	31 December 2002	Change
Other securities	1,910	4,235	(2,325)
Bank and post office deposits	*133,535*	*103,441*	*30,094*
Cash and liquid assets	48	39	9
Cash and cash equivalents	133,583	103,480	30,103
Total	135,493	107,715	27,778

Other securities consist of SICAV funds and euro-denominated securities held by Group subsidiaries. A breakdown of securities by maturity is shown below.

Other securities	31 December 2003
within 30 days	1,392
12 months - 5 years	518
Total other securities	**1,910**

Bank and post office deposits break down as follows:

	31 December 2003
Current accounts	16,435
Parent Company term deposits with banks	16,051
Term deposits of subsidiaries with banks	101,049
Total bank and post office deposits	**133,535**

A breakdown of term deposits by notice period is shown below:

Term deposits	31 December 2003
within 30 days	93,100
within 90 days	24,000
Total term deposits	**117,100**

A breakdown of cash and cash equivalents by currency is shown below:

Cash and cash equivalents (values in euro)	31 December 2003
Euro	79,207
US dollars	47,462
Swiss francs	6,464
Other currencies	450
Total cash and cash equivalents	**133,583**

Net debt

The table below shows the Group's liquid funds and net debt.

	31 December 2003	31 December 2002	Change
Cash and cash equivalents	133,583	103,480	30,103
Bonds	(257,954)		(257,954)
Due to banks - within 12 months	(30,112)	(122,131)	92,019
Due to banks - after 12 months	(3,863)	(16,284)	12,421
Due to other financial institutions	(136,226)	(164,741)	28,515
Accrued interest on bonds and private placements	(4,423)	(3,349)	(1,074)
	(298,995)	**(203,025)**	**(95,970)**
Other securities	1,910	4,235	(2,325)
Net debt	**(297,085)**	**(198,790)**	**(98,295)**

Please see the report on operations for comments on the increased debt incurred by the Group during the year.

Accrued income and deferred charges

	31 December 2003	31 December 2002	Change
Accrued income:			
– interest receivable	38	26	12
– cross currency swap on bond issue and private placement	7,747	1,483	6,264
– other accrued income		23	(23)
Total accrued income	**7,785**	**1,532**	**6,253**
Deferred charges:			
– insurance premiums	400	284	116
– rental payments	59	22	37
– other deferred charges	1,045	1,116	(71)
Total deferred charges	**1,504**	**1,422**	**82**
Total	**9,289**	**2,954**	**6,335**

The increase in accrued income compared to 2002 was chiefly due to interest on derivative financial instruments taken out by the Parent Company in respect of a bond issue launched on the US market (for more detail see "financial payables" below).
The item includes net income from the swap operation with Redfire, Inc as part of its private placement. The balance for the Parent Company consists solely of interest receivable from this contract, while charges are shown separately under accrued charges, as inflows were in two different currencies (US dollar and euro), and therefore cannot be offset.

Shareholders' equity

Changes to consolidated shareholders' equity

	Balance at 31 December 2002	Dividends	Transfers	Exchange rate differences and other changes	Profit for the year	Balance at 31 December 2003
Share capital	29,040					29,040
Legal reserve	5,808					5,808
Reserve for own shares	31,000					31,000
Other reserves						
Extraordinary reserve	7,982		239,420			247,402
Suspended tax reserve	3,041					3,041
Merger surplus	5,687					5,687
Consolidation reserve	186,211		(47,023)			139,188
Reserve for conversion of results in foreign currency	(6,935)			14,158		7,223
Profit (loss) carried forward	130,403		(130,403)			
Profit (loss) for the year	86,669	(24,675)	(61,994)		79,823	79,823
Total Group shareholders' equity	**478,906**	**(24,675)**		**14,158**	**79,823**	**548,212**
Minorities' share capital and reserves	(5,856)		(9)	(7,317)		(13,182)
Minorities' profit (loss)	15,840		9	(15,849)	17,850	17,850
Total minority shareholders' equity	**9,984**			**(23,166)**	**17,850**	**4,668**
Total shareholders' equity	**488,890**	**(24,675)**		***(9,008)***	**97,673**	**552,880**

At 31 December 2003, the share capital consisted of 29,040,000 ordinary shares with a nominal value of € 1 each, including 1,000,000 own shares allocated to the stock option scheme.
€ 24.7 million of the profit from the previous year was paid to shareholders in dividends.
The Parent Company shareholders' meeting of 30 April 2003 transferred the entire € 130.4 million of the "profit (loss) carried forward" account at 31 December 2002 to "other reserves" (under "extraordinary reserves"), and allocated a further € 109 million of the profit to the same reserve.

The change in the reserve for the conversion of accounts in foreign currency in 2003 was due to exchange rate differences on the opening shareholders' equity of subsidiaries, mainly resulting from fluctuations in the US dollar and to a lesser extent the Brazilian real, as well as the changes resulting from the different exchange rate used to convert the balance sheet and profit and loss account for the year.

Shareholders' equity and profit of Parent Company Davide Campari-Milano S.p.A.

	31 December 2003		31 December 2002	
	Shareholders' equity	Profit for the year	Shareholders' equity	Profit for the year
Parent Company balance sheet	344,890	20,975	348,590	134,270
Difference between book value of consolidated subsidiaries and corresponding shareholders' equity	225,388	118,835	153,554	74,756
Elimination of dividends distributed by consolidated companies		(61,161)		(120,885)
Elimination of intercompany profits excluding tax effect	(11,641)	10,653	(22,293)	(1,808)
Alignment of accounting policies	(6,926)	(5,980)	(945)	336
Other	(3,500)	(3,500)		
Consolidated balance sheet	548,211	79,822	478,906	86,669

The item "other" includes provisions to cover the estimated costs of reorganising company functions and organisational changes within Group companies, covered in the section on reserve for risks and charges.

Minorities' share capital

The changes in minority interests relative to 31 December 2002 are as follows:

% owned by minorities	31 December 2003	31 December 2002
O-Dodeca B.V.	25.00%	25.00%
Skyy Spirits, LLC	41.10%	41.10%
Sella & Mosca S.p.A.	–	22.38%

During the year, the Group purchased the 22.38% stake in Sella & Mosca S.p.A. previously held by minority shareholders.
The changes in minority share capital compared to 31 December 2002 can be summarised as follows:

	Balance at 31 December 2002	Change in basis of consolidation changes	Dividends (*)	Transfers	Exchange rate differences and other	Profit for the year	Balance at 31 December 2003
Minorities' share capital and reserves	(5,856)	(6,061)	(16,706)	15,840	(399)		(13,182)
Minorities' profit (loss)	15,840			(15,840)		17,850	17,850
Total minority shareholders' equity	9,984	(6,061)	(16,706)		(399)	17,850	4,668

(*) includes advances on dividends paid in respect of 2003 profit

Reserve for risks and charges

The changes to the reserve for risks and charges over the year were as follows:

	31 December 2002	Provisions	Amounts used	Change in basis of consolidation	Other changes	31 December 2003
Pension provisions and similar obligations	2,669	626	(679)	994	(36)	3,574
Tax provisions						
Tax provisions	2,791	72	(1,080)		235	2,018
Deferred tax provisions	9,566	2,139	4,671	635	(1,032)	15,979
Other provisions:						
– industrial restructuring charges	10,000		(3,515)			6,485
– risks in respect of agents	2,290		(565)		(574)	1,151
– other	2,367	7,333	(1,135)		(23)	8,542
Total other reserves	**14,657**	**7,333**	**(5,215)**		**(597)**	**16,178**
Total reserves for risks and charges	**29,683**	**10,170**	**(2,303)**	**1,629**	**(1,430)**	**37,749**

The change in the basis of consolidation follows the inclusion of Barbero 1891 S.p.A., while the "other changes" item represents the effect of exchange rates on the conversion of results in foreign currency, largely in relation to the US dollar.
Other changes in the reserve for risks in respect of agents resulted from a release of funds, as described below.

Deferred tax provisions are those made in relation to tax entries present in the accounts of individual Group companies, and mainly refer to pre-paid depreciation and capital gains received in instalments, and the net balance of deferred and pre-paid taxes relating to consolidation entries.
Amounts used during the year relate to the provisions made at Group level in respect of the leasing contract on the building sold by Davide Campari-Milano S.p.A. in accordance with IAS 17.
The most significant temporary differences are set out below.

Deferred tax provisions	31 December 2003
Pre-paid depreciation	3,516
Capital gains subject to deferred taxation	1,557
Reserves subject to taxation in the event of dividend payments	8,331
Consolidation entries and adjustment to Group accounting principles	2,575
Total	**15,979**

Industrial restructuring provisions, earmarked by the Parent Company and Campari-Crodo S.p.A. as of 31 December 2002 as part of the programme to overhaul the Group's production sites, were partially used during the year.
Specifically, out of reserves totalling € 5.2 million, the Parent Company used € 1.1 million to close the CampariSoda returnable bottles production line at Sesto San Giovanni (see section on tangible fixed assets above) and to cover personnel costs.
Out of reserves totalling € 4.8 million, Campari-Crodo S.p.A. used € 2.4 million to cover the cost of transferring equipment from the plant at Termoli (which closed during the year) to the Novi Ligure production facility, and to cover personnel costs.

The provisions for risks in respect of agents decreased by € 0.6 million, owing to the reclassification of provisions made in previous years by Campari-Crodo S.p.A. and Campari Italia S.p.A. as miscellaneous income.
These provisions were made in relation to legal proceedings with agents, which proved excessive in light of further developments over the year.
The remaining change in the reserve was due to amounts used.

The "other reserves" item includes reserves of € 2.7 million made by the Parent Company during the year to cover the estimated future costs of recruiting new and replacement managers within the current company structure, as well as € 3.5 million relating to estimated costs for reorganising company functions and organisational changes within Group companies.

Staff severance fund

The change to the staff severance fund compared to 31 December 2002 is shown below.
The change in the basis of consolidation relates to the opening balance of Barbero 1891 S.p.A. at 3 December 2003, the date from which it was consolidated.

Opening balance at 31 December 2002	**13,137**
Change in basis of consolidation	2,554
Provision for the year	1,693
Amounts used during the period and advances	(1,756)
Closing balance at 31 December 2003	**15,628**

Payables

	31 December 2003	31 December 2002	Change
Bonds - due after 12 months	257,954		257,954
Payables to banks - due within 12 months	30,112	122,131	(92,019)
Payables to banks - due after 12 months	3,863	16,284	(12,421)
Payables to other financial institutions - within 12 months	1		1
Payables to other financial institutions - after 12 months	136,225	164,741	(28,516)
Payments on account - due within 12 months	232	295	(63)
Payables to suppliers - due within 12 months	130,465	136,942	(6,477)
Payables to affiliated companies - within 12 months	2,601	1,216	1,385
Payables to main shareholders - within 12 months		2	(2)
Payables to tax authorities - due within 12 months	32,923	21,343	11,580
Payables to tax authorities - due after 12 months		2,352	(2,352)
Payables to social security and pension organisations - due within 12 months	4,437	4,405	32
Other payables - due within 12 months	19,328	29,408	(10,080)
Total	618,141	**499,119**	**119,022**

Financial payables

The breakdown and maturity of payables to banks, bond holders and other financial institutions at 31 December 2003 is shown below.

	31 December 2003				31 December
	due within 12 months	due after 12 months	of which after 5 years	Total	2002 Total
Payables to banks:					
– bank debt	30,112	3,863	518	33,975	125,030
– Credito Emiliano S.p.A. for leasing of real estate					13,385
Total payables to banks	**30,112**	**3,863**	**518**	**33,975**	**138,415**
Payables to bond holders and other financial institutions					
– payables to bond holders		257,954	257,954	257,954	
– private placement	–	134,600	108,736	134,600	163,116
– other loans	1	1,625	1,196	1,626	1,625
Payables to other financial institutions	**1**	**394,179**	**367,885**	**394,180**	**164,741**

Short-term bank debt mainly related to the credit lines opened by the Parent Company and to a lesser extent, by subsidiaries.
It also includes the due portion of the medium and long-term loans received by Sella & Mosca S.p.A. and Zedda Piras S.p.A.
These loans, of which € 4.9 million remained outstanding as of 31 December 2003, are secured by land and buildings and by liens on machinery and plant.
The current portion of these loans is € 1.1 million, while the amount due after five years is € 0.5 million.
A breakdown of payables due to banks by currency is shown below.

(value in euro)	31 December 2003
Euro	28,940
US dollars	4,767
Other currencies	268
Total	**33,975**

Payables to Credito Emiliano S.p.A., recorded at 31 December 2002 under "payables due to banks" (€ 13.4 million), related to the leasing of the premises occupied by the Parent Company and some of the subsidiaries in Milan.
These were settled early over the year and the premises were later sold to third parties, as mentioned above.

In July, the Parent Company completed the private placement of a US$ 300 million bond issue reserved for the US institutional market.
The operation was structured in two tranches of US$ 100 million and US$ 200 million, and the instruments are bullet bonds maturing in 12 and 15 years respectively.
The bonds initially paid fixed rates of 4.33% and 4.63% respectively every January and July, but were modified through a cross currency swap, which exchanged the fixed rate for a variable one (6-month Euribor plus a spread of 0.598% and 0.595% respectively).

To eliminate exchange rate risk in future years, the Group also used the operation to convert debt originally denominated in dollars into euro at an exchange rate of 1.1630.

The "private placement" item, included under "payables to other financial institutions", refers to senior guaranteed notes issued in 2002 by Redfire, Inc on the US market and underwritten by the Parent Company, to finance the acquisition of the majority stake in Skyy Spirits, LLC.
The change compared to 31 December 2002 was solely due to exchange rate fluctuations, as the debt totalling US$ 170 million was denominated in US dollars.
The difference followed the conversion of the Redfire, Inc accounts from US dollars into euro for their inclusion in the consolidated figures, and does not therefore have any effect on the Group's profit and loss account, as they are offset in the reserve for the conversion of results in foreign currency.

Since the swap operations mentioned above are intended to cover the specific debt positions described, they have not been valued at market value in the accounts.

"Payables to other financial institutions" relate to a loan granted to Campari-Crodo S.p.A. by the industry ministry, to be repaid in ten annual instalments from 15 February 2006.

Payables to suppliers

Payables to suppliers fell by € 7.6 million, as a result of the combined effect of various factors.
The consolidation of Barbero 1891 S.p.A. caused the figure to go up by € 16.9 million, while the exchange rate effect reduced the value of amounts denominated in other currencies compared to a year earlier by € 3.6 million.
This trend was particularly significant with respect to the US dollar.
Furthermore, at 31 December 2002, payables to suppliers included those of Campari-Crodo S.p.A. for the start-up of the new production facility at Novi Ligure (€ 17 million), which were paid at the beginning of the year.
Stripping out these effects, payables to suppliers fell as a result of differences in year-end provisions.

Payables due to tax authorities

Payables due to tax authorities within 12 months relate to taxes payable by Group companies in their respective countries and consist of:

	31 December 2003	31 December 2002	Change
Corporate income tax	14,186	5,509	8,677
Value added tax	4,404	1,785	2,619
Tax on alcohol production	9,708	8,174	1,534
Withholding and other taxes	4,625	5,875	(1,250)
Total	**32,923**	**21,343**	**11,580**

Corporate income tax payable does not include advance payments and taxes withheld at source.
The sharp increase on the previous year was due to the rise in the tax burden of the Parent Company, described in greater detail in the profit and loss account section relating to tax.
The increase in the Group's VAT payables was partly due to the Parent Company's year-end payables, relating to the net debt of the Italian companies. At 31 December 2002 this figure was positive, and was recorded under "other receivables".
The Group's Brazilian subsidiary registered an increase in VAT payables as a result of higher sales in December.

Withholding and other short-term taxes include the current portion (€ 2.4 million) of the withholding taxes generated by the sale of shareholdings by Cinzano Investimenti e Partecipazioni S.p.A. (now merged into Campari-Crodo S.p.A.).
These taxes are to be paid over five years and were classified at 31 December 2002 under payables to tax authorities due after 12 months.
The decline in withholding and other taxes is due to the settlement by the Parent Company of payables following the conclusion of lawsuits, and to the tax amnesty, the cost of which had been entered in the previous year.

Other payables

Other payables, which consist of a residual item mainly relating to deposits on packaging, year-end bonuses to customers and payables to staff, fell sharply versus the previous year following the reclassification of year-end bonuses as credit notes to be issued to directly reduce receivables from customers, which were previously recorded under "other payables".

	31 December 2003	31 December 2002	Change
Deposits on packaging	4,234	6,748	(2,514)
Customer bonuses		9,885	(9,885)
Payroll	8,818	6,193	2,625
Commissions payable	1,706	1,591	115
Advances from customers	116	130	(14)
Other	4,454	4,861	(407)
Total	19,328	29,408	(10,080)

Payables for deposits on packaging fell following the closure of the returnable bottles production line, while some deposits were repaid following the return of bottles.
The increase in payroll was largely due to the consolidation of Barbero 1891 S.p.A., whose payables to personnel totalled € 1.1 million at 31 December 2003.

Deferred income and accrued charges

	31 December 2003	31 December 2002	Change
Accrued charges:			
– interest on bond issue and private placement	8,927	4,832	4,095
– cross currency swap on bond issue	3,243		3,243
– other interest payable	92	164	(72)
– other accrued charges	441	478	(37)
Total accrued charges	12,703	5,474	7,229
Deferred income:			
– deferred income for plant expenses	1,066	828	238
– deferred income on real estate capital gains	6,588		6,588
– other deferred income	852	557	295
Total deferred income	8,506	1,385	7,121
Total deferred income and accrued charges	21,209	6,859	14,350

Accrued interest charges include the interest on the bond issued by the Parent Company and the private placement carried out by Redfire, Inc., as well as the related financial charges on the swap operation incurred by the Parent Company and affiliated companies.
The counterpart of these charges is included under accrued income.
As mentioned above, the Parent Company shows the accrued income and charges resulting from the swap operation separately, as the amounts were denominated in two different currencies (US dollar and euro), and cannot therefore be offset; only the net balance is shown for Redfire, Inc., listed under accrued income at the end of the year.

Deferred income on real estate capital gains includes the deferred income recorded by the Parent Company described under "Tangible fixed assets", where a € 6.9 million adjustment was made to the capital gain on the sale of the building in Via Filippo Turati in Milan to take account of future charges for extraordinary maintenance to be carried out over the six-year lease period.
The € 6.6 million reported in the table includes the portion of deferred income already used during the year to cover rent for the period.

Memorandum accounts

	31 December 2003	31 December 2002	Change
Guarantees to third parties			
– customs offices for excise duties	29,899	20,183	9,716
– VAT credits and EU transits	69	69	
– competition prizes	1,075	2,183	(1,108)
– multi-year contracts		168	(168)
– Campari-Crodo S.p.A. sureties for Novi Ligure investments	2,343	2,343	0
– other	3,621	1,048	2,573
Total guarantees to third parties	**37,007**	**25,995**	**11,012**
Pledges to other companies			
– multi-year sponsorship pledges	2,771	2,974	(203)
– deferred performance contracts		29,788	(29,788)
– other	15,743	577	15,166
Total pledges to other companies	**18,514**	**33,339**	**(14,825)**
Risks to other companies	**87**		**87**
Total memorandum accounts	**55,608**	**59,334**	**(3,726)**

Guarantees to customs offices for excise duties increased as a result of the start-up of operations at Novi Ligure.

Pledges for deferred performance contracts were cancelled following the settlement of the remaining payables relating to the main contracts.
At 31 December 2002, these pledges included payables to suppliers of Campari-Crodo S.p.A. for the completion of the new production facility at Novi Ligure and the purchase of machinery.
Multi-year sponsorship pledges related to the agreements signed by Francesco Cinzano & C.ia. S.p.A. (which was merged during the year with Campari-Crodo S.p.A.) to sponsor the World Motorcycle Grand Prix.

Other pledges at 31 December 2003 referred to that by the Parent Company to Core One S.r.l. regarding the leasing of the office in Via Filippo Turati in Milan between 2004 and 2009, as this contract does not include a right of rescission.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Value of production

Revenues from sales and services

Revenues from sales and services comprise:

	31 December 2003	31 December 2002	Change
Sales of core production before excise duties	714,148	660,615	53,533
Excise duties	122,336	114,343	7,993
Sales of wines and musts for production	16,482	14,040	2,442
Reclassification under item A5 - production services for third parties	(2,901)	(6,565)	3,664
Other revenues	1,926	197	1,729
Total	851,991	782,630	69,361

The group's sales performance, broken down by product line and geographical area is discussed in the report on operations.
The item "other revenues" essentially includes gifts and reimbursed travel expenses.

Increases in fixed assets in respect of internal work

In both 2002 and 2003, these increases reflect the capitalisation of costs (mainly personnel costs) relating to the construction of new vineyard systems by Sella & Mosca S.p.A.

Other income

This item comprises:

	31 December 2003	31 December 2002	Change
Advertising revenue received	15,913	16,977	(1,064)
Contributions to year-end bonuses receivable	691	543	148
Production services for third parties	4,047	6,494	(2,447)
Royalties	4,950	5,789	(839)
Real estate revenue	431	538	(107)
Miscellaneous sales	3,753	3,198	555
Capital grants	172	791	(619)
Capital gains on asset disposals	480	255	225
Other income	6,076	4,978	1,098
Total	36,513	39,563	(3,050)

The reduction in advertising revenue received is largely attributable to a lower contribution from Skyy Spirits, LLC and the effect of converting US dollars into euro.
Please refer to the report on operations for a more in-depth commentary on this item.

The item "production services for third parties" refers almost exclusively to Campari-Crodo S.p.A revenues from bottling Smirnoff Ice at the Sulmona plant.
This was reorganised during the year, resulting in reduced revenues from this source.
Royalties, mostly accrued by Skyy Spirits, LLC on sales of SKYY Blue, a ready-to-drink line distributed in the US by SABMiller, were lower than the previous year due to the fall in value of the US dollar against the euro.

The item "other income" increased due to the € 2 million penalty payment received by Campari-Crodo S.p.A. from Diageo Operations S.p.A. following its failure to meet an obligation to buy raw materials in connection with the Smirnoff Ice production account.

Production costs

Production costs are broken down as follows:

	31 December 2003	31 December 2002	Change
Raw materials, supplies and consumables	297,801	273,006	24,795
Services	228,465	213,581	14,884
Use of third-party assets	5,439	3,458	1,981
Personnel	68,458	69,022	(564)
Depreciation, amortisation and write-downs:			
– amortisation of intangible fixed assets	31,565	30,924	641
– depreciation of tangible fixed assets	15,419	14,366	1,053
– other write-downs of fixed assets		1,953	(1,953)
– write-downs of receivables due within 12 months and cash and cash equivalents	456	1,052	(596)
Changes in inventories of raw materials, supplies and consumables	(4,621)	(13,816)	9,195
Risk provisions	1,075	4,145	(3,070)
Other operating expenses	127,334	120,442	6,892
Total	771,391	718,133	53,258

Services costs

Services costs comprise:

	31 December 2003	31 December 2002	Change
Advertising and promotional costs	146,795	140,109	6,686
Travel	21,667	19,090	2,577
Commission	15,421	15,473	(52)
Other services costs	44,582	38,909	5,673
Total	228,465	213,581	14,884

Please see the report on operations for information on trends in advertising and promotional costs.
Since the law requires the cost of purchasing advertising materials to be listed as purchases of consumables, these costs are not included under this item.
The increase in travel costs and the item "other services costs" is due to the reclassification of several items under costs of materials and other personnel expenses.
The item "other services costs" includes legal costs of € 1.2 million incurred by Skyy Spirits, LLC as a result of proceedings brought over the use of a trademark.

Cost of using third party assets

The increase in these costs compared with the previous year is due to the rental payments relating to the building in Via Filippo Turati in Milan recorded by the Parent Company after the last lease was terminated early and the property was sold in July 2003.
Please note that for the purposes of the consolidated accounts, the costs previously related to the financial leasing contract were eliminated from this item to comply with IAS 17.

Personnel costs

Personnel costs include:

	31 December 2003	31 December 2002	Change
Wages and salaries	50,731	48,828	1,903
Social security contributions	12,422	12,020	402
Staff severance fund	1,693	1,678	15
Pension provisions and similar	193	207	(14)
Other personnel costs	3,419	6,289	(2,870)
Total	68,458	69,022	(564)

The overall reduction in this item is due to the reclassification of certain categories of insurance costs under services costs.
These costs were previously listed under "other personnel costs", as mentioned in the previous paragraph. Stripping out the effect of this reclassification, the increase comes to around 4%.

Depreciation, amortisation and write-downs

The rates, breakdown and changes in depreciation, amortisation and write-downs have already been discussed. The table below details amortisation of trademarks and consolidation differences by brand.

	31 December 2003	31 December 2002	Change
Former Bols products	3,438	3,386	52
Cinzano	3,411	3,463	(51)
Ouzo 12	1,088	1,089	(1)
Brazilian acquisition	3,860	3,860	
Skyy Spirits, LLC	12,908	12,973	(65)
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	3,175	2,995	180
Barbero 1891 S.p.A.	577		577
Total	28,458	27,766	692

Please refer to the notes on intangible fixed assets for further details on consolidation differences deriving from variations in the period.

Risk provisions

Risk provisions of € 1.1 million are essentially attributable to Italian subsidiaries, in particular Campari-Crodo S.p.A, which has earmarked € 0.4 million for the anticipated costs of terminating the production contract with the Diageo Group following the start of operations at the Novi Ligure plant, and Campari Italy S.p.A, which has provisioned € 0.5 million for year-end customer bonuses and adjustments for discounts being omitted (the amount pertaining to the latter could not be quantified with any certainty as of year end).

Other operating expenses

These comprise:

	31 December 2003	31 December 2002	Change
Excise duties and other taxes on alcohol	121,491	114,028	7,463
Capital gains on fixed asset sales	487	470	17
Indirect taxes and duties	1,269	1,592	(323)
Other charges	4,087	4,352	(265)
Total	127,334	120,442	6,892

Financial income and charges

	31 December 2003	31 December 2002	Change
Income from equity investments			
– in other companies	71		71
Other financial income from receivables listed under fixed assets	18	29	(11)
Other financial income from securities listed under current assets	1,536	2,827	(1,291)
Other income:			
– from affiliated companies	68	9	59
– from other companies	19,379	11,796	7,583
Interest and financial charges from other companies	(28,139)	(17,174)	(10,965)
Total	(7,067)	(2,513)	(4,554)

Income from securities listed under current assets, which at 31 December 2002 referred to locally held securities in foreign companies, has been listed by the Parent Company in the 2003 report with securities sold during the period.
Other income from affiliated companies comes from Campari Finance Teoranta in relation to a loan granted to the affiliated company Fior Brands Ltd, and is discussed under the item "receivables due from affiliated companies".
Other income and financial charges for the year include charges relating to the Parent Company bond issue (July 2003), and from the Redfire, Inc private placement, as well as the charges and income deriving from the associated swaps.
The net cost relating to these two transactions in 2003 is as follows.

	Davide Campari-Milano S.p.A.	Redfire Inc.	
	€	US$	€
Financial charges to bond holders	(4,941)	(10,715)	(9,475)
Financial charges relating to the swap	(3,243)		
Financial income from the swap	4,941	5,507	4,870
Net total	(3,243)	(5,208)	(4,605)

In the table above interest charges and income relating to the Parent Company swap are stated separately because they are expressed in two different currencies (US dollar and euro) and cannot therefore be offset. In contrast, the Redfire, Inc contract is given as a net balance.
Moreover, for Redfire, Inc, US dollar values and their equivalent in euro using the subsidiary's balance sheet conversion are used for the purposes of consolidation.
Exchange rate gains of € 4.5 million stated under financial income and exchange rate losses of € 5.3 million stated under financial charges, both related to the commercial operations of Campari International S.A.M. in foreign currency.
Lastly, financial income for the year includes € 2.5 million from the early redemption of a Parent Company hedging transaction, while the remainder of this item is primarily represented by interest on bank accounts and term deposits relating to the Parent Company and certain foreign subsidiaries.

Financial charges for the period, other than the charges relating to bonds and exchange rate differences, comprise € 1.1 million for financial charges on swap contracts linked to securities held by the Parent Company during the period and corresponding to an equivalent amount included in the item "other financial income from securities listed under current assets" (see above), € 2.8 million in interest on Parent Company debt in the first half of the period; € 1.3 million for financial charges of subsidiaries.

Adjustments to the value of financial assets

	31 December 2003	31 December 2002	Change
Write-ups of equity investments	33	305	(272)
Write-downs of equity investments	(643)	(689)	46
Total	(610)	(384)	(226)

Adjustments in the value of financial assets include changes deriving from comparing values of equity investments in non consolidated subsidiaries and affiliated companies with the corresponding shareholders' equity.
In particular, write-downs refer to losses recording during the year by Qingdao Sella & Mosca Winery Co Ltd. of € 0.1 million and Société Civile Immobiliaire du Domaine de la Margue of € 0.6 million.

Extraordinary income and charges

	31 December 2003	31 December 2002	Change
Capital gains on disposals	34,447	5,676	28,771
Miscellaneous income	3,581	25,563	(21,982)
Capital losses on disposals	(5)	(10)	5
Miscellaneous charges	(12,213)	(12,732)	519
Taxes relating to previous financial years	(183)	(23)	(160)
Total	25,627	18,474	7,153

Capital gains on disposals relate almost exclusively to the Parent Company's sale of the building in Via Filippo Turati in Milan following the early termination of the lease in operation at the end of the previous year.
This sale generated a capital gain of € 33.7 million before tax and but after the € 6.9 million adjustment referred to above.
The portion of this adjustment relating to 2003 totals € 0.4 million.
Capital gains on disposals also include € 0.4 million from the sale of property by Campari-Crodo S.p.A.

Miscellaneous income includes € 0.6 million from the release of provisions for risks in respect of agents by Campari-Crodo S.p.A. and Campari Italy S.p.A.
The remainder includes other provisions made by Italian companies the previous year, which had not been used.

Miscellaneous charges include € 3.8 million relating to the final portion of the write-down of commercial equipment (returnable bottles packaging) by Campari Italy S.p.A.
This write-down has been recorded under extraordinary charges as it is considered an exceptional item unrelated to normal Group activities.
Moreover, the Parent Company has made a € 2.7 million provision for future charges relating to the recruitment of new and replacement managers within the current structure, while € 3.5 million has been earmarked for the estimated cost of restructuring corporate functions and making organisational changes at Group companies.

Corporate income tax for the year

Profit before corporate income tax and other deductions for the year is shown below.

	31 December 2003	31 December 2002	Change
Profit before tax	138,022	123,403	14,619
Corporate income tax for the year:			
– current	37,169	27,116	10,053
– deferred	3,180	(6,222)	9,402
Total corporate income tax	40,349	**20,894**	**19,455**

The increase in corporate income tax compared to the previous year is attributable to a combination of factors.
In particular, the Parent Company benefited in previous years from a lower rate of IRPEG (corporate income tax) under Legislative Decree 466 of 18 December 1997 on dual income tax relief for newly-listed companies, which was later abolished under Law 388/2001.
In addition, in 2002 Campari-Crodo S.p.A. benefited from a lower IRPEG rate under the "Tremonti bis" tax incentive in respect of its investment in the new production facilities at Novi Ligure.

An analysis of the differences between the theoretical rates based on current Italian tax rates and the Group's effective rate follows:

(%)	31 December 2003
Theoretical rate	38.25
Effective rate	29.23
Difference compared to the theoretical rate	**–9.02**
Explained by:	
– greater (lesser) tax rate paid by foreign companies compared with the theoretical Italian rate	–8.58
– tax benefits deriving from tax relief regulations for Italian companies	–0.73
– permanent differences	+2.97
– effect of Skyy Spirits, LLC minorities, not subject to tax within the Group	–4.95
– tax rate adjusted for consolidation	+2.27
Total	**–9.02**

Profit for the year attributable to minorities

Unlike the 2002 figures provided for the purposes of comparison, the proportion of profits attributable to minorities in 2003 no longer includes the amount due to Sella & Mosca S.p.A. minority shareholders, as their shares were purchased by Zedda Piras S.p.A. during the year.
For both 2002 and 2003, the minority share attributable to Skyy Spirits, LLC is stated gross of tax as it is a limited liability company and is therefore not subject to state or federal taxes with the exception of the minimum tax set by some states.
Each shareholder is directly responsible for profits and losses deriving from its stake in the company and for payment of taxes due.

OTHER INFORMATION

Results by business area

Please see the report on operations for the results by business area and related comments.

Headcount

The average number of employees working for the companies included in the basis of consolidation is as follows:

By staff category	31 December 2003	31 December 2002	change
Managers	62	63	(1)
White collar	773	713	60
Blue collar	555	570	(15)
Total	1,390	1,346	44

By region	31 December 2003	31 December 2002	change
Italy	747	709	37
Abroad	643	636	7
Total	1,390	1,346	44

The inclusion of Barbero 1891 S.p.A. in the basis of consolidation had no real effect on average staff numbers, as it was only consolidated from 3 December 2003.

Remuneration of directors and statutory auditors

The total remuneration due to directors and statutory auditors of the Parent Company in respect of the 2003 financial year for duties carried out at the Parent Company and other Group companies is shown below. The figures are broken down to show salary and other payments.

	31 December 2003		31 December 2002	
	Salary	Total remuneration	Salary	Total remuneration
Directors	3,737	5,630	3,134	4,348
Statutory auditors	332	332	312	312
Total	4,069	5,962	3,446	4,660

The Chairman
of the Board of Directors
Luca Garavoglia

APPENDIX TO THE CONSOLIDATED ACCOUNTS

LIST OF EQUITY INVESTMENTS

pursuant to article 126 of Consob ruling 11971 of 14 May 1999 and subsequent amendments

Parent company

	Share capital at 31 December 2003	
Name, location, activity	currency	amount
Davide Campari-Milano S.p.A. - Milan Holding company and manufacturer	€	29,040,000

Fully consolidated companies

	Share capital at 31 December 2003		% owned by the Parent Company		
Name, location, activity	currency	amount	direct	indirect	direct shareholder
Italy					
Barbero 1891 S.p.A. Manufacturing and trading company - Canale	€	22,350,000		100.00	
Campari Italia S.p.A. Trading company - Milan	€	1,220,076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Holding company and manufacturer - Milan	€	61,000,000	100.00		
S.A.M.O. S.p.A. Trading company - Milan	€	104,000		100.00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Manufacturing and trading company - Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Manufacturing and trading company Cagliari (production facilities in Alghero)	€	3,276,000		100.00	Campari-Crodo S.p.A.
Europe					
Campari Deutschland GmbH Trading company - Monaco	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Financing company - Dublin	€	1,000,000	100.00		
Campari France S.A. Manufacturing company - Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. Trading company - Monaco	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Trading company - Zug	CHF	2,000,000	100.00		
DI.CI.E. Holding B.V. Holding company - Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V. Holding company - Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Trading company - Argiropoulis, Attika	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V. Holding company - Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA Services company - Funchal	€	5,000	100.00		
Sovinac S.A. Real estate company - Brussels	€	613,600		100.00	Lacedaemon Holding B.V.

Fully consolidated companies (continued)

Name, location, activity	Share capital at 31 December 2003 currency	amount	% owned by the Parent Company direct	indirect	direct shareholder
Americas					
Campari do Brasil Ltda. Manufacturing and trading company - Barueri	BRL	243,202,100	100.00		
Gregson's S.A. Trademark holder - Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc Holding company - Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC Trading company - Wilmington, Delaware (production facilities in San Francisco)	US$	15,348,729		58.90	Redfire Inc.

Other holdings

Name, location, activity	Share capital at 31 December 2003 currency	amount	% owned by the Parent Company direct	indirect	direct shareholder	book value € 000	valuation method
Holdings in subsidiaries valued at equity							
Qingdao Sella & Mosca Winery Co. Ltd. Manufacturing and trading company Qingdao (China)	US$	3,000,000		93.67	Sella & Mosca S.p.A.	2,028	equity
Société Civile Immobiliaire du Domaine de la Margue Manufacturing and trading company Saint Gilles (France)	€	4,793,184		100.00	Sella & Mosca S.p.A.	4,998	equity
Affiliated companies							
Fior Brands Ltd. Trading company - Stirling	GBP	100		50.00	DI.CI.E. Holding B.V.	0	equity
International Marques V.o.f. Trading company - Haarlem	€	210,000		33.33	DI.CI.E. Holding B.V.	103	equity
Longhi & Associati S.r.l. Services company - Milan	€	10,400		40.00	DI.CI.E. Holding B.V.	152	equity
M.C.S. S.c.a.r.l. Trading company - Brussels	€	464,808		33.33	DI.CI.E. Holding B.V.	271	equity
SUMMA S.L. Trading company - Madrid	€	342,000		30.00	DI.CI.E. Holding B.V.	58	equity

ANNUAL BOARD OF DIRECTORS REPORT ON CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. (the "Company" and, collectively with its subsidiaries, the "Group") has implemented, as reference point for its own corporate governance, the provisions of the Listed Companies' Self-Regulation Code (the "Code").

This report has been prepared following the guidelines for the drafting of the corporate governance report issued by Borsa Italiana S.p.A., and those recently published by Assonime – Association of Italian companies limited by shares.

Its aim is to provide capital markets and shareholders with complete information as regards both the corporate governance system chosen by the Company and the specific implementation of the recommendations included in the Code.

I Section – *1. Corporate Governance Structure of the Company*

The Company has adopted a traditional administration and control system, composed of one management body, the Board of Directors, and one control body represented by the Board of Statutory Auditors.

1.1. The Board of Directors

Pursuant to article 13 of the by-laws, the Company is managed by a Board of Directors comprised of eleven to nineteen members, to be appointed by the ordinary Shareholders' Meeting, which shall also establish their number.

The Board of Directors shall be vested with the greatest powers for the ordinary and extraordinary management of the Company in order to achieve the corporate purpose.

The Board of Directors is the core body of the Company's corporate governance system.

It is furthermore responsible for defining the strategy and management guide-lines of both the Company and the Group, as well as defining and implementing corporate government rules, in compliance with current laws, and assessing internal control procedures.

Members of the Board of Directors shall be in office for a term which varies from one to three fiscal years and may be re-elected.

1.2. Board of Statutory Auditors

Article 26 of the by-laws foresees that the Board of Statutory Auditors is comprised of three effective statutory auditors and three substitute statutory auditors.

The Board of Statutory Auditors controls and assesses the correct administrative and book-keeping management and compliance with the law and the by-laws with full autonomy and independence.

Book-keeping control is carried out by an auditing company.

Statutory auditors are in office for three fiscal years and may be re-elected.

1.3. Shareholders' Meetings

Shareholders' Meetings abide by the relevant regulations approved upon resolution of the ordinary Shareholders' Meeting of 2 May 2001 (hereinafter the "Regulations").

In principle, all Directors and the entire Board of Statutory Auditors attend such meetings.

The Regulations of the Shareholders' Meetings regulate the holding of the ordinary and extraordinary Shareholders' Meetings, and, as far as applicable, of the special Shareholders' Meetings, regulating attendance thereto, ascertainment of entitlement, in particular, receipt of powers-of-attorney, the powers of the Chairman as regards the calling of the Shareholders' Meeting, the opening of the meeting, the discussion and the ways of voting and of vote count.

Pursuant to article 2 of the Shareholders' Meetings Regulations, shareholders and voting rights' holders or their representatives who submit appropriate certification issued by a financial institution in compliance with current laws may attend Shareholders' Meetings.

Shareholders are entitled to be represented in a Shareholders' Meeting provided that a power-of-attorney is executed by the holder of the aforesaid certification or by one of its legal representatives or by a specific mandatory.
Those representatives of one or more subjects bearing voting rights, shall justify entitlement thereto in writing and shall issue a statement of non-existence of impediments to representation.
The holder of voting rights who attends a Shareholders Meeting is not entitled to grant powers-of-attorney for a part only of its own shares, nonetheless, it is possible to grant powers-of-attorney to different subjects for the different issues included in the Agenda, each one of them for the all the votes to which it is entitled. Should that be the case, the power-of-attorney shall include the specific issues for which it is granted.
Pursuant to article 13 of the Code, Directors shall spare no efforts, as per their own competence, to encourage and facilitate the highest participation of shareholders to Shareholders' Meetings.
Shareholders' Meetings also give the opportunity to communicate Company and Group information to shareholders, in compliance with price sensitive information regulations.

1.4. Share capital structure
The share capital is entirely composed of ordinary shares.
Alicros S.r.l., pursuant to article 93 of Italian Legislative Decree 58/1998, is the controlling shareholder of the Company.

II Section – *Information concerning the implementation of Code provisions*

2. Board of Directors

2.1.Division of delegated powers and duties
Pursuant to article 17 of the by-laws, the Board of Directors may delegate the powers which it may deem necessary for the management of the Company, along with related representation powers, to an Executive Committee and/or to one or more members of the Board of Directors who act as Managing Directors.
At present, the Executive Committee has not been created yet.
The by-laws foresee that the Board of Directors shall meet in order to review the business and the reports from the Managing Directors on their activity and to resolve upon major transactions carried out by the Group as well as upon those transactions which may amount to a potential conflict of interest.
In absence of a specific by-law provision but, nonetheless, as per corporate practice, the Board of Directors is also vested with the duties set forth under article 1.2 of the Code; in particular, the Board of Directors examines and approves the Company's strategic and financial plans and the Group's corporate structure.
The Board of Directors shall also be vested not only with those issues reserved to it by law and by the by-laws, but also the resolutions regarding activities which, due to their value or nature, are not included in the powers delegated to the Managing Directors or which said Managing Directors deem appropriate to submit to the attention of the Board of Directors for specific reasons.
Granted delegated powers enable Managing Directors to act severally as regards ordinary management issues, pursuant to value thresholds fixed according to the nature of the activities and, with joint signature in pairs, as regards ordinary management issues in excess of the foreseen thresholds and as regards certain extraordinary management issues.
Pursuant to article 18 of the by-laws, Directors who have been granted with delegated powers shall periodically and at least on a quarterly basis report to the Board of Directors and to the Board of Statutory Auditors on the activity carried out in the performance of the delegated powers, on the most significant transactions carried out by the Company or by the Group companies.
Prior approval from the Board of Directors shall be obtained for the most significant transactions as, for instance, outstanding acquisitions or transfers of going concern.
All transactions of value exceeding the thresholds established for the fulfilment of the actions with joint signature in pairs shall be deemed significant transactions.

2.2 Chairman of the Board of Directors

The Chairman of the Board of Directors represents the Company vis-à-vis third parties and in court, having the voting right in the Shareholders' Meetings of controlled companies, being entitled to delegate powers. The Chairman coordinates the activity of the Board of Directors and directs the holding of the relevant meetings; furthermore, he chairs the Shareholders' Meetings of the Company and supervises their development in compliance with provisions of the by-laws and Regulations.
Since he has not been vested with management powers, he can be considered as a non-executive Director.

2.3 Transactions with related parties

Pursuant to the provisions of article 18 of the by-laws and in compliance with article 150 of Italian Legislative Decree 58/1998, the Managing Directors shall periodically report to the Board of Directors and to the Board of Statutory Auditors, at least on a quarterly basis, amongst others, on the transactions carried out by the Company or by the Group which may be subject to a potential conflict of interest.
The most significant transactions with related parties carried out throughout 2003 are indicated in the Management Report, to which cross-reference is made.
The Board of Directors of 26 February 2004 has approved a specific internal procedure for the carrying out of transactions in which Directors and managers have an own interest and of transactions with related parties. Directors of Group companies shall abide by the procedure, as well as their managers who are vested with powers to bind the same vis-à-vis third parties.
The said subjects, should they be cognisant of a transaction in which they have an interest, either personal or on behalf of third parties, or of a transaction with related parties, with value not lower than € 1,000.00 shall abstain from carrying it out by providing full information to an executive Director of their company or, should the subject having the interest be an executive Director, to the Board of Directors.
The executive Director, or the Board of Directors, after having assessed the economic feasibility and convenience of the transaction brought to their attention, may authorise its completion.
The Company has in such way approved the recommendations of the Code insofar as the ascertainment of the guidelines for the identification of transactions with related parties, therefore abiding by the relevant Consob resolutions and by article 2391 of the Italian Civil Code as amended by the recently enforced corporate law regulations.
Pursuant to article 11 of the Code, it is foreseen that subjects having own interests shall be precluded from participating to the relevant resolutions, as well as that legal or fairness opinions may be required in such situations.

2.4 Composition of the Board of Directors

As mentioned above, pursuant to the provisions of article 13 of the by-laws, the Company is managed by a Board of Directors composed of a number of directors which varies from a minimum of eleven to a maximum of nineteen members, as per resolution of the Shareholders' Meeting which shall proceed to their appointment. The Board of Directors is currently composed of 14 members.
A list of the names of the members of the Board of Directors as at the date of approval of the draft financial statements for the fiscal year closed on 31 December 2003 is shown hereunder, with reference in italics as to the duties of executive directors within the Group:

• Luca Garavoglia	Chairman (non executive)
• Carlo Pasquale Campanini Bonomi	non executive - independent
• Jörn Böttger	*Managing Director Business Unit* Italy (*)
• Matteo D'Asta	non executive
• Cesare Ferrero	non executive - independent
• Franzo Grande Stevens	non executive - independent
• Paolo Marchesini	*Chief Financial Officer*
• Marco Pasquale Perelli-Cippo	*Chief Executive Officer* (*)
• Giovanni Rubboli	non executive - independent
• Renato Ruggiero	non executive - independent
• Stefano Saccardi	*Officer Legal Affairs and Business Development* (*)
• Vincenzo Visone	*Deputy Chief Executive Officer*
• Marco Vitale	non executive - independent
• Anton Machiel Zondervan	non executive - independent

Directors whose names are ended with an asterisk have been granted operational powers within the Company and act as Managing Directors.
The aforesaid Directors have been appointed by the ordinary Shareholders' Meeting of 12 May 2001, except for Carlo Pasquale Campanini Bonomi and Matteo D'Asta, who were appointed by the ordinary Shareholders' Meeting of 30 April 2002.
The said Board of Directors shall expire upon approval of the financial statements of the fiscal year closed on 31 December 2003.
Pursuant to the Regulations, proposals for the appointment of the Director's office are submitted through lists, along with comprehensive information concerning candidates' personal and professional profile, filed with the registered offices at least ten days prior to the date scheduled for the Shareholders' Meeting.
The curriculum vitae of each Director is available at the Investor Relations Department, whilst the management's professional profile is summarised on the web-site www.campari.com/ir.
The by-laws do not foresee the minimum number of meetings of the Board of Directors.
In 2003, 6 meetings of the Board of Directors have been held which have been regularly attended by its members, therefore having a limited number of absentees which were, nonetheless, justified; it is scheduled to hold a substantially analogous number of meetings throughout 2004.
Insofar as attendance to the meetings of the Board of Directors is concerned, cross-reference is made to chart n. 1 attached hereto.
In view of the meetings of the Board of Directors, Directors shall be provided, where possible and by giving reasonable advance notice, with the documentation and the information which are necessary for directors' resolutions purposes.
Flow of information to members of the Board of Directors is appropriate and prompt.

2.5. Other offices covered by Directors

Directors who as at 31 December 2003 were Directors or Statutory Auditors in listed companies, either Italian or foreign, in financial, banking, insurance companies or in those of significant size, are the following:

- Luca Garavoglia: Member of the Board of Directors of FIAT S.p.A.;
- Cesare Ferrero: Member of the Board of Directors of Autostrada Torino-Milano S.p.A., Pininfarina S.p.A.; Chairman of the Board of Statutory Auditors of FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.Az., I.F.I. S.p.A., ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A.; Statutory Auditor of I.F.I.L. S.p.A., R.C.S. Investimenti S.p.A., FILA Holding S.p.A., Toro Assicurazioni S.p.A., P. Ferrero & C. S.p.A. and Banca Passadore S.p.A.;
- Franzo Grande Stevens: Chairman of the Board of Directors of P. Ferrero & C. S.p.A., Juventus F.C. S.p.A.; Director of Banca del Piemonte S.p.A., Banca Sella S.p.A., Bansel S.p.A., Exor Group S.A., FIAT S.p.A., I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A., S.E.I. S.p.A., La Rinascente S.p.A., Toro Assicurazioni S.p.A., Vittoria Capital N.V., Yura International Holding B.V. and Yurass N.V.;
- Renato Ruggiero: Chairman of Citigroup Switzerland, Deputy Chairman of European Investment Bank - Citigroup; member of the Advisory Board of Coca Cola and General Electric Europe;
- Marco Vitale: Chairman of the Board of Directors of Bipiemme Gestioni S.G.R.; Deputy Chairman of the Board of Directors of Banca Popolare di Milano S.c. a r.l.; Member of the Board of Directors of A.S.M. Brescia S.p.A., Banca Etica S.G.R., Pictet International Capital Management, Pictet & C. S.I.M. S.p.A., Recordati S.p.A., SNIA S.p.A., Sorin S.p.A. and member of the Supervisory Board of Deutz A.G.;
- Anton Machiel Zondervan: Chairman of the Executive Board of Koninklijke Wessanen N.V., and member of the Supervisory Board of Doeksen Transport Group.

2.6. Non executive and independent Directors.

The by-laws do not foresee a minimum number of non-executive or independent Directors, nonetheless, it is Company practice, pursuant to article 2 of the Code, to appoint non-executive Directors who, due to their number and authority, have significant power in the passing of resolutions.

In fact, as at the date of approval of the draft financial statements for the fiscal year closed on 31 December 2003, most Directors are non-executive and all non-executive Directors may be deemed independent, except for Luca Garavoglia and Matteo D'Asta.
In fact, 7 Directors out of 14 are independent.
Assessment as to Directors' degree of independence has been carried out by the Board of Directors in light of the principles of the Code and, in particular, of those criteria foreseen under article 3.
It should be noted that Director Franzo Grande Stevens provides legal advice to the Group, however, such legal advice is not of such significance as to jeopardise his independence.

2.7. Committees

The by-laws expressly foresee that the Board of Directors may establish a committee for internal control purposes ("Audit Committee") and a committee for remuneration and appointment purposes ("Remuneration and Appointment Committee").
Both committees represent an internal structuring of the Board of Directors and have an advisory and proactive role.

2.7.1. The Remuneration and Appointment Committee

The Board of Directors has established a Remuneration Committee which has also been vested with the duties of the appointment proposals' Committee for rationalisation reasons.
The Remuneration and Appointment Committee is entirely composed of independent Directors, in particular, Franzo Grande Stevens, Chairman, Giovanni Rubboli and Renato Ruggiero.
It is in charge of making proposals for the remuneration of Directors who have been vested with specific duties and powers and of those who cover key roles in the management of the Company, also being in charge of making proposals for a better allocation of human resources within the Group.
Proposals from the Remuneration and Appointment Committee do not concern the actual members of the Remuneration and Appointment Committee.
The Remuneration and Appointment Committee met twice throughout 2003, all members having been present in both occasions, and submitted its own proposals to the Board of Directors without having made use of outside consultants.
Resolutions of the Board of Directors abode by the proposals raised by the Remuneration and Appointment Committee.
Issues covered by the Remuneration and Appointment Committee throughout 2003 regarded the organisational structure and the Group's organisation chart, executive Directors and top management remuneration, and the stock option plan's updating.
The Group's executive Directors and top management remuneration is linked in a significant way to the economic results achieved by the Group and by the single companies in which they are involved.
Detailed information as to remuneration of Directors is included in the Notes to the financial statements of the Company to which cross-reference is made.
The Company has implemented, upon previous resolution of the Board of Directors and as per the proposal of the Remuneration and Appointment Committee and in compliance with a framework approved by the ordinary Shareholders' Meeting, a stock option plan for the Chairman of the Board of Directors, the executive Directors and the top management of the Group.
The said program foresees the provision of options which may be enforced as of 2006 for the purchase of shares in the Company for the pre-fixed price of € 31.00 per share.

2.7.2. Internal control Committee

The Board of Directors has established an Audit Committee entirely composed of independent Directors, formed by Giovanni Rubboli, Chairman, Cesare Ferrero and Marco Vitale.
In compliance with the duties specified in article 10 of the Code, the Audit Committee is in charge of the appropriateness of the internal control system and of the working plan of those assigned to the internal control and of the relevant reporting to the Board of Directors,

The issues covered by the Audit Committee throughout 2003 regarded the level of advertising and promotion expenses internal control, commercial discount management for the main companies of the Group and risk assessment updating of controlled companies Campari do Brasil Ltda., Skyy Spirits, LLC, Zedda Piras S.p.A. and Sella & Mosca S.p.A.
The Chairman of the Board of Statutory Auditors or other Statutory Auditor appointed by the latter usually attend Audit Committee's meetings.
As regards attendance to Audit Committee's meetings, cross-reference is made to chart n. 1 attached hereto.
The relations between the Audit Committee and the Board of Statutory Auditors are characterised by the continuous exchange of information on the main internal control issues covered in the periodical audit, in compliance with the development of the annual audit plan and with the updating of the risk assessment of the Group and of the specific controlled companies.

3. Company duties and procedures

3.1. Procedure for the treatment of confidential information

The Company has approved a "Procedure for the Treatment of Confidential Information" (hereinafter, the "Procedure").
The said Procedure includes the definition of which information may be deemed confidential or price sensitive, defining the internal responsibilities for the treatment of such information, the rules of behaviour which shall be complied with by those being congnisant thereof, and the relevant disclosure procedures including those vis-à-vis the press.
The Procedure applies to Directors, Statutory Auditors and employees of the Company and of other companies of the Group.
Managing Directors of Group companies and, insofar as acquisitions and divestitures are concerned, the Chief Executive Officer and the Officer Legal Affairs and Business Development and, insofar as financial information is concerned, the Chief Financial Officer shall be responsible of the management of confidential information.
The Company has also approved a Group Insider Dealing Code of Conduct which has been drafted in compliance with the provisions of article 2.6.3 of the Borsa Italiana S.p.A. Regulations.
It is therefore foreseen that the market shall be informed, pursuant to the terms foreseen by applicable regulations, on transactions concerning securities issued by the Company and performed by certain subjects, called "relevant subjects" who, pursuant to the position within the Group, may have access to confidential information.
The aforesaid Code has fixed certain periods of the year (blocking periods), for instance, the phases which precede approval of the consolidated financial statements, notification of quarterly accounts and half-year accounts and during extraordinary transactions, when it is absolutely banned for relevant subjects to carry out negotiations on financial instruments of the company in excess of the € 50,000.00 threshold.
Beyond blocking periods, such transactions may solely be performed in two periods of the year, which may not exceed fifteen days, previously chosen by the relevant subjects.
Information obligations undertaken by the relevant subjects vis-à-vis the Company are especially severe.
In fact, the latter shall notify the Audit Committee, at the end of each quarter, a complete framework of all the carried out transactions, including the potential stock option enforcement, for market communication purposes, within 10 days, of those negotiations in excess of the aforesaid threshold.
Transactions in excess of € 250,000.00, given their significance, may be communicated promptly to the Audit Committee, in order for the Company to proceed to disclose them to the market without delay.
The Audit Committee has identified the list of "relevant subjects".
The full contents of the Insider Dealing Code of Conduct may be found on the Company's web-site at www.campari.com/ir

3.2. Procedures for the appointment of Directors and Statutory Auditors.
Pursuant to the provisions of the Regulations, proposals for the appointment of Directors are submitted through lists, together with exhaustive information regarding the personal and professional profile of candidates, filed with the registered offices at least ten days prior to the date foreseen for the Shareholders' Meeting.
Voting lists are not foreseen for the election of Directors by minority shareholders.
All current Directors have been proposed by the majority shareholder. As at 6 February 2002 a syndicated agreement has been executed regarding the undertaking of Alicros S.r.l., to use its best efforts to cause Carlo Pasquale Campanini Bonomi's appointment as Director of the Company (without delegated powers or operational duties) up to the expiry date of the current Board of Directors.
The by-laws foresee the voting list mechanism for the appointment of the members of the Board of Statutory Auditors, in order to enable minority shareholders to appoint one effective statutory auditor and one substitute statutory auditor, in compliance with article 148 of Italian Legislative Decree 58/1998.
Appointment of the Board of Statutory Auditors takes place on the basis of lists submitted by shareholders and filed with the registered offices of the Company at least ten days prior to that scheduled for the Shareholders' Meeting.
Solely those shareholders who, independently or collectively with others, hold an overall number of shares bearing voting rights which amount to at least 5% of the share capital bearing voting rights in the ordinary Shareholders' Meeting are entitled to submit the lists.
Always pursuant to the by-laws, it is not possible to include in the lists those candidates who already cover positions of effective Statutory Auditor in five or more listed companies (save for those companies controlling and/or controlled by the Company) or who do not abide by the requirements of honourableness and professionalism set forth by applicable regulations.
The procedure for the election of statutory auditors is described in the by-laws.

3.3. Internal control system
The Company, cognisant of the significance of an appropriate internal control system, has established a suitable structure, led by the head of internal control or Group Internal Auditor.
Such position, working at a Group level and carrying out its supervision over the Group, is hierarchically independent from those in charge of the operational areas and reports directly to the Chief Executive Officer.
It reports its activities to the Managing Directors, to the Audit Committee and to the Board of Statutory Auditors at least on a quarterly basis.
The Board of Directors, on the basis of the favourable reports of the Audit Report, deems that the enforced internal control system is suitable to effectively forecast the typical risks of the activities carried out by the Group and to appropriate supervise the economic and financial situation.

3.4. Investor relations position
The Company pays special attention to the development of the relations with its own shareholders and with qualified investors.
A position is assigned to such purposes and is led by the Investor Relations Manager. Within the scope of periodical communication and of that regarding extraordinary transactions, meetings with Italian and foreign qualified investors and with the specialised press are scheduled, and to which top management members also attend.
The Company, in order to favour communication with shareholders, has prepared and constantly updates a special section of its own web-site dedicated to the investor relations activity (www.campari.com/ir) where it may be possible to find information of economic-financial nature (financial statements, semester and quarter reports, information as to the development in the Stock Exchange of the securities issued by the Company), data and documentation of interest for shareholders as, amongst others, corporate bodies' composition, information on company corporate governance, and the Internal Dealing Code and the Procedure for the carrying out of transactions in which directors and managers have an own interest and of transactions with related parties.

Requests of shareholders' information may be sent to the following e-mail account: investor.relations@campari.com
The company abides by the contents of the Market information Guide.

4. Statutory Auditors

The Board of Statutory Auditors appointed by the ordinary Shareholders' Meeting of 2 May 2001 for the triennium 2001-2002-2003 is composed of:

• Umberto Tracanella	Chairman
• Marco di Paco	Effective Statutory Auditor
• Antonio Ortolani	Effective Statutory Auditor
• Angeloguido Mainardi	Substitute Statutory Auditor
• Giuseppe Pajardi	Substitute Statutory Auditor
• Mario Tracanella	Substitute Statutory Auditor

The Effective Statutory Auditors who, as at 31 December 2003, were Directors or Statutory Auditors in other listed companies in the Italian Stock Exchange are:

- Umberto Tracanella: Vice Chairman of the Board of Directors of Edison S.p.A., Risanamento S.p.A. and member of the Board of Directors of I.P.I. S.p.A.
- Antonio Ortolani: Chairman of the Board of Statutory Auditors of Mirato S.p.A. and Novuspharma S.p.A.

Since no alternative list has been submitted, none of the Statutory Auditors in office is the result of minority shareholders' proposal who, presumably, have deemed themselves safeguarded by the professionalism and independence of the statutory auditors proposed by the majority shareholders.
Proposals of the Shareholders' Meeting for the appointment of statutory auditors currently in office have been accompanied by exhaustive information as regards their personal and professional characteristics.
4 meetings of the Board of Statutory Auditors were held in 2003.
As regards attendance to Statutory Auditors Meetings, cross-reference is made to chart n. 2 attached hereto.
The entire Board of Statutory Auditors has always attended nearly all the meetings of the Board of Directors.

5. Relevant events subsequent to the closing of financial statements

On 26 February 2004, the Board of Directors has approved besides the "Procedure for the carrying out of transactions in which directors and managers have an own interest and of transactions with related parties", described in paragraph 2.3., the Group's Ethical Code and the proposal of amendment to the by-laws to be submitted to approval of the Shareholders' Meeting.
The strong growth of the Company in the Italian and international markets, the complexity of the corporate structure achieved in these years also in connection with recent acquisitions, the cognisance of operating in always more complex socio-economic contexts, have made issuance of a Group's Ethical Code necessary.
Pursuant to national and international best practices, the essential values in which the Group shall continue to inspire its own activities have been identified.
The recipients of the code are directors, advisors and employees of all Group companies.
Amendment to certain articles of the by-laws has been proposed in order to make them compliant with mandatory rules foreseen by the recently enforced corporate law regulations implemented by Italian Legislative Decree of 17 January 2003, No. 6 and, moreover, in order to benefit from those provisions which permit to organise the powers of the corporate bodies in a more flexible and modern way.
Within the scope of such reform, advantage has also been taken to propose amendment to certain by-law provisions in order to satisfy requirements of mainly operational nature.

CHART 1: STRUCTURE OF THE BOARD OF DIRECTORS AND OF THE COMMITTEES

Board of Directors							Internal Control Committee		Remuneration and Appointment Committee	
Position	Members	executive	non-executive	Independent	****	Number of other positions **	***	****	***	****
Chairman	Luca Garavoglia		X		100%	1				
Managing Director	Jörn Böttger	X			100%	–				
Managing Director	Marco P. Perelli-Cippo	X			100%	–				
Managing Director	Stefano Saccardi	X			100%	–				
Director	Carlo P. Campanini Bonomi		X	X	66%	–				
Director	Matteo D'Asta		X		100%	–				
Director	Cesare Ferrero		X	X	66%	14	X	57%		
Director	Franzo Grande Stevens		X	X	66%	19			X	100%
Director	Paolo Marchesini	X			100%	–				
Director	Giovanni Rubboli		X	X	100%	–	X	100%	X	100%
Director	Renato Ruggiero		X	X	83%	4			X	100%
Director	Enzo Visone	X			100%	–				
Director	Marco Vitale		X	X	33%	10	X	28%		
Director	Anton Machiel Zondervan		X	X	83%	2				

Number of meetings held during the fiscal year of reference	Board of Directors: 6	Internal Control Committee: 7	Remuneration and Appointment Committee: 2

NOTES

* *The asterisk means that the Director was appointed through lists submitted by the minority shareholders.*

** *This column shows the number of Director or Statutory Auditor positions covered by the relevant individual in other listed companies, including foreign capital markets, in financial, banking, insurance companies or in those of significant size. In the Report on corporate governance, positions are indicated in full writing.*

*** *This column shows with an "X" membership of the member of the Board of Directors to the Committee.*

**** *This column shows the percentage of participation of Directors in relation to the meetings of the Board of Directors and of the Committees, respectively.*

CHART 2: BOARD OF STATUTORY AUDITORS

Position	Members	Percentage of participation to the Board meetings	Number of other positions**
Chairman	Umberto Tracanella	100%	3
Effective statutory auditor	Marco di Paco	100%	–
Effective statutory auditor	Antonio Ortolani	100%	2
Substitute statutory auditor	Angeloguido Mainardi	-	1
Substitute statutory auditor	Giuseppe Pajardi	-	–
Substitute statutory auditor	Mario Tracanella	-	–

Number of meetings held during the fiscal year of reference: 4

Indicate the requested quorum for the filing of lists by minority shareholders for the election of one or more effective members (ex article 148 TUF): Pursuant to article 26 of the by-laws shareholders who, independently or collectively with others, hold an overall number of shares bearing voting rights representing at least 5% of the share capital bearing voting rights in the ordinary Shareholders' Meetings are entitled to submit lists.

NOTES

* *The asterisk indicates that the Statutory Auditor was appointed through lists submitted by the minority shareholders.*

** *This column indicates the number of Director or Statutory Auditor positions covered by the relevant individual in other Italian listed companies. In the Report on corporate governance, positions are indicated in full writing.*

CHART 3: OTHER SELF-REGULATION CODE PROVISIONS

	YES	NO	Summary of the reasons of an eventual deviation from Code recommendations
Delegation system and transactions with related parties			
Has the Board of Directors delegated powers defining:			
a) limits	X		
b) enforcement modalities	X		
c) and information periodicity?		X	Information periodicity is indicated in the corporate by-laws.
Has the Board of Directors reserved itself approval of transactions having particular economic, asset and financial significance (including transactions with related parties)?	X		
Has the Board of Directors defined the guidelines and criteria for the identification of "significant" transactions?		X	It is deemed that the thresholds indicated in the powers-of-attorney of managing directors enable the Board of Directors to always resolve upon the most significant transactions.
Are the aforesaid guidelines and criteria defined in the Report?	X		
Has the Board of Directors defined appropriate procedures for the examination and approval of transactions with related parties?	X		
Are the procedures for the approval of transactions with related parties described in the Report?	X		
Procedures of the most recent appointment of directors and statutory auditors			
Has filing of Director candidacies taken place at least ten days in advance?		X	The most recent appointments have taken place before the listing of the Company and approval of the Code as currently drafted, as well as before approval of the by-laws containing the said procedures.
Were Director candidacies accompanied by exhaustive information?		X	" "
Were Director candidacies accompanied by the specification of suitability to be qualified as independent?		X	" "
Did filing of Statutory Auditor candidacies take place at least ten days in advance?		X	" "
Were Statutory Auditor candidacies accompanied by exhaustive information?	X		
Shareholders' Meetings			
Has the company approved Shareholders' Meetings Regulations?	X		
Are the Regulations attached to the Report (or is it indicated where they can be obtained/downloaded)?		X	The Regulations are available at the registered offices of the Company.
Internal Control			
Has the company appointed those in charge of internal control?	X		
Are those persons in charge hierarchically independent from persons in charge of operational areas?	X		
Organisational unit in charge of internal control (ex article 9.3 of the Code)	Group Internal Auditor		
Investor relations			
Has the company appointed a head of investor relations?	X		
Organisational unit and references (address/telephone/fax/e-mail) of the head of investor relations	Investor Relations Manager Via Turati, 27 20121 Milan (Italy) Tel. 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders
of Davide Campari – Milano S.p.A.

1. We have audited the consolidated financial statements of Davide Campari -Milano S.p.A. as of and for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Davide Campari – Milano S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.
The audits of the financial statements of certain consolidated subsidiaries, which respectively represent approximately 2% of consolidated total assets and approximately 11% of consolidated net sales, is the responsibility of other auditors.

   For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 9, 2003.

3. In our opinion, the consolidated financial statements of Davide Campari – Milano S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Davide Campari – Milano S.p.A. as of December 31, 2003, and the consolidated results of its operations for the year then ended.

Milan, April 8, 2004

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(Partner)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

Registered office in Via Filippo Turati, Milan

Share capital EUR 29,040,000

Tax code – Companies' register no. 06672120158 – Business administration register (REA) no. 1112227

Report of the Board of Auditors on the consolidated accounts of the Campari Group for the financial year ending 31/12/2003, pursuant to article 41 of Legislative Decree 127 of 9 April 1991

To the shareholders of the Parent Company Davide Campari Milano S.p.A.

We have audited the consolidated accounts of the Campari group for the year ending 31 December 2003, pursuant to article 41 of Legislative Decree 127/91. In 2003, the group reported a net profit of EUR 79,822,000, assets worth EUR 1,245,606,000 and shareholders' equity of EUR 548,211,000. The memorandum accounts totalled EUR 55,608,000. We have also reviewed the report on operations.

A) Audit of the consolidated accounts

1. We conducted our audit in accordance with the standards for internal auditors provided by the Italian association of chartered accountants. In keeping with these standards, we referred to the legislation governing annual accounts, having incorporated and supplemented the aforementioned standards.
2. The accounts of subsidiaries have been audited by the independent auditors, and in the case of the Italian subsidiaries, by the respective boards of statutory auditors at each subsidiary. The Board of Auditors has viewed the reports produced.

The Board of Auditors agrees with the reasons for consolidating the two subsidiaries of Sella e Mosca S.p.A., Qingdao Sella e Mosca Winery Co. Ltd. and Société Civile du Domaine de la Margue, using the equity method rather than the line-by-line method.

We have not audited the accounts of the consolidated subsidiaries, as this was carried out by the respective boards of statutory auditors at each company.

3. We have seen the letter providing prior approval from Reconta Ernst & Young, the auditing company appointed to audit the consolidated accounts, and no observations arise therefrom.
4. The basis of consolidation was considered, the consolidation principles were examined and the suitability of the accounting polices was verified.
5. The documentation examined and the information obtained do not indicate any departure from the legislation governing consolidated accounts as supplemented by the aforementioned accounting principles or from the laws governing the conduct of audit boards.
6. In our opinion the aforementioned consolidated accounts give a true and fair view of the business and financial position of the Campari Group and of its profit for the financial year ending 31 December 2003, in accordance with the legislation governing consolidated accounts referred to in point A) 1 above.

B) Review of the report on operations

1. We have reviewed the report on operations, which accompanies the consolidated accounting statements, to verify that it complies with article 40 of Legislative

Decree 127/91, and that it is consistent with the consolidated accounts in accordance with article 41 of Legislative Decree 127/91.

2. As a result of this review, the Board of Auditors believes that the report on operations is accurate and consistent with the consolidated accounting statements.

Milan, 1 April 2004

THE AUDITORS

Umberto Tracanella

Marco di Paco

Antonio Ortolani

BALANCE SHEET - ASSETS

(in euro)	31 December 2003	31 December 2002
A) Capital contributions due from shareholders	0	0
B) Fixed assets		
I. Intangible fixed assets		
3) Industrial patents and intellectual property rights	240,130	298,707
6) Tangible assets in progress and payments on account	305,228	7,000
7) Other intangible fixed assets	2,512,225	1,949,322
Total intangible fixed assets	3,057,583	**2,255,029**
II. Tangible fixed assets		
1) Land and buildings	5,916,687	6,413,334
2) Plant and machinery	4,562,526	5,951,713
3) Industrial and commercial equipment	242,084	281,445
4) Other tangible fixed assets	1,288,077	1,499,905
5) *Tangible assets in progress and payments on account*	96,321	140,169
Total tangible fixed assets	12,105,695	**14,286,566**
III. Financial fixed assets		
1) Equity investments in	880,949,891	439,501,890
a) subsidiaries	880,901,161	439,435,973
d) other companies	48,730	65,917
2) Receivables	288,583	362,843
d) from other companies	288,583	362,843
– due after 12 months	288,583	362,843
4) Own shares	31,000,000	31,000,000
Total financial fixed assets	912,238,474	**470,864,733**
Total non-current assets	927,401,752	487,406,328
C) Current assets		
I. Inventories		
1) Raw materials, supplies and consumables	4,193,225	4,980,862
2) Work in progress and semi-finished products	2,001,704	1,677,058
4) Finished products and goods for resale	1,397,885	1,524,249
Total inventories	7,592,814	**8,182,169**
II. Receivables		
2) from subsidiaries	34,869,013	50,333,871
– due within 12 months	34,869,013	50,333,871
3) from affiliated companies	0	106
– due within 12 months	0	106
4) from main shareholders	6,001	0
– due within 12 months	6,001	0
5) from others	9,385,581	6,796,030
– due within 12 months	6,522,145	6,771,596
– due after 12 months	2,863,436	24,434
Total receivables	44,260,595	**57,130,007**
III. Financial assets not listed under fixed assets	0	0
IV. Cash and cash equivalents		
1) Bank and post office deposits	22,414,253	1,028,733
3) Cash and liquid securities	9,428	3,536
Total cash and cash equivalents	22,423,681	**1,032,269**
Total current assets	74,277,090	**66,344,445**
D) Accruals and deferrals		
2) Miscellaneous	5,028,537	3,364,037
Total accruals and deferrals	5,028,537	**3,364,037**
Total assets	1,006,707,379	**557,114,810**

BALANCE SHEET – LIABILITIES

(in euro)	31 December 2003	31 December 2002
A) Shareholders' equity		
I. Share capital	29,040,000	29,040,000
II. Share premium reserve	0	0
III. Revaluation reserve	0	0
IV. Legal reserve	5,808,000	5,808,000
V. Reserve for own shares in portfolio	31,000,000	31,000,000
VI. Statutory reserves	0	0
VII. Other reserves:	258,066,863	18,069,376
– Extraordinary reserve	247,402,257	7,981,689
– Reserve for transfer of equity interests pursuant to Legislative Decree 544/92	3,041,357	3,041,357
– Merger surplus	5,686,681	5,686,681
– Pre-paid depreciation reserve	1,931,379	1,354,460
– Pre-paid depreciation reserve (taxed)	5,189	5,189
VII. Profit (loss) carried forward	0	130,402,721
IX. Profit (loss) for the year	20,974,951	134,269,966
Total shareholders' equity	**344,889,814**	**348,590,063**
B) Provisions for risks and charges		
1) Pension provisions	176,848	0
2) Tax provisions	927,483	795,125
b) deferred tax provisions	927,483	795,125
3) Other provisions	7,133,957	5,550,671
Total provisions for risks and charges	**8,238,288**	**6,345,796**
C) Staff severance fund	**5,482,561**	**5,450,244**
D) Payables		
1) Bonds	257,953,568	0
– due after 12 months	257,953,568	0
3) Payables to banks	24,000,084	118,434,569
– due within 12 months	24,000,084	118,434,569
6) Payables to suppliers	9,733,302	7,313,283
– due within 12 months	9,733,302	7,313,283
8) Payables to subsidiaries	327,138,017	64,094,761
– due within 12 months	327,138,017	64,094,761
9) Payables to affiliated companies	578	471
– due within 12 months	578	471
10) Payables to main shareholders	0	1,504
– due within 12 months	0	1,504
11) Payables due to tax authorities	11,700,626	4,288,732
– due within 12 months	11,700,626	4,288,732
12) Payables to social security organisations	1,020,460	959,700
– due within 12 months	1,020,460	959,700
13) Other payables	1,451,962	1,498,427
– due within 12 months	1,451,962	1,498,427
Total payables	**632,998,597**	**196,591,447**
E) Accruals and deferrals		
2) Miscellaneous	15,098,119	137,260
Total accruals and deferrals	**15,098,119**	**137,260**
Total liabilities	**1,006,707,379**	**557,114,810**

MEMORANDUM ACCOUNTS

(€)	31 December 2003	31 December 2002
2) PLEDGES AND GUARANTEES GIVEN TO THIRD PARTIES		
Pledges to third parties	15,742,603	9,800,955
Guarantees received	0	387
Guarantees given	160,062,346	173,543,203
Total pledges and guarantees given to third parties	**175,804,949**	**183,344,545**
Total memorandum accounts	**175,804,949**	**183,344,545**

PROFIT AND LOSS ACCOUNT

(€)	31 December 2003	31 December 2002
A) Value of production		
1) Revenues from sales and services	81,063,096	84,444,221
2) Change in inventories of work in progress, semi-finished and finished products	198,282	–866,662
Other income	21,441,360	19,265,176
Total value of production	**102,702,738**	**102,842,735**
Production costs		
6) Raw materials, supplies and consumables	55,759,949	53,298,345
7) Services	12,999,824	10,707,111
8) Use of third party assets	3,844,806	4,071,159
9) Personnel costs	15,579,799	15,445,697
a) Salaries and wages	10,687,249	10,744,670
b) Social security costs	3,582,685	3,485,147
c) Staff severance fund	690,083	725,176
e) Other costs	619,782	490,704
10) Amortisation, depreciation and write-downs	4,032,859	4,011,990
a) Amortisation of intangible fixed assets	1,827,501	1,737,839
a) Depreciation of tangible fixed assets	2,205,358	2,274,151
11) Changes in inventories of raw materials, supplies and consumables	787,636	35,567
12) Risk provisions	69,779	362,111
14) Miscellaneous operating expenses	755,993	888,067
Total production costs	**93,830,645**	**88,820,047**
Difference between value and cost of production (A – B)	**8,872,093**	**14,022,688**
C) Financial income and charges		
15) Income from equity investments	1,282,154	106,519,245
– in subsidiaries	1,211,537	106,513,909
– in other companies	70,617	5,336
16) Other financial income	10,652,634	3,815,713
c) from securities listed under current assets	841,346	0
d) income other than the above	9,811,288	3,815,713
– from subsidiaries	1,130,659	1,122,978
– from other companies	8,680,629	2,692,735
17) Interest and financial charges	13,769,820	6,464,140
– from subsidiaries	2,392,213	2,247,365
– from other companies	11,377,607	4,216,775
Total financial income and charges (15 + 16 – 17)	**–1,835,032**	**103,870,818**
D) Adjustments in value of financial assets	**0**	**0**
E) Extraordinary income and charges		
20) Extraordinary income	25,715,580	23,150,448
– Capital gains on disposals	25,044,116	480,676
– Other extraordinary income	671,464	22,669,772
21) Extraordinary charges	3,579,626	5,400,649
– Capital losses on disposals	2,854	4,085
– Tax relating to previous financial years	127,725	0
– Other extraordinary charges	3,449,047	5,396,564
Total extraordinary items (20-21)	**22,135,954**	**17,749,799**
Profit before tax (A – B +/– C +/– D +/– E)	**29,173,015**	**135,643,305**
22) Corporate income tax	8,198,064	1,373,339
– Current portion	11,431,857	2,399,108
– Deferred tax	256,859	258,987
– Pre-paid tax	–3,490,652	–1,284,756
23) NET PROFIT	**20,974,951**	**134,269,966**

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 62251
Fax: (39) 02 6225312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Web site
www.campari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.

Finito di stampare nel maggio 2004

Davide Campari – Milano S.p.A.

Bilancio consolidato
al 31 dicembre 2003

INDICE

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia	Presidente
Jörn Böttger	Amministratore Delegato e *Managing Director Business Unit Italy*
Carlo P. Campanini Bonomi	Amministratore (2)
Matteo D'Asta	Amministratore (3)
Cesare Ferrero	Amministratore e membro del Comitato Audit
Franzo Grande Stevens	Amministratore e membro del Comitato Remunerazione e Nomine
Paolo Marchesini	Amministratore e *Chief Financial Officer*
Marco P. Perelli-Cippo	Amministratore Delegato e *Chief Executive Officer*
Giovanni Rubboli	Amministratore, membro del Comitato Audit e membro del Comitato Remunerazione e Nomine
Renato Ruggiero	Amministratore e membro del Comitato Remunerazione e Nomine (2) (4)
Stefano Saccardi	Amministratore Delegato e *Officer Legal Affairs and Business Development*
Vincenzo Visone	Amministratore e Deputy Chief Executive Officer
Marco Vitale	Amministratore e membro del Comitato Audit
Anton Machiel Zondervan	Amministratore

Con delibera del 2 maggio 2001 l'assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale e fino ad approvazione del bilancio dell'esercizio 2003, con i poteri di legge e statutariamente previsti.
Con delibera del 7 maggio 2001 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Marco P. Perelli-Cippo, Stefano Saccardi e Jörn Böttger i seguenti poteri per una durata triennale e fino ad approvazione del bilancio dell'esercizio 2003:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE (5)

Umberto Tracanella	Presidente
Marco di Paco	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Angeloguido Mainardi	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Mario Tracanella	Sindaco Supplente

SOCIETÀ DI REVISIONE (6)

Reconta Ernst & Young S.p.A.

(1) *In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001.*
(2) *In carica a seguito delle dimissioni degli Amministratori Geert Gaarnat e Nicolaas J.M. Kramer per cooptazione intervenuta il 4 marzo 2002, successivamente ratificata dall'assemblea del 30 aprile 2002.*
(3) *Nominato dall'assemblea del 30 aprile 2002 a seguito della scomparsa di Vincenzo Caianiello, Amministratore e membro del Comitato Remunerazione e Nomine.*
(4) *Nominato membro del Comitato Remunerazione e Nomine dal Consiglio di Amministrazione del 13 maggio 2002.*
(5) *In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001*
(6) *Incarico per la revisione dei bilanci degli esercizi 2001, 2002 e 2003 conferito dall'assemblea del 1 marzo 2001.*

CAMPARI

Davide Campari - Milano S.p.A.

Bilancio consolidato al 31 dicembre 2003


CAMPARI
PASSION

Relazione sulla gestione

INTRODUZIONE

Nel 2003 il Gruppo Campari ha raggiunto gli obiettivi posti, ovvero sviluppare la propria attività nelle due direttrici di crescita organica e di crescita esterna.

La crescita complessiva delle vendite nette, pari al 8,1%, e del risultato operativo, pari al 6,6%, ove fosse depurata dei significativi effetti cambi, causati dalla svalutazione del Dollaro USA e del Real brasiliano, sarebbe risultata pari rispettivamente al 14,5% ed al 15,3%.

Lo sviluppo per linee esterne attuato in passato ha trovato continuità nel corso dell'esercizio 2003, in cui è stata conclusa, nel mese di dicembre, l'importante acquisizione di Barbero 1891 S.p.A., ma anche l'acquisto, nel mese di luglio, del marchio Riccadonna, il cui *closing* è avvenuto nel mese di gennaio 2004.

L'acquisizione Barbero, che viene ampiamente descritta nel successivo paragrafo "Eventi significativi", consentirà al Gruppo di ampliare il proprio portafoglio prodotti con marchi importanti quali Aperol, Aperol Soda, Mondoro, Barbieri e Serafino.

Nella tabella sotto riportata viene presentata una sintesi dei principali risultati economici del 2003, confrontati con quelli dell'esercizio precedente. Al fine di dare evidenza ai significativi effetti economici determinati dalle variazioni dei tassi di cambio, vengono inoltre riportati i dati economici relativi all'esercizio 2003 ai cambi medi del 2002, evidenziando conseguentemente le variazioni percentuali intervenute a cambi medi costanti, ovvero neutralizzando l'effetto negativo della svalutazione.

in € milioni	2003	2002	Variazione %	2003 pro-forma a cambi medi 2002	Variazione % a cambi costanti (1)
Vendite al netto di sconti e accise	714,1	660,6	8,1%	756,5	14,5%
EBITDA	169,2	160,0	5,8%	179,8	12,4%
EBITA	150,7	142,4	5,8%	160,7	12,8%
EBIT = Risultato operativo	122,2	114,7	6,6%	132,2	15,3%
Utile prima delle imposte e degli interessi di minoranza	138,1	123,4	11,9%	147,1	19,2%
Utile netto di pertinenza del Gruppo	79,8	86,7	–7,9%	83,3	–3,9%

(1) *è la variazione percentuale tra i valori 2003* pro-forma *e i valori 2002 consolidati; nella rappresentazione dei valori 2003 pro-forma, i valori in valuta diversa dall'Euro sono convertiti ai cambi medi del 2002.*

EVENTI SIGNIFICATIVI

Di seguito vengono riportati, in ordine cronologico, gli eventi significativi che hanno caratterizzato la gestione dell'esercizio chiuso al 31 dicembre 2003.

Sottoscrizione di un accordo con i sindacati

Il 10 gennaio 2003 il Gruppo ha annunciato il raggiungimento di un importante accordo con i sindacati di categoria relativo alla razionalizzazione dell'assetto produttivo, e in particolare all'apertura del nuovo stabilimento di Novi Ligure e alla progressiva dismissione delle unità produttive di Sesto San Giovanni e di Termoli.

L'accordo, che si caratterizza anche per gli importanti sostegni economici per i lavoratori che saranno inseriti nelle liste di mobilità, è stato raggiunto in totale trasparenza con le organizzazioni sindacali, con una comunicazione anticipata del progetto di ristrutturazione sin dal marzo 2002, e conclusione dell'operazione a fine 2005.

Joint-venture per il mercato spagnolo

Il 10 febbraio 2003 il Gruppo Campari ha annunciato la creazione di SUMMA S.L., una *joint-venture* con il Gruppo Gonzalez Byass, *leader* in Spagna nella produzione e nel *marketing* di *sherry*, *brandy* e altri vini e *spirits*, finalizzata al rafforzamento e allo sviluppo delle attività di *marketing* e commercializzazione del portafoglio prodotti di entrambi i gruppi nel mercato spagnolo.
La *joint-venture*, operativa dal mese di aprile 2003, vede una quota di partecipazione del Gruppo Campari del 30% (mentre il 70% fa capo al gruppo Gonzales Byass) e, su base annua, ha un volume atteso di vendite di 1,8 milioni di casse e un fatturato atteso di oltre € 65 milioni.

Lancio di SKYY Berry, SKYY Spiced e SKYY Vanilla negli Stati Uniti

Nel mese di marzo 2003 SKYY Spirits, LLC ha lanciato tre ulteriori *line extension* di SKYY Vodka: SKYY Berry, SKYY Spiced e SKYY Vanilla, che si sono aggiunte alla già esistente SKYY Citrus.

Incremento al 100% della partecipazione in Sella & Mosca S.p.A.

Nel mese di giugno 2003, con l'acquisto del 22,38% ancora detenuto da terzi, il Gruppo, tramite Zedda Piras S.p.A., ha portato al 100% la sua partecipazione in Sella & Mosca S.p.A.
Il controvalore dell'operazione è stato di € 8,5 milioni.

Fusione per incorporazione di Francesco Cinzano & C.ia S.p.A. in Campari-Crodo S.p.A.

Il 26 giugno 2003 Francesco Cinzano & C.ia. S.p.A. è stata fusa per incorporazione in Campari-Crodo S.p.A., a decorrere dal 1 gennaio 2003 ai fini delle imposte sui redditi ai sensi dell'articolo 123 del D.P.R. 917/86, mentre gli effetti civilistici connessi alla fusione decorrono dal 14 novembre 2003.

Emissione di obbligazioni per US$ 300 milioni sul mercato istituzionale americano

A seguito del successo riscontrato nell'esercizio precedente dall'operazione di collocamento sul mercato americano di *senior guaranteed notes* e al fine di cogliere il momento estremamente favorevole sul mercato del debito rispetto alla domanda da parte degli investitori e al livello dei tassi di interesse, il 16 luglio la Capogruppo Davide Campari-Milano S.p.A. ha completato un'emissione obbligazionaria attraverso un collocamento privato sul mercato istituzionale americano per US$ 300 milioni.
La transazione è stata strutturata in due *tranche* rispettivamente di US$ 100 e US$ 200 milioni, con scadenze a 12 anni e 15 anni *bullet*, e cedola fissa rispettivamente del 4,33% e 4,63%.
Questa operazione ha permesso al Gruppo di raccogliere capitale di debito con scadenze ancora superiori rispetto all'operazione dell'anno precedente e a condizioni ancora più vantaggiose, consolidando una posizione di forza per finanziare futuri progetti di sviluppo.
Contestualmente alla transazione descritta, e tramite un'operazione di *cross currency swap* posta in essere al fine di eliminare il rischio valuta, la società ha trasformato in Euro il debito originariamente denominato in Dollari USA (al cambio di 1,1630) e ha convertito il tasso fisso in tasso variabile (Euribor + *spread* di circa 60 *basis points*).

Vendita dell'immobile di Via Filippo Turati a Milano

Cogliendo il positivo momento del mercato immobiliare, e nell'ambito del progetto di razionalizzazione delle sue strutture in Italia, il Gruppo, in data 18 luglio 2003, ha annunciato la vendita dell'immobile di via Filippo Turati a Milano, per un valore di € 47,4 milioni.

La proprietà del complesso immobiliare, che la Capogruppo conduceva in locazione finanziaria, in forza di contratti di *leasing* stipulati con Credemleasing S.p.A., è stata riscattata anticipatamente il 29 luglio 2003, con la conseguente estinzione dei suddetti contratti, per un importo di € 12,7 milioni.
Contestualmente alla vendita, il 29 luglio 2003 è stato siglato con Core One S.r.l. un contratto di locazione della durata di sei anni, che permetterà al Gruppo di mantenere nel suddetto immobile la sede della Capogruppo e di alcune delle controllate italiane.
L'operazione ha determinato una plusvalenza al lordo delle imposte dirette di € 33,7 milioni, che si riflette positivamente nel bilancio consolidato.

Accordo per l'acquisto del marchio Riccadonna

Il 31 luglio 2003 Campari-Crodo S.p.A. ha siglato un accordo per l'acquisto del marchio Riccadonna da Bersano S.p.A. per un controvalore di € 11,3 milioni.
Il *closing* dell'operazione è avvenuto nel mese di gennaio 2004.
Nel mese di febbraio 2004 Barbero 1891 S.p.A. ha acquistato da Campari-Crodo S.p.A. la proprietà del marchio Riccadonna.
Il Gruppo, che sin dal 1995 cura la distribuzione di Riccadonna sui principali mercati di esportazione, e in particolare in Australia e Nuova Zelanda, dove Riccadonna è *leader* del segmento Asti, a seguito dell'accordo raggiunto con Bersano S.p.A. svilupperà tale distribuzione in tutto il mondo, Italia inclusa.
In particolare, Barbero 1891 S.p.A. curerà la distribuzione del portafoglio Riccadonna nel mercato nazionale, mentre affiderà a Campari International S.A.M. la gestione della distribuzione nei mercati internazionali.
Per quanto concerne l'aspetto produttivo infine, la produzione di Riccadonna è stata assunta da Barbero 1891 S.p.A., che possedeva *know how* e tecnologia anche per la produzione di spumanti e *vermouth* in quanto, precedentemente all'ingresso nel Gruppo Campari, gestiva la produzione del marchio Conte di Cavour.
Nel 2003 il fatturato netto stimato per i prodotti Riccadonna è di circa € 13 milioni, di cui circa € 7 milioni relativi ai mercati di esportazione.
Il portafoglio prodotti Riccadonna, azienda storica nata nel 1921 a Canelli, comprende importanti marchi presenti sul mercato italiano ed estero degli spumanti, tra cui Asti Riccadonna e President Reserve Riccadonna.

Cessazione dell'attività produttiva a Termoli

Nell'ultima settimana di luglio, come previsto nel piano di riorganizzazione industriale del Gruppo, e come concordato con le organizzazioni sindacali, lo stabilimento di Termoli ha cessato l'attività produttiva.
Per quanto concerne le produzioni realizzate a Termoli, quella di Campari è stata trasferita allo stabilimento di Sesto San Giovanni, mentre quelle degli altri *spirits* (Cynar, Biancosarti e Jägermeister) sono in corso di trasferimento nella nuova unità produttiva di Novi Ligure.

Start-up operativo delle produzioni nello stabilimento di Novi Ligure

Il 4 agosto è iniziata l'attività del nuovo stabilimento di Novi Ligure che al 31 dicembre 2003 era operativo nelle aree cantine vini spumanti, cantina *vermouth*, imbottigliamento e magazzini.
Le linee di produzione *vermouth* e spumanti, dopo una fase di collaudo, sono state rese operative dalla fine dell'anno e i prodotti fabbricati sono entrati nel normale ciclo di vendita dal mese di gennaio 2004.
È stata quindi resa operativa la cantina liquori per la fabbricazione di Cynar, Jägermeister e Biancosarti nel corso del 2004.

Acquisizione Barbero

Il 3 dicembre la Capogruppo ha perfezionato l'acquisizione del 100% del capitale di Barbero 1891 S.p.A., dal gruppo irlandese Cantrell & Cochrane controllato dal fondo di investimento inglese BC Partners.

Il portafoglio prodotti acquisito comprende Aperol, Aperol Soda e i liquori Barbieri nel segmento *spirits*, che rappresenta circa il 60% del fatturato, e Mondoro ed Enrico Serafino nel comparto *wines*.
Aperol, grazie alle caratteristiche qualitative che lo contraddistinguono e a una strategia di *marketing* e di comunicazione di notevole successo, ha registrato, nel periodo 2001-2003, una fortissima crescita delle vendite, pari al 16,5% in media all'anno.
Aperol Soda è una *line extension* lanciata con successo nel 1995.
Mondoro è uno spumante Asti di alta gamma, con una rilevante notorietà internazionale e con una posizione particolarmente significativa sul mercato russo: il *brand* va a completare l'offerta del Gruppo nel segmento Asti, con Cinzano e con la neo-acquisita Riccadonna.
L'acquisizione non comprende alcuni marchi di spumanti, fra i quali il marchio Conte di Cavour, ceduti da Barbero 1891 S.p.A. al Gruppo Gancia anteriormente alla acquisizione di Barbero 1891 S.p.A. da parte del Gruppo Campari e il *brand* Frangelico, che è rimasto di proprietà del Gruppo Cantrell & Cochrane.
Il valore dell'operazione è stato di € 147,1 milioni, inclusi gli oneri accessori legati all'acquisizione e al netto delle disponibilità liquide nette della società acquisita, pari a € 75,3 milioni, che si sono aggiunte al valore della transazione.
Il corrispettivo, pagato in contanti, è stato finanziato con parte dei fondi raccolti con l'emissione obbligazionaria completata nel corso del 2003.
La società è quindi entrata nell'area di consolidamento a decorrere dalla data di acquisizione.
Il presente bilancio consolidato chiuso al 31 dicembre 2003 recepisce quindi interamente i saldi patrimoniali della società a fine esercizio, mentre gli effetti sul conto economico sono limitati al solo mese di dicembre.
L'operazione ha generato un *goodwill* di € 138,4 milioni, ammortizzato sulla durata di 20 anni.
Come sopra indicato, Barbero 1891 S.p.A ha successivamente acquistato il marchio Riccadonna, dei cui prodotti cura la produzione e la distribuzione nel mercato nazionale; mentre la distribuzione nei mercati internazionali è rimasta affidata a Campari International S.A.M.

Cessione di Campari-Crodo S.p:A. a Davide Campari-Milano S.p.A.

Nell'ambito del processo di razionalizzazione della struttura del Gruppo, nel mese di dicembre la Capogruppo ha acquistato da DI.CI.E Holding BV il 100% del capitale di Campari-Crodo S.p.A.
Il valore dell'operazione, supportato da perizia, è stato di € 300 milioni, incrementato della variazione intercorsa tra i dati di posizione finanziaria netta indicati nella perizia e la posizione finanziaria netta alla data del *closing*, variazione pari a € 13 milioni.
A proseguimento del piano di semplificazione della struttura del Gruppo, è prevista, nel corso del 2004, la fusione per incorporazione di Campari-Crodo S.p.A. nella stessa Capogruppo.
Le due operazioni descritte non generano alcun effetto in bilancio consolidato.

Incremento accise

Relativamente al mercato nazionale, la Legge Finanziaria 2004 ha stabilito un aumento dell'accisa sull'alcool, a decorrere dal 1 gennaio 2004; l'importo della nuova accisa è di € 730,87 per ettanidro e corrisponde a un incremento del 13% rispetto al valore precedente.

Adozione degli Standard contabili internazionali

Il 30 dicembre 2003 il CERS (Committee of European Securities Regulators) ha pubblicato una raccomandazione sulle modalità di transizione ai nuovi *standard* contabili internazionali che dovranno essere adottati entro il 2005 dalle società quotate.
La raccomandazione invita le società quotate, in sede di pubblicazione del bilancio 2003, a descrivere le iniziative che hanno posto in essere e il loro stato di avanzamento in relazione all'adozione degli IFRS (International Financial Reporting Standards) obbligatoria a partire dall'esercizio 2005.
A tale riguardo è iniziata, ed è in corso, la fase di diagnostica che prevede: la mappatura dei principi contabili

utilizzati nelle diverse società del Gruppo al fine di una loro omogeneizzazione, la comprensione delle differenze tra i principi contabili identificati e gli IFRS, la determinazione dei possibili impatti economico-patrimoniali sui bilanci a seguito dell'adozione degli IFRS, nonché sui processi amministrativi e sistemi informatici.

SITUAZIONE ECONOMICO-FINANZIARIA DEL GRUPPO

ANDAMENTO DELLE VENDITE

Tutti i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Evoluzione generale delle vendite

Nell'esercizio chiuso al 31 dicembre 2003, le vendite consolidate del Gruppo sono state pari a € 714,1 milioni, evidenziando una crescita del 8,1% rispetto all'anno precedente, in cui erano state pari a € 660,6 milioni.

Analisi della variazione delle vendite nette	€ milioni	in % su 2002
– vendite nette 2003	714,1	
– vendite nette 2002	660,6	
Variazione totale	**53,5**	**8,1%**
Di cui		
crescita esterna	32,3	4,9%
crescita organica al lordo di effetto cambio	63,5	9,6%
effetto variazioni cambio	–42,3	–6,4%
Variazione totale	**53,5**	**8,1%**

Come evidenziato nella tabella, la crescita esterna è stata di € 32,3 milioni e ha avuto un impatto del 4,9% sull'incremento complessivo.
La parte preponderante della crescita esterna (4,3%) è relativa alle vendite di *tequila* 1800 realizzate nei primi nove mesi dell'anno da Skyy Spirits, LLC, e pari a € 28,1 milioni; è opportuno segnalare che le vendite di *tequila* 1800 relative al quarto trimestre del 2003 sono state considerate come parte organica del *business*, in quanto la distribuzione di questo *brand* negli Stati Uniti è iniziata a ottobre 2002.
La restante parte di crescita esterna, pari a € 4,2 milioni e con un impatto del 0,6%, è relativa alle vendite Barbero del solo mese di dicembre, in quanto la società è entrata nel perimetro di consolidamento del Gruppo contestualmente alla data di *closing* dell'acquisizione.
La crescita organica delle vendite, valutata a cambi costanti, ovvero ai cambi medi del 2002, è stata pari al 9,6% ed è stata determinata dalla positiva evoluzione di quasi tutti i *brand* principali: in particolare ha beneficiato del contributo di Campari Mixx, il *ready-to-drink* lanciato nella seconda metà dello scorso anno, del buon andamento delle vendite di SKYY Vodka e del positivo apporto dei *soft drinks* .
Le variazioni dei tassi di cambio, per contro, hanno avuto sulle vendite nette un impatto negativo, quantificabile nel 6,4%.
Tale effetto è stato determinato principalmente dalla svalutazione del Dollaro USA (–16,4%) e del Real brasiliano (–19,8%) nei confronti dell'Euro, rispetto al cambio medio del 2002.

Cambi medi	2003	2002	Variazione %
US$ x 1 €	1,131	0,946	
€ x 1 US$	0,8843	1,0572	-16,4%
BRC x 1 €	3,471	2,784	
€ x 1 BRC	0,2881	0,3593	-19,8%

Vendite per area geografica

La due tabelle sottostanti presentano le vendite per area geografica, evidenziando rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, l'incidenza percentuale, sull'evoluzione totale di ciascuna area, delle tre componenti di crescita esterna, variazione organica ed effetto cambi.

Vendite nette per area geografica	2003		2002		Variazione %
	€ milioni	%	€ milioni	%	2003 / 2002
Italia	339,8	47,6%	311,0	47,1%	9,3%
Europa	138,9	19,4%	127,3	19,3%	9,1%
Americhe	218,4	30,6%	200,2	30,3%	9,1%
Resto del mondo	17,0	2,4%	22,1	3,3%	-23,2%
Totale	714,1	100,0%	660,6	100,0%	8,1%

Analisi della variazione % delle vendite nette per area geografica	totale variazione % 2003 / 2002	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Italia	9,3%	1,1%	8,2%	0,0%
Europa	9,1%	0,5%	9,1%	-0,5%
Americhe	9,1%	14,1%	14,6%	-19,6%
Resto del mondo	-23,2%	0,3%	-12,7%	-10,8%
Totale	8,1%	4,9%	9,6%	-6,4%

La positiva evoluzione delle vendite nette del Gruppo (8,1%) è stata determinata da una crescita sostanzialmente omogenea nelle tre principali aree geografiche, pari al 9,3% in Italia ed al 9,1% tanto in Europa quanto nell'area Americhe; solo nell'area Resto del Mondo, peraltro marginale con un'incidenza sul totale delle vendite inferiore al 3%, si è manifestata una contrazione, quantificabile nel 23,2%.

L'Italia, con vendite nette pari a € 339,8 milioni rappresenta nel 2003 il 47,6% del totale; la crescita del 9,3% rispetto allo scorso anno è imputabile per l'1,1% alla crescita esterna e per il 8,2% allo sviluppo organico delle vendite.
La crescita esterna è relativa alle vendite dei prodotti Barbero che, come sopra anticipato, sono entrate nel perimetro di consolidamento del Gruppo solo per la parte realizzata nel mese di dicembre.
Alla crescita organica del mercato italiano hanno contribuito positivamente tutte le tre aree di *business*.
Tra gli *spirits*, particolarmente significativo è stato l'apporto di Campari Mixx, lanciato nella seconda metà del 2002, ma, più in generale, tutti i *brand* principali hanno avuto un'evoluzione positiva.
Le vendite degli *wines* hanno riportato una crescita a due cifre, soprattutto grazie all'ottimo risultato degli spumanti Cinzano, infine i *soft drinks*, anche grazie alle condizioni climatiche particolarmente favorevoli

dei mesi estivi, hanno avuto un consistente incremento delle vendite, del quale hanno beneficiato tutti i *brand*.
È opportuno inoltre ricordare che il buon risultato complessivo delle vendite in Italia sarebbe stato ancora migliore (+10,5%) se non si considerasse la forte contrazione dei proventi classificati nel segmento "altre vendite", derivanti principalmente dall'attività, non strategica, di imbottigliamento per conto terzi realizzata nello stabilimento di Sulmona.

Le vendite del 2003 in Europa sono state pari a € 138,9 milioni e rappresentano il 19,4% del totale.
Rispetto allo scorso anno, l'area presenta una crescita complessiva del 9,1%, determinata totalmente dall'evoluzione organica del *business*.
Infatti sia la crescita esterna, apportata dal parziale consolidamento Barbero, che l'effetto sfavorevole dei cambi, hanno avuto un impatto marginale sulle vendite dell'area, rispettivamente +0,5% e –0,5%.
Due sono stati gli eventi che hanno inciso maggiormente sulla positiva evoluzione delle vendite in Europa:

- il lancio di Campari Mixx in Germania e in Austria, avvenuto nel mese di marzo 2003;
- il positivo avvio di un nuovo accordo di distribuzione sull'importante mercato russo, di cui hanno beneficiato principalmente il *vermouth* e gli spumanti Cinzano.

Oltre a detti eventi, è opportuno segnalare altri fattori che, seppure con un più limitato impatto positivo sulla crescita delle vendite dell'area nel 2003, costituiscono buone opportunità di sviluppo nel medio periodo:

- la netta inversione di tendenza delle vendite sul mercato tedesco, attribuibile sia a una generale ripresa dei consumi che, più direttamente, ai primi effetti della riorganizzazione realizzata da Campari Deutchland GmbH nel corso dell'anno;
- l'ampliamento distributivo di cui ha beneficiato SKYY Vodka in quasi tutti i mercati.

Nell'area Americhe, che rappresenta il 30,6% del totale, le vendite nette del 2003 sono state pari a € 218,4 milioni, con una crescita del 9,1% rispetto allo scorso anno.
Tale evoluzione complessiva è il risultato di fattori diversi:

- la crescita organica dei prodotti in portafoglio che, depurata dall'effetto negativo dei cambi, è stata del 14,6%;
- le vendite di *tequila 1800*, di cui il Gruppo ha acquisito i diritti di distribuzione da ottobre 2002, hanno generato una crescita esterna quantificabile nel 14,1%;
- la sfavorevole evoluzione del Dollaro USA e del Real brasiliano, infine, ha avuto un forte effetto erosivo sulle vendite nette dell'area, quantificabile nel 19,6%.

Nelle due tabelle seguenti si è ritenuto opportuno dare ulteriore dettaglio delle vendite nette dell'area Americhe.

Dettaglio vendite nette dell'area Americhe	2003 € milioni	2003 %	2002 € milioni	2002 %	Variazione % 2003 / 2002
USA	163,2	74,7%	138,1	69,0%	18,2%
Brasile	47,8	21,9%	55,2	27,6%	–13,5%
altri paesi	7,4	3,4%	6,9	3,4%	7,7%
Totale	218,4	100,0%	200,2	100,0%	9,1%

Analisi della variazione % delle vendite nette dell'area Americhe	Totale variazione % 2003 / 2002	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
USA	18,2%	20,4%	17,0%	–19,1%
Brasile	–13,5%	0,0%	7,8%	–21,4%
Altri paesi	7,7%	0,2%	22,7%	–15,3%
Totale	**9,1%**	**14,1%**	**14,6%**	**–19,6%**

Le vendite nette negli Stati Uniti evidenziano una crescita complessiva del 18,2%, nonostante la svalutazione del Dollaro USA abbia avuto un impatto negativo del 19,1%.
Nel mercato nordamericano, infatti, Skyy Spirits, LLC ha realizzato una *performance* che, in valuta locale, è stata particolarmente positiva:

- la crescita organica delle vendite è stata del 17,0%, ed è il risultato sia del *trend* positivo del *brand* principale SKYY Vodka che del consistente apporto dato dal lancio di tre nuovi gusti della *line extension* composta da SKYY Berry, SKYY Spiced e SKYY Vanilla;
- la crescita esterna, generata dalle vendite *di tequila 1800*, è stata del 20,4%.

Per quanto concerne il Brasile, le vendite nette evidenziano una contrazione del 13,5%: in questo caso infatti l'andamento positivo delle vendite, che in valuta locale mostrano un incremento del 7,8%, è stato più che proporzionalmente compensato dalla rilevante svalutazione del Real brasiliano, quantificabile nel 21,4%.

Negli altri paesi dell'area Americhe, in modo particolare Messico ed Argentina, nonostante il forte impatto negativo dei cambi, l'andamento delle vendite è stato particolarmente positivo (+22,7%), cosicché le vendite complessive dell'area in oggetto hanno evidenziato una crescita netta del 7,7%.

Nell'area complementare Resto del mondo infine, le vendite nette, in flessione del 23,2%, hanno subito l'impatto dei seguenti fattori: da un lato la svalutazione delle valute, che ha inciso per un 10,8%, dall'altro il perdurare di una situazione anomala sull'importante mercato giapponese, dove il distributore locale ha attuato nel corso di tutto l'anno una politica di forte destoccaggio.
L'andamento delle vendite, depurato dell'effetto cambio, è stato invece positivo per tutti gli altri principali mercati di quest'area, ovvero in primo luogo l'Australia, ma anche la Nuova Zelanda e Israele.

Vendite per area di business

Nelle due tabelle seguenti vengono presentate rispettivamente:

- la ripartizione e l'evoluzione delle vendite per area di *business*;
- la scomposizione della variazione totale di ciascuna area di *business*, nelle tre componenti di crescita esterna, variazione organica lorda e variazione determinata dall'effetto cambio.

Vendite nette per segmento	2003		2002		Variazione %
	€ milioni	%	€ milioni	%	2003 / 2002
Spirits	467,6	65,5%	426,6	64,6%	9,6%
Wines	99,0	13,9%	96,6	14,6%	2,5%
Soft drinks	140,3	19,6%	127,3	19,3%	10,2%
Altre vendite	7,2	1,0%	10,1	1,5%	–28,7%
Totale	**714,1**	**100,0%**	**660,6**	**100,0%**	**8,1%**

Analisi della variazione % delle vendite nette per segmento	Variazione in % totale	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Spirits	9,6%	7,2%	11,5%	–9,1%
Wines	2,5%	1,2%	4,3%	–3,0%
Soft drinks	10,2%	0,0%	10,2%	0,0%
Altre vendite	–28,7%	4,9%	–28,5%	–5,1%
Totale	8,1%	4,9%	9,6%	–6,4%

Tutte le tre aree di *business* hanno contribuito positivamente alla crescita complessiva delle vendite del Gruppo: lo sviluppo degli *spirits*, segmento principale con un'incidenza delle vendite sul totale del 65%, è stato fondamentale in termini di apporto alla crescita complessiva, evidenziando un incremento del 9,6% rispetto al 2002; molto importante è stato anche il contributo dei *soft drinks*, che hanno realizzato una stagione molto positiva che ha prodotto un incremento delle vendite del 10,2%; più contenuta infine la crescita degli *wines*, limitata al 2,5%.

Spirits

Le vendite nette degli *spirits* nel 2003 sono state pari a € 467,6 milioni e hanno evidenziato una crescita complessiva del 9,6% rispetto allo scorso anno.
L'evoluzione di questa area di *business* è stata sostenuta dall'andamento positivo di quasi tutti i *brand* in portafoglio, che, globalmente, hanno generato una crescita organica lorda, prima dell'effetto cambi, del 11,5%.
Gli *spirits* inoltre hanno beneficiato dell'impatto positivo della crescita esterna, che ha avuto un peso del 7,2% sul totale; tale crescita è stata determinata per il 6,6% dalla vendite di *tequila* 1800 e per lo 0,6% dalle vendite, del solo mese di dicembre, degli *spirits* Barbero, ovvero Aperol, Aperol Soda e i liquori Barbieri.
Il segmento, che concentra il 45% delle vendite totali nell'area Americhe, è stato tuttavia pesantemente penalizzato dalla svalutazione dei tassi cambio, principalmente del Dollaro USA e del *Real* brasiliano, che ha avuto un effetto negativo del 9,1%.

Di seguito viene commentato l'andamento dei *brand* principali.
Le vendite nette di **Campari**, prima degli effetti cambi, sono incrementate del 3,4% rispetto al corrispondente periodo dello scorso anno; il significativo impatto negativo del cambio (4,5%), ha determinato tuttavia una flessione complessiva delle vendite consolidate pari al 1,1%.
I tre mercati principali per questo prodotto, ovvero Italia, Brasile e Germania, hanno realizzato risultati di vendita più che soddisfacenti.
In Italia, le vendite nette di Campari del 2003 sono incrementate del 10,8% rispetto allo scorso anno, evidenziando il particolare stato di salute della marca; tuttavia è opportuno sottolineare che l'accelerazione delle vendite intervenuta nell'ultimo trimestre può essere in parte ascrivibile agli effetti sul *sell in* derivanti dall'annuncio dell'incremento delle accise sull'alcool, che ha avuto decorrenza 1 gennaio 2004.
In Brasile Campari ha continuato a mostrare un apprezzabile dinamismo; in un contesto congiunturale difficile per gli *spirits* di fascia alta, la marca, anche grazie a una strategia di rafforzamento del sostegno promozionale e pubblicitario ha guadagnato quote di mercato e ha evidenziato una confortante progressione delle vendite.
La forte svalutazione del Real brasiliano ha avuto tuttavia un considerevole impatto negativo sul consolidamento delle vendite di Campari da parte della controllata brasiliana.
In Germania, il *brand* Campari ha rafforzato la positiva inversione di tendenza mostrata nella prima metà dell'anno e presenta una crescita complessiva, rispetto all'intero 2002, ampiamente superiore alle aspettative.

Per quanto concerne gli altri paesi, l'andamento delle vendite di Campari è stato caratterizzato da tendenze molto diverse, con una prevalenza di situazioni congiunturalmente sfavorevoli in alcuni tra i mercati principali, quali la Francia, la Spagna e soprattutto il Giappone; decisamente positivi invece i risultati di vendita in Austria ed in Russia.

La *performance* di **SKYY Vodka** continua a essere eccellente: nel 2003 i volumi di vendita hanno raggiunto i due milioni di casse e, per il nono anno consecutivo, la marca rientra nei *"top 15 growth brands worldwide"*, cioè nella speciale graduatoria, redatta dal Impact (una delle più autorevoli riviste internazionali del settore), che include le prime 15 marche di *spirits* che hanno conseguito il più alto tasso di crescita nel mondo.
Nel 2003 SKYY Vodka è risultata al quarto posto di questa classifica.
Al conseguimento di queste *perfomance* ha contribuito certamente anche il lancio, avvenuto sul mercato americano nel mese di marzo, di tre nuove *line extension* di SKYY Vodka, che si vanno ad aggiungere alla già esistente SKYY Citrus, ovvero SKYY Berry, SKYY Spiced e SKYY Vanilla.
Come conseguenza di questo lancio, le vendite della gamma di *flavoured vodka* nell'anno 2003 hanno rappresentato il 16% del totale delle vendite della marca SKYY.
Le vendite di SKYY Vodka, includendo la gamma *flavours*, hanno contribuito in modo determinante all'evoluzione degli *spirits* del Gruppo nel 2003, registrando una crescita che, prima dell'effetto cambio, è stata del 24,5%.
La concentrazione delle vendite di questo *brand* nel mercato statunitense, che rappresenta ancora più del 90% del totale, unita alla marcata svalutazione del Dollaro USA, ha determinato un'erosione imputabile all'effetto cambio quantificabile nel 20,0%; ciò ha fortemente ridotto la crescita complessiva di SKYY Vodka espressa in Euro, rendendola pari al 4,5%.
Per quanto i valori assoluti siano ancora relativamente modesti, le vendite di SKYY Vodka al di fuori degli Stati Uniti evidenziano una crescita dei volumi di vendita del 32,2%, conseguita non solo grazie al costante ampliamento della distribuzione a nuovi mercati, ma anche in virtù del progressivo rafforzamento della marca in mercati promettenti, quali il Canada e l'Italia.

CampariSoda ha evidenziato una crescita delle vendite nette del 4,3% rispetto allo scorso anno; sul mercato italiano, che rappresenta il 98% del totale, la crescita è stata leggermente superiore (4,7%).

Nel mercato dei *ready-to-drink* nel 2002 il Gruppo ha lanciato il *brand* **Campari Mixx**, inizialmente in Italia e in Svizzera poi, nei primi mesi del 2003, in Germania e in Austria dove sono stati definiti accordi commerciali con due importanti distributori locali.
Nel corso del 2003 in alcuni paesi europei, tra cui Svizzera e Germania, la categoria dei *ready-to-drink* è stata colpita da pesanti inasprimenti fiscali che, si ritiene, potranno avere un forte impatto negativo sullo sviluppo futuro di questo mercato; conseguentemente, in tali paesi, il Gruppo ha ritenuto opportuno sospendere i progetti già avviati o i lanci previsti.
Le vendite di Campari Mixx del 2003 sono quasi triplicate rispetto a quelle conseguite l'anno precedente, avendo il *brand* comunque beneficiato delle importanti vendite incrementali realizzate in Germania ed Austria e, soprattutto, del significativo sviluppo sul mercato italiano.
In Italia, inoltre, nel mese di maggio è stato lanciato Campari Mixx Orange, nuova referenza a gradazione alcolica inferiore, dal sapore meno sofisticato e di più immediato gradimento.

Le vendite dei *brand* **brasiliani** nel corso del 2003 hanno avuto un andamento decisamente positivo per *l'aguardiente* Dreher, mentre sono risultate in flessione per gli *admix whiskies*, che, nel perdurare della crisi economica, sono stati più duramente colpiti per il posizionamento di prezzo elevato.
Le vendite di Dreher, espresse in valuta locale, sono cresciute del 14,9% anche grazie all'intensità e all'efficacia degli investimenti promozionali e pubblicitari, significativamente rafforzati nel corso del 2003.

Al contrario, gli *admix whiskies* Old Eight e Drury's, hanno subito una flessione del 5,0% a cambi costanti, confermando in pieno, per quanto concerne il Brasile, la sensibilità dei consumi di prodotti *premium* in rapporto ai cicli economici.

Le vendite di **Ouzo 12** sono cresciute del 7,4% (8,7% a cambi costanti), con l'apporto fondamentale dell'importante mercato tedesco.

Le vendite di **Cynar** hanno chiuso l'anno con una lieve flessione rispetto al 2002 (0,7%), evidenziando un significativo recupero sull'importante mercato italiano.

Le vendite del Mirto di Sardegna e degli altri liquori tipici **Zedda Piras**, interamente concentrate sul mercato italiano, sono cresciute del 2,7%: la marca si è sviluppata ulteriormente nell'Italia continentale dove si sta allargando la distribuzione.

Per quanto concerne i ***brand* di terzi** distribuiti dal Gruppo, Jägermeister ha conseguito una crescita del 5,3%, ovvero del 5,7% a cambi costanti, mentre gli *Scotch whisky* hanno riportato complessivamente una flessione delle vendite nette che, a cambi costanti è contenuta al 2,5%, mentre a cambi reali è quantificabile nel 17,3%; il rilevante effetto cambio negativo (14,8%), generato dall'apprezzamento dell'Euro, è determinato dalla forte concentrazione delle vendite di *whisky* nei mercati statunitense e brasiliano.
Nel corso del 2003 tuttavia, il primo *brand* di terzi è diventato ***tequila* 1800**, di cui il Gruppo ha acquisito i diritti di distribuzione per gli Stati Uniti dal mese di ottobre 2002.
Le vendite di questo prodotto hanno superato le 320.000 casse e, a valore, *tequila 1800* rappresenta oggi il quarto *brand* di *spirits* nel portafoglio Campari.

Wines

Le vendite nette degli *wines* nel 2003 sono state pari a € 99,0 milioni, in crescita del 2,5% rispetto allo scorso anno.
La crescita organica al lordo dell'impatto negativo dei cambi è stata del 4,3%, l'acquisizione Barbero con le vendite del solo mese di dicembre ha avuto un impatto positivo dell'1,2%, mentre l'apprezzamento dell'Euro ha comportato un'erosione delle vendite nette consolidate quantificabile nel 3,0%.

Tra i *brand* principali è opportuno segnalare il buon andamento complessivo degli **spumanti Cinzano,** che hanno evidenziato una crescita delle vendite del 5,3%, che, al netto del cambio sfavorevole, risulta contenuta al 4,2%. Relativamente ai due mercati principali per gli spumanti Cinzano, ovvero l'Italia e la Germania, nel primo l'andamento delle vendite è stato decisamente positivo e, anche grazie al buon risultato dell'ultimo importantissimo trimestre dell'anno, la crescita finale è stata a due cifre; nel secondo, la Germania, al contrario si è rilevata una contrazione delle vendite, sostanzialmente imputabile al perdurare del *trend* negativo del consumo di spumanti e di Asti in particolare.

Le vendite nette del ***vermouth* Cinzano** sono cresciute dello 0,8% a cambi costanti ma, per l'importante effetto cambio negativo (4,7%), la variazione netta consolidata risulta essere negativa (–3,9%).
La marca ha beneficiato nel corso del 2003 del significativo rafforzamento distributivo realizzato nei mercati dell'est europeo e in particolare in Russia; in molti altri importanti mercati tuttavia gli acquisti dei distributori nell'ultima parte dell'anno sono stati negativamente condizionati dal destoccaggio correlato all'introduzione sul mercato della nuova bottiglia.

Per quanto concerne i vini **Sella & Mosca**, le vendite nette del 2003 hanno evidenziato una lieve flessione (0,6%) rispetto allo scorso anno.

L'impossibilità di accrescere il *business* nell'anno appena terminato era ampiamente prevista a causa della limitata disponibilità di prodotto, in particolare per i vini bianchi, conseguente alla pessima vendemmia 2002.
Al contrario, il buon esito della vendemmia 2003 consentirà di recuperare nel 2004 le pur minime sofferenze relative all'esercizio decorso.

Le vendite di spumanti e *vermouth* **Riccadonna**, marchio che a gennaio 2004 è stato acquisito dal Gruppo Campari, hanno realizzato una crescita a cambi costanti del 6,2%.
La concentrazione delle vendite di questo *brand* in Australia ha fatto sì che il risultato dell'anno venisse pesantemente penalizzato dal cambio sfavorevole, cosicché, a cambi reali, ne è risultata una flessione del 7,2%.

Le vendite del vino Liebfraumilch, in Brasile, hanno evidenziato una crescita del 4,2%, mentre, tra i marchi di terzi, c'è stato un rallentamento delle vendite dello spumante *Henkell Trocken* sul mercato svizzero.

Soft drinks

Le vendite di *soft drinks*, che sono quasi interamente realizzate sul mercato italiano, nel 2003 sono state pari a € 140,3 milioni e hanno evidenziato una crescita del 10,2% rispetto allo scorso anno.
Come anticipato nel commento alle vendite per area geografica, il segmento dei *soft drinks* ha beneficiato delle condizioni climatiche particolarmente favorevoli per tutto il periodo maggio-settembre, in cui le temperature sono state sensibilmente più elevate delle medie stagionali.
In particolare, le vendite della linea **Lemonsoda**, **Oransoda** e **Pelmosoda** sono cresciute del 16,1%, quelle di acque minerali del 6,3% e quelle di Lipton Ice Tea (marchio di terzi distribuito in Italia) del 24,4%.
Il *brand* principale di quest'area di *business* rimane tuttavia **Crodino**, che nel 2003 ha incrementato le vendite del 2,2%; Crodino è un aperitivo analcolico e pertanto ha evidenziato un andamento delle vendite meno correlato alle variazioni climatiche rispetto ai *soft drinks* propriamente detti.
All'inizio del 2003, in accordo con il proprietario della marca, è stata interrotta la commercializzazione dei succhi di frutta Granini.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati, realizzate principalmente in Italia e in Brasile.
Nel 2003 le "altre vendite " sono state pari a € 7,2 milioni, in flessione del 28,7% rispetto allo scorso anno, in cui erano state € 10,1 milioni.
Tale marcata flessione è imputabile principalmente alla minore produzione per conto terzi realizzata in Italia e, secondariamente, all'impatto negativo della svalutazione sulle "altre vendite" del Brasile, che, a cambi costanti, sono invece incrementate rispetto allo scorso anno.
In seguito all'acquisizione Barbero, questo segmento include anche il *bottling fee* relativo alla produzione del *brand* Frangelico per conto del Gruppo Cantrell & Cochrane, proprietario della marca.
Relativamente al 2003, come per tutti gli altri prodotti Barbero, il Gruppo ha consolidato le vendite relative al *co-packing* Frangelico, del solo mese di dicembre.

CONTO ECONOMICO RICLASSIFICATO

La tabella seguente espone il conto economico consolidato, riclassificato secondo la prassi internazionale, relativo agli anni 2003 e 2002.
Tutti i valori sono espressi in milioni di € e, per ogni linea del conto economico, vengono evidenziate anche l'incidenza percentuale sulle vendite nette e la variazione percentuale intercorsa tra i due periodi posti a confronto.

In € milioni	2003		2002		variazione %
	valore	%	valore	%	
Vendite nette	714,1	100,0%	660,6	100,0%	8,1%
Costo dei materiali	(256,3)	–35,9%	(230,4)	–34,9%	11,3%
Costi di produzione	(44,9)	–6,3%	(45,9)	–6,9%	–2,2%
Totale costo del venduto	(301,2)	–42,2%	(276,3)	–41,8%	9,0%
Margine lordo	412,9	57,8%	384,3	58,2%	7,4%
Pubblicità e promozioni	(143,7)	–20,1%	(130,8)	–19,8%	9,9%
Costi di vendita e distribuzione	(76,1)	–10,7%	(72,7)	–11,0%	4,7%
Margine commerciale	193,1	27,0%	180,8	27,4%	6,8%
Spese generali e amministrative	(46,9)	–6,6%	(43,3)	–6,6%	8,1%
Altri ricavi operativi	6,9	1,0%	5,8	0,9%	19,6%
Ammortamento avviamento e marchi	(28,4)	–4,0%	(27,8)	–4,2%	2,5%
Risultato operativo = EBIT prima dei costi non ricorrenti	124,7	17,5%	115,5	17,5%	8,0%
Costi non ricorrenti	(2,5)	–0,3%	(0,8)	–0,1%	206,2%
Risultato operativo = EBIT	122,2	17,1%	114,7	17,4%	6,6%
Proventi (oneri) finanziari netti	(8,8)	–1,2%	(6,1)	–0,9%	45,5%
Utili (perdite) su cambi netti	1,6	0,2%	8,2	1,2%	–80,1%
Altri proventi (oneri) non operativi	23,1	3,2%	6,6	1,0%	246,6%
Utile prima delle imposte	138,1	19,3%	123,4	18,7%	11,9%
Interessi di minoranza	(17,9)	–2,5%	(15,8)	–2,4%	12,7%
Utile prima delle imposte del Gruppo	120,2	16,8%	107,6	16,3%	11,8%
Imposte	(40,4)	–5,7%	(20,9)	–3,2%	93,4%
Utile netto del Gruppo	79,8	11,2%	86,7	13,1%	–7,9%
Ammortamenti materiali	(15,4)	–2,2%	(14,4)	–2,2%	7,3%
Ammortamenti immateriali	(31,6)	–4,4%	(30,9)	–4,7%	2,1%
Totale ammortamenti	(47,0)	–6,6%	(45,3)	–6,9%	3,7%
EBITDA prima dei costi non ricorrenti	171,7	24,0%	160,8	24,3%	6,8%
EBITDA	169,2	23,7%	160,0	24,2%	5,8%
EBITA prima dei costi non ricorrenti	153,1	21,4%	143,2	21,7%	6,9%
EBITA	150,7	21,1%	142,4	21,6%	5,8%

Nel conto economico sopra esposto, dove i costi sono aggregati per destinazione, nel 2003 è stato adottato un nuovo criterio di classificazione dei costi delle strutture centrali di *research & development*, *quality assurance* ed *engineering*.
Tali costi, che negli anni precedenti rilevavano quali "costi di produzione" e nel 2002 erano pari a € 2,6 milioni, a decorrere da inizio 2003 sono stati riclassificati nella voce "spese generali e amministrative" e in questo esercizio ammontano a € 2,9 milioni.

Il conto economico consolidato del Gruppo del 2003 evidenzia una solida crescita della redditività a livello di EBIT e di utile ante imposte; al contrario l'utile netto presenta una contrazione rispetto al 2002, totalmente imputabile al venire meno delle agevolazioni fiscali di cui aveva invece beneficiato il conto economico dello scorso anno.
In particolare l'**EBIT**, ovvero il risultato operativo, nel 2003 è stato di € 122,2 milioni, in crescita del 6,6% rispetto allo scorso anno, in cui era stato di € 114,7 milioni.
Come anticipato nell'introduzione, la crescita dell'**EBIT** risulta notevolmente superiore se valutata a cambi costanti (+15,3%), in quanto la svalutazione delle valute (principalmente del Dollaro USA e del Real brasiliano) ha avuto un impatto negativo sostanziale sul risultato operativo del 2003 (–8,7%).

L'andamento delle **vendite nette** è stato ampiamente commentato nel paragrafo precedente; di seguito vengono analizzate le voci di costo più significative nonché l'andamento di proventi e oneri operativi .

Nel 2003 il **costo del venduto**, complessivamente, evidenzia un'incidenza sulle vendite leggermente più elevata dello scorso anno (0,4 punti percentuali), passando dal 41,8% al 42,2%; tale variazione è imputabile a un andamento di segno opposto delle due voci che lo compongono, ovvero i costi dei materiali e i costi di produzione; i primi sono cresciuti in termini assoluti e hanno incrementato di un punto percentuale la loro incidenza sulle vendite mentre i secondi, al contrario, sono stati più contenuti anche in termini assoluti e hanno conseguentemente ridotto la loro incidenza sulle vendite di 0,6 punti percentuali.
Tali variazioni sono dovute principalmente:

- al consolidamento delle vendite di *tequila* 1800, che, essendo un *brand* in licenza di distribuzione, ha un'incidenza del costo dei materiali (ovvero il prezzo d'acquisto dal proprietario del marchio) molto più elevata di quella organica del Gruppo, e, per contro, non ha alcun costo di produzione;
- al *mix* delle vendite, che vede crescere il peso dei *soft drinks* propriamente detti, caratterizzati da un più elevato costo dei materiali;
- al fatto che la voce "costi di produzione" del 2003 benefici della sopracitata riclassifica di taluni costi alla voce "spese generali e amministrative": nel 2002 l'incidenza di questi costi era di 0,4 punti percentuali;
- al positivo contenimento dei costi di struttura delle unità operative italiane già operative lo scorso anno, che hanno generato un risparmio di circa € 1,8 milioni,
- all'effetto negativo derivante dall'avvio dell'attività presso il nuovo stabilimento di Novi Ligure, che ha generato costi operativi incrementali per € 4,0 milioni spesati nell'esercizio; è peraltro opportuno evidenziare che l'intera produzione venduta nel corso del 2003 è stata interamente realizzata nelle unità produttive operative lo scorso anno.

I **costi per pubblicità e promozioni** nel 2003 hanno lievemente incrementato la loro incidenza sulle vendite nette che, nei due periodi a confronto, è passata dal 19,8% al 20,1%.
Tale aumento è totalmente imputabile all'importante investimento pubblicitario e promozionale sostenuto, principalmente nella prima parte del 2003, per l'introduzione sul mercato di Campari Mixx.
Escludendo i valori relativi a questo brand (sia dalle vendite nette che dagli investimenti promozionali e pubblicitari per entrambi i periodi), l'incidenza totale degli investimenti del Gruppo risulterebbe infatti in lieve contrazione, in quanto passerebbe dal 19,1% del 2002 al 18,7% del 2003.

I **costi di vendita e distribuzione** hanno leggermente ridotto la loro incidenza percentuale sulle vendite nette, che è passata dal 11,0% del 2002 al 10,7% del 2003.
Il contenimento dei costi di vendita e distribuzione in rapporto alle vendite è imputabile tanto al migliore assorbimento della parte di costi fissi, quali quelli relativi alle strutture di *marketing* e delle reti commerciali, quanto a un reale contenimento dei costi variabili, quali trasporti e commissioni, principalmente riconducibile a recuperi di produttività realizzati sul mercato italiano.

Il conto economico del Gruppo evidenzia quindi un **margine commerciale** di € 193,1 milioni, in crescita del 6,8% rispetto a quello conseguito nel 2002; a cambi costanti, ovvero al lordo dell'impatto della svalutazione, che ha un effetto negativo sulle vendite e positivo sui costi, tale crescita sarebbe del 13,5%.

Le **spese generali e amministrative** hanno mantenuto la loro incidenza percentuale sulle vendite nette al 6,6%, invariata rispetto allo scorso anno.
È tuttavia opportuno ricordare nuovamente che tale voce include nel 2003 alcune spese che nel precedente esercizio rilevavano nei costi di produzione; qualora non si tenesse conto degli effetti di tale riclassifica, le spese generali evidenzierebbero una crescita contenuta al 2,0% e la loro incidenza percentuale sulle vendite risulterebbe essere pari al 6,2%.

Nella voce **altri ricavi operativi** sono evidenziati proventi complessivi per € 6,9 milioni, in crescita rispetto al corrispondente periodo dello scorso anno, in cui erano € 5,8 milioni; questa linea del conto economico include le *royalties* ricevute da terzi per l'utilizzo di marchi del Gruppo e, nel 2003, anche altri proventi di natura operativa per € 1,9 milioni.
Il valore delle *royalties*, che passa da € 5,8 milioni nel 2002 a € 4,9 milioni nel 2003, evidenzia una flessione prevalentemente ascrivibile alla svalutazione del Dollaro USA in rapporto all'Euro.
In entrambi i periodi, la voce include infatti un uguale importo in dollari relativo alle *royalties* corrisposte a Skyy Spirits, LLC da SABMiller relativamente alle vendite SKYY Blue, il *ready-to-drink* lanciato lo scorso anno e prodotto e distribuito da SABMiller negli Stati Uniti.

L'**ammortamento relativo all'avviamento e ai marchi** nel 2003 è di € 28,4 milioni, in aumento di € 0,6 milioni rispetto allo scorso anno.
La variazione netta di questa voce è sostanzialmente imputabile a un maggiore ammortamento di avviamento, conseguente all'acquisizione Barbero e, più marginalmente, all'acquisizione della quota residua di Sella & Mosca precedentemente detenuta da terzi.

L'**EBIT prima dei costi non ricorrenti** è stato di € 124,7 milioni e evidenzia una crescita del 8,0% sul corrispondente periodo dello scorso anno, crescita quindi superiore rispetto a quella rilevata a livello di EBIT dopo i costi non ricorrenti (pari al 6,6%).

Nel 2003 si rilevano **oneri non ricorrenti** per € 2,5 milioni, superiori a quelli del 2002, pari a € 0,8 milioni.
Nell'ultimo esercizio, tale voce include spese legali e consulenze non ricorrenti per € 1,5 milioni e oneri non ricorrenti per il personale per € 1,0 milioni, non relativi al piano di riorganizzazione industriale in atto.
Relativamente a tale piano, è tuttavia opportuno ricordare che nell'esercizio 2002 era stato accantonato un fondo specifico di € 10,0 milioni e che, al 31 dicembre 2003, l'utilizzo di tale fondo è stato pari a € 3,5 milioni.

Gli **ammortamenti** complessivamente mostrano una crescita del 3,7%; più in dettaglio, gli ammortamenti relativi alle immobilizzazioni immateriali (€ 31,6 milioni) si incrementano del 2,1%, mentre gli ammortamenti relativi alle immobilizzazioni materiali (€ 15,4 milioni) si sono incrementati del 7,3%.

Come diretta conseguenza del contenimento complessivo degli ammortamenti, i due indicatori **EBITDA** ed **EBITA** mostrano una crescita lievemente inferiore di quella rilevata a livello di risultato operativo (EBIT). In particolare:

- l'**EBITDA**, ovvero il risultato operativo prima di tutti gli ammortamenti, materiali e immateriali, è stato € 169,2 milioni, con una crescita del 5,8% rispetto al 2002 (+12,4% a cambi costanti);
- l'**EBITA**, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato pari a € 150,7 milioni, analogamente in crescita del 5,8% rispetto allo scorso (+12,8% a cambi costanti).

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 138,1 milioni, in crescita del 11,9% rispetto a quello di € 123,4 milioni realizzato nel 2002.
Di seguito vengono analizzate le tre voci del conto economico comprese tra l'utile operativo e l'utile ante imposte, ovvero i proventi e gli oneri non operativi, di natura finanziaria, correlati all'andamento dei cambi e diversi.
L'ammontare degli **oneri finanziari netti** del periodo è stato di € 8,8 milioni, in aumento rispetto allo scorso anno, in cui il saldo netto tra oneri e proventi era negativo per € 6,1 milioni; tale differenza è imputabile in via principale al fatto che, contrariamente a quanto accaduto nel corso del 2002, in cui l'indebitamento del Gruppo ha scontato tassi di interesse prevalentemente variabili, nell'esercizio in corso, una porzione significativa del debito è stata soggetta a tassi di interesse fissi, dunque superiori, facendo conseguentemente lievitare l'onere relativo.
È opportuno segnalare che il passaggio da tassi di interesse variabili a fissi è avvenuto in concomitanza con la ristrutturazione del debito avvenuta tramite due operazioni di *private placement* sul mercato americano, portate a termine con successo nel luglio 2002 e nel luglio 2003 al fine di finanziare futuri progetti di sviluppo.
Cogliendo le opportunità offerte dall'evoluzione dei tassi di interesse, nella seconda metà dell'anno, la parte principale dell'indebitamento è stata riportata a tasso variabile tramite un'operazione di *interest rate swap.*

Le **differenze cambio** del 2003 evidenziano un saldo positivo di € 1,6 milioni, determinato da perdite operative nette realizzate per € 0,8 milioni e da proventi per € 2,4 milioni, relativi alla chiusura di posizioni in valuta assunte in relazione al collocamento obbligazionario del luglio 2002, denominato in Dollari USA.
Nel precedente esercizio le differenze cambio presentavano un saldo netto positivo per € 8,2 milioni; conseguentemente, relativamente a questa voce del conto economico, nel 2003 si evidenzia una differenza negativa di € 6,6 milioni rispetto allo scorso anno.

Gli altri **oneri e i proventi non operativi** al 31 dicembre 2003 evidenziano un saldo netto positivo di € 23,1 milioni, che si raffronta con proventi netti per € 6,6 milioni realizzati nel 2002; il conto economico 2003 beneficia pertanto di una differenza positiva quantificabile in € 16,5 milioni.
Gli importi più significativi dell'esercizio sono relativi:

- per € 33,7 milioni, alla plusvalenza realizzata nel terzo trimestre dell'anno relativamente alla vendita dell'immobile di Via Filippo Turati a Milano;
- per € 3,8 milioni, alla svalutazione di attrezzature relative ai formati vuoto a rendere di Campari Soda e Crodino, di cui è cessata la commercializzazione nel corso dell'esercizio; i volumi prodotti e venduti relativi ai formati in oggetto sono stati integralmente sostituti dai formati vuoto a perdere;
- per € 2,7 milioni, allo stanziamento effettuato dalla Capogruppo a titolo di indennità per amministratori della società che lasceranno le funzioni operative nel corso del 2004;
- per € 3,5 milioni a fronte di oneri stimati per la ristrutturazione di competenze aziendali e modifiche organizzative nell'ambito delle società costituenti il Gruppo.

Nel 2002 i due importi più rilevanti di questa voce erano:

- un provento netto di € 15,9 milioni, corrispondente alla differenza tra i proventi derivanti dallo storno di fondi rischi fiscali da parte della Capogruppo e di Campari-Crodo S.p.A. per € 17,9 milioni e il costo dell'adesione alla chiusura delle liti pendenti e al condono fiscale *ex lege* 289/2002, pari a € 2,0 milioni;
- un onere di € 10,0 milioni, relativo ad accantonamenti effettuati dalla Capogruppo e da Campari-Crodo S.p.A. a fronte del piano di riorganizzazione industriale legato al trasferimento delle produzioni degli stabilimenti di Sesto San Giovanni e Termoli nella nuova unità produttiva di Novi Ligure.

L'**utile prima delle imposte, di pertinenza del Gruppo** nel 2003 è stato pari a € 120,2 milioni, in crescita del 11,8% rispetto allo scorso anno.
Gli interessi delle minoranze sono stati € 17,9 milioni e sono incrementati di € 2,1 milioni (+12,7%) rispetto al 2002 per effetto della crescita dell'utile di Skyy Spirits, LLC, che nel 2003, costituisce la principale società inclusa nel perimetro di consolidamento del Gruppo in cui i terzi detengano una significativa quota di minoranza del capitale (41,1%).
Nel 2002, gli interessi di minoranza includevano anche € 0,3 milioni relativi all'utile di Sella & Mosca S.p.A., di cui i terzi detenevano il 22,38% del capitale; nel mese di giugno 2003 il Gruppo ha acquistato tutte le partecipazioni di minoranza di Sella & Mosca S.p.A. e pertanto attualmente ne detiene il 100% del capitale.

L'utile netto di pertinenza del Gruppo dell'esercizio 2003 è stato pari a € 79,8 milioni e ha evidenziato una contrazione del 7,9% rispetto a quello di € 86,7 milioni conseguito lo scorso anno; a cambi costanti la flessione sarebbe contenuta al 3,9%.
La variazione negativa dell'utile netto del Gruppo è determinata esclusivamente dal maggior carico fiscale del 2003 rispetto all'esercizio precedente.
Nel 2002 infatti il Gruppo aveva beneficiato del significativo effetto positivo derivante dalle due agevolazioni fiscali *Dual Income Tax* e Tremonti *bis,* quest'ultima connessa alla realizzazione del nuovo stabilimento di Novi Ligure.

REDDITIVITÀ PER AREA DI *BUSINESS*

La redditività per area di *business* viene misurata definendo i margini commerciali dei singoli *brand,* ovvero il livello di profittabilità generato da ricavi e costi ad essi direttamente imputabili, che sono poi oggetto di aggregazione nei quattro segmenti di attività del Gruppo.
Il margine commerciale consolidato del 2003 è stato pari a € 193,1 milioni ed è risultato in crescita del 6,8% rispetto a quello realizzato nel 2002 di € 180,8 milioni.
Al fine di fornire una più corretta rappresentazione della reale evoluzione della redditività dei prodotti e, conseguentemente, dei singoli *business*, si dà evidenza dei costi di produzione non allocabili ai prodotti venduti, pari nel 2002 e nel 2003 rispettivamente a € 2,6 milioni e € 4,0 milioni.
Tali costi sono relativi:

- per il 2002, alle strutture centrali di *research & development*, *quality assurance* ed *engineering* che, a decorrere da inizio 2003, sono stati riclassificati nella voce "spese generali e amministrative" (l'eliminazione di tali oneri anche dal margine commerciale 2002 consente pertanto un confronto omogeneo fra i due esercizi);
- per il 2003, al nuovo stabilimento di Novi Ligure; nella seconda metà del 2003 è iniziata infatti l'attività nel nuovo stabilimento, volta all'ottenimento di semilavorati relativi agli spumanti e ai *vermouth* Cinzano; l'intera produzione venduta nel 2003 è stata al contrario interamente prodotta presso terzi, a cui sono stati corrisposte *bottling fees* inclusi nel costo del venduto degli *wines*; i costi di gestione della nuova unità produttiva sono stati complessivamente pari a € 4,3 milioni, di cui € 0,3 milioni hanno concorso a formare lo *stock* di semilavorati *wines* e € 4,0 milioni hanno negativamente concorso al risultato dell'esercizio.

Il margine commerciale, rettificato degli oneri di produzione non allocabili, ha evidenziato una crescita del 7,4%.

La tabella seguente presenta l'evoluzione del margine commerciale per ciascuna area di *business* e la riconciliazione col margine consolidato del Gruppo.

Margine commerciale	2003		2002		Variazione
	€ milioni	in % su totale	€ milioni	in % su totale	%
Spirits	157,7	80,0%	145,6	79,4%	8,3%
Wines	11,3	5,8%	11,9	6,5%	-4,3%
Soft drinks	26,7	13,5%	24,2	13,2%	10,4%
Altro	1,4	0,7%	1,8	1,0%	-25,7%
Margine commerciale delle aree di business	**197,1**	**100,0%**	**183,4**	**100,0%**	**7,4%**
Costi di produzione non allocati	(4,0)		(2,6)		
Margine commerciale consolidato	**193,1**		**180,8**		**6,8%**

L'incremento della redditività del 2003 è stato generato interamente dagli *spirits*, cresciuti del 8,3% e dai *soft drinks*, cresciuti del 10,4%, mentre gli *wines*, al netto dell'effetto cambio negativo, riportano una contrazione del margine commerciale quantificabile nel 4,3%.
Per ciascuno dei quattro segmenti, di seguito vengono presentate due tabelle: la prima mostra l'evoluzione della redditività, indicando i valori assoluti in milioni di Euro, l'incidenza percentuale sulle vendite nette e la variazione percentuale intercorsa fra i due periodi; la seconda mostra invece la scomposizione delle variazioni percentuali nelle tre componenti di variazione organica, effetto cambio e effetto variazione di perimetro.
La redditività delle aree di *business* viene sintetizzata nelle tabelle seguenti con l'analisi di tre linee del conto economico:

- vendite nette;
- margine lordo (ovvero vendite nette meno costo del venduto);
- margine commerciale (ovvero margine lordo meno i costi di pubblicità e promozioni e di vendita e distribuzione).

Redditività spirits

	2003		2002		variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	467,6	100,0%	426,6	100,0%	9,6%
Margine lordo	308,2	65,9%	281,6	66,0%	9,5%
Margine commerciale	157,7	33,7%	145,6	34,1%	8,3%

Analisi della variazione % della redditività spirits	variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	9,6%	11,5%	-9,1%	7,2%
Margine lordo	9,5%	13,0%	-8,4%	4,9%
Margine commerciale	8,3%	13,6%	-8,4%	3,1%

Nel 2003 gli *spirits* hanno generato un margine commerciale pari a € 157,7 milioni, che corrisponde ad una redditività del 33,7% sulle vendite nette; come evidenziato nella seconda tabella, la crescita totale del 8,3%

risulta determinata dalla solida crescita del margine del *business* organico, che vale il 13,6% e dal margine incrementale dei nuovi prodotti entrati nel portafoglio *spirits* del Gruppo, che vale il 3,1%; il cambio sfavorevole ha eroso tuttavia la crescita della redditività in misura considerevole (8,4%).
La crescita organica del margine commerciale *spirits* del 2003 è quantificabile in circa € 20,0 milioni ed è stata generata principalmente da SKYY Vodka, ma anche da Campari, CampariSoda e Jägermeister; Campari Mixx percontro ha avuto un impatto particolarmente positivo sul margine lordo (in quanto a tale livello la redditività del *brand* è molto elevata), ma quasi nullo sul margine commerciale, come conseguenza degli elevati investimenti promozionali e pubblicitari sostenuti nella fase di lancio della marca.
La crescita esterna risulta determinata principalmente da *tequila* 1800 e, più marginalmente, da Aperol e dagli altri *spirits* Barbero.
Si rammenta che *tequila* 1800 è un *brand* caratterizzato da volumi elevati ma da una profittabilità limitata dal fatto di essere un prodotto di terzi, mentre gli *spirits* Barbero, che hanno al contrario una buona profittabilità, nel 2003 hanno portato un contributo modesto in quanto il loro ingresso nel perimetro del Gruppo è avvenuto nel mese di dicembre.

Redditività wines

	2003		2002		variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	99,0	100,0%	96,6	100,0%	2,5%
Margine lordo	44,2	44,6%	44,6	46,2%	–1,0%
Margine commerciale	11,3	11,5%	11,9	12,3%	–4,3%

Analisi della variazione % della redditività Wines	variazione in % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	2,5%	4,3%	–3,0%	1,2%
Margine lordo	–1,0%	3,4%	–4,7%	0,3%
Margine commerciale	–4,3%	5,7%	–8,8%	–1,2%

Nel 2003 gli *wines* hanno realizzato un margine commerciale di € 11,3 milioni pari al 11,5% delle vendite nette. Rispetto allo scorso anno il segmento evidenzia una flessione della redditività (4,3%), totalmente imputabile a effetti cambi negativi, che hanno inciso per un 8,8%; al lordo di detti effetti cambi il margine commerciale *wines* mostra una crescita del 5,7%.
La *performance* complessiva del segmento, in termini di redditività, risulta più penalizzata dai cambi rispetto agli *spirits* in quanto per gli *wines*, con l'eccezione di una limitata produzione in Brasile, i costi dei materiali e le spese di produzione sono interamente denominati in Euro.
Per quanto concerne la positiva variazione organica a cambi costanti, il *vermouth* Cinzano è il *brand* che ha contribuito più significativamente alla crescita della redditività degli *wines*.
Per contro gli spumanti Cinzano hanno avuto un andamento molto buono in Italia, dove la marca è in piena fase di rilancio ed è quindi supportata da consistenti investimenti promozionali e pubblicitari, mentre hanno avuto una flessione delle vendite in Germania, dove la marca, storicamente *leader*, ha un posizionamento di prezzo e una redditività molto elevati.
I vini Sella & Mosca infine, che hanno una marginalità molto buona, hanno registrato una lieve flessione delle vendite conseguente alla parziale indisponibilità di prodotto nell'ultima parte dell'anno.
La variazione di perimetro, peraltro assolutamente marginale nel 2003, si riferisce alle vendite di Mondoro e dei vini Barbero effettuate nel mese di dicembre.

Redditività soft drinks

	2003 € milioni	2003 incidenza % sulle vendite del segmento	2002 € milioni	2002 incidenza % sulle vendite del segmento	variazione in %
Vendite nette	140,3	100,0%	127,2	100,0%	10,2%
Margine lordo	63,1	45,0%	58,8	46,2%	7,3%
Margine commerciale	26,7	19,0%	24,2	19,0%	10,4%

Analisi della variazione % della redditività soft drinks	variazione in % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	10,2%	10,2%	0,0%	0,0%
Margine lordo	7,3%	7,3%	0,0%	0,0%
Margine commerciale	10,4%	10,4%	0,0%	0,0%

Il margine commerciale dei *soft drinks* è stato pari a € 26,7 milioni e ha evidenziato una crescita del 10,4%. La crescita della redditività riflette sostanzialmente la positiva evoluzione delle vendite, pari al 10,2%, ed è determinata anche da una stagione estiva particolarmente buona.
Il conto economico del segmento evidenzia due aspetti:

- il margine lordo cresce del 7,3%, in misura più contenuta rispetto alle vendite, per effetto della composizione delle vendite stesse: la *performance* del 2003 è stata infatti particolarmente positiva per i *soft drinks* propriamente detti (Lemonsoda, Oransoda, Pelmosoda, le acque minerali e Lipton Ice Tea), piuttosto che per l'aperitivo analcolico Crodino, che è caratterizzato da un margine più elevato;
- il margine commerciale evidenzia invece una crescita, anche lievemente superiore a quella delle vendite, per il positivo contenimento, in termini relativi, degli investimenti pubblicitari.

Redditività altre vendite

	2003 € milioni	2003 incidenza % sulle vendite del segmento	2002 € milioni	2002 incidenza % sulle vendite del segmento	variazione in %
Vendite nette	7,2	100,0%	10,1	100,0%	–28,7%
Margine lordo	1,4	20,1%	1,9	18,7%	–25,2%
Margine commerciale	1,4	19,1%	1,8	17,9%	–23,6%

Analisi della variazione % della redditività altre vendite	variazione in % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	–28,7%	–28,5%	–5,1%	4,9%
Margine lordo	–25,2%	–13,6%	–15,3%	3,7%
Margine commerciale	–25,7%	–9,8%	–16,0%	0,1%

Il segmento complementare altre vendite, nel corso del 2003 ha registrato una significativa contrazione delle vendite nette e della redditività, imputabili principalmente alla minore produzione per terzi realizzata in Italia e secondariamente all'impatto negativo della svalutazione del Real brasiliano.
Relativamente alle minori produzioni nazionali, è opportuno ricordare che in base agli accordi pattuiti con i terzi, il Gruppo ha percepito un contributo correlato ai piani di produzione inizialmente previsti, contributo

che, essendo rilevato nella voce del conto economico "altri ricavi operativi", non genera alcun impatto a livello del margine commerciale.
L'effetto di "variazione perimetro" è relativo alla produzione del *brand* Frangelico per conto del gruppo Cantrell & Cochrane; come per tutti gli altri prodotti Barbero, il Gruppo ha consolidato queste vendite per il solo mese di dicembre.

RENDICONTO FINANZIARIO RICLASSIFICATO

Nella tabella seguente viene presentato il rendiconto finanziario del Gruppo, espresso in forma sintetica e riclassificata, rispetto al prospetto riportato negli allegati di bilancio, al fine di meglio evidenziare i fatti più rilevanti che hanno avuto un impatto significativo sui flussi di cassa dell'esercizio.
In particolare:

- nella prima colonna viene esposto il rendiconto finanziario dell'esercizio 2003, comprensivo delle variazioni determinate dal consolidamento di Barbero 1891 S.p.A. e dall'acquisizione della quota di minoranza di Sella & Mosca S.p.A.,
- nella seconda colonna, relativa all'effetto perimetro, sono riportati i valori dello stato patrimoniale di apertura delle due società al momento del loro consolidamento nel corso del 2003 (valori principalmente relativi a Barbero 1891 S.p.A.),
- nella terza colonna viene proposto il rendiconto finanziario del 2003 a perimetro costante, che si ottiene nettizzando ogni voce dall'effetto distorsivo delle acquisizioni, cioè eliminando dalla prima colonna i valori della seconda: l'impatto netto complessivo delle acquisizioni viene quindi evidenziato nella voce "acquisizione di nuove controllate";
- nell'ultima colonna infine viene riproposto il rendiconto finanziario dell'esercizio 2002.

	31 dicembre 2003	Effetto variazione perimetro	31 dicembre 2003 a perimetro costante	31 dicembre 2002
Utile ante imposte	120,2		120,2	107,6
Ammortamenti	47,0		47,0	45,3
Plusvalenze da cessioni di immobilizzazioni	(34,4)		(34,4)	(5,7)
Altre voci (accantonamenti, utilizzi fondi, TFR)	13,8	8,0	5,8	(15,6)
Imposte di esercizio, differite e debiti fiscali	(37,2)		(37,2)	(27,1)
Altre variazioni, escluse variazioni di capitale circolante netto	8,9	3,6	5,3	(8,6)
Flusso di cassa generato da attività operative prima della variazione di capitale circolante netto	**118,3**	**11,6**	**106,7**	**95,9**
Capitale circolante netto	(43,1)	(12,3)	(30,8)	(3,2)
Flusso di cassa generato dalle attività operative	**75,2**	**(0,7)**	**75,9**	**92,7**
Acquisizione immobilizzazioni materiali	(36,1)	(7,7)	(28,4)	(56,2)
Variazione debiti fornitori Novi Ligure	(17,0)		(17,0)	17,0
Acquisizione immobilizzazioni immateriali	(7,6)	(0,2)	(7,4)	(2,0)
Proventi da cessioni di immobilizzazioni materiali	40,3		40,3	8,8
Flusso di cassa generato dalle attività di investimento	**(20,4)**	**(7,9)**	**(12,5)**	**(32,4)**
Free cash flow	**54,8**	**(8,6)**	**63,4**	**60,3**
Acquisizione di nuove controllate			(155,6)	(358,0)
Goodwill da nuove acquisizioni	(142,1)	(142,1)		
Altre attività di investimento	(5,2)	(5,5)	0,3	2,3
Dividendi	(24,7)		(24,7)	(24,7)
Flusso di cassa generato dalle altre attività	**(172,0)**	**(147,5)**	**(180,0)**	**(380,3)**
Differenze cambio e altri movimenti	18,9	0,5	18,4	24,6
Variazione posizione finanziaria netta	**(98,3)**	**(155,6)**	**(98,3)**	**(295,4)**

La gestione operativa, se considerata prima della variazioni intervenute nel capitale circolante netto, ha generato un flusso di cassa di € 106,7 milioni, superiore a quello del precedente esercizio, che era stato pari ad € 95,9 milioni.
La variazione di *operating working capital*, ovvero delle tre voci che determinano il circolante netto, ha avuto percontro un significativo impatto negativo sul rendiconto finanziario del 2003, quantificabile in € 30,8 milioni.
Tale variazione è imputabile principalmente all'aumento dei crediti verso clienti, più che proporzionale allo sviluppo delle vendite dell'esercizio; anche la riduzione del debito verso fornitori ha avuto un impatto negativo sul *cash flow*, peraltro in questo caso maggiormente riconducibile a situazioni puntuali di fine anno.
È opportuno ricordare che la variazione di *operating working capital* non tiene conto dell'effetto cambio positivo (€ 4,1 milioni nel 2003 ed € 23,4 milioni nel 2002), evidenziato separatamente nella voce "differenze cambio e altri movimenti", nonché della forte riduzione dei debiti verso i fornitori relativa all'investimento per il nuovo stabilimento di Novi Ligure.
Tale importo, pari a € 17 milioni al 31 dicembre 2002, pagato ad inizio 2003, è stato riclassificato dai debiti verso fornitori ai flussi d'investimento.
Il flusso di cassa complessivamente generato dall'attività operativa, nel 2003 risulta pertanto essere di € 75,9 milioni, inferiore rispetto al precedente esercizio in cui era € 92,7 milioni.
Le attività di investimento hanno assorbito risorse nette per € 12,5 milioni, sensibilmente più contenute rispetto al 2002 in cui gli investimenti avevano assorbito € 32,4 milioni.
Tra le componenti del flusso di cassa delle attività di investimento si evidenziano, oltre ai fornitori relativi a Novi Ligure, pari a € 17,0 milioni, anche proventi da dismissioni, pari a € 40,3 milioni, principalmente relativi alla vendita dell'immobile di via Turati in Milano.
Il combinato effetto di un *cash flow* operativo più contenuto e di minori uscite nette per le attività di investimento, ha determinato un incremento del *free cash flow* generato dal Gruppo, che è passato da € 60,3 milioni, realizzati nel precedente esercizio, a € 63,4 milioni del 2003.
Le acquisizioni hanno assorbito risorse complessive per € 155,6 milioni mentre il dividendo pagato nell'esercizio è stato di € 24,7 milioni; si ricorda che l'acquisizione Barbero ha comportato un'uscita di cassa di € 147,1 milioni, al netto della liquidità acquisita al momento del *closing*, mentre l'acquisto della partecipazione di minoranza di Sella & Mosca S.p.A. ha comportato un investimento di € 8,5 milioni.
Nel rendiconto finanziario sopra esposto non sono stati considerati i flussi finanziari relativi alle variazioni di indebitamento, a breve e a lungo termine, e di investimento in titoli negoziabili: conseguentemente la variazione finale, ovvero la somma di tutti i flussi di cassa dell'esercizio sopra analizzati, corrisponde alla variazione della posizione finanziaria netta del Gruppo, che nel 2003 è stata negativa per € 98,3 milioni.

POSIZIONE FINANZIARIA NETTA

La posizione finanziaria netta del Gruppo al 31 dicembre 2003 evidenzia un indebitamento netto di € 297,1 milioni, in aumento rispetto alla chiusura dell'esercizio precedente, in cui era pari a € 198,8 milioni.
La composizione della posizione finanziaria netta è la seguente:

€ milioni	31 dicembre 2003	31 dicembre 2002	variazioni
Cassa e disponibilità presso banche	133,6	103,5	30,1
Titoli a breve negoziabili	1,9	4,2	(2,3)
Indebitamento verso banche	(30,1)	(120,2)	90,1
Indebitamento per *leasing* immobiliare	0,0	(2,0)	2,0
Interessi su *private placement*	(4,4)	(3,3)	(1,1)
Posizione finanziaria netta a breve termine	**101,0**	**(17,8)**	**118,8**
Debiti verso banche	(3,9)	(4,9)	1,0
Indebitamento per *leasing* immobiliare	0,0	(11,4)	11,4
Debiti obbligazionari	(258,0)	0,0	(258,0)
Private placement	(134,6)	(163,1)	28,5
Altri debiti finanziari	(1,6)	(1,6)	0,0
Posizione finanziaria netta a medio-lungo termine	**(398,1)**	**(181,0)**	**(217,1)**
Posizione finanziaria netta	**(297,1)**	**(198,8)**	**(98,3)**

Come già evidenziato, tale posizione finanziaria non include le azioni proprie detenute dalla Capogruppo e iscritte tra le immobilizzazioni finanziarie al costo di acquisto, pari a € 31 milioni.
L'indebitamento netto, che aumenta di € 98,3 milioni rispetto al 31 dicembre 2002, recepisce positivamente l'impatto della svalutazione del Dollaro USA che, al cambio del 31 dicembre 2003, consente una riduzione del controvalore del debito a lungo termine di Redire, Inc. di € 28,5 milioni rispetto al 31 dicembre 2002.
L'aumento, rispetto al 2002, della quota a medio-lungo termine dell'indebitamento è conseguente al prestito obbligazionario emesso dalla Capogruppo nel corso dell'esercizio, commentato al paragrafo "eventi significativi" della presente relazione.
Il prestito ha permesso la raccolta di US$ 300 milioni, parzialmente utilizzati per l'acquisizione di Barbero 1891 S.p.A.
Inoltre, nel corso del mese di luglio, la stessa Capogruppo ha riscattato anticipatamente l'immobile di Via Filippo Turati in Milano, precedentemente oggetto di un contratto di *leasing* finanziario scadente nel 2006. Sono stati pertanto estinti i debiti ad esso collegati in essere al 31 dicembre 2002.
È opportuno ricordare che l'acquisizione Barbero (€ 147,1 milioni) è stata realizzata nel mese di dicembre 2003, di conseguenza l'operazione, che ha avuto un impatto significativo sulla posizione finanziaria netta al 31 dicembre 2003, ha avuto un effetto più contenuto sulla posizione finanziaria netta media dell'esercizio.
Infine, si segnala che il consolidamento integrale di Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile Immobiliaire du Domaine de la Margue, controllate da Sella & Mosca S.p.A., avrebbe comportato un peggioramento della situazione finanziaria del Gruppo al 31 dicembre 2003 di € 0,9 milioni.

SITUAZIONE PATRIMONIALE

La tabella che segue riporta la situazione patrimoniale consolidata riclassificata al fine di dare evidenza alle fonti di finanziamento utilizzate dal Gruppo e agli impieghi a cui sono state destinate.
Si segnala che i crediti e i debiti commerciali verso le società collegate, sono stati classificati nel capitale circolante netto (rispettivamente nei crediti verso clienti e nei debiti verso fornitori); poiché nel precedente esercizio tale voci, seguendo un'impostazione civilistica, erano stati classificati nelle altre attività e passività a breve, anche i dati al 31 dicembre 2002 sono stati riclassificati in modo omogeneo.
Per una più dettagliata analisi delle principali voci dello stato patrimoniale consolidato si rinvia ai commenti esposti in nota integrativa.

	31 dicembre 2003	31 dicembre 2002	Variazione totale
Rimanenze	106,4	94,9	11,5
Crediti verso clienti	174,2	137,7	36,5
Debiti verso fornitori	(127,6)	(135,5)	7,9
Capitale circolante netto	**153,0**	**97,1**	**55,9**
Altre attività e passività a breve	(34,1)	(15,0)	(19,1)
Capitale di funzionamento	**118,9**	**82,1**	**36,8**
Trattamento di fine rapporto	(15,6)	(13,1)	(2,5)
Saldo netto imposte anticipate e differite	(0,2)	0,6	(0,8)
Altre passività non correnti	(21,8)	(22,5)	0,7
Totale altre passività nette	**(37,6)**	**(35,0)**	**(2,6)**
Immobilizzazioni materiali nette	152,4	144,2	8,2
Immobilizzazioni immateriali	571,6	453,2	118,4
Immobilizzazioni finanziarie	44,7	43,2	1,4
Totale immobilizzato	**768,7**	**640,6**	**128,0**
Capitale investito	**(850,0)**	**687,7**	**162,2**
Patrimonio netto di Gruppo	(548,2)	(478,9)	(69,3)
Patrimonio netto di terzi	(4,7)	(10,0)	5,3
Posizione finanziaria netta	(297,1)	(198,8)	(98,3)
Fonti di finanziamento	**(850,0)**	**(687,7)**	**(162,3)**

La struttura patrimoniale del Gruppo al 31 dicembre 2003 è caratterizzata da un capitale investito netto di € 850,0 milioni, a fronte di un patrimonio netto di Gruppo di € 548,2 milioni e di un indebitamento finanziario netto di € 297,1 milioni.
Il capitale investito è aumentato di € 162,2 milioni nel corso del periodo, principalmente per effetto delle variazioni intervenute nell'area di consolidamento a seguito dell'acquisizione di Barbero 1891 S.p.A.
Tale investimento ha modificato la struttura finanziaria del Gruppo, determinando un incremento del rapporto tra indebitamento finanziario netto e patrimonio netto del Gruppo, che passa dal 41,5% di fine 2002 al 54,2% del 31 dicembre 2003 .
Relativamente alle variazioni delle voci principali, è opportuno evidenziare che:

- la variazione di capitale circolante netto sopra esposta, pari a € 55,9 milioni, non è confrontabile con la voce riclassificata, precedentemente presentata e commentata nel rendiconto finanziario, pari a € 30,8 milioni, in quanto quest'ultima recepisce le seguenti tre variazioni: in diminuzione, il capitale circolante netto di apertura di Barbero 1891 S.p.A., per € 12,3 milioni, e il debito fornitori di Novi Ligure di fine 2002, per € 17,0 milioni; in positivo, l'effetto cambio sul circolante, pari a € 4,1 milioni.

- le altre attività e passività a breve evidenziano un saldo netto negativo, che aumenta di € 19,1 milioni per l'effetto dell'aumento dei debiti per imposte di alcune società del Gruppo; tale movimento è relativo in particolare all'aumento del carico fiscale delle società italiane e alla tassazione della plusvalenza sulla vendita dell'immobile di Via Filippo Turati in Milano;
- le immobilizzazioni materiali nette, non variano sensibilmente, in quanto gli investimenti dell'esercizio, pari a € 28,4 milioni, vengono compensati dagli ammortamenti e dalle cessioni e svalutazioni;
- le immobilizzazioni immateriali recepiscono, oltre agli ammortamenti del periodo per € 31,6 milioni, un incremento per effetto sia degli investimenti dell'esercizio per € 7,5 milioni, che del *goodwill* relativo all'acquisizione Barbero, per € 138,4 milioni, e all'acquisto della quota residua di Sella & Mosca S.p.A., pari a € 3,7 milioni.
- le immobilizzazioni finanziarie che, si ricorda, includono in entrambi i periodi posti a confronto € 31 milioni di azioni proprie, si movimentano principalmente per l'adeguamento del valore delle partecipazioni consolidate con il metodo del patrimonio netto,
- il patrimonio netto del Gruppo aumenta di € 69,3 milioni rispetto all'esercizio precedente e recepisce, oltre all'effetto negativo della distribuzione di dividendi da parte della Capogruppo, per € 24,7 milioni, gli effetti positivi dell'utile del periodo per € 79,8 milioni e delle differenze cambio derivanti dalla conversione dei patrimoni netti delle società controllate;
- il patrimonio netto di terzi si riduce di € 5,3 milioni per l'acquisizione da parte del Gruppo della quota residua di Sella & Mosca S.p.A., più sopra commentata.

INVESTIMENTI

Gli investimenti del periodo in immobilizzazioni materiali e immateriali sono ammontati a € 35,8 milioni, al netto degli incrementi derivanti dalle acquisizioni di Barbero 1891 S.p.A. e della quota residua di Sella & Mosca S.p.A. effettuate nel periodo.
In particolare, gli investimenti in immobilizzazioni materiali sono stati pari a € 28,4 milioni e si riferiscono per € 17,3 milioni al completamento dello stabilimento di Novi Ligure, che a fine esercizio rappresenta un investimento complessivo di € 51,7 milioni.
Inoltre Sella & Mosca S.p.A. ha realizzato investimenti per € 3,2 milioni principalmente in impianti di vigneto, macchine agricole e impianti e macchinari industriali, mentre la Skyy Spirits, LLC ha investito circa € 4,2 milioni per impianti, macchinari e attrezzature industriali e per la sistemazione dei nuovi uffici della società.
Gli altri investimenti riguardano le altre società del Gruppo, principalmente per impianti e macchinari e altri beni quali macchine e apparecchiature elettroniche.
Le immobilizzazioni immateriali, oltre a investimenti in *software* e licenze SAP per € 2,0 milioni, includono € 0,9 milioni relativi all'acquisizione a fine esercizio di marchi da parte di N. Kaloyiannis Bros. A.E.B.E., collegati all'acquisizione della società greca Coutsicos S.A. avvenuta all'inizio del 2004; inoltre comprendono le spese sostenute dalla Capogruppo per l'emissione del prestito obbligazionario avvenuto nel corso dell'esercizio per € 1,8 milioni e le spese sostenute da società controllate per aumento del capitale sociale, per € 2,4 milioni.

ATTIVITÀ DI RICERCA E SVILUPPO

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

CORPORATE GOVERNANCE

Si rimanda alla relazione annuale del Consiglio di Amministrazione *sulla Corporate Governance*, allegata al presente bilancio consolidato.

ALTRE INFORMAZIONI

La Capogruppo

Il bilancio dell'esercizio 2003 di Davide Campari-Milano S.p.A. evidenzia un utile pari a € 21,0 milioni dopo accantonamenti per imposte per € 8,2 milioni, ammortamenti e svalutazioni per € 4,0 milioni e accantonamenti a fondi rischi per € 0,07 milioni rispetto a un utile di € 134,3 milioni realizzato nell'esercizio precedente.
I dati economici più significativi del 2003 confrontati con quelli dell'esercizio precedente, sono di seguito riportati:

€ milioni	31 dicembre 2003	31 dicembre 2002
Valore della produzione	102,7	102,8
Costi della produzione	(93,8)	(88,8)
Differenza tra valore e costi della produzione	**8,9**	**14,0**
Totale proventi e oneri finanziari	(1,8)	103,9
Totale delle partite straordinarie	22,1	17,7
Risultato prima delle imposte	**29,2**	**135,6**
Imposte sul reddito d'esercizio	(8,2)	(1,3)
Risultato di esercizio	**21,0**	**134,3**

I principali fattori che hanno caratterizzato i risultati economici dell'anno, possono essere così sintetizzati:

- l'utile netto dell'esercizio evidenzia una flessione significativa, rispetto a quello del 2002, principalmente imputabile ai minori dividendi percepiti dalle società controllate: l'utile del 2003 è stato infatti pari a € 21,0 milioni e la gestione finanziaria, che presenta un saldo negativo di € 1,8 milioni, include dividendi per € 1,2 milioni; lo scorso anno, l'utile di esercizio era pari a € 134,3 e il saldo di proventi ed oneri finanziari era largamente positivo, € 103,9 milioni, in quanto beneficiava di dividendi percepiti dalle controllate per € 106,5 milioni;
- il risultato della gestione operativa 2003, pari a € 8,9 milioni, è in flessione rispetto allo scorso anno, in quanto, a fronte di un valore della produzione complessivamente in linea con l'esercizio precedente, ha scontato un incremento dei costi di produzione; questo è stato determinato dall'aumento dei costi di alcune materie prime e, più significativamente, dall'aumento dei costi per servizi, riconducibile agli oneri relativi alle operazioni straordinarie avvenute nell'esercizio;
- i proventi e oneri straordinari, pari a € 22,1 milioni, hanno beneficiato in modo significativo della plusvalenza realizzata sulla cessione dell'immobile di Via Turati in Milano;
- infine, sui maggiori oneri per imposte, pari a € 8,2 milioni, ha inciso la riduzione degli effetti positivi sull'aliquota Irpeg di cui la società aveva beneficiato negli esercizi precedenti, ai sensi dell'agevolazione prevista dal D. Lgs. 466 del 18 dicembre 1997, Dual Income Tax, spettante alle società neo-quotate, sterilizzata a seguito degli interventi normativi introdotti con la L.383/2001.

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale relative agli ultimi due esercizi:

€ milioni	31 dicembre 2003	31 dicembre 2002
Totale immobilizzazioni	927,4	487,4
Totale attivo circolante	74,3	66,3
Totale ratei e risconti	5,0	3,4
Totale attivo	**1.006,7**	**557,1**
Totale patrimonio netto	**344,9**	**348,6**
Totale fondi per rischi e oneri	8,2	6,3
Trattamento Fine Rapporto	5,5	5,5
Totale debiti	633,0	196,6
Totale ratei e risconti	15,1	0,1
Totale passivo	**1.006,7**	**557,1**

La tavola evidenzia il significativo incremento delle immobilizzazioni finanziarie, riconducibile alle acquisizioni di partecipazioni avvenute nel corso dell'esercizio, nonché l'aumento dell'indebitamento derivante dalla maggior esposizione finanziaria, conseguente alla raccolta di capitale di debito per finanziare i progetti di sviluppo del Gruppo.
La posizione finanziaria netta al 31 dicembre 2003 raffrontata con quella dell'esercizio precedente, viene di seguito evidenziata:

€ milioni	31 dicembre 2003	31 dicembre 2002
Cassa e disponibilità presso banche	22,4	1,0
Indebitamento verso banche	(24,0)	(118,4)
Debiti verso obbligazionisti	(258,0)	0
Saldo crediti e debiti finanziari *intercompany*	(304,3)	(22,8)
Posizione finanziaria netta	**(563,9)**	**(140,2)**

Campari in borsa

Azioni e Azionisti

Il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 suddiviso in 29.040.000 azioni del valore nominale di € 1,00 ciascuna. Alla data del 31 dicembre 2003, i principali azionisti risultano essere:

Azionista (1)	Numero di azioni ordinarie	% di possesso
Alicros S.r.l.	14.809.600	50,997%
Morgan Stanley Investment Management Ltd. (2)	1.616.076	5,565%
Davide Campari-Milano S.p.A.(3)	1.000.000	3,443%

(1) *Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'art. 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.*
(2) *In base a comunicazioni ai sensi dell'articolo 117 del Regolamento Consob 11971/99.*
(3) *Acquisto di azioni proprie finalizzate a servire il piano di* stock option.

Andamento della quotazione

Nel corso del 2003, il titolo Campari ha registrato un incremento in termini assoluti del 28,2% rispetto al prezzo di chiusura al 31 dicembre 2002 e una *performance* relativa positiva del 14,3% rispetto all'indice di mercato (Mibtel), del 1,1% rispetto all'indice relativo alle società di media capitalizzazione (Midex) e del 29,6% rispetto all'indice di settore (FTSE 300 Eurotop Beverages).
La trattazione al MTA (Mercato Telematico Azionario) delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,3 milioni e un volume medio giornaliero di 37.894 azioni.
Al 31 dicembre 2003 la capitalizzazione di borsa risulta pari a € 1.117 milioni.
Con riferimento all'indice Midex, si precisa che a partire dal prossimo 22 marzo, le azioni Campari non saranno più incluse nell'indice di cui erano entrate a far parte il 30 gennaio 2003.
Conseguentemente, le azioni non saranno più negoziate sul Mercato After Hours (TAH) organizzato e gestito da Borsa Italiana S.p.A.

Andamento del titolo Campari da gennaio 2003 a oggi


42
40
38
36
34
32
30
28
26
24
22
20
Prezzo azione Campari (Euro)
200
180
160
140
120
100
80
60
40
20
-
Quantità scambiate (migliaia di azioni)
gen-03 gen-03 feb-03 mar-03 apr-03 mag-03 giu-03 lug-03 ago-03 set-03 ott-03 nov-03 dic-03 gen-03 feb-03 mar-03
Campari Q.tà scambiate
Campari (prezzo azione)
Midex (relativo)
Mibtel (relativo)
FTSE 300 Eurotop Beverages (relativo)

Fonte: Bloomberg

Dati azionari		2003	2002	2001 (2)
Prezzo al 31 dicembre(1)	€	38,46	30,00	26,37
Prezzo massimo(1)	€	38,48	37,77	31,00
Prezzo minimo(1)	€	27,41	25,28	21,84
Prezzo medio(1)	€	33,02	31,63	27,16
Capitalizzazione borsistica(1)	€ migliaia	1.116.878	871.200	765.785
Controvalore medio giornaliero	€ migliaia	1.261	1.695	2.066
Volume medio giornaliero	Numero di azioni	37.894	53.093	72.375

Fonte: Bloomberg

(1) Prezzo di chiusura.
(2) Initial Public Offering avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.

Indici di borsa

- *Price / book value*

Il patrimonio netto in rapporto alle azioni in circolazione si attesta a € 18,88 a fine 2003 rispetto a € 16,51 di fine 2002.
Sulla base delle quotazioni di fine periodo il *price / book value* è pari a 2,04, contro il 1,82 dell'anno precedente.

	2003	2002	2001
Prezzo del titolo al 31 dicembre (€)	38,46	30,00	26,37
Patrimonio netto per azione (€)	18,88	16,51	14,82
Price / book value	2,04	1,82	1,78

- *EPS (earnings per share) e P/E (price earnings ratio)*

L'utile per azione del 2003 è pari a € 2,75, contro € 2,98 dell'esercizio precedente. Il P/E, sulla base del prezzo di fine esercizio, è pari a 14,0 rispetto a 10,1 di fine 2002.

	2003	2002	2001
Prezzo del titolo al 31 dicembre (€)	38,46	30,00	26,37
Utile per azione (EPS) (€)	2,75	2,98	2,18
P/E	14,0	10,1	12,1

Sulla base dell'utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, l'utile per azione rettificato del 2003 risulta pari a € 3,73, mentre il P/E rettificato è pari a 10,32.

	2003	2002	2001
Prezzo del titolo al 31 dicembre (€)	38,46	30,00	26,37
Utile per azione rettificato (EPS rettificato) (€) (1)	3,73	3,94	2,58
P/E rettificato (1)	10,32	7,6	10,2

(1) Utile netto prima dell'ammortamento dell'avviamento e dei marchi

- *Payout ratio*

Il *payout ratio* è pari al 30,9% nel 2003.

	2003	2002	2001
Dividendo per azione (€)	0,88 (1)	0,88	0,88
Dividendo complessivo (2) (€ milioni)	24,7	24,7	24,7
Utile di esercizio del Gruppo (€ milioni)	79,8	86,7	63,4
Payout ratio	30,9%	28,5%	38,9%

(1) *Per il 2003, dividendo proposto*
(2) *Nel 2001, 2002 e 2003, hanno diritto al godimento del dividendo 28.040.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 1.000.000 azioni proprie*

- *Dividend yield*

Il dividendo garantisce un rendimento, in rapporto al prezzo dell'azione a fine 2003, del 2,3%.

	2003	2002	2001
Dividendo per azione (€)	0,88 (1)	0,88	0,88
Prezzo del titolo al 31 dicembre (€)	38,46	30,00	26,37
Dividendo / Prezzo	2,3%	2,9%	3,3%

(1) Per il 2003, dividendo proposto

Possesso e acquisto di azioni proprie e della controllante

La Capogruppo possiede 1.000.000 di azioni proprie del valore nominale di € 1, la cui parte di capitale corrispondente è pari a € 1.000.000, il 3,4% circa del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock options*.
Nel corso del periodo e fino alla data della presente relazione non sono state detenute, né direttamente né indirettamente, azioni o quote della controllante.

Rapporti con società controllate non consolidate, controllanti e loro controllate

Ai sensi dell'articolo 2428 cod. civ. e delle comunicazioni Consob 97001574 del 20 febbraio 1997 e 98015375 del 27 febbraio 1998, vengono di seguito indicati tutti i rapporti del Gruppo con imprese controllate non incluse nell'area di consolidamento, nonché con società collegate, controllanti e imprese sottoposte al controllo di queste ultime.
Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.

Principali partite economiche dell'esercizio chiuso al 31 dicembre 2003:

Voce di bilancio	*€ ML*	*Descrizione delle operazioni*
Ricavi delle vendite	14,3	Ricavi delle vendite alle collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per fornitura prodotti da parte di Campari International S.A.M.
	0,04	Ricavi delle vendite di Sella & Mosca S.p.A. a Qingdao Sella & Mosca Winery Co. Ltd., controllata consolidata con il metodo del patrimonio netto.
Altri ricavi e proventi	0,09	Canoni di affitto in relazione ai contratti di sublocazione per uso uffici aventi oggetto parte degli immobili di via Bonaventura Cavalieri 4, 20121 Milano e di Via Filippo Turati 25, 20121 Milano, stipulati rispettivamente tra la Capogruppo e la controllante Alicros S.r.l. e tra la Capogruppo e la collegata Longhi & Associati S.r.l.
	0,4	Ricavi diversi di Campari Italia S.p.A. verso la collegata Longhi & Associati S.r.l.
Costi per acquisto prodotti	0,02	Costi di acquisto di prodotti da parte di Sella & Mosca S.p.A. dalla controllata consolidata con il metodo del patrimonio netto Société Civile Immobiliare du Domaine de Lamargue.
Costi per servizi	6,0	Costi per attività promozionale e pubblicitaria sostenuti dalle collegate M.C.S. S.c.a.r.l. e International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. e riaddebitati a Campari International S.A.M.
	0,6	Commissioni di acquisto di mezzi pubblicitari addebitate a Campari Italia S.p.A. dalla collegata Longhi & Associati S.r.l.
Proventi finanziari	0,1	Interessi attivi di competenza di Campari Finance Teoranta relativamente al prestito in essere nei confronti della controllata consolidata con il metodo del patrimonio netto Société Civile Immobiliaire du Domaine de la Margue e verso la collegata Fior Brands Ltd.

Principali partite patrimoniali al 31 dicembre 2003:

Voce di bilancio	€ ML	Descrizione delle operazioni
Crediti verso collegate	9,7	Includono: – crediti di Campari International S.A.M. verso le collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per i rapporti commerciali di cui sopra; – crediti di Campari Finance Teoranta verso la collegata Fior Brands Ltd. per un finanziamento di GBP 1 milioni.
Crediti verso controllate escluse dall'area di consolidamento	2,0	Finanziamento di Campari Finance Teoranta verso la controllata consolidata con il metodo del patrimonio netto Société Civile Immobiliare du Domaine de Lamargue per € 1,9 milioni e crediti commerciali di Sella & Mosca S.p.A. verso le controllate consolidate con il metodo del patrimonio netto Qingdao Sella & Mosca Winery Co. Ltd.e Société Civile Immobiliare du Domaine de Lamargue.
Crediti verso controllante	0,006	Crediti della Capogruppo verso la controllante Alicros S.r.l per vendita autovettura
Debiti verso collegate	2,6	Debiti di Campari International S.A.M. verso le collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per i rapporti commerciali di cui sopra.

Si segnala che, i contratti di affitto in essere con la controllante Alicros S.r.l. e la collegata Longhi & Associati S.r.l. sono stati estinti in seguito alla cessione da parte della Capogruppo dell'immobile di Via Filippo Turati, nel cui contratto di vendita è rientrata la cessione del fabbricato di Via Bonaventura Cavalieri nel quale si trovava l'unità immobiliare concessa in affitto alla controllante Alicros S.r.l.
Si segnala inoltre la cessione, nel corso dell'esercizio, di un'autovettura della Capogruppo alla controllante Alicros S:r.l per un valore di € 0,006 milioni.
Non vi sono state altre operazioni con parti correlate nel corso dell'esercizio.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Acquisto della società greca Coutsicos

Nel mese di gennaio 2004, N. Kaloyiannis Bros A.E.B.E. ha acquistato la proprietà di una società greca, Coutsicos S.A., con sede a Piraeus e stabilimento a Volos.
Il valore complessivo dell'operazione è di € 2,8 milioni e include una parte di marchi già acquisiti nel mese di dicembre 2003.
La società in questione possiede uno stabilimento di produzione che sarà utilizzato dal Gruppo per la produzione di Ouzo 12, attualmente imbottigliato presso terzi.

Vendita di Sovinac S.A.

Nel corso del mese di marzo 2004, la società Sovinac S.A., detenuta al 100% dal Gruppo, è stata ceduta a terzi per € 1,0 milioni.
La cessione non comporta alcun effetto in bilancio consolidato.

Proseguimento del programma di razionalizzazione della struttura del Gruppo

I consigli di amministrazione di S.A.M.O. S.p.A. e di Campari Italia S.p.A., società detenute interamente da Campari-Crodo S.p.A., hanno approvato, rispettivamente il 15 marzo 2004 e il 16 marzo 2004, il progetto di fusione per incorporazione di S.A.M.O. S.p.A. in Campari Italia S.p.A.

Il progetto di fusione sarà quindi sottoposto a delibera da parte delle assemblee dei soci di entrambe le società in data 19 aprile 2004.
Inoltre, come già citato negli eventi dell'esercizio, a seguito della cessione nel corso del 2003 di Campari-Crodo S.p.A. alla Capogruppo, il consiglio di amministrazione di Campari-Crodo S.p.A. ha approvato il progetto di fusione per incorporazione della società in Davide Campari-Milano S.p.A.
Successivamente, il consiglio di amministrazione di quest'ultima approverà lo stesso progetto di fusione, che sarà quindi sottoposto a delibera da parte delle relative assemblee dei soci.

Lancio di SKYY Melon e SKYY Sport negli Stati Uniti

Nel corso del primo trimestre 2004, il Gruppo, tramite Skyy Spirits, LLC, ha annunciato il lancio di un'ulteriore *line extension* di SKYY Vodka (oltre alle già esistenti SKYY Citrus, SKYY Berry, SKYY Spiced e SKYY Vanilla).
Si tratta di SKYY Melon, che rafforza il posizionamento della società nel segmento *premium*, in particolare delle *flavoured* vodka.
Inoltre, sempre nei primi mesi dell'esercizio, è stata annunciata l'introduzione sul mercato di SKYY Sport, un nuovo *ready-to-drink* a basso contenuto di carboidrati.
SKYY Sport è prodotto e distribuito da SABMiller analogamente a SKYY Blue, il *ready-to -drink* lanciato nel 2002.

Lancio di Campari Mixx Lime e Campari Mixx Peach

Nel 2004, il Gruppo, al fine di arricchire la propria gamma di offerta nei *ready-to-drink*, ha lanciato in Italia Campari Mixx Peach e Campari Mixx Lime, le nuove versioni al gusto di pesca dolce e di fresco *lime*.
Tali bevande, a bassa gradazione alcolica, frizzanti e rinfrescanti, si vanno ad aggiungere alle due versioni già presenti sul mercato, Campari Mixx e Campari Mixx Orange.

Evoluzione prevedibile della gestione

Le previsioni per il 2004, da poco iniziato, sono in generale orientate a una doverosa cautela.
In Italia, la situazione di sostanziale solidità e dinamismo di tutti i principali *brand* del Gruppo deve essere correttamente inquadrata in un contesto macroeconomico sempre più sfavorevole, dove il clima di fiducia delle famiglie e la conseguente propensione al consumo, nei primi due mesi dell'anno hanno toccato i livelli più bassi dell'ultimo triennio.
Oltre a ciò, relativamente al mercato degli *spirits*, è innegabile che l'incremento delle accise (+13%), avvenuto nel gennaio 2004 e interamente trasferito sui prezzi al consumo, avrà un impatto non trascurabile sulle vendite.
Il *business* italiano del Gruppo beneficerà percontro positivamente dell'apporto di Aperol e degli altri marchi di Barbero 1891 S.p.A., acquisita a dicembre 2003.
Per quanto riguarda i principali altri paesi europei, il contesto macroeconomico si presenta molto simile a quello italiano.
Fortunatamente, nel principale mercato europeo del Gruppo, ovvero la Germania, che ha più di altri sofferto il ciclo congiunturale negativo, dalla seconda metà del 2003 si è manifestata una chiara inversione di tendenza.
In Europa ed in Germania in particolare, le vendite del Gruppo del 2004 subiranno inoltre l'impatto negativo di provvedimenti fiscali che hanno colpito la categoria dei *ready-to-drink*: il Gruppo ha infatti deciso di abbandonare i progetti di sviluppo per Campari Mixx nei mercati toccati da questi inasprimenti fiscali.

Per quanto concerne Stati Uniti e Brasile, a parte qualsiasi considerazione sulla possibile evoluzione dei tassi di cambio, che peraltro appaiono a oggi indirizzati verso un progressivo indebolimento nei confronti dell'Euro, si presentano due situazioni differenti.
Negli Stati Uniti, ove il contesto macroeconomico risulta ancora difficilmente decifrabile, anche alla luce della consueta incertezza data dalla scadenza elettorale, i rischi maggiori per Skyy Spirits, LLC e per SKYY Vodka vengono dal crescente affollamento, e conseguente aumento della pressione competitiva, all'interno del mercato della *vodka*, ed in particolare proprio nel segmento *premium*, in cui si colloca il *brand* del Gruppo.
In Brasile invece, l'evoluzione del *business* di Campari do Brasil Ltda. resta, come ampiamente dimostrato anche nell'ultimo anno, indissolubilmente legata all'andamento dell'economia locale ed in particolare all'evoluzione dell'inflazione e dei tassi d'interesse.
A partire dalla seconda metà del 2004 verranno meno i diritti di licenza di terzi relativi al marchio Cynar per il mercato brasiliano; conseguentemente il *brand*, che in Brasile gode di una posizione di *leadership* nella sua categoria e sviluppa volumi molto importanti, sarà prodotto e distribuito localmente dal Gruppo tramite Campari do Brasil Ltda.

ALLEGATI

STATO PATRIMONIALE RICLASSIFICATO

(€ migliaia)	31 dicembre 2003	31 dicembre 2002
Attività		
Attività correnti		
Cassa e banche	133.583	103.480
Titoli negoziabili	1.910	4.235
Crediti finanziari; quota a breve	781	246
Crediti verso clienti, al netto del fondi svalutazione e dei premi di fine anno (*)	174.238	137.667
Crediti verso collegate (*)	1.806	1.557
Anticipi a fornitori	8.215	9.578
Crediti verso l'erario	9.893	12.788
Imposte anticipate	15.792	10.152
Rimanenze	106.363	94.860
Altre attività correnti	18.942	9.892
Totale attività correnti	**471.523**	**384.455**
Immobilizzazioni materiali nette	152.427	144.238
Avviamento, al netto dell'ammortamento	552.198	437.260
Altre immobilizzazioni immateriali, al netto dell'ammortamento	19.379	15.980
Partecipazioni	7.822	8.674
Azioni proprie	31.000	31.000
Altre attività	5.771	3.539
Totale attività non correnti	**768.597**	**640.691**
Totale attività	**1.240.120**	**1.025.146**
Passività e patrimonio netto		
Passività correnti		
Debiti verso banche	30.112	120.107
Leasing immobiliare, quota corrente		2.024
Debiti verso altri finanziatori	1	
Debiti verso fornitori (*)	127.580	135.501
Anticipi da clienti	116	130
Provvigioni passive	1.706	1.591
Imposte sul reddito	14.186	5.509
Debiti verso l'erario	18.737	15.834
Contributi previdenziali	4.437	4.405
Dipendenti	8.818	6.193
Depositi da clienti per imballaggi	4.234	6.748
Altre passività correnti	25.895	12.017
Totale passività correnti	**235.822**	**310.059**
Trattamento di fine rapporto	15.628	13.137
Debiti verso banche	3.863	4.923
Leasing immobiliare, meno quota corrente	0	11.361
Debiti verso obbligazionisti	257.954	–
Private placement	134.600	163.116
Debiti verso altri finanziatori (non correnti)	1.625	1.625
Debiti verso l'Erario non correnti	2.018	5.143
Imposte differite	15.979	9.566
Altre passività non correnti	19.752	17.326
Interessi di minoranza	4.668	9.984
Totale passività non correnti	**456.087**	**236.181**
Patrimonio netto		
Capitale	29.040	29.040
Riserve	519.171	449.866
Totale patrimonio netto	**548.211**	**478.906**
Totale passività e patrimonio netto	**1.240.120**	**1.025.146**

(*) *Si segnala che, nel 2003, i crediti e debiti verso società collegate di natura commerciale sono stati riclassificati rispettivamente nei crediti verso clienti e nei debiti verso fornitori; per omogeneità sono stati ugualmente riclassificati i dati del 2002 posti a confronto.*

CONTO ECONOMICO RICLASSIFICATO

(€ migliaia)	31 dicembre 2003	31 dicembre 2002
Vendite nette	714.148	660.615
Costo dei materiali	(256.330)	(230.379)
Costi di produzione	(44.907)	(45.940)
Totale costo del venduto	(301.237)	(276.319)
Margine lordo	**412.911**	**384.296**
Pubblicità e promozioni	(143.748)	(130.812)
Costi di vendita e distribuzione	(76.077)	(72.673)
Margine commerciale	**193.086**	**180.811**
Spese generali e amministrative	(46.851)	(43.348)
Altri ricavi operativi	6.912	5.779
Ammortamento avviamento e marchi	(28.458)	(27.766)
Risultato operativo = EBIT prima dei costi non ricorrenti	**124.689**	**115.476**
Costi non ricorrenti	(2.477)	(809)
Risultato operativo = EBIT	**122.212**	**114.667**
Proventi (oneri) finanziari netti	(8.843)	(6.076)
Utili (perdite) su cambi netti	1.622	8.163
Altri proventi (oneri) non operativi	23.130	6.673
Utile prima delle imposte	**138.121**	**123.427**
Interessi di minoranza	(17.851)	(15.840)
Utile prima delle imposte del Gruppo	**120.270**	**107.588**
Imposte	(40.448)	(20.919)
Utile netto	**79.822**	**86.669**
EBITDA prima dei costi non ricorrenti	171.674	160.766
EBITDA	169.197	159.957
EBITA prima dei costi non ricorrenti	153.139	143.242
EBITA	150.662	142.433

RENDICONTO FINANZIARIO CONSOLIDATO

(€ migliaia)	31 dicembre 2003			31 dicembre
	Totale	Effetto perimetro	A perimetro costante	2002
Utile ante imposte del Gruppo	**120.171**		**120.171**	**107.563**
Ammortamenti	46.984		46.984	45.290
Plusvalenze da cessioni di immobilizzazioni	(34.447)		(34.447)	(5.676)
Altre voci che non determinano movimenti di cassa	10.512		10.512	(5.698)
Utilizzo di fondi	(4.080)		(4.080)	
Imposte di esercizio	(40.349)		(40.349)	(20.894)
Variazioni del fondo Trattamento di Fine Rapporto	(63)		(63)	559
Imposte differite	3.180		3.180	(6.222)
Variazioni debiti e crediti fiscali	8.943	3.646	5.297	(8.594)
Altre variazioni in crediti e debiti, escluso capitale circolante	7.471	7.994	(522)	(10.428)
Flusso di cassa generato dalle attività operative prima delle variazioni nel capitale circolante	**118.323**	**11.640**	**106.682**	**95.901**
Crediti verso clienti	(40.180)	(21.167)	(19.013)	(4.177)
Rimanenze	(15.604)	(9.266)	(6.339)	(20.653)
Debiti verso fornitori	12.690	18.099	(5.409)	21.607
Variazioni capitale circolante netto	**(43.095)**	**(12.334)**	**(30.761)**	**(3.223)**
Flusso di cassa generato dalle attività operative	**75.228**	**(694)**	**75.921**	**92.678**
Acquisizione immobilizzazioni materiali	(36.144)	(7.730)	(28.414)	(56.191)
Variazione debiti verso fornitori				
per immobilizzazioni (Novi Ligure)	(17.020)		(17.020)	17.020
Proventi da cessioni di immobilizzazioni materiali	40.332		40.332	8.793
Acquisizione immobilizzazioni immateriali	(149.697)	(142.250)	(7.447)	(2.005)
Acquisizione di nuove controllate, al netto della cassa acquisita			(155.604)	(357.984)
Variazione netta partecipazioni	852	582	270	1.305
Acquisto azioni proprie				
Variazione netta dei titoli	2.325		2.325	42.135
Variazione dei crediti finanziari	58		58	544
Variazione patrimonio netto di terzi	(5.316)	(6.061)	745	1.685
Flusso di cassa generato dalle attività di investimento	**(164.610)**	**(155.458)**	**(164.756)**	**(344.698)**
Rimborso debito per *leasing*	(14.208)		(14.208)	(1.857)
Variazione netta dei debiti verso banche a breve termine	(89.995)		(89.995)	7.822
Interessi su prestiti obbligazionari e *private placement*	1.074		1.074	3.349
Prestito obbligazionario	257.954		257.954	163.116
Variazione netta debiti finanziari a medio-lungo termine (quota non corrente)	(1.060)		(1.060)	5.339
Dividendi	(24.675)		(24.675)	(24.675)
Flusso di cassa generato dalle attività di finanziamento	**129.090**		**129.090**	**153.094**
Differenze cambio su capitale circolante netto	4.120		4.120	23.408
Altre differenze cambio e altri movimenti	(13.725)	548	(14.273)	1.233
Differenze cambio e altri movimenti	***(9.605)***	***548***	***(10.153)***	***24.641***
Aumento (diminuzione) netta cassa e banche	**30.103**	**(155.604)**	**30.103**	**(74.286)**
Cassa e banche all'inizio dell'esercizio	103.480		103.480	177.766
Cassa e banche alla fine del periodo	133.583	(155.604)	133.583	103.480

Note al rendiconto finanziario:

- *rispetto allo scorso esercizio, i flussi di cassa da attività operative vengono esposti al lordo delle differenze cambio sul capitale circolante, che vengono quindi riclassificate nella voce "differenze cambio e altri movimenti"; sono stati ugualmente riclassificati i dati del 2002.*
- *si segnala che, nel 2003, i crediti e debiti verso società collegate di natura commerciale sono stati riclassificati rispettivamente nei crediti verso clienti e nei debiti verso fornitori; per omogeneità sono stati quindi riclassificati i dati del 2002 posti a confronto.*
- *le variazioni dei debiti verso fornitori, in entrambi i periodi posti a confronto, escludono i debiti verso fornitori relativi all'investimento di Novi Ligure, riclassificati nei flussi di cassa da attività di investimento;*
- *le acquisizioni di nuove controllate si riferiscono all'acquisizione di Barbero 1891 S.p.A. per € 147,1 milioni e alla quota residua di Sella & Mosca S.p.A. per € 8,5 milioni.*

CAMPARI

Davide Campari – Milano S.p.A.

Bilancio consolidato al 31 dicembre 2003


HAPPY HOUR,
HAPPY APEROL.
APEROL
Aperitivo
BARBIERI
APEROL

Bilancio consolidato
al 31 dicembre 2003

STATO PATRIMONIALE

(€ migliaia)	31 dicembre 2003	31 dicembre 2002
Attivo		
A Crediti verso soci per versamenti ancora dovuti	0	0
B Immobilizzazioni		
I Immateriali		
1 Costi di impianto e di ampliamento	2.665	51
3 Diritti di brevetto industriale, utilizzo opere d'ingegno	1.749	1.718
4 Concessioni, licenze, marchi e diritti simili	11.160	11.654
5 Differenza da consolidamento	552.198	437.260
6 Immobilizzazioni in corso e acconti	787	7
7 Altre	3.018	2.550
	571.577	**453.240**
II Materiali		
1 Terreni e fabbricati	76.975	51.763
2 Impianti e macchinari	59.993	37.021
3 Attrezzature industriali e commerciali	2.137	7.246
4 Altri beni	4.768	4.221
5 Immobilizzazioni in corso e acconti	8.554	43.987
	152.427	**144.238**
III Finanziarie		
1 Partecipazioni:		
a Imprese controllate	7.026	7.878
b *Imprese collegate*	584	621
d Altre imprese	212	175
2 Crediti		
d altre imprese		
entro 12 mesi	554	246
oltre 12 mesi	1.447	2.018
3 Altri titoli		
entro 12 mesi	227	0
oltre 12 mesi	0	454
4 Azioni proprie	31.000	31.000
	41.050	**42.392**
Totale immobilizzazioni	765.054	639.870
C Attivo circolante		
I Rimanenze		
1 Materie prime, sussidiarie e di consumo	33.349	26.482
2 Prodotti in corso di lavorazione e semilavorati	21.998	21.801
4 Prodotti finiti e merci	50.704	46.577
5 Acconti	312	0
	106.363	**94.860**
II Crediti		
1 Verso clienti		
entro 12 mesi	171.840	145.429
oltre 12 mesi	0	43
3 Verso imprese collegate		
entro 12 mesi	9.690	6.337
4 Verso imprese controllanti		
entro 12 mesi	6	0
5 Verso altri		
entro 12 mesi	43.547	39.456
oltre 12 mesi	4.324	1.024
	229.407	**192.289**
III Attività finanziarie che non costituiscono immobilizzazioni		
6 Altri titoli	1.910	4.235
	1.910	**4.235**
IV Disponibilità liquide		
1 Depositi bancari e postali	133.535	103.441
2 Assegni	10	0
3 Denaro e valori in cassa	38	39
	133.583	**103.480**
Totale attivo circolante	471.263	394.864
D Ratei e risconti		
2 Altri		
a) Ratei attivi	7.785	1.532
b) Risconti attivi	1.504	1.422
	9.289	**2.954**
Totale attivo	1.245.606	1.037.688

STATO PATRIMONIALE

(€ migliaia)	31 dicembre 2003	31 dicembre 2002
Passivo e patrimonio netto		
A Patrimonio netto		
I Capitale	29.040	29.040
II Riserva da sovrapprezzo azioni		
III Riserva di rivalutazione		
IV Riserva legale	5.808	5.808
V Riserva per azioni proprie in portafoglio	31.000	31.000
VI Riserva statutarie		
VII Altre riserve	402.541	195.986
VIII Utili (perdite) portati a nuovo	0	130.403
IX *Utile (perdita) d'esercizio*	79.822	86.669
Totale patrimonio netto di pertinenza del Gruppo	548.211	478.906
Di spettanza di terzi		
Capitale e riserve	–13.182	–5.856
Utile (perdita) dell'esercizio	17.850	15.840
Totale patrimonio netto di pertinenza di terzi	4.668	9.984
Totale patrimonio netto	552.879	488.890
B Fondi per rischi ed oneri		
2 Fondi trattamento per quiescenza e obblighi simili	3.574	2.669
2a Fondi per imposte	2.018	2.791
2b Fondi per imposte differite	15.979	9.566
3 Altri accantonamenti	16.178	14.657
Totale fondi per rischi ed oneri	37.749	29.683
C Trattamento di fine rapporto di lavoro subordinato	15.628	13.137
D *Debiti*		
1 Obbligazioni		
oltre 12 mesi	257.954	0
3 Debiti verso banche		
entro 12 mesi	30.112	122.131
oltre 12 mesi	3.863	16.284
4 Debiti verso altri finanziatori		
entro 12 mesi	1	0
oltre 12 mesi	136.225	164.741
5 Acconti		
entro 12 mesi	232	295
oltre 12 mesi		
6 Debiti verso fornitori		
entro 12 mesi	130.465	136.942
9 Debiti verso imprese collegate		
entro 12 mesi	2.601	1.216
10 Debiti verso imprese controllanti		
entro 12 mesi	0	2
11 Debiti tributari		
entro 12 mesi	32.923	21.343
oltre 12 mesi	0	2.352
12 Debiti verso istituti di previdenza e sicurezza sociale		
entro 12 mesi	4.437	4.405
oltre 12 mesi		
13 Altri debiti		
entro 12 mesi	19.328	29.408
Totale debiti	618.141	499.119
E Ratei e risconti passivi		
2 Altri		
a) Ratei passivi	12.703	5.474
b) Risconti passivi	8.506	1.385
	21.209	6.859
Totale passivo	1.245.606	1.037.688
Conti d'ordine		
1 Garanzie verso altre imprese	37.007	25.995
2 Impegni verso altre imprese	18.514	33.339
3 Rischi verso altre imprese	87	0
Totale conti d'ordine	55.608	59.334

CONTO ECONOMICO

(€ migliaia)	31 dicembre 2003	31 dicembre 2002
A Valore della produzione		
1 Ricavi delle vendite e delle prestazioni	851.991	782.630
2 Variazione rimanenze di prodotti in corso, semilavorati e finiti	2.113	2.873
3 Variazione dei lavori in corso su ordinazione		
4 Incrementi di immobilizzazioni per lavori interni	845	893
5 Altri ricavi e proventi (di cui contributi in conto esercizio = 0)	36.513	39.563
Totale valore della produzione	**891.462**	**825.959**
B Costi della produzione		
6 Per materie prime, sussidiarie, di consumo e merci	297.801	273.006
7 *Per servizi*	228.465	213.581
8 Per godimento di beni di terzi	5.439	3.458
9 Per il personale		
a) Salari e stipendi	50.731	48.828
b) Oneri sociali	12.422	12.020
c) Trattamento di Fine Rapporto	1.693	1.678
d) Trattamento di quiescenza e simili	193	207
e) Altri costi	3.419	6.289
10 Ammortamenti e svalutazioni		
a) Ammortamento delle immobilizzazioni immateriali	31.565	30.924
b) Ammortamento delle immobilizzazioni materiali	15.419	14.366
c) *Altre svalutazione delle immobilizzazioni*	0	1.953
d) Svalutazione crediti dell'attivo circolante e delle disponibilità liquide	456	1.052
11 Variazione rimanenze materie prime, sussidiarie di consumo e merci	–4.621	–13.816
12 Accantonamenti per rischi	1.075	4.145
13 Altri accantonamenti	0	0
14 Oneri diversi di gestione	127.334	120.442
Totale costi della produzione	771.391	718.133
Differenza tra valore e costi della produzione	120.071	107.826
C Proventi e oneri finanziari		
15 Proventi da partecipazioni		
c Altre imprese	71	0
16 Altri proventi finanziari		
a da crediti iscritti nelle immobilizzazioni		
4) Altre imprese	18	29
c da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	1.536	2.827
d proventi diversi		
2) Imprese collegate	68	9
4) Altre imprese	19.379	11.796
17 Interessi e altri oneri finanziari		
d Altre imprese	–28.139	–17.174
Totale proventi e oneri finanziari	–7.067	–2.513
D Rettifiche di valore di attività finanziarie		
18 Rivalutazioni		
a) di partecipazioni	33	305
19 Svalutazioni		
a) di partecipazioni	–643	–689
Totale rettifiche di valore di attività finanziarie	–610	–384
E Proventi e oneri straordinari		
20 Proventi		
a) Proventi straordinari	3.581	25.563
b) Plusvalenze	34.447	5.676
21 Oneri		
a) Oneri straordinari	–12.213	–12.732
b) Minusvalenze	–5	–10
c) Imposte relative ad esercizi precedenti	–183	–23
Totale proventi e oneri straordinari	25.627	18.474
Risultato prima delle imposte	138.021	123.403
22 Imposte sul reddito del periodo		
Imposte correnti	37.169	27.116
Imposte differite	3.180	–6.222
Totale Imposte sul reddito	40.349	20.894
Risultato del periodo	97.672	102.509
Risultato netto di competenza di terzi	17.850	15.840
Risultato del Gruppo	79.822	86.669

STRUTTURA E CONTENUTO DEL BILANCIO CONSOLIDATO

Il bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa, è stato redatto in conformità alla normativa civilistica ai sensi del D.Lgs. 9 aprile 1991 n. 127.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state integrate e interpretate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.
Per ogni singola voce dello stato patrimoniale e del conto economico è stato indicato il corrispondente importo del bilancio consolidato precedente chiuso al 31 dicembre 2002.
I prospetti di bilancio, le tabelle della nota integrativa e gli allegati al bilancio sono espressi in migliaia di €, mentre, ove non diversamente indicato, i commenti della nota integrativa e la relazione sulla gestione sono espressi in milioni di €.

AREA DI CONSOLIDAMENTO

Il bilancio consolidato comprende, oltre al bilancio della Capogruppo, i bilanci al 31 dicembre 2003 delle imprese nelle quali la Capogruppo detiene il controllo ai sensi dell'articolo 2359, 1° e 2° comma, cod. civ.
L'elenco delle imprese incluse nell'area di consolidamento è fornito in allegato.
Di seguito si segnalano le variazioni intervenute successivamente al 31 dicembre 2002:

- Barbero 1891 S.p.A., acquisita dal Gruppo nel corso del mese di dicembre, è stata consolidata a far data dal 3 dicembre 2003. Pertanto, il bilancio consolidato recepisce interamente lo stato patrimoniale a fine anno della neo-controllata, mentre gli effetti sul conto economico sono limitati ai risultati del periodo 3 dicembre-31 dicembre 2003; dal consolidamento di Barbero 1891 S.p.A. è emerso un *goodwill* in sede di bilancio consolidato pari a € 138,4 milioni.
- Francesco Cinzano & C.ia. S.p.A. è stata fusa per incorporazione in Campari-Crodo S.p.A.; tale fusione non ha prodotto alcun effetto sul bilancio consolidato.
- Nel mese di giugno, è stata perfezionata l'acquisizione della quota residua di Sella & Mosca S.p.A. ancora detenuta da soci minoritari alla fine dell'esercizio precedente; tale acquisizione ha generato un *goodwill* di € 3,7 milioni.

PRINCIPI DI CONSOLIDAMENTO

I bilanci delle controllate comprese nell'area di consolidamento e consolidati con il metodo dell'integrazione globale vengono recepiti, per ogni posta del bilancio, nel loro importo globale, prescindendo dalla percentuale di possesso azionario del Gruppo.
I bilanci utilizzati per il consolidamento sono i bilanci d'esercizio al 31 dicembre 2003 delle singole società, già approvati dalle assemblee o predisposti dagli organi amministrativi per l'approvazione, riclassificati e rettificati per uniformarsi ai principi contabili e ai criteri di presentazione adottati dalla Capogruppo.

Consolidamento delle partecipazioni

Le differenze negative che si riscontrano tra i valori di carico delle partecipazioni iscritte in bilancio e i patrimoni netti delle singole imprese partecipate alla fine dell'esercizio confluiscono nella voce Riserva di consolidamento.
Le differenze positive, se determinate da un effettivo maggior valore di immobilizzazioni materiali o immateriali delle imprese, vengono attribuite in aumento delle immobilizzazioni interessate, mentre l'eventuale residuo positivo viene iscritto in una voce dell'attivo denominata "differenza da consolidamento".

Poste intersocietarie

Gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, vengono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Dividendi e imposte

I dividendi incassati da società consolidate sono eliminati.
Le imposte non recuperabili relative ai dividendi da controllate che si prevede verranno distribuiti alla Capogruppo vengono adeguatamente appostate.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in € dei bilanci espressi in valute diverse dalla moneta di conto (€) è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in € delle poste di natura reddituale e patrimoniale dei bilanci delle società estere non appartenenti all'area € sono imputate alla riserva del patrimonio netto Riserva conversione bilanci in valuta;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla "riserva conversione bilanci in valuta".

I tassi di cambio applicati sono i seguenti:

	periodo chiuso al			
	31 dicembre 2003		31 dicembre 2002	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,1309	1,2630	0,9459	1,0422
Franco svizzero	1,5208	1,5579	1,4682	1,4548
Real brasiliano	3,4712	3,6627	2,7835	3,6651
Pesos uruguayano	31,1722	36,0649	19,9663	28,0456
Renmimbi cinese	9,3615	10,4576	7,8259	8,6294

Quote di azionisti terzi

L'importo del capitale e delle riserve delle imprese incluse nell'area di consolidamento corrispondente a partecipazioni di terzi, è iscritto in una voce del patrimonio netto denominata "capitale e riserve di pertinenza di terzi".
La parte del risultato economico consolidato corrispondente a partecipazioni di terzi è iscritta in una voce denominata Risultato netto di competenza di terzi.

CRITERI DI VALUTAZIONE

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2003 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.

Gli utili, pertanto, sono inclusi se realizzati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dello stesso, entro la data di approvazione del bilancio da parte del Consiglio di Amministrazione.
I principi contabili e i criteri di valutazione esposti qui di seguito corrispondono, ove non diversamente indicato, a quelli utilizzati nel bilancio d'esercizio della Capogruppo.
In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti.

Immobilizzazioni immateriali

Sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo degli oneri accessori, e vengono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua possibilità di utilizzazione, tenuto conto anche dell'importo recuperabile in base ai piani aziendali di svolgimento dell'attività produttiva.
I costi di impianto e di ampliamento sono iscritti all'attivo dello stato patrimoniale qualora ritenuti produttivi di utilità in più esercizi; vengono ammortizzati entro il periodo della loro durata economica, se definita, e comunque in un periodo convenzionalmente stabilito non superiore a cinque anni.
I costi per progetti e studi di sviluppo vengono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.
I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti, secondo il principio della competenza; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della prudenza, sulla base della durata della campagna pubblicitaria.
I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze, dei marchi e diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro utilità si protragga nel tempo; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.
Le licenze di *software* rappresentano il costo di acquisto delle licenze e, qualora sostenuto, il costo esterno di consulenza o interno del personale necessario allo sviluppo allocato nella voce "altre immobilizzazioni immateriali"; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni sostenuti per l'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati in tre esercizi.
I marchi e la differenza da consolidamento, derivante da acquisizioni e che nella sostanza è espressione del valore dei marchi, vengono ammortizzati in 10 o 20 anni, come peraltro previsto dai Principi Contabili dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri; tali periodi sono ritenuti congrui in relazione all'importanza dei marchi e dei diritti acquistati o che hanno portato in dote le società acquisite.
Qualora il valore economico delle immobilizzazioni immateriali iscritte all'attivo dello stato patrimoniale risulti durevolmente inferiore al residuo costo da ammortizzare, si procede alla loro svalutazione sino a concorrenza del loro valore economico; qualora in esercizi successivi vengano meno le ragioni che ne hanno determinata la svalutazione, si procede al ripristino del costo.

Immobilizzazioni materiali

Sono iscritte al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e comprensive degli oneri di diretta imputazione.
Il costo può includere anche gli oneri inerenti alla produzione interna e gli oneri finanziari maturati nel periodo che intercorre tra il momento del pagamento e quello in cui gli impianti possono entrare in esercizio; tali capitalizzazioni, qualora significative, sono menzionate in nota integrativa.
Il valore lordo delle immobilizzazioni viene rettificato solo in aderenza a leggi nazionali che richiedano o consentano la rivalutazione monetaria delle immobilizzazioni; i saldi attivi risultanti da dette rivalutazioni sono appostati a specifiche riserve nel patrimonio netto, e sono utilizzate per aumento del capitale sociale o per copertura di perdite.
Le spese di manutenzione di natura conservativa vengono imputate integralmente al conto economico nell'esercizio in cui vengono sostenute; le spese di manutenzione di natura incrementativa, in quanto

sostenute allo scopo di prolungare la vita utile del bene, di adeguarlo tecnologicamente e/o di aumentarne la produttività e la sicurezza ai fini dell'economicità produttiva dell'impresa, vengono attribuite al cespite al quale si riferiscono e ammortizzate in base alla sua residua vita utile.
Il periodo di ammortamento decorre dall'inizio dell'esercizio in cui il bene è disponibile e pronto all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.
Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.
Le aliquote sono le seguenti:

immobili strumentali e costruzioni leggere	3%-5%
impianti e macchinari	10%-25%
mobili, macchine d'ufficio e macchine elettroniche	10%-30%
automezzi e autoveicoli	20%-40%
attrezzature varie	20%-30%

Le immobilizzazioni materiali il cui valore economico alla chiusura dell'esercizio risulti durevolmente inferiore al costo non ancora ammortizzato vengono svalutate fino a concorrenza del loro valore economico; la svalutazione non viene più mantenuta negli esercizi successivi se vengono meno i motivi che l'hanno originata.
I *leasing* finanziari vengono rilevati secondo il metodo finanziario che consiste nell'iscrivere il valore del bene tra le immobilizzazioni materiali al valore normale del bene stesso e del prezzo di riscatto, con correlativa iscrizione al passivo di un debito di pari importo che viene progressivamente ridotto in base al piano di rimborso delle quote di capitale incluse nel canone; il valore del bene iscritto all'attivo viene ammortizzato alle aliquote utilizzate per i beni in acquisto della medesima categoria.
Si segnala che nei bilanci d'esercizio delle società del Gruppo i sopracitati *leasing* vengono contabilizzati in base alla prassi locale.

Immobilizzazioni finanziarie

Le immobilizzazioni in imprese controllate non consolidate con il metodo integrale sono valutate con il metodo del patrimonio netto.
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese collegate sono valutate al costo adeguato al corrispondente valore di patrimonio netto risultante dall'ultimo bilancio disponibile.
Le partecipazioni in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.
Le rettifiche di valore trovano il loro limite inferiore nel patrimonio netto delle società partecipate o nel presumibile valore di realizzo per quelle oggetto di trattativa per l'eventuale cessione; tali rettifiche non sono più mantenute se vengono meno i motivi che le hanno originate.
Il costo storico comprende il prezzo pagato per l'acquisto iniziale e per quelli successivi, le sottoscrizioni di aumenti di capitale, le diminuzioni del valore di carico dovute alle vendite, le riduzioni del capitale sociale a seguito di delibere assembleari per rimborso.
Le riduzioni del capitale sociale a copertura delle perdite e le relative ricostituzioni, fino alla concorrenza del capitale sociale precedente, non costituiscono variazioni del costo storico.

Rimanenze

Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione e il valore di presunto realizzo desumibile dall'andamento del mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo del costo medio ponderato.
Il LIFO a scatti annuali viene utilizzato nei bilanci d'esercizio da alcune società italiane ed estere.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Altri titoli

I titoli sono valutati al minore tra il costo di acquisto o di sottoscrizione e il valore di mercato.
Gli interessi maturati e non ancora percepiti sono rilevati tra i ratei attivi.

Crediti e debiti

I crediti vengono valutati al presumibile valore di realizzo mediante iscrizione del valore nominale all'attivo dello stato patrimoniale rettificato direttamente per tenere conto delle perdite ragionevolmente prevedibili.
I crediti verso clienti soggetti a procedure concorsuali, in stato di provato dissesto o per i quali si rende inutile promuovere azioni esecutive sono portati integralmente a perdita o sono svalutati nella misura in cui le informazioni ottenute e le procedure in corso ne facciano supporre la definitiva recuperabilità.
I debiti sono rilevati al loro valore nominale.
I debiti per imposte correnti vengono iscritti in base alle aliquote in vigore applicate a una realistica stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio. Qualora le imposte da corrispondere risultino inferiori ai crediti d'imposta, agli acconti versati ed alle ritenute subite, la differenza rappresenta un credito che viene iscritto all'attivo dello stato patrimoniale.
I crediti e debiti in valuta estera diversa dalla moneta di conto (€) sono iscritti ai cambi in vigore al momento della loro contabilizzazione e successivamente allineati ai cambi di fine esercizio; le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide

I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti in bilancio sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti

Alla voce ratei e risconti attivi sono iscritti i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza dell'esercizio esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri

Al fine di coprire le passività potenziali a carico del Gruppo vengono iscritti al passivo dello stato patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza. Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.

I fondi per rischi e oneri comprendono anche gli accantonamenti effettuati per imposte dirette e indirette relative a posizioni non ancora definite o in contenzioso, nonché gli accantonamenti al fondo imposte differite. In materia di imposte sul reddito viene applicato il Principio Contabile 25; tale principio, emesso dalla Commissione Nazionale dei Dottori Commercialisti e dei Ragionieri, statuisce che le imposte differite siano calcolate sulle differenze temporanee tra il valore figurante nello stato patrimoniale e il valore fiscale delle attività e passività (*balance sheet liability method*); concorrono a determinare la fiscalità differita anche quelle poste che, pur non allocate nello stato patrimoniale, possono produrre potenziali crediti d'imposta futuri (come ad esempio perdite fiscali fiscalmente riportabili).
In base al menzionato principio le imposte anticipate debbono essere iscritte in bilancio anche se eccedono le imposte differite passive.
Per l'iscrizione delle imposte anticipate si tiene in considerazione:

- per le perdite fiscali dell'orizzonte temporale a fronte del quale sono disponibili piani aziendali che comprovino con ragionevole certezza l'attesa di utili futuri in grado di assorbire il beneficio fiscale iscritto in bilancio;
- per i fondi rischi e oneri dell'incertezza riguardo al momento in cui potranno assumere rilevanza fiscale.

I crediti per imposte anticipate, determinati sulle differenze temporanee tra i valori contabili e i valori fiscali, sono successivamente svalutati, qualora venga meno la ragionevole certezza del loro recupero.
Non vengono iscritte in bilancio le imposte anticipate a fronte di differenze temporanee per le quali non vi sia ragionevole certezza del loro annullamento a fronte di futuro corrispondente beneficio fiscale e le imposte differite passive a fronte di differenze temporanee delle quali non sia probabile il pagamento di future imposte.

Trattamento di fine rapporto

Il trattamento di fine rapporto (TFR), spettanza dei dipendenti italiani accumulata durante il periodo lavorativo e pagabile all'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente.
L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano.
Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine

Vengono iscritti tra i conti d'ordine le garanzie prestate direttamente o indirettamente per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.

Contratti derivati

La valutazione contabile di tali contratti è coerente con il valore delle attività e passività a essi correlati.
I differenziali di tali operazioni sono riflessi nel conto economico.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi e i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi.
In particolare:

- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;

- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono contabilizzati al momento dell'incasso o, se precedente, all'atto del ricevimento della formale delibera di pagamento; sono iscritti nella voce "risconti passivi" dello stato patrimoniale e accreditati al conto economico in proporzione all'ammontare delle attività a cui si riferiscono;
- le imposte sul reddito sono determinate a norma di legge, applicando le aliquote in vigore nello stato ove hanno sede le singole società, tenuto conto delle specifiche agevolazioni fiscali previste dalla normativa;
- spese di ricerca e sviluppo: i costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti;
- spese di pubblicità: i costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Operazioni con la controllante

Il contratto di sublocazione immobiliare tra la Capogruppo e la controllante Alicros S.r.l., in essere alla fine dello scorso esercizio, è stato estinto a seguito della vendita dell'immobile a terzi commentata della relazione degli amministratori sulla gestione.
Con l'eccezione della vendita di un'autovettura descritta nella relazione degli amministratori sulla gestione, nessun altro rapporto significativo è intervenuto con Alicros S.r.l. e le sue controllate diverse dalle società del Gruppo Campari.

NOTE ALLO STATO PATRIMONIALE CONSOLIDATO

Immobilizzazioni immateriali

	31 dicembre 2003	31 dicembre 2002	Variazione
Costi di impianto e di ampliamento	2.665	51	2.614
Diritti di brevetto industriale, utilizzo opere d'ingegno	1.749	1.718	31
Concessioni, licenze, marchi e diritti simili	11.160	11.654	(494)
Differenza da consolidamento	552.198	437.260	114.938
Immobilizzazioni in corso e acconti	787	7	780
Altre	3.018	2.550	468
Totale	571.577	**453.240**	**118.337**

Nel corso dell'esercizio si sono verificate le seguenti variazioni:

	Costi di impianto e di ampliamento	Diritti di brevetto industriale, utilizzo opere dell'ingegno	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Immobilizzazioni in corso e acconti	Altre	Totale
Valore di carico iniziale	1.432	4.401	22.962	497.908	7	9.833	536.543
Fondo ammortamento iniziale	(1.381)	(2.683)	(11.308)	(60.648)		(7.283)	(83.303)
Saldo iniziale	**51**	**1.718**	**11.654**	**437.260**	**7**	**2.550**	**453.240**
Variazione perimetro	10	42		142.066		132	142.250
Investimenti	2.450	866	880		787	2.464	7.447
Decrementi						(431)	(431)
Ammortamenti dell'esercizio	(267)	(1.008)	(1.329)	(27.129)		(1.832)	(31.565)
Riclassifiche da immobilizzazioni in corso	422	150			(7)	149	714
Differenze cambio e altri movimenti	(1)	(19)	(45)	1		(14)	(78)
Saldo finale	**2.665**	**1.749**	**11.160**	**552.198**	**787**	**3.018**	**571.577**
Valore di carico finale	4.294	5.268	23.518	639.975	787	12.088	685.930
Fondo ammortamento finale	**(1.629)**	**(3.519)**	**(12.358)**	**(87.777)**		**(9.070)**	**(114.353)**

La variazione di perimetro riportata dal prospetto di movimentazione di cui sopra riguarda l'acquisizione di Barbero 1891 S.p.A., descritta nella relazione degli amministratori sulla gestione, che ha comportato l'iscrizione di una differenza di consolidamento di € 138,4 milioni, derivante dal maggior prezzo pagato rispetto al patrimonio netto contabile della società acquisita, e non iscrivibile in specifiche poste attive o passive del bilancio della partecipata.
Tale valore viene ammortizzato su una durata di 20 anni.
L'incremento residuo della differenza di consolidamento è attribuibile all'acquisto della quota residua di Sella & Mosca S.p.A., pari al 22,38%, ancora in capo ai soci di minoranza al 31 dicembre 2002.

Tra gli investimenti dell'esercizio, alla voce "concessioni, licenze e marchi" figura, per € 0,9 milioni, l'acquisizione di marchi, da parte della società greca N. Kaloyiannis Bros A.E.B.E., collegata all'acquisizione della società greca Coutscicos S.A. avvenuta all'inizio del 2004. Inoltre, si segnalano, oltre all'acquisto dei marchi sopra commentato, spese di registrazione per aumento di capitale da parte di società controllate per

€ 2,4 milioni; investimenti di *software* nella voce "diritti di brevetto industriale, utilizzo opere d'ingegno" nonché, alla voce "altre immobilizzazioni immateriali", altre spese incrementative di *software* da parte della Capogruppo e delle consociate italiane, per lo sviluppo di progetti specifici sul sistema SAP R/3.
Sempre alla voce "altre immobilizzazioni immateriali", è incluso un importo di € 1,8 milioni, afferente alle spese sostenute dalla Capogruppo per il collocamento del prestito obbligazionario sul mercato americano, operazione effettuata nel corso dell'esercizio.
Tali spese verranno ammortizzate lungo la durata del prestito stesso.
Le immobilizzazioni in corso a fine esercizio comprendono i costi già sostenuti da Skyy Spirits, LLC a fronte del progetto SAP, che sarà operativo dal 2004.
Le riclassifiche da immobilizzazioni in corso includono i costi per l'avviamento della nuova unità produttiva di Novi Ligure da parte di Campari-Crodo S.p.A., classificati alla fine dell'esercizio precedente nelle immobilizzazioni materiali in corso e non direttamente attribuiti ad uno specifico cespite.

I decrementi sono totalmente imputabili alle spese pluriennali capitalizzate dalla Capogruppo e correlate all'immobile sede della società, ceduto nel corso dell'esercizio. L'operazione è più ampiamente descritta alla voce "immobilizzazioni materiali".
A fine esercizio, il dettaglio dei valori netti dei marchi e delle differenze di consolidamento, suddivisi per acquisizione, è il seguente:

	31 dicembre 2003		31 dicembre 2002	
	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento
Prodotti ex Bols	1.941	4.612	2.427	7.563
Ouzo 12	7.418	8.936	7.912	9.531
Cinzano	823	51.457	823	54.868
Acquisizione brasiliana		65.941		69.801
Skyy Spirits, LLC	75	226.140	465	238.703
Zedda Piras –S.p.A. e Sella & Mosca S.p.A.	24	57.254	27	56.794
Barbero 1891 S.p.A.		137.859		
Altro	880			
	11.160	**552.198**	**11.654**	**437.260**

Immobilizzazioni materiali

	31 dicembre 2003	31 dicembre 2002	Variazione
Terreni e fabbricati	76.975	51.763	25.212
Impianti e macchinari	59.993	37.021	22.972
Attrezzature industriali e commerciali	2.137	7.246	(5.109)
Altri beni	4.768	4.221	547
Immobilizzazioni in corso e acconti	8.554	43.987	(35.433)
Totale	**152.427**	**144.238**	**8.189**

I movimenti rilevanti intervenuti nel corso dell'esercizio sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico iniziale	90.407	131.408	38.996	17.648	43.987	322.446
Fondo ammortamento iniziale	(38.644)	(94.387)	(31.750)	(13.427)		(178.208)
Saldo iniziale	**51.763**	**37.021**	**7.246**	**4.221**	**43.987**	**144.238**
Effetto perimetro	5.994	1.342	25	275	93	7.729
Investimenti	7.918	10.927	1.335	1.400	6.835	28.415
Disinvestimenti	(5.970)	(923)	(694)	(67)	(233)	(7.887)
Ammortamenti dell'esercizio	(2.957)	(8.167)	(2.369)	(1.926)		(15.419)
Riclassifiche da immobilizzazioni in corso	20.209	19.747	440	894	(42.004)	(714)
Svalutazioni			(3.812)			(3.812)
Differenze cambio e altri movimenti	18	46	(34)	(29)	(124)	(123)
Saldo finale	**76.975**	**59.993**	**2.137**	**4.768**	**8.554**	**152.427**
Valore di carico finale	118.160	166.089	35.834	19.264	8.554	347.901
Fondo ammortamento finale	**(41.185)**	**(106.096)**	**(33.697)**	**(14.496)**		**(195.474)**

L'incremento delle immobilizzazioni materiali per effetto della variazione del perimetro di consolidamento, pari a € 7,7 milioni, è riferibile interamente all'acquisizione di Barbero 1891 S.p.A.

Gli investimenti dell'esercizio sono risultati significativi per il completamento del nuovo stabilimento di Novi Ligure da parte di Campari-Crodo S.p.A.
A fine esercizio, il valore complessivo iscritto nelle immobilizzazioni materiali ammonta a € 51,3 milioni di cui 17,3 realizzati nell'esercizio 2003 e dei quali a fine esercizio € 2,8 milioni risultano iscritti tra le immobilizzazioni in corso e € 0,2 milioni tra gli acconti.
A tale valore si aggiunge quanto iscritto tra le immobilizzazioni immateriali nei costi di impianto ed ampliamento, pari a € 0,4 milioni, che porta l'investimento totale a € 51,7 milioni.
La stessa Campari-Crodo S.p.A. ha cessato la propria attività produttiva presso lo stabilimento di Termoli nel corso dell'esercizio.
Sella & Mosca ha inoltre investito € 3,2 milioni, di cui principalmente € 1,5 milioni in impianti di vigneto, € 0,2 milioni in macchine agricole, € 0,7 milioni in impianti e macchinari industriali, tra cui nastri trasportatori, depalettizzatore e ristrutturazione di una stazione pompaggio centrale frigorifera e € 0,3 milioni su terreni e fabbricati per lavori di bonifica e costruzione di un magazzino ausiliare.
Skyy Spirits, LLC ha effettuato ulteriori investimenti, a seguito di un contratto siglato nel corso dell'esercizio precedente con il Gruppo Brown Forman per investimenti congiunti in impianti, macchinari e attrezzature per la produzione di prodotti a marchio SKYY; tale investimento, inclusa la parte del 2002, ammonta a € 1,7 milioni. Inoltre la stessa società ha eseguito lavori di sistemazione dei nuovi uffici per € 2,0 milioni.
Gli altri investimenti riguardano investimenti minori in macchinari e altri beni delle altre società del Gruppo.

Tra i disinvestimenti registrati nell'esercizio, si segnala il riscatto e la successiva cessione, da parte della Capogruppo, dell'immobile di via Filippo Turati in Milano, sede della Società e di alcune controllate italiane. Tale immobile, per il quale la Società aveva stipulato un contratto di *leasing* finanziario, al 31 dicembre 2002 era iscritto tra le immobilizzazioni materiali del Gruppo per un valore netto di 4,9 milioni, conformemente a quanto richiesto dal principio internazionale IAS 17 relativo alla contabilizzazione dei contratti di *leasing*.
La cessione, avvenuta per un valore di € 47,4 milioni, ha generato, al netto degli oneri accessori, una plusvalenza consolidata di € 33,7 milioni.
Tale valore è già esposto al netto di una rettifica di € 6,9 milioni iscritta dalla Capogruppo tra i risconti

passivi, con l'obiettivo di recepire oneri futuri connessi alle opere di manutenzione straordinaria che verranno effettuate nel corso del sessennio di locazione in base a quanto definito dal contratto di vendita.
Le altre cessioni dell'esercizio riguardano prevalentemente le società italiane del Gruppo, per € 2,3 milioni; in particolare, la Capogruppo ha provveduto allo smantellamento della linea CampariSoda vuoto a rendere, iscritta a un valore netto di € 0,7 milioni, con il corrispondente utilizzo di parte del fondo rischi accantonato a fine 2002 a fronte degli oneri previsti per il processo di ristrutturazione del Gruppo.
A sua volta, Campari-Crodo S.p.A. ha registrato decrementi, a fronte della suddetta ristrutturazione, per € 0,6 milioni, anch'essi a fronte del fondo iscritto nello scorso esercizio.
Campari Italia S.p.A., a seguito dell'interruzione della produzione del vuoto a rendere, oltre alle cessioni avvenute nel corso dell'esercizio per € 0,6 milioni, ha totalmente svalutato gli imballi ancora iscritti tra le immobilizzazioni al 31 dicembre 2003, per un valore netto di € 3,8 milioni.
Tale costo, considerata l'eccezionalità dell'operazione, è stato iscritto tra gli oneri straordinari dell'esercizio.
Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine periodo è di € 9,0 milioni, al netto dei relativi ammortamenti. Il dettaglio è il seguente:

	Terreni e fabbricati	Impianti e macchinari	Altre immobilzzazioni materiali	Totale
Legge 2 dicembre 1975 n.576	85	250		335
Legge 19 marzo 1983 n. 72	710	2.367	100	3.177
Legge 30 dicembre 1991 n. 413	5.907			5.907
Totale	**6.702**	**2.617**	**100**	**9.419**

Immobilizzazioni finanziarie

	31 dicembre 2003	31 dicembre 2002	Variazione
Partecipazioni			
in imprese controllate	7.026	7.878	(852)
in imprese collegate	584	621	(37)
in altre imprese	212	175	37
Crediti verso altre imprese			
entro 12 mesi	554	246	308
oltre 12 mesi	1.447	2.018	(571)
Altri titoli			
entro 12 mesi	227		227
oltre 12 mesi		454	(454)
Azioni proprie	31.000	31.000	
Totale	**41.050**	**42.392**	**(1.342)**

I movimenti intervenuti nel corso del periodo sono i seguenti:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti verso altre imprese entro 12 mesi	Crediti verso altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31 dicembre 2002	**7.878**	**621**	**175**	**246**	**2.018**	**454**	**31.000**
Effetto perimetro			94				
Incrementi				308			
Rivalutazioni / svalutazioni	(652)	(37)					
Decrementi			(57)		(571)	(227)	
Altri movimenti	(200)						
Saldo al 31 dicembre 2003	**7.026**	**584**	**212**	**554**	**1.447**	**227**	**31.000**

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti verso altre imprese entro 12 mesi	Crediti verso altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Composizione al 31 dicembre 2003							
Qingdao Sella & Mosca Winery Cp. Ltd.	2.028						
Société Civile Immobiliare du Domaine de la Margue	4.998						
MCS -S.c.a.r.l.		271					
International Marques -V.o.f.		103					
Longhi & Associati -S.r.l.		152					
Fior Brands Ltd.		0					
SUMMA S.L.		58					
Alghero Agroalimentare							
Altre partecipazioni < 10%			212				
Finanziamento a S.I.A.M. Monticchio S.p.A.				255	88		
Erario per anticipo							
Trattamentio Fine Rapporto					636		
Obbligazioni Idreg Piemonte						227	
Azioni proprie							31.000
Altre voci				299	723		
Totale	7.026	584	212	554	1.447	227	31.000

La movimentazione delle partecipazioni in imprese controllate si riferisce a due società controllate da Sella & Mosca S.p.A., Qingdao Sella & Mosca Winery Co. Ltd, e Société Civile Immobiliare du Domaine de la Margue, entrambe escluse dall'area di consolidamento e valutate secondo il metodo del patrimonio netto.
La svalutazione effettuata nell'esercizio corrisponde alla perdita maturata da entrambe le società nel corso dello stesso, mentre nell'importo iscritto negli altri movimenti confluiscono le altre differenze proprie del metodo di valutazione scelto.

Le partecipazioni in imprese collegate si movimentano anch'esse per effetto della quota di risultati di esercizio di pertinenza del Gruppo.
Le partecipazioni in altre imprese si decrementano invece per effetto delle cessioni avvenute nell'esercizio; in particolare, la Capogruppo ha ceduto la propria partecipazione in Credemholding S.p.A. e la controllata brasiliana ha ceduto una partecipazione minoritaria locale.
L'effetto perimetro è dato dalle quote minoritarie di partecipazioni in società terze detenute da Barbero 1891 S.p.A.

Nei crediti verso altre imprese figura il finanziamento in essere tra Campari-Crodo S.p.A. e S.I.A.M. Monticchio S.p.A., scadente il 30 giugno 2005.
Gli importi residuali presenti nella stessa voce si riferiscono prevalentemente a depositi cauzionali delle controllate.
Il decremento alla voce "altri titoli" è dovuto al rimborso anticipato di parte delle obbligazioni detenute da Campari-Crodo S.p.A. della società Idreg Piemonte; i titoli residui, costituiti da 227 obbligazioni per un totale di € 0,2 milioni, sono stati incassati all'inizio del 2004.

Le azioni proprie, pari a € 31milioni, si riferiscono a 1.000.000 di azioni ordinarie, pari al 3,4% del capitale, per un valore nominale complessivo di € 1,0 milioni, acquistate nel 2001 a servizio del piano di *stock option.*

ATTIVO CIRCOLANTE

Rimanenze

	31 dicembre 2003	31 dicembre 2002	Variazione
Materie prime, sussidiarie e di consumo	33.349	26.482	6.867
Prodotti in corso di lavorazione e semilavorati	21.998	21.801	197
Prodotti finiti e merci	50.704	46.577	4.127
Acconti	312		312
Totale	**106.363**	**94.860**	**11.503**

Nei bilanci d'esercizio di talune società italiane e estere le rimanenze sono state valutate a LIFO.
Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 1,4 milioni.
L'incremento del magazzino rispetto al 31 dicembre 2002 è attribuibile per € 8,3 milioni alla variazione di perimetro derivante dal consolidamento di Barbero 1891 S.p.A. a decorrere dal 3 dicembre 2003.
In particolare, al 31 dicembre 2003 l'effetto si scompone in un aumento delle materie prime di 3,9 milioni, dei semilavorati di 1,9 milioni e dei prodotti finiti e acconti di € 2,5 milioni.
Si registrano inoltre effetti negativi di circa € 4,2 milioni derivanti quasi esclusivamente dall'impatto dell'apprezzamento dell'Euro rispetto alla valuta statunitense sui saldi iniziali di magazzino presso Skyy Spirits, LLC.
Oltre alle variazioni di cui sopra, si registra un incremento generalizzato degli *stock* in linea con l'aumento del fatturato del Gruppo, pari a € 6,4 milioni.
I valori sopraesposti sono al netto del fondo svalutazione magazzino che, al 31 dicembre 2003, ammonta a € 1,4 milioni (€ 1,0 milioni al 31 dicembre 2002).

Crediti

	31 dicembre 2003	31 dicembre 2002	Variazione
Verso clienti - entro 12 mesi	171.840	145.429	26.411
Verso clienti - oltre 12 mesi	0	43	(43)
Verso imprese collegate - entro 12 mesi	9.690	6.337	3.353
Verso imprese controllanti - entro 12 mesi	6		6
Verso altri - entro 12 mesi	43.547	39.456	4.091
Verso altri - oltre 12 mesi	4.324	1.024	3.300
Totale	229.407	**192.289**	**37.118**

Crediti verso clienti

L'aumento dei crediti verso clienti, pari a € 26,4 milioni, si riduce a € 4,6 milioni, se considerato al netto dell'inclusione di Barbero 1891 S.p.A. a fine 2003.
Le variazioni dei cambi delle valute estere, prevalentemente del Dollaro USA, rispetto all'Euro hanno portato ad una riduzione dei saldi di apertura di € 3,6 milioni.
Inoltre si segnala, rispetto all'esercizio precedente posto a confronto, che nel 2003 i crediti verso clienti sono esposti al netto delle note di credito da emettere a clienti per premi di fine anno, classificati precedentemente nei debiti diversi.
Pertanto l'aumento organico dei crediti che ne risulta è in linea con la crescita delle vendite.
Il fondo svalutazione sui crediti commerciali derivanti da normali operazioni di vendita ammonta a fine esercizio a € 5,6 milioni, e risulta così movimentato nel corso dello stesso.

Saldo iniziale	5.217
Utilizzi	(1.389)
Accantonamenti	763
Variazione perimetro	1.024
Altri movimenti	(11)
Saldo finale	**5.604**

Crediti verso società collegate

L'aumento dei crediti verso società collegate è attribuibile alla partecipazione del Gruppo alle *joint-venture* Fior Brands Ltd., attiva nel Regno Unito, e SUMMA S.L., costituita nel corso del 2003 in Spagna.
In particolare, si segnala che, oltre ai normali crediti commerciali derivanti da attività di vendita di prodotti, il Gruppo, tramite Campari Finance Teoranta, ha in essere un finanziamento a Fior Brands Ltd. per GBP 1,0 milioni regolato da condizioni di mercato con un tasso di interesse legato al Libor GBP.

Altri crediti

Il saldo al 31 dicembre 2003 dei crediti verso altri è così composto:

	31 dicembre 2003	31 dicembre 2002	Variazione
Crediti verso Erario	9.893	12.788	(2.895)
Crediti per imposte anticipate	15.792	10.152	5.640
Anticipi e altri crediti verso fornitori	8.215	9.578	(1.363)
Crediti verso clienti diversi	3.491	1.800	1.691
Crediti verso agenti e centri di distribuzione	3.168	1.599	1.569
Altri crediti esigibili entro l'esercizio	2.988	3.539	(551)
Altri crediti esigibili oltre l'esercizio	4.324	1.024	3.300
Totale altri crediti	**47.871**	**40.480**	**7.391**

La riduzione dei crediti verso l'Erario è generata quasi esclusivamente dal saldo netto dell'IVA di Gruppo delle società italiane, iscritto in capo alla Capogruppo, che presentava un credito di € 2,8 milioni al 31 dicembre 2002, mentre al 31 dicembre 2003 si evidenzia un debito di € 1,6 milioni classificato nei debiti tributari.

I crediti per imposte anticipate si riferiscono all'iscrizione da parte delle società del Gruppo di fondi tassati, quali fondi svalutazione magazzino, fondi svalutazione crediti e fondi rischi, a spese a deducibilità parzialmente differita, quali le spese di rappresentanza o di manutenzione, a costi deducibili in base a particolari disposizioni fiscali o a perdite pregresse.
Il dettaglio della posta è il seguente.

	31 dicembre 2003	31 dicembre 2002	Variazione
Imposte anticipate su			
– fondi tassati	8.138	8.768	(630)
– spese a deducibilità parzialmente differita	5.131	755	4.376
– spese deducibili per cassa	72	48	24
– perdite pregresse	2.451	581	1.870
Totale imposte anticipate	**15.792**	**10.152**	**5.640**

All'interno delle spese a deducibilità differita, si segnala l'incremento legato al risconto passivo iscritto da Davide Campari-Milano S.p.A. a fronte oneri connessi con la vendita dell'immobile di Via Filippo Turati, il cui effetto fiscale anticipato è pari a € 2,1 milioni.
Le perdite pregresse sono riferite a perdite fiscali riportabili a nuovo della controllata brasiliana, per le quali esiste ragionevole certezza di ottenere in futuro imponibili fiscali che potranno assorbire tali perdite.
La normativa fiscale brasiliana non prevede alcun limite di scadenza per l'utilizzo di tali perdite.

Infine, nella voce "altri crediti esigibili oltre l'esercizio" è compreso, a fine 2003, il credito pari a € 2,8 milioni e scadente il 30 luglio 2008, vantato dalla Capogruppo verso Core One S.r.l., acquirente dell'immobile di Via Filippo Turati in Milano, in base a quanto definito nel contratto di vendita.

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	31 dicembre 2003	31 dicembre 2002	Variazione
Altri titoli	1.910	4.235	(2.325)
Depositi bancari e postali	133.535	103.441	30.094
Assegni, denaro e valori in cassa	48	39	9
Disponibilità liquide	133.583	103.480	30.103
Totale	**135.493**	**107.715**	**27.778**

Gli altri titoli sono rappresentati da SICAV e titoli in Euro detenuti dalle controllate del Gruppo.
L'analisi per scadenza di questi titoli è la seguente.

Scadenza altri titoli	31 dicembre 2003
entro 30 giorni	1.392
oltre 12 mesi (entro 5 anni)	518
Totale altri titoli	**1.910**

I depositi bancari e postali sono costituiti come segue:

	31 dicembre 2003
Conti correnti bancari	16.435
Depositi a termine della Capogruppo presso banche	16.051
Depositi a termine di controllate presso banche	101.049
Totale depositi bancari e postali	**133.535**

I depositi a termine in essere al 31 dicembre 2003 presso le banche sono analizzati di seguito per scadenza:

Scadenza depositi a termine	31 dicembre 2003
entro 30 giorni	93.100
entro 90 giorni	24.000
Totale depositi a termine	**117.100**

A fine esercizio, l'analisi delle disponibilità liquide del Gruppo per valuta è la seguente:

Disponibilità liquide per valuta (controvalore in Euro)	31 dicembre 2003
Euro	79.207
Dollari USA	47.462
Franchi svizzeri	6.464
Altre valute	450
Totale disponibilità liquide	**133.583**

Posizione finanziaria netta

Il raccordo tra le disponibilità liquide del Gruppo e la posizione finanziaria netta consolidata è il seguente.

	31 dicembre 2003	31 dicembre 2002	Variazione
Disponibilità liquide	133.583	103.480	30.103
Obbligazioni	(257.954)		(257.954)
Debiti verso banche - entro 12 mesi	(30.112)	(122.131)	92.019
Debiti verso banche - oltre 12 mesi	(3.863)	(16.284)	12.421
Debiti verso altri finanziatori	(136.226)	(164.741)	28.515
Ratei per interessi passivi su prestito obbligazionario e *private placement*	(4.423)	(3.349)	(1.074)
	(298.995)	**(203.025)**	**(95.970)**
Altri titoli	1.910	4.235	(2.325)
Posizione finanziaria netta	**(297.085)**	**(198.790)**	**(98.295)**

Si rimanda alla Relazione degli Amministratori per un commento all'aumento dell'indebitamento finanziario del Gruppo nel corso del periodo.

Ratei e risconti attivi

	31 dicembre 2003	31 dicembre 2002	Variazione
Ratei attivi			
– interessi attivi	38	26	12
– *cross currency swap* su prestito obbligazionario e *private placement*	7.747	1.483	6.264
– altri ratei attivi		23	(23)
Totale ratei	**7.785**	**1.532**	**6.253**
Risconti attivi:			
– premi assicurativi	400	284	116
– affitti passivi	59	22	37
– altri risconti attivi	1.045	1.116	(71)
Totale risconti	**1.504**	**1.422**	**82**
Totale	**9.289**	**2.954**	**6.335**

L'incremento dei ratei attivi rispetto al bilancio dell'esercizio 2002 è dovuto essenzialmente ai ratei per interessi maturati su strumenti finanziari derivati accesi dalla Capogruppo a fronte dell'emissione di un prestito obbligazionario sul mercato statunitense più dettagliatamente commentata nelle sezione "debiti - debiti di natura finanziaria".
La voce include i proventi netti derivanti dall'operazione di *swap* negoziata da Redfire, Inc. sul proprio *private placement* mentre, per quanto riguarda la Capogruppo, il saldo è costituito dai soli interessi attivi derivanti da tale contratto, mentre la parte passiva è esposta separatamente nei ratei passivi, trattandosi di flussi originati in due valute diverse, Dollaro USA e Euro, e pertanto non compensabili.

Patrimonio netto

Prospetto delle variazioni del patrimonio netto consolidato del Gruppo

	Saldo al 31 dicembre 2002	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 31 dicembre 2003
Capitale sociale	29.040					29.040
Riserva legale	5.808					5.808
Riserva per azioni proprie	31.000					31.000
Altre riserve						
Riserva straordinaria	7.982		239.420			247.402
Riserva in sospensione d'imposta	3.041					3.041
Avanzo di fusione	5.687					5.687
Riserva di consolidamento	186.211		(47.023)			139.188
Riserva conversione bilanci in valuta estera	(6.935)			14.158		7.223
Utili (perdite) portati a nuovo	130.403		(130.403)			
Utile (perdita) del periodo	86.669	(24.675)	(61.994)		79.823	79.823
Totale patrimonio netto del Gruppo	**478.906**	**(24.675)**		**14.158**	**79.823**	**548.212**
Capitale e riserve di terzi	(5.856)		(9)	(7.317)		(13.182)
Utile (perdita) di competenza di terzi	15.840		9	(15.849)	17.850	17.850
Totale patrimonio netto di terzi	**9.984**			**(23.166)**	**17.850**	**4.668**
Totale patrimonio netto	**488.890**	**(24.675)**		**(9.008)**	**97.673**	**552.880**

Al 31 dicembre 2003, il capitale sociale è costituito da 29.040.000 azioni ordinarie da € 1 nominali cadauna, comprensive di 1.000.000 azioni proprie destinate al piano di *stock option*.
L'utile dell'esercizio precedente è stato distribuito agli azionisti per € 24,7 milioni.
L'assemblea del 30 aprile 2003 della Capogruppo ha inoltre trasferito l'intero importo del conto "utili (perdite) portati a nuovo", pari a € 130,4 milioni al 31 dicembre 2002, al conto "altre riserve-riserva straordinaria" e deliberato la destinazione di parte dell'utile, per € 109,0 milioni, alla stessa riserva.

La movimentazione della riserva di conversione bilanci in valuta estera nel corso del 2003 si riferisce alle differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti principalmente dalle oscillazioni del Dollaro USA e in minor misura della valuta brasiliana, nonché alla differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo.

Raccordo con il patrimonio netto e l'utile della Capogruppo Davide Campari-Milano S.p.A.

	31 dicembre 2003		31 dicembre 2002	
	Patrimonio netto	Risultato del periodo	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	344.890	20.975	348.590	134.270
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	225.388	118.835	153.554	74.756
Eliminazione dei dividendi distribuiti da società consolidate		(61.161)		(120.885)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(11.641)	10.653	(22.293)	(1.808)
Allineamento dei criteri di valutazione	(6.926)	(5.980)	(945)	336
Altri	(3.500)	(3.500)		
Bilancio consolidato	**548.211**	**79.822**	**478.906**	**86.669**

La voce "altri" include l'importo stanziato a fronte di oneri stimati per la ristrutturazione di competenze aziendali e modifiche organizzative nell'ambito delle società costituenti il Gruppo, commentato nel paragrafo relativo ai fondi rischi.

Patrimonio netto di competenza di terzi

Le variazioni intervenute nelle quote di azionisti terzi rispetto al bilancio chiuso al 31 dicembre 2002 sono le seguenti:

% di competenza di terzi	31 dicembre 2003	31 dicembre 2002
O-Dodeca B.V.	25,00%	25,00%
Skyy Spirits, LLC	41,10%	41,10%
Sella & Mosca S.p.A.	–	22,38%

La quota del 22,38% di Sella & Mosca S.p.A., precedentemente detenuta da soci minoritari, è stata riacquistata dal Gruppo nel corso dell'esercizio.
In particolare, la movimentazione intervenuta nel patrimonio di terzi successivamente al 31 dicembre 2002 può essere così riassunta:

	Saldo al 31 dicembre 2002	Variazione quote	Dividendi (*)	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 31 dicembre 2003
Capitale e riserve di terzi	(5.856)	(6.061)	(16.706)	15.840	(399)		(13.182)
Utile (perdita) di competenza di terzi	15.840			(15.840)		17.850	17.850
Totale patrimonio netto di competenza di terzi	**9.984**	**(6.061)**	**(16.706)**		**(399)**	**17.850**	**4.668**

(*) *include gli acconti su dividendi distribuiti sugli utili dell'esercizio 2003*

Fondi rischi e oneri

La movimentazione del fondo rischi nel corso dell'esercizio è stata la seguente:

	31 dicembre 2002	Accantonamenti	Utilizzi	Variazioni perimetro	Altri movimenti	31 dicembre 2003
Fondo trattamento per quiescenza e obblighi simili	2.669	626	(679)	994	(36)	3.574
Fondi imposte						
Fondi per imposte	2.791	72	(1.080)		235	2.018
Fondi per imposte differite	9.566	2.139	4.671	635	(1.032)	15.979
Altri fondi:						
– oneri per ristrutturazione industriale	10.000		(3.515)			6.485
– rischi verso agenti	2.290		(565)		(574)	1.151
– altri	2.367	7.333	(1.135)		(23)	8.542
Totale altri fondi	**14.657**	**7.333**	**(5.215)**		**(597)**	**16.178**
Totale fondi rischi e oneri	**29.683**	**10.170**	**(2.303)**	**1.629**	**(1.430)**	**37.749**

La variazione di perimetro rappresenta l'effetto dell'entrata di Barbero 1891 S.p.A. nel perimetro di consolidamento, mentre la voce "altri movimenti" rappresenta gli effetti cambio derivanti dalla conversione dei bilanci in valuta, in buona parte attribuibili al dollaro statunitense.
Gli altri movimenti dei fondi rischi per agenti rappresentano invece un rilascio dei fondi stessi, come più sotto commentato.

Il fondo imposte differite rappresenta il saldo stanziato con riferimento alle appostazioni di carattere tributario presenti nei bilanci delle singole società del Gruppo, riferite essenzialmente ad ammortamenti anticipati e a rateizzazioni di plusvalenze patrimoniali, e del saldo netto delle imposte differite e anticipate relative alle scritture di consolidamento.
Gli utilizzi del periodo si riferiscono alla chiusura della scritture fatte a livello consolidato relative al trattamento del *leasing* sull'immobile ceduto da Davide Campari-Milano S.p.A. conformemente allo IAS 17.
La natura delle differenze temporanee più significative alla fine dell'esercizio è la seguente.

Fondo per imposte differite	31 dicembre 2003
Ammortamenti anticipati	3.516
Plusvalenze soggette a tassazione differita	1.557
Riserve soggette a tassazione in caso di distribuzione	8.331
Scritture di consolidamento e adeguamento ai principi contabili di Gruppo	2.575
Totale	**15.979**

Il fondo ristrutturazioni industriali, che al 31 dicembre 2002 era stato accantonato dalla Capogruppo e da Campari-Crodo S.p.A. a fronte del programma annunciato di ristrutturazione dei siti industriali del Gruppo, è stato parzialmente utilizzato nel corso dell'esercizio.
In particolare, per quanto riguarda la Capogruppo, a fronte di un fondo di € 5,2 milioni, si è provveduto nel corso dell'anno all'utilizzo dello stesso per € 1,1 milioni a fronte dello smantellamento della linea CampariSoda "vuoto a rendere" nello stabilimento di Sesto San Giovanni, come precedentemente descritto alla voce "immobilizzazioni materiali", nonché di oneri del personale.
Campari-Crodo S.p.A. a sua volta, a fronte di un fondo di € 4,8 milioni, ha utilizzato € 2,4 milioni per coprire i costi connessi con il trasferimento di alcuni impianti dallo stabilimento di Termoli, la cui attività è cessata nel corso dell'esercizio, allo stabilimento di Novi Ligure, nonché gli oneri legati al personale.

Il fondo rischi agenti si decrementa di € 0,6 milioni per effetto del passaggio a sopravvenienza di accantonamenti fatti nei precedenti esercizi da Campari-Crodo S.p.A. e Campari Italia S.p.A. a fronte di cause con agenti, risultanti eccedenti alla luce degli sviluppi intervenuti nel corso dell'esercizio. La rimanente movimentazione del fondo è attribuibile a utilizzi dello stesso.

Nella voce altri fondi, risulta l'iscrizione da parte della Capogruppo nel corso dell'esercizio di un fondo per € 2,7 milioni che riflette la stima dei futuri oneri per i processi di rinnovamento e sostituzione di funzioni direttive nell'ambito dell'attuale struttura societaria, nonché un importo di € 3,5 milioni a fronte di oneri stimati per la ristrutturazione di competenze aziendali e modifiche organizzative nell'ambito delle società costituenti il Gruppo.

Trattamento di fine rapporto di lavoro subordinato

La movimentazione del fondo di trattamento fine rapporto dal 31 dicembre 2002 è rappresentata di seguito. La variazione di perimetro è relativa al saldo di Barbero 1891 S.p.A. al 3 dicembre 2003, data di inclusione iniziale della società acquisita nell'area di consolidamento.

Saldo iniziale al 31 dicembre 2002	**13.137**
Variazione perimetro	2.554
Quota del periodo	1.693
Utilizzo del periodo e anticipazioni	(1.756)
Saldo finale al 31 dicembre 2003	**15.628**

Debiti

	31 dicembre 2003	31 dicembre 2002	Variazione
Obbligazioni - oltre 12 mesi	257.954		257.954
Banche - entro 12 mesi	30.112	122.131	(92.019)
Banche - oltre 12 mesi	3.863	16.284	(12.421)
Debiti verso altri finanziatori - entro 12 mesi	1		1
Debiti verso altri finanziatori - oltre 12 mesi	136.225	164.741	(28.516)
Acconti - entro 12 mesi	232	295	(63)
Fornitori - entro 12 mesi	130.465	136.942	(6.477)
Debiti verso imprese collegate - entro 12 mesi	2.601	1.216	1.385
Debiti verso imprese controllanti - entro 12 mesi		2	(2)
Debiti tributari - entro 12 mesi	32.923	21.343	11.580
Debiti tributari - oltre 12 mesi		2.352	(2.352)
Istituti di previdenza e sicurezza sociale - entro 12 mesi	4.437	4.405	32
Altri debiti - entro 12 mesi	19.328	29.408	(10.080)
Totale	618.141	**499.119**	**119.022**

Debiti di natura finanziaria

La composizione e la scadenza dei debiti verso banche, obbligazionisti e altri finanziatori al 31 dicembre 2003 si dettagliano come segue:

	31 dicembre 2003 entro 12 mesi	oltre 12 mesi	di cui oltre 5 anni	Totale	31 dicembre 2002 Totale
Debiti verso banche:					
– indebitamento bancario	30.112	3.863	518	33.975	125.030
– Credito Emiliano S.p.A. per *leasing* immobiliare					13.385
Totale debiti verso banche	**30.112**	**3.863**	**518**	**33.975**	**138.415**
Debiti verso obbligazionisti e altri finanziatori:					
– debiti verso obbligazionisti		257.954	257.954	257.954	
– *private placement*	–	134.600	108.736	134.600	163.116
– altri finanziamenti	1	1.625	1.196	1.626	1.625
Debiti verso altri finanziatori	**1**	**394.179**	**367.885**	**394.180**	**164.741**

L'indebitamento bancario a breve termine alla fine dell'esercizio è imputabile alle linee di finanziamento presso le banche accese dalla Capogruppo e, in minor misura, dalle controllate.
Include inoltre la quota a scadere dei finanziamenti e mutui a medio-lungo termine ricevuti dalle società Sella & Mosca S.p.A. e Zedda Piras S.p.A.
Tali finanziamenti, il cui debito residuo al 31 dicembre 2003 ammonta a € 4,9 milioni sono assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.
La quota corrente di tali finanziamenti è di € 1,1 milioni, mentre la parte rimborsabile oltre 5 anni ammonta a € 0,5 milioni.
L'analisi per valuta dei debiti verso le banche a fine esercizio è la seguente:

(controvalore in Euro)	31 dicembre 2003
Euro	28.940
Dollari USA	4.767
Altre valute	268
Totale	**33.975**

Il debito verso Credito Emiliano S.p.A., iscritto al 31 dicembre 2002 nei debiti verso le banche per un ammontare di € 13,4 milioni, e che si riferiva al *leasing* immobiliare sullo stabile occupato dalla Capogruppo e da alcune controllate in Milano, è stato estinto anticipatamente nel corso dell'anno e, come già commentato, l'immobile è stato successivamente ceduto a terzi.

Durante il mese di luglio, la Capogruppo ha completato il collocamento privato riservato al mercato istituzionale statunitense di un prestito obbligazionario per US$ 300,0 milioni.
Il prestito è strutturato in due *tranche* di US$ 100,0 milioni e US$ 200,0 milioni, con scadenze rispettivamente di 12 e 15 anni e rimborso in un'unica soluzione (*bullet*).
Le cedole semestrali, scadenti a gennaio e luglio, contrattualmente fissate ad un tasso fisso rispettivamente del 4,33% e del 4,63%, sono state modificate tramite un'operazione di *cross currency swap* che ha trasformato il tasso da fisso in variabile (Euribor 6 mesi più *spread* di 0,598% e 0,595%).

Contestualmente, al fine di sterilizzare il rischio di fluttuazione dei cambi dei futuri esercizi, la stessa operazione ha permesso di trasformare in Euro il debito originariamente denominato in Dollari USA, al cambio di 1,1630.

La voce "*private placement*", tra i debiti verso altri finanziatori, si riferisce all'emissione di *senior guaranteed notes*, messa in atto nell'esercizio 2002 da parte di Redfire, Inc. sul mercato statunitense e garantita dalla Capogruppo, per finanziare l'acquisizione della quota di maggioranza in Skyy Spirits, LLC.
La variazione della voce rispetto al 31 dicembre 2002 è data unicamente dalle variazioni intervenute nei tassi di cambio, essendo il debito denominato in Dollari USA, per un valore di US$ 170,0 milioni.
Tale differenza, originatasi in sede di conversione del bilancio di Redfire, Inc. da Dollari USA a Euro per l'inclusione nel consolidato, non genera pertanto alcun effetto sul conto economico del Gruppo, ma trova contropartita nelle riserve di conversione del patrimonio netto consolidato.

Poiché le sopramenzionate operazioni di *swap* sono qualificabili come a copertura delle specifiche posizioni di indebitamento descritte, non sono state valutate in bilancio al valore di mercato.

Gli altri debiti verso altri finanziatori sono invece relativi ad un contratto di finanziamento in capo a Campari-Crodo S.p.A. con il Ministero dell'Industria, del Commercio e dell'Artigianato, il cui rimborso è previsto in 10 rate annuali a partire dal 15 febbraio 2006.

Debiti verso fornitori

I debiti verso fornitori si riducono di € 7,6 milioni sotto l'effetto contrapposto di diverse componenti.
Da una parte Barbero 1891 S.p.A., neo-consolidata, presenta un saldo fornitori al 31 dicembre 2003 di € 16, 9 milioni; d'altra parte, gli effetti cambio hanno generato una riduzione del controvalore dei saldi in valuta, se paragonati con i controvalori al cambio del 31 dicembre 2002; tale fenomeno, importante sulla valuta statunitense, vale € 3,6 milioni.
Inoltre, al 31 dicembre 2002, i debiti verso fornitori includevano i debiti di Campari-Crodo S.p.A. per la realizzazione del nuovo stabilimento di Novi Ligure, pari a circa € 17,0 milioni, che sono stati pagati all'inizio dell'esercizio.
La variazione dei fornitori, depurata da tali effetti, consiste comunque in una riduzione netta imputabile a differenze negli stanziamenti di fine esercizio.

Debiti tributari

I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	31 dicembre 2003	31 dicembre 2002	Variazione
Imposte sul reddito	14.186	5.509	8.677
Imposta sul valore aggiunto	4.404	1.785	2.619
Imposta di fabbricazione sull'alcool	9.708	8.174	1.534
Ritenute e tasse diverse	4.625	5.875	(1.250)
Totale	**32.923**	**21.343**	**11.580**

Il debito per imposte sul reddito è esposto al netto degli acconti e delle ritenute subite.
Il forte aumento rispetto allo scorso anno è causato dall'aumento del saldo a debito della Capogruppo, causato dall'aumento del carico di imposta, commentato nella sezione del conto economico relativa alle imposte.
L'aumento dei debiti per IVA del Gruppo è generato in parte dai debiti registrati a fine anno dalla Capogruppo, relativo alla posizione netta delle società italiane che al 31 dicembre 2002 presentava un saldo creditorio iscritto nei crediti diversi.

Inoltre si registra un aumento dei debiti IVA della controllata brasiliana, per effetto delle maggiori vendite realizzate nel mese di dicembre.

Nelle ritenute e tasse diverse a breve termine è inclusa l'ultima quota relativa alla rateizzazione in 5 anni delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., ora incorporata in Campari-Crodo S.p.A., pari a € 2,4 milioni, classificata al 31 dicembre 2002 tra i debiti tributari oltre i 12 mesi.
La riduzione delle ritenute e tasse diverse è dovuta al pagamento da parte della Capogruppo del debito sorto in seguito alla chiusura delle liti pendenti e al condono fiscale, il cui costo era stato rilevato nello scorso esercizio.

Altri debiti

Gli altri debiti, che costituiscono una voce residuale relativa principalmente a cauzioni per imballi, premi di fine anno a clienti e debiti verso il personale si riduce fortemente rispetto allo scorso esercizio per effetto della riclassifica dei premi di fine anno per note credito da emettere a riduzione diretta dei crediti verso clienti, mentre fino allo scorso esercizio venivano classificati nei debiti diversi.

	31 dicembre 2003	31 dicembre 2002	Variazione
Cauzioni imballi	4.234	6.748	(2.514)
Premi clienti		9.885	(9.885)
Personale	8.818	6.193	2.625
Commissioni	1.706	1.591	115
Anticipi clienti	116	130	(14)
Altri	4.454	4.861	(407)
Totale	**19.328**	**29.408**	**(10.080)**

Il debito esposto a fronte di cauzioni imballi si è ridotto per effetto della chiusura delle linee "vuoto e rendere" e del conseguente mancato incremento nel corso dell'esercizio di tale debito, mentre si sono registrati dei rientri di imballi a fronte dei quali è stata restituita la cauzione.
L'incremento dei debiti per il personale è dovuto in buona parte all'effetto di inclusione di Barbero 1891 S.p.A., per la quale tali debiti ammontavano a € 1,1 milioni al 31 dicembre 2003.

Ratei e risconti passivi

	31 dicembre 2003	31 dicembre 2002	Variazione
Ratei passivi:			
– interessi su prestito obbligazionario e *private placement*	8.927	4.832	4.095
– *cross currency swap* su prestito obbligazionario	3.243		3.243
– altri interessi passivi	92	164	(72)
– altri ratei passivi	441	478	(37)
Totale ratei passivi	**12.703**	**5.474**	**7.229**
Risconti passivi:			
– risconti per contributi in conto impianti	1.066	828	238
– risconti su plusvalenza cessione immobile	6.588		6.588
– altri risconti passivi	852	557	295
Totale risconti passivi	**8.506**	**1.385**	**7.121**
Totale ratei e risconti passivi	**21.209**	**6.859**	**14.350**

I ratei per interessi passivi includono gli interessi maturati sul debito obbligazionario e sul *private placement* rispettivamente dalla Capogruppo e da Redfire, Inc., nonché gli oneri finanziari su *swap* registrati dalla Capogruppo e collegati al debito in oggetto.
La contropartita di tali oneri è iscritta nei ratei attivi, cui si rimanda. Come precedentemente accennato, la Capogruppo espone separatamente i ratei attivi e passivi derivanti da tale operazione di *swap* in quanto i flussi finanziari, negoziati in due valute diverse, Dollaro USA e Euro, non sono compensabili; al contrario in Redfire, Inc. viene esposto solo il saldo netto, classificato a fine esercizio nei ratei attivi.

I risconti passivi riportano, alla voce "risconti su plusvalenza cessione immobile", il risconto iscritto dalla Capogruppo e già commentato alla voce immobilizzazioni materiali, che rettifica la plusvalenza realizzata sulla vendita dell'immobile di Via Filippo Turati in Milano per un importo di € 6,9 milioni, al fine di tenere conto degli oneri di manutenzione straordinaria da effettuarsi durante il sessennio della locazione.
L'ammontare riportato nella tabella di € 6,6 milioni include la quota del risconto già utilizzata nel corso dell'esercizio a fronte dei canoni di locazione di competenza del periodo.

Conti d'ordine

	31 dicembre 2003	31 dicembre 2002	Variazione
Garanzie verso altre imprese:			
– Dogane per accise	29.899	20.183	9.716
– IVA a credito e transiti comunitari	69	69	
– concorsi a premio	1.075	2.183	(1.108)
– contratti pluriennali		168	(168)
– fidejussioni Campari-Crodo per investimenti Novi Ligure	2.343	2.343	0
– altri	3.621	1.048	2.573
Totale garanzie verso altre imprese	**37.007**	**25.995**	**11.012**
Impegni verso altre imprese:			
– impegni di durata ultrannuale per sponsorizzazioni	2.771	2.974	(203)
– impegni per contratti ad esecuzione differita		29.788	(29.788)
– altri impegni	15.743	577	15.166
Totale impegni verso altre imprese	**18.514**	**33.339**	**(14.825)**
Rischi - verso altre imprese	**87**		**87**
Totale conti d'ordine	**55.608**	**59.334**	**(3.726)**

Le fidejussioni a dogane per accise aumentano a fine esercizio per effetto dello *start-up* operativo dello stabilimento di Novi Ligure .

Gli impegni per contratti ad esecuzione differita, che la 31 dicembre 2002 includevano i debiti di Campari-Crodo S.p.A. nei confronti dei fornitori per la realizzazione dello stabilimento di Novi Ligure e l'acquisto dei macchinari, sono stati azzerati a fronte del pagamento nel corso dell'anno dei debiti residui per i principali contratti in essere.
Gli impegni di durata ultrannuale per sponsorizzazioni sono relativi agli accordi sottoscritti da Francesco Cinzano & C.ia. S.p.A., fusa nel corso dell'esercizio in Campari-Crodo S.p.A., per la sponsorizzazione del Gran Premio Motomondiale.

Gli altri impegni si riferiscono, al 31 dicembre 2003, all'impegno della Capogruppo verso Core One S.r.l. relativamente al contratto di locazione dell'immobile di Via Filippo Turati in Milano per gli anni 2004-2009, non prevedendo tale contratto la facoltà di recesso dallo stesso.

NOTE AL CONTO ECONOMICO CONSOLIDATO

Valore della produzione

Ricavi delle vendite e delle prestazioni

I ricavi delle vendite e delle prestazioni sono così composti:

	31 dicembre 2003	31 dicembre 2002	Variazione
Vendite della produzione principale al netto di accise	714.148	660.615	53.533
Accise	122.336	114.343	7.993
Vendite di vini e mosti per lavorazione	16.482	14.040	2.442
Riclassifica nella voce A5 - Servizi di produzione per conto terzi	(2.901)	(6.565)	3.664
Altri	1.926	197	1.729
Totale	**851.991**	**782.630**	**69.361**

L'andamento delle vendite, la loro articolazione per linea di prodotto e per area geografica sono commentati nella relazione degli amministratori sulla gestione.
La voce "altri" include essenzialmente gli omaggi e i recuperi di spese di trasporto.

Incrementi di immobilizzazioni per lavori interni

Tali incrementi si riferiscono, in entrambi i periodi posti a confronto, alla capitalizzazione di costi, prevalentemente di mano d'opera, inerenti l'attività agricola di Sella & Mosca S.p.A. volta alla costruzione di nuovi impianti di vigneto.

Altri ricavi e proventi

Il dettaglio della voce è il seguente:

	31 dicembre 2003	31 dicembre 2002	Variazione
Contribuzioni pubblicitarie ricevute	15.913	16.977	(1.064)
Contributi attivi su premi di fine anno	691	543	148
Servizi di produzione per conto terzi	4.047	6.494	(2.447)
Royalties attive	4.950	5.789	(839)
Proventi immobiliari	431	538	(107)
Vendite diverse	3.753	3.198	555
Contributi in conto capitale	172	791	(619)
Plusvalenze su vendite di cespiti	480	255	225
Altri	6.076	4.978	1.098
Totale	**36.513**	**39.563**	**(3.050)**

La riduzione delle contribuzioni pubblicitarie ricevute è attribuibile in maggior misura ai minori contributi ricevuti da Skyy Spirits, LLC e all'effetto cambio derivante dalla conversione della valuta statunitense. Si rimanda alla relazione degli amministratori sulla gestione per un più ampio commento della voce.

La voce servizi di produzione per conto terzi si riferisce quasi esclusivamente ai ricavi di Campari-Crodo S.p.A. derivanti dall'attività di imbottigliamento di Smirnoff Ice presso lo stabilimento di Sulmona, che ha subito nel corso dell'anno un ridimensionamento, causando la contrazione dei ricavi da essa derivanti.
Le *royalties* attive, maturate prevalentemente da Skyy Spirits, LLC sulle vendite di SKYY Blue, il *ready-to-drink* distribuito negli Stati Uniti da SABMiller, subiscono una contrazione rispetto allo scorso esercizio imputabile a un effetto cambi generato dal deprezzamento rispetto all'Euro della valuta statunitense.

La voce "altri" aumenta per effetto della penale di € 2,0 milioni ricevuta da Campari-Crodo S.p.A. per il mancato adempimento da parte di Diageo Operatons S.p.A. dell'obbligo di acquisto di materie prime in connessione con il conto lavorazione di Smirnoff Ice.

Costi della produzione

I costi della produzione sono così suddivisi.

	31 dicembre 2003	31 dicembre 2002	Variazione
Per materie prime, sussidiarie, di consumo e merci	297.801	273.006	24.795
Per servizi	228.465	213.581	14.884
Per godimento di beni di terzi	5.439	3.458	1.981
Per il personale	68.458	69.022	(564)
Ammortamenti e svalutazioni:			
– ammortamento immobilizzazioni immateriali	31.565	30.924	641
– ammortamento immobilizzazioni materiali	15.419	14.366	1.053
– altre svalutazione delle immobilizzazioni		1.953	(1.953)
– svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	456	1.052	(596)
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(4.621)	(13.816)	9.195
Accantonamento per rischi	1.075	4.145	(3.070)
Oneri diversi di gestione	127.334	120.442	6.892
Totale	771.391	**718.133**	**53.258**

Costi per servizi

Il dettaglio dei costi per servizi è il seguente:

	31 dicembre 2003	31 dicembre 2002	Variazione
Costi pubblicitari e promozionali	146.795	140.109	6.686
Trasporti	21.667	19.090	2.577
Provvigioni	15.421	15.473	(52)
Altri	44.582	38.909	5.673
Totale	228.465	**213.581**	**14.884**

Per quanto riguarda l'andamento dei costi pubblicitari e promozionali, che non ricomprendono in questa voce il costo di acquisto dei materiali pubblicitari classificati civilisticamente negli acquisti di materie di consumo, si rimanda alla relazione sulla gestione.
L'aumento dei costi di trasporto e della voce "altri" è dovuto a riclassifiche di alcune voci dai costi di materiali e dagli altri oneri del personale.
La voce "altri" include € 1,2 milioni di spese legali di Skyy Spirits, LLC relativamente a una causa in corso per l'utilizzo di un marchio.

Costi per il godimento dei beni di terzi

L'aumento di questi costi rispetto all'esercizio precedente è dovuto ai canoni di locazione dell'immobile di Via Filippo Turati in Milano, registrati dalla Capogruppo a seguito del riscatto anticipato del *leasing* e della vendita dell'immobile nel mese di luglio 2003.
Si segnala che, ai fini del bilancio consolidato, i canoni precedentemente registrati sul *leasing* in essere venivano eliminati da questa voce in conformità a quanto richiesto dal principio contabile internazionale IAS 17.

Costi per il personale

Il dettaglio dei costi del personale è il seguente:

	31 dicembre 2003	31 dicembre 2002	Variazione
Salari e stipendi	50.731	48.828	1.903
Oneri sociali	12.422	12.020	402
Trattamento di fine rapporto	1.693	1.678	15
Trattamento di quiescenza e simili	193	207	(14)
Altri costi	3.419	6.289	(2.870)
Totale	**68.458**	**69.022**	**(564)**

La riduzione globale della voce è dovuta ad una riclassifica di alcuni costi assicurativi dalla voce "altri costi" ai costi per servizi, già commentata al precedente paragrafo.
Al netto di questa riclassifica l'aumento è di circa 4%.

Ammortamenti

I tassi di ammortamento, la composizione e la movimentazione sono stati già precedentemente illustrati. Si specifica di seguito l'ammortamento dei marchi e della differenza di consolidamento per *brand*:

	31 dicembre 2003	31 dicembre 2002	Variazione
Prodotti ex Bols	3.438	3.386	52
Cinzano	3.411	3.463	(51)
Ouzo 12	1.088	1.089	(1)
Acquisizione brasiliana	3.860	3.860	
Skyy Spirits, LLC	12.908	12.973	(65)
Zedda PirasS.p.A. e Sella & Mosca S.p.A.	3.175	2.995	180
Barbero 1891 S.p.A.	577		577
Totale	**28.458**	**27.766**	**692**

Si rimanda ai commenti relativi alle immobilizzazioni immateriali per maggiori dettagli sulle differenze di consolidamento derivanti dalle variazioni dell'esercizio.

Accantonamenti per rischi

Gli accantonamenti per rischi per € 1,1 milioni sono da imputare essenzialmente alle controllate italiane, in particolare a Campari-Crodo S.p.A., che ha accantonato € 0,4 milioni per oneri previsti per la chiusura del contratto di produzione con il Gruppo Diageo conseguente all'avvio dello stabilimento di Novi Ligure e a Campari Italia S.p.A., per € 0,5 milioni, a fronte di premi di fine anno da erogare a clienti nonché di rettifiche alle vendite per omessi sconti per i quali a fine anno l'ammontare non è determinabile in modo certo e oggettivo.

Oneri diversi di gestione

Sono così composti:

	31 dicembre 2003	31 dicembre 2002	Variazione
Accise e contrassegni	121.491	114.028	7.463
Minusvalenze da alienazione immobilizzazioni	487	470	17
Imposte indirette e tasse	1.269	1.592	(323)
Altri oneri	4.087	4.352	(265)
Totale	**127.334**	**120.442**	**6.892**

Proventi e oneri finanziari

	31 dicembre 2003	31 dicembre 2002	Variazione
Proventi da partecipazioni			
– in altre imprese	71		71
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	18	29	(11)
Altri proventi finanziari da titoli iscritti nell'attivo circolante	1.536	2.827	(1.291)
Proventi diversi:			
– da imprese collegate	68	9	59
– da altre imprese	19.379	11.796	7.583
Interessi e oneri finanziari da altre imprese	(28.139)	(17.174)	(10.965)
Totale	**(7.067)**	**(2.513)**	**(4.554)**

I proventi da titoli iscritti nell'attivo circolante, che al 31 dicembre 2002 si riferivano a titoli detenuti localmente da società estere, nell'esercizio 2003 risultano iscritti dalla Capogruppo a fronte di titoli ceduti nel corso dell'esercizio.
I proventi diversi da imprese collegate sono registrati da Campari Finance Teoranta a fronte di un finanziamento concesso alla collegata Fior Brands Ltd., commentato alla voce "crediti verso società collegate", cui si rimanda.
I proventi diversi e gli oneri finanziari del periodo includono gli oneri derivanti dal prestito obbligazionario della Capogruppo, emesso nel mese di luglio 2003, e dal *private placement* di Redfire, Inc. emesso nello scorso esercizio, nonché gli oneri e proventi derivanti dai contratti di *swap* ad essi collegati.
Il costo netto legato a queste due operazioni, nel 2003, è risultato il seguente.

	Davide Campari-Milano S.p.A.	Redfire, Inc.	
	€	US$	€
Oneri finanziari verso obbligazionisti	(4.941)	(10.715)	(9.475)
Oneri finanziari su *swap*	(3.243)		
Proventi finanziari su *swap*	4.941	5.507	4.870
Totale netto	**(3.243)**	**(5.208)**	**(4.605)**

A commento della tabella di cui sopra, si segnala che gli interessi attivi e passivi sul contratto di *swap* della Capogruppo vengono esposti separatamente, non prevedendo il contratto una compensazione dei flussi per effetto dell'utilizzo di due valute diverse – Dollaro USA e Euro – a differenza del contratto in essere presso Redfire, Inc. per il quale viene esposto il saldo netto. Inoltre, per quanto riguarda Redfire, Inc., vengono presentati i saldi originari in Dollari USA e i controvalori in Euro derivanti dalla conversione del bilancio della controllata ai fini del consolidamento.
Si segnalano inoltre differenze cambio attive per € 4,5 milioni iscritte tra i proventi finanziari e passive per € 5,3 milioni iscritte tra gli oneri finanziari, entrambe riferite a differenze cambio realizzate da Campari International S.A.M. sulle proprie operazioni commerciali in valuta.
Tra i proventi finanziari dell'esercizio, figura infine un importo di € 2,5 milioni a fronte dell'estinzione anticipata di un'operazione di copertura da parte della Capogruppo, mentre la rimanente parte di tale voce è rappresentata prevalentemente da interessi attivi su depositi bancari e su depositi a termine della Capogruppo stessa e di alcune controllate estere.

Gli oneri finanziari del periodo, oltre agli oneri relativi ai prestiti obbligazionari e alle differenze cambio di cui sopra, comprendono € 1,1 milioni per oneri finanziari su contratti di *swap* collegati ai titoli detenuti dalla

Capogruppo nel corso dell'esercizio a cui corrispondono per pari importo proventi indicati nella voce "altri proventi finanziari da titoli iscritti nell'attivo circolante" e più sopra commentati; € 2,8 milioni per interessi passivi relativi all'esposizione della Capogruppo nella prima metà dell'esercizio. € 1,3 milioni per oneri finanziari delle società controllate.

Rettifiche di valore delle attività finanziarie

	31 dicembre 2003	31 dicembre 2002	Variazione
Rivalutazioni di partecipazioni	33	305	(272)
Svalutazioni di partecipazioni	(643)	(689)	46
Totale	(610)	(384)	(226)

Le rettifiche di valore delle attività finanziarie includono le variazioni derivanti dal confronto dei valori delle partecipazioni in società controllate non consolidate e collegate con i corrispondenti patrimoni netti.
In particolare, le svalutazioni si riferiscono alle perdite dell'esercizio registrate in capo a Qingdao Sella & Mosca Winery Co. Ltd per € 0,1 milioni, e a Société Civile Immobiliare du Domaine de la Margue per € 0,6 milioni.

Proventi e oneri straordinari

	31 dicembre 2003	31 dicembre 2002	Variazione
Plusvalenze da alienazioni	34.447	5.676	28.771
Proventi vari	3.581	25.563	(21.982)
Minusvalenze da alienazioni	(5)	(10)	5
Oneri vari	(12.213)	(12.732)	519
Imposte relative ad esercizi precedenti	(183)	(23)	(160)
Totale	25.627	18.474	7.153

Le plusvalenze da alienazioni si riferiscono quasi esclusivamente alla cessione dell'immobile di Via Filippo Turati in Milano da parte della Capogruppo a seguito del riscatto anticipato del *leasing* in essere alla fine dello scorso esercizio; tale vendita ha generato una plusvalenza consolidata di € 33,7 milioni al lordo dell'effetto fiscale e al netto del risconto di € 6,9 milioni più sopra commentato.
La parte di risconto sulla plusvalenza di competenza dell'esercizio è pari a € 0,4 milioni.
Sono inoltre incluse, per € 0,4 milioni, plusvalenze su vendite di immobili civili da parte di Campari-Crodo S.p.A.

I proventi vari includono per € 0,6 milioni il rilascio di fondi rischi connessi ad agenti, da parte di Campari-Crodo S.p.A. e Campari Italia S.p.A.; per la rimanente parte, includono sopravvenienze attive delle società italiane relativamente ad accantonamenti effettuati nel precedente esercizio.

Gli oneri vari includono la svalutazione, da parte di Campari Italia S.p.A., dell'ammontare residuo relativo alle attrezzature commerciali, ovvero gli imballi del ciclo "vuoto a rendere", per un importo di € 3,8 milioni. Tale svalutazione è stata classificata negli oneri straordinari in quanto considerata come fatto eccezionale non inerente la normale operatività del Gruppo.
Inoltre la Capogruppo ha stanziato un importo di € 2,7 milioni a fronte di futuri oneri per i processi di rinnovamento e sostituzione di funzioni direttive nell'ambito dell'attuale struttura mentre un importo di € 3,5 milioni è stato stanziato a fronte di oneri stimati per la ristrutturazione di competenze aziendali e modifiche organizzative nell'ambito delle società costituenti il Gruppo.

Imposte sul reddito del periodo

Il risultato prima delle imposte e le imposte sul reddito dell'esercizio si dettagliano come segue.

	31 dicembre 2003	31 dicembre 2002	Variazione
Risultato prima delle imposte	138.022	123.403	14.619
Imposte sul reddito del periodo:			
– correnti	37.169	27.116	10.053
– differite	3.180	(6.222)	9.402
Totale imposte sul reddito	**40.349**	**20.894**	**19.455**

La maggiore incidenza delle imposte sul reddito che emerge dal confronto sopraesposto tra le imposte totali dell'esercizio e il risultato ante imposte, nei due esercizi posti a confronto, è il risultato di diverse componenti.
Tra le più rilevanti, si segnala la riduzione degli effetti positivi sull'aliquota IRPEG di cui la Capogruppo aveva beneficiato negli esercizi precedenti, ai sensi dell'agevolazione prevista dal D.Lgs. 466 del 18 dicembre 1997, Dual Income Tax, spettante alle società neo-quotate, sterilizzata a seguito degli interventi normativi introdotti con la Legge 383/2001.
Inoltre si ricorda che Campari-Crodo S.p.A. aveva, nel precedente esercizio, beneficiato dell'effetto positivo sull'aliquota IRPEG derivante dall'agevolazione Tremonti *bis* sull'investimento nel nuovo stabilimento di Novi Ligure.
L'analisi della differenza tra l'aliquota teorica in base alle aliquote fiscali vigenti in Italia e quella effettiva del Gruppo è la seguente.

(%)	31 dicembre 2003
Aliquota teorica	38,25
Aliquote effettiva	29,23
Differenza rispetto all'aliquota teorica:	**–9,02**
Spiegata da:	
– maggiore (minore) incidenza fiscale delle imprese estere rispetto all'aliquota teorica italiana	–8,58
– benefici fiscali derivanti da norme agevolative, società italiane	–0,73
– differenze permanenti	+2,97
– effetto *minorities Skyy Spitits*, LLC non soggette a imposta in capo al Gruppo	–4,95
– effetto fiscale rettifiche di consolidato	+2,27
Totale	–9,02

Risultato del periodo di pertinenza di terzi

Rispetto ai dati del 2002 posti a confronto, la quota di risultato di pertinenza di terzi non include più al 31 dicembre 2003 la quota di spettanza degli azionisti minoritari di Sella & Mosca S.p.A., in quanto riacquisita da Zedda Piras S.p.A. nel corso dell'esercizio.
Si precisa per entrambi i periodi posti a confronto, che la quota di minoranza di pertinenza di Skyy Spirits LLC si intende al lordo delle imposte trattandosi di una *limited liability company* e pertanto non soggetta a imposte statali o federali ad eccezione delle *minimum tax* previste da alcuni stati.
Ogni socio è infatti direttamente responsabile degli utili e delle perdite fiscali derivanti dalla sua partecipazione alla società ed assolve al pagamento delle imposte dovute.

ALTRE INFORMAZIONI

Risultati per aree di attività

Per i risultati e commenti per area di attività si rimanda alla relazione degli amministratori sulla gestione.

Dati relativi ai dipendenti

Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

Per categoria	31 dicembre 2003	31 dicembre 2002	Variazione
Dirigenti	62	63	(1)
Impiegati	773	713	60
Operai	555	570	(15)
Totale	1.390	1.346	44

Per area geografica	31 dicembre 2003	31 dicembre 2002	Variazione
Italia	747	709	37
Estero	643	636	7
Totale	1.390	1.346	44

Si segnala che l'inclusione di Barbero 1891 S.p.A. non ha prodotto alcun effetto rilevante sull'organico medio dell'esercizio, essendo stata incorporata a far data dal 3 dicembre 2003.

Ammontare dei compensi ad amministratori e sindaci

I compensi complessivamente spettanti per l'esercizio 2003 agli amministratori e ai sindaci della Capogruppo per lo svolgimento di tali funzioni nella Capogruppo stessa e in altre imprese consolidate, suddivisi tra compensi per la carica e altri compensi percepiti sono di seguito dettagliati.

	31 dicembre 2003		31 dicembre 2002	
	Compensi per la carica	Totale compensi percepiti	Compensi per la carica	Totale compensi percepiti
Amministratori	3.737	5.630	3.134	4.348
Sindaci	332	332	312	312
Totale	4.069	5.962	3.446	4.660

Il Presidente
del Consiglio di Amministrazione
(Luca Garavoglia)

Allegati al bilancio consolidato

ELENCO DELLE PARTECIPAZIONI

ai sensi dell'articolo 126 della delibera Consob 11971 del 14 maggio 1999 e successive modifiche

Impresa controllante

Denominazione, sede, attività	Capitale al 31 dicembre 2003 Valuta	Importo
Davide Campari-Milano S.p.A. - Milano Società *holding* e di produzione	€	29.040.000

Imprese controllate consolidate con il metodo integrale

Denominazione, sede, attività	Capitale al 31 dicembre 2003 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Italia					
Barbero 1891 S.p.A. Società di produzione e commerciale - Canale	€	22.350.000	100,00		
Campari Italia S.p.A. Società commerciale - Milano	€	1.220.076		100,00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Società *holding* e di produzione - Milano	€	61.000.000	100,00		
S.A.M.O. S.p.A. Società commerciale - Milano	€	104.000		100,00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Società di produzione e commerciale - Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Società di produzione e commerciale Cagliari (sede operativa Alghero)	€	3.276.000		100,00	Campari-Crodo S.p.A.
Europa					
Campari Deutschland GmbH Società commerciale - Monaco	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Società finanziaria - Dublino	€	1.000.000	100,00		
Campari France S.A. Società di produzione - Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M. Società commerciale - Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Società commerciale - Zug	CHF	2.000.000	100,00		
DI.CI.E. Holding B.V. Società *holding* - Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V. Società *holding* - Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Società commerciale - Argiropoulis, Attika	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V. Società *holding* - Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA Società di servizi - Funchal	€	5.000	100,00		
Sovinac S.A. Società immobiliare - Bruxelles	€	613.600		100,00	Lacedaemon Holding B.V.

Imprese controllate consolidate con il metodo integrale (segue)

Denominazione, sede, attività	Capitale al 31 dicembre 2003 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Americhe					
Campari do Brasil Ltda. Società di produzione e commerciale - Barueri	BRC	243.202.100	100,00		
Gregson's S.A. Società proprietaria di marchi - Montevideo	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc. Società *holding* - Wilmington, Delaware	US$	115.450.000	100,00		
Skyy Spirits, LLC Società commerciale - Wilmington, Delaware (sede operativa San Francisco)	US$	15.348.729		58,90	Redfire, Inc.

Altre partecipazioni

Denominazione, attività, sede	Capitale al 31 dicembre 2003 Valuta	Importo	% posseduta dalla Capogruppo diretta	Indiretta	soggetto azionista diretto	valore di carico € migliaia	Criterio di valutazione
Imprese controllate consolidate con il metodo del patrimonio netto							
Qingdao Sella & Mosca Winery Co. Ltd. Società di produzione e commerciale Qingdao (Cina)	US$	3.000.000		93,67	Sella & Mosca S.p.A.	2.028	Patrimonio netto
Société Civile Immobiliaire du Domaine de la Margue Società di produzione e commerciale Saint Gilles (Francia)	€	4.793.184		100,00	Sella & Mosca S.p.A.	4.998	Patrimonio netto
Imprese collegate							
Fior Brands Ltd. Società commerciale - Stirling	GBP	100		50,00	DI.CI.E. Holding B.V.	0	Patrimonio netto
International Marques V.o.f. Società commerciale - Harleem	€	210.000		33,33	DI.CI.E. Holding B.V.	103	Patrimonio netto
Longhi & Associati S.r.l. Società di servizi - Milano	€	10.400		40,00	Lacedaemon Holding B.V.	152	Patrimonio netto
M.C.S. S.c.a.r.l. Società commerciale - Bruxelles	€	464.808		33,33	DI.CI.E. Holding B.V.	271	Patrimonio netto
SUMMA S.L. Società commerciale - Madrid	€	342.000		30,00	DI.CI.E. Holding B.V.	58	Patrimonio netto

RELAZIONE ANNUALE DEL CONSIGLIO DI AMMINISTRAZIONE SULLA CORPORATE GOVERNANCE

Davide Campari-Milano S.p.A. (la "Società" e, unitamente alle proprie controllate, il "Gruppo"), ha adottato, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle Società Quotate (il "Codice").
La presente relazione è stata predisposta seguendo le linee guida per la redazione della relazione di *corporate governance* emanate da Borsa Italiana S.p.A., nonché quelle recentemente pubblicate da Assonime – Associazione fra le società italiane per azioni.
Essa ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* prescelto dalla Società e sulla concreta attuazione delle raccomandazioni contenute nel Codice.

I Sezione – 1. Struttura di *governance* della Società

Il modello di amministrazione e di controllo adottato dalla Società è quello tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.

1.1. Consiglio di Amministrazione

Secondo quanto previsto dall'articolo 13 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da undici a diciannove membri, da nominarsi dall'Assemblea ordinaria, che provvede altresì a determinarne il numero.
Al Consiglio di Amministrazione spettano i più ampi poteri per l'amministrazione ordinaria e straordinaria della Società al fine di conseguire l'oggetto sociale.
Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.
A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo, nonché di definire e applicare le regole del governo societario, nel rispetto delle normative vigenti, e di verificare le procedure di controllo interno.
I componenti del Consiglio di Amministrazione durano in carica per un periodo variabile da uno a tre esercizi e sono rieleggibili.

1.2. Collegio sindacale

L'articolo 26 dello Statuto stabilisce che il Collegio Sindacale è costituito da tre sindaci effettivi e da tre sindaci supplenti.
Il Collegio Sindacale, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile nonché dell'osservanza della legge e dello Statuto.
Il controllo contabile è invece esercitato da una società di revisione.
I sindaci durano in carica tre esercizi e sono rieleggibili.

1.3. Assemblee

Lo svolgimento delle Assemblee è disciplinato da un apposito regolamento approvato con deliberazione dell'Assemblea ordinaria del 2 maggio 2001 (il "Regolamento").
A esse partecipano di regola tutti gli Amministratori e l'intero Collegio Sindacale.
Il Regolamento disciplina lo svolgimento delle Assemblee ordinarie e straordinarie, nonché in quanto compatibili, delle Assemblee speciali, regolando le modalità di partecipazione alle stesse, la verifica della legittimazione, con particolare riferimento alla raccolta delle deleghe, i poteri del Presidente in ordine alla costituzione dell'Assemblea, all'apertura dei lavori, alla discussione e alla modalità di espletamento delle votazioni e del conteggio dei voti.
Secondo l'articolo 2 del Regolamento, possono intervenire alle Assemblee i soci e i titolari di diritti di voto o i loro rappresentanti che presentino idonea certificazione rilasciata dall'intermediario, in conformità alla normativa vigente.

I soci hanno la facoltà di farsi rappresentare in Assemblea purché la delega sia sottoscritta dall'intestatario della predetta certificazione o da un suo legale rappresentante o da uno specifico mandatario.
Coloro che partecipano in rappresentanza di uno o più aventi diritto di voto devono documentare la propria legittimazione e rilasciare dichiarazione di insussistenza di cause ostative alla rappresentanza.
L'avente diritto al voto che partecipa all'Assemblea non può contemporaneamente rilasciare delega per parte dei propri voti, tuttavia è possibile delegare soggetti diversi per i diversi argomenti all'ordine del giorno, ciascuno per la totalità dei voti spettanti.
In tal caso la delega deve riportare gli argomenti per i quali è rilasciata.
Conformemente all'articolo 13 del Codice, gli Amministratori si adoperano, per quanto di propria competenza, per incoraggiare e facilitare la partecipazione più ampia possibile degli azionisti alle Assemblee.
Le Assemblee sono occasione anche per la comunicazione agli azionisti di informazioni sulla Società e sul Gruppo, nel rispetto della disciplina sulle informazioni *price sensitive*.

1.4. Composizione del capitale azionario
Il capitale sociale è composto interamente da azioni ordinarie.
Alicros S.r.l., ai sensi dell'articolo 93 del D.Lgs 58/1998, è il socio di controllo della Società.

II Sezione – Informazioni sull'attuazione delle previsioni del Codice

2. Consiglio di Amministrazione

2.1. Ripartizioni delle deleghe e delle competenze
Ai sensi dell'articolo 17 dello Statuto, il Consiglio di Amministrazione può delegare i poteri che riterrà opportuni per la gestione della Società, con i connessi poteri di rappresentanza, a un Comitato Esecutivo e/o a uno o più membri del Consiglio di Amministrazione con la qualifica di Amministratore/i Delegato/i.
Attualmente il Comitato Esecutivo non è istituito.
Lo Statuto prevede che il Consiglio di Amministrazione si riunisca per esaminare l'andamento della gestione e le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe, nonché per deliberare sulle operazioni di maggiore rilievo effettuate dal Gruppo e su quelle in posizione di potenziale conflitto di interesse.
Anche in mancanza di una espressa previsione statutaria, ma in via di prassi societaria, sono rimesse alla competenza del Consiglio di Amministrazione le attribuzioni indicate all'articolo 1.2. del Codice; in particolare il Consiglio di Amministrazione esamina e approva i piani strategici e finanziari della Società e la struttura societaria del Gruppo.
Sono altresì di competenza del Consiglio di Amministrazione, oltre alle materie riservategli dalla legge e dallo Statuto, le delibere relative ad atti che per valore o tipologia esulino dalle procure degli Amministratori Delegati oppure quelle che gli stessi ritengano opportuno sottoporre al suo esame per particolari motivi.
Le deleghe attribuite consentono agli Amministratori Delegati di operare disgiuntamente per atti di gestione ordinaria, secondo soglie di valore fissate a seconda della categoria di atti e, con firma abbinata a due, per gli atti di gestione ordinaria di valore eccedente le soglie previste e per taluni atti di gestione straordinaria.
Ai sensi dell'articolo 18 dello Statuto, gli Amministratori cui siano stati delegati poteri devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe, sulle operazioni di maggior rilievo effettuate dalla Società o dalle società del Gruppo.
L'approvazione preventiva delle operazioni più significative, quali ad esempio le acquisizioni e cessioni di aziende rilevanti, è demandata al Consiglio di Amministrazione.
Si ritengono comunque operazioni significative tutte le operazioni il cui valore eccede i limiti fissati per il compimento degli atti con firma congiunta.

2.2. Presidente del Consiglio di Amministrazione
Al Presidente del Consiglio di Amministrazione spetta la rappresentanza della Società di fronte ai terzi e in giudizio, nonché l'esercizio del diritto di voto nelle assemblee delle società partecipate, con facoltà di delega.

Il Presidente coordina le attività del Consiglio di Amministrazione e guida lo svolgimento delle relative riunioni; presiede inoltre le Assemblee della Società e ne disciplina lo svolgimento in conformità alle previsioni statutarie e del Regolamento.
Poiché non gli sono state conferite deleghe gestionali, egli può essere qualificato come Amministratore non esecutivo.

2.3. Operazioni con parti correlate

Secondo quanto prevede l'articolo 18 dello Statuto e in osservanza di quanto stabilito dall'articolo 150 del D.Lgs 58/1998, gli Amministratori Delegati devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, tra l'altro, sulle operazioni effettuate dalla Società o dal Gruppo in potenziale conflitto di interesse.
Le operazioni con parti correlate maggiormente significative compiute nel corso del 2003 sono indicate nella Relazione sulla Gestione, a cui si rimanda.
Il Consiglio di Amministrazione del 26 febbraio 2004 ha approvato una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.
Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.
Costoro, qualora ravvisino una operazione nella quale abbiano un interesse, personale o per conto di terzi, ovvero una operazione con parti correlate, aventi un valore non inferiore a € 1.000,00 devono astenersi dal compierla dandone completa informazione a un Amministratore esecutivo della propria società o, qualora il soggetto avente l'interesse sia egli stesso Amministratore esecutivo, al proprio Consiglio di Amministrazione.
L'Amministratore esecutivo, ovvero il Consiglio di Amministrazione, valutata l'opportunità e convenienza economica dell'operazione posta alla sua attenzione, ne può autorizzare il compimento.
La Società ha così recepito le raccomandazioni del Codice in ordine alla determinazione di linee guida per l'identificazione delle operazioni con parti correlate conformandosi in tal modo sia alle comunicazioni Consob in materia sia all'articolo 2391 cod. civ. così come modificato dalla recente riforma del diritto societario.
L'allontanamento dei soggetti portatori di interessi propri alle deliberazioni, nonché l'eventuale richiesta di *legal* o *fairness opinion* sono previsti ai sensi dell'articolo 11 del Codice.

2.4. Composizione del Consiglio di Amministrazione

Come già accennato, secondo quanto previsto dall'articolo 13 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da un numero di amministratori variabile da un minimo di undici a un massimo di diciannove membri, secondo quanto deliberato dall'Assemblea, che procede alla loro nomina.
Il Consiglio di Amministrazione è attualmente composto da 14 membri.
Si riportano di seguito i nomi dei componenti del Consiglio di Amministrazione alla data dell'approvazione del progetto di bilancio per l'esercizio chiuso al 31 dicembre 2003, con l'indicazione in corsivo degli incarichi rivestiti nel Gruppo dai consiglieri esecutivi:

• Luca Garavoglia	Presidente (non esecutivo)
• Carlo Pasquale Campanini Bonomi	non esecutivo - indipendente
• Jörn Böttger	*Managing Director Business Unit* Italia (*)
• Matteo D'Asta	non esecutivo
• Cesare Ferrero	non esecutivo - indipendente
• Franzo Grande Stevens	non esecutivo - indipendente
• Paolo Marchesini	*Chief Financial Officer*
• Marco Pasquale Perelli-Cippo	*Chief Executive Officer (*)*
• Giovanni Rubboli	non esecutivo - indipendente
• Renato Ruggiero	non esecutivo - indipendente
• Stefano Saccardi	*Officer Legal Affairs and Business Development (*)*
• Vincenzo Visone	*Deputy Chief Executive Officer*
• Marco Vitale	non esecutivo - indipendente
• Anton Machiel Zondervan	non esecutivo - indipendente

Agli Amministratori il cui nominativo è contrassegnato da un asterisco sono state conferite deleghe operative nella Società e la carica di Amministratore Delegato.
Gli Amministratori sopra indicati sono stati nominati dall'Assemblea ordinaria del 12 maggio 2001, ad eccezione di Carlo Pasquale Campanini Bonomi e Matteo D'Asta, nominati dall'Assemblea ordinaria del 30 aprile 2002.
Tale Consiglio di Amministrazione verrà a scadere con l'approvazione del bilancio dell'esercizio chiuso al 31 dicembre 2003.
Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.
Il curriculum vitae di ciascun Amministratore è disponibile presso la Direzione *Investor Relations*, mentre le caratteristiche professionali del *management* sono riportate in sintesi sul sito www.campari.com/ir.
Non è fissato statutariamente un numero minimo di riunioni del Consiglio di Amministrazione.
Nel 2003 si sono tenute 6 riunioni del Consiglio di Amministrazione, caratterizzate dalla regolare presenza dei consiglieri e da un numero limitato di assenze, comunque giustificate; è previsto che nel corso del 2004 si tenga un numero sostanzialmente analogo di riunioni.
Per la partecipazione alle riunioni dei Consiglieri di Amministrazione si richiama la tabella 1 allegata alla presente Relazione.
In vista delle riunioni del Consiglio di Amministrazione, vengono fornite agli amministratori con ragionevole anticipo, ove possibile, la documentazione e le informazioni necessarie ai fini delle delibere consiliari.
Il flusso di informazioni ai membri del Consiglio di Amministrazione è adeguato e tempestivo.

2.5. Altre cariche ricoperte dagli amministratori

Gli Amministratori che alla data del 31 dicembre 2003 ricoprivano cariche di Amministratore o Sindaco in altre società quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni, sono i seguenti:

- Luca Garavoglia: Consigliere di Amministrazione FIAT S.p.A.;
- Cesare Ferrero: Consigliere di Amministrazione di Autostrada Torino - Milano S.p.A., Pininfarina S.p.A.; Presidente del Collegio Sindacale di FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.Az., I.F.I. S.p.A., ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A.; Sindaco Effettivo di I.F.I.L. S.p.A., R.C.S. Investimenti S.p.A., Toro Assicurazioni S.p.A, P. Ferrero & C. S.p.A. e Banca Passadore S.p.A.;
- Franzo Grande Stevens: Presidente del Consiglio di Amministrazione di P. Ferrero & C. S.p.A., Juventus F.C. S.p.A.; Consigliere di Amministrazione di Banca del Piemonte S.p.A., Banca Sella S.p.A., Bansel S.p.A., Exor Group S.A., FIAT S.p.A., I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A., S.E.I. S.p.A., La Rinascente S.p.A., Toro Assicurazioni S.p.A., Vittoria Capital N.V., Yura International Holding B.V. e Yurass N.V.;
- Renato Ruggiero: Presidente di Citigroup Svizzera, Vice Presidente di European Investment Bank-Citigroup; membro dell'*Advisory Board* di Coca Cola e General Electric Europe
- Marco Vitale: Presidente del Consiglio di Amministrazione di Bipiemme Gestioni S.G.R.; Vice Presidente del Consiglio di Amministrazione di Banca Popolare di Milano S.c. a r.l.; Consigliere di Amministrazione di A.S.M. Brescia S.p.A., Banca Etica S.G.R., Pictet International Capital Management, Pictet & C. S.I.M. S.p.A., Recordati S.p.A., SNIA S.p.A., Sorin S.p.A. e membro del *Supervisory Board* di Deutz A.G.;
- Anton Machiel Zondervan: *Chairman of the Executive Board* di Koninklijke Wessanen N.V., membro del *Supervisory Board* di Doeksen Transport Group.

2.6. Amministratori non esecutivi e indipendenti

Lo Statuto non prevede un numero minimo di Amministratori non esecutivi o indipendenti, tuttavia la Società in via di prassi, conformemente all'articolo 2 del Codice, si è dotata di Amministratori non esecutivi che per numero e autorevolezza hanno un peso significativo nell'assunzione delle delibere.

Infatti alla data di approvazione del progetto di bilancio dell'esercizio chiuso al 31 dicembre 2003 la maggior parte degli Amministratori sono non esecutivi, i quali possono considerarsi indipendenti, a eccezione di Luca Garavoglia e di Matteo D'Asta.
Infatti, 7 consiglieri su 14 sono indipendenti.
La verifica del grado di indipendenza degli amministratori è stata eseguita dal Consiglio di Amministrazione alla luce dei principi del Codice e, in particolare, dei criteri specificati all'articolo 3.
Si precisa altresì che il consigliere Franzo Grande Stevens presta consulenza legale a favore del Gruppo non di rilevanza tale da condizionarne l'autonomia di giudizio.

2.7. Comitati
Lo Statuto prevede espressamente che il Consiglio di Amministrazione possa costituire un comitato per il controllo interno ("Comitato Audit") nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine").
Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione e hanno un ruolo consultivo e propositivo.

2.7.1. Il Comitato Remunerazione e Nomine
Il Consiglio di Amministrazione ha istituito un Comitato Remunerazione a cui, per ragioni di maggiore razionalizzazione, sono state accorpate le funzioni del Comitato per le proposte di nomina.
Il Comitato di Remunerazione e Nomine è composto interamente da Amministratori indipendenti, nelle persone di Franzo Grande Stevens, Presidente, Giovanni Rubboli e Renato Ruggiero.
Esso ha il compito di formulare proposte per la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici e di coloro che ricoprano ruoli-chiave nella dirigenza della Società, nonché proposte per una migliore allocazione delle risorse umane all'interno del Gruppo.
Le proposte del Comitato Remunerazione e Nomine non riguardano i membri del Comitato Remunerazione e Nomine stesso.
Nel corso del 2003 il Comitato Remunerazione e Nomine si è riunito due volte, in entrambe le occasioni hanno partecipato tutti i membri, e ha presentato al Consiglio di Amministrazione le proprie proposte per quanto di competenza senza aver fatto ricorso a consulenti esterni.
Il Consiglio di Amministrazione ha deliberato in conformità alle proposte formulate dal Comitato Remunerazione e Nomine.
Le tematiche affrontate dal Comitato Remunerazione e Nomine nel corso del 2003 hanno riguardato la struttura organizzativa e l'organigramma del Gruppo, la remunerazione degli Amministratori esecutivi e del *top management*, nonché l'aggiornamento del piano di *stock option*.
La remunerazione degli Amministratori esecutivi e del *top management* del Gruppo è legata in misura significativa ai risultati economici conseguiti dal Gruppo e dalle singole società in cui essi operano.
Le informazioni di dettaglio sulle remunerazioni degli Amministratori sono indicate nella Nota Integrativa al Bilancio della Società a cui si rimanda.
La Società ha attuato, previa delibera del Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine e in conformità ad un piano-quadro deliberato dall'Assemblea ordinaria, un piano di *stock option* per il Presidente del Consiglio di Amministrazione, gli Amministratori esecutivi e per il *top management* del Gruppo.
Tale programma prevede l'attribuzione di opzioni esercitabili a partire dal 2006 per l'acquisto di azioni della Società al prezzo prefissato di € 31,00 per azione.

2.7.2. Il Comitato per il controllo interno
Il Consiglio di Amministrazione ha istituito un Comitato Audit composto interamente da Amministratori indipendenti, nelle persone di Giovanni Rubboli, Presidente, Cesare Ferrero e Marco Vitale.
La funzione del Comitato Audit, conformemente ai compiti specificati nell'articolo 10 del Codice, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.

Le tematiche affrontate dal Comitato Audit nel corso del 2003 hanno riguardato il livello di controllo interno relativo alle spese pubblicitarie e promozionali, la gestione degli sconti commerciali per le principali società del Gruppo, nonché gli aggiornamenti del *risk assessment* delle consociate Campari do Brasil Ltda., Skyy Spirits, LLC, Zedda Piras S.p.A. e Sella & Mosca S.p.A.
Alle riunioni del Comitato Audit partecipa solitamente il Presidente del Collegio Sindacale o altro Sindaco da questi designato.
Per la partecipazione alle riunioni del Comitato Audit si richiama la tabella 1 allegata alla presente Relazione.
Il rapporto tra Comitato Audit e Collegio Sindacale è improntato al continuo scambio di informazioni sui principali temi di controllo interno trattati negli *audit* periodici, conformemente allo svolgimento del piano annuale di *audit* e all'aggiornamento del *risk assessment* di Gruppo e delle singole società controllate.

3. Funzioni e procedure aziendali

3.1. Procedure per il trattamento delle informazioni riservate

La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate" (la "Procedura"). Tale Procedura contiene la definizione di quali informazioni possono essere considerate riservate o *price sensitive*, definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.
La Procedura si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo. Sono responsabili per la gestione delle informazioni riservate gli Amministratori Delegati delle società del Gruppo nonché, per quanto attiene alle acquisizioni e dismissioni, il *Chief Executive Officer* e l'*Officer Legal Affairs and Business Development* e, per quanto attiene all'informazione finanziaria, il *Chief Financial Officer*.
La Società ha altresì adottato un Codice di Comportamento *Insider Dealing* del Gruppo redatto in ottemperanza a quanto previsto dall'articolo 2.6.3. del Regolamento di Borsa Italiana S.p.A.
È pertanto previsto che siano rese note al mercato, secondo i tempi e le modalità previste dalla normativa in questione, le operazioni aventi a oggetto titoli emessi dalla Società poste in essere da determinati soggetti, denominati "persone rilevanti", che, in virtù dell'incarico ricoperto all'interno del Gruppo, possono avere accesso a informazioni riservate.
Il predetto Codice ha fissato alcuni periodi dell'anno (*blocking period)*, quali le fasi che precedono l'approvazione del bilancio consolidato, la comunicazione dei conti trimestrali e dei conti semestrali nonché durante operazioni straordinarie, in cui è fatto assoluto divieto alle persone rilevanti di effettuare negoziazioni su strumenti finanziari della società che superano la soglia di € 50.000,00.
Al di fuori dei *blocking period*, tali operazioni potranno essere compiute solo in due periodi dell'anno, non superiori a quindici giorni, scelti preventivamente dalle persone rilevanti.
Particolarmente rigorosi sono gli obblighi di informazione che le persone rilevanti hanno assunto nei confronti della Società.
Esse infatti dovranno trasmettere al Comitato Audit, al termine di ogni trimestre, un quadro completo di tutte le operazioni effettuate, compreso l'eventuale esercizio di *stock option*, ai fini della comunicazione al mercato, entro 10 giorni, delle negoziazioni che eccedano la soglia sopra richiamata.
Le operazioni superiori a € 250.000,00, data la loro importanza, dovranno invece essere comunicate tempestivamente al Comitato Audit, affinchè la Società possa provvedere a renderle note al mercato senza indugio.
Il Comitato Audit ha provveduto a identificare la lista delle "persone rilevanti".
Il Codice di Comportamento *Insider Dealing* è riportato integralmente sul sito della Società all'indirizzo www.campari.com/ir.

3.2. Procedure per la nomina di Amministratori e Sindaci

Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche

personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'assemblea.
Non sono previsti voti "di lista" per l'elezione di Amministratori espressione della minoranza.
Tutti gli attuali amministratori sono stati proposti dall'azionista di maggioranza. In data 6 febbraio 2002 è stato stipulato un patto di sindacato avente a oggetto l'impegno di Alicros S.r.l. a fare quanto in suo potere affinché il dottor Carlo Pasquale Campanini Bonomi venisse nominato alla carica di Consigliere di Amministrazione della Società (senza deleghe o incarichi operativi) fino alla data di scadenza dell'attuale Consiglio di Amministrazione.
Lo Statuto prevede, per la nomina dei componenti del Collegio Sindacale, il meccanismo del voto di lista, al fine di consentire alla minoranza di nominare un sindaco effettivo e uno supplente, come richiesto dall'articolo 148 del D.Lgs 58/1998.
La nomina del Collegio Sindacale avviene sulla base di liste presentate dagli azionisti e depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'Assemblea.
Hanno diritto a presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.
Sempre secondo lo Statuto, non possono essere inseriti nelle liste candidati che ricoprano già incarichi di Sindaco effettivo in cinque o più società quotate (con esclusione delle società controllanti e/o controllate dalla Società) o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile.
La procedura per la elezione dei sindaci è descritta nello Statuto.

3.3. Il sistema di controllo interno

La Società, consapevole dell'importanza di un adeguato sistema di controllo interno, si è dotata di una struttura apposita, che fa capo al preposto al controllo interno o *Group Internal Auditor*.
Tale funzione, che opera a livello di Gruppo esercitando la propria vigilanza sul Gruppo, è gerarchicamente indipendente dai responsabili delle aree operative e risponde direttamente al *Chief Executive Officer*.
Essa riferisce del proprio operato, con cadenza almeno trimestrale, agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.
Il Consiglio di Amministrazione, sulla base delle relazioni favorevoli del Comitato Audit, ritiene che il sistema di controllo interno messo in atto sia idoneo a presidiare efficacemente i rischi tipici delle attività esercitate dal Gruppo e a monitorarne adeguatamente la situazione economica e finanziaria.

3.4. La funzione di investor relations

La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.
È operativa una funzione a ciò dedicata che fa capo all'*Investor Relations Manager*. Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, vengono organizzati incontri con gli investitori istituzionali italiani ed esteri e con la stampa specializzata cui partecipano anche esponenti del *top management*.
La Società, al fine di favorire il dialogo con gli azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito internet dedicata all'attività di *investor relations* (www.campari.com/ir) all'interno della quale possono essere reperite sia informazioni di carattere economico-finanziario (bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa dei titoli emessi dalla Società), sia dati e documenti di interesse per gli azionisti quali, tra gli altri, la composizione degli organi sociali, le informazioni sulla *corporate governance* aziendale, nonché il Codice in materia di Internal Dealing e la Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli amministratori o con parti correlate.
Le richieste di informazioni dei soci possono essere indirizzate alla casella di posta elettronica investor.relations@campari.com.
La società segue i principi contenuti nella Guida per l'informazione al Mercato.

4. Sindaci

Il Collegio Sindacale nominato dall'Assemblea ordinaria del 2 maggio 2001 per il triennio 2001-2002-2003 è così composto:

• Umberto Tracanella	Presidente
• Marco di Paco	Sindaco Effettivo
• Antonio Ortolani	Sindaco Effettivo
• Angeloguido Mainardi	Sindaco Supplente
• Giuseppe Pajardi	Sindaco Supplente
• Mario Tracanella	Sindaco Supplente

I Sindaci effettivi che alla data del 31 dicembre 2003 ricoprivano cariche di Amministratore o sindaco in altre società quotate in mercati regolamentati italiani sono:

- Umberto Tracanella: Vice Presidente del Consiglio di Amministrazione di Edison S.p.A., Risanamento S.p.A. e Consigliere di Amministrazione di I.P.I. S.p.A.;
- Antonio Ortolani: Presidente del Collegio Sindacale di Mirato S.p.A. e Novuspharma S.p.A.

Poiché non è stata presentata alcuna lista alternativa nessun Sindaco in carica è espressione dei soci di minoranza i quali, presumibilmente, si sono ritenuti garantiti dalla professionalità e indipendenza dei sindaci proposti dalla maggioranza.
Le proposte all'Assemblea degli azionisti per la nomina dei sindaci attualmente in carica sono state accompagnate da una esauriente informativa riguardante le caratteristiche personali e professionali degli stessi.
Nel 2003 si sono tenute 4 riunioni del Collegio Sindacale.
Per la partecipazione alle riunioni dei sindaci si richiama la tabella 2 allegata alla presente Relazione.
Alle riunioni del Consiglio di Amministrazione ha quasi sempre partecipato l'intero Collegio Sindacale.

5. Eventi rilevanti successivi alla chiusura del bilancio

In data 26 febbraio 2004 il Consiglio di Amministrazione ha approvato oltre alla "Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli amministratori o con parti correlate", descritta nel paragrafo 2.3., il Codice Etico del Gruppo e la proposta di modifica dello Statuto da sottoporre alla approvazione della Assemblea dei soci.
La forte crescita della Società sui mercati italiani e internazionali, la complessità della struttura societaria raggiunta in questi anni anche in relazione alle recenti acquisizioni, la consapevolezza di operare in contesti socio-economici sempre più complessi, hanno reso opportuno l'emanazione di un Codice Etico del Gruppo.
Conformemente alla *best practice* nazionale e internazionale sono stati identificati i valori essenziali ai quali il Gruppo dovrà continuare a ispirare la propria azione.
Sono destinatari del codice gli amministratori, i consulenti e dipendenti di tutte le società del Gruppo.
È stata proposta la modifica di alcuni articoli dello Statuto allo scopo di renderlo conforme alle norme inderogabili previste dalla riforma del diritto societario introdotta con il D.Lgs 17 gennaio 2003 n. 6, e soprattutto al fine di beneficiare di quelle disposizioni che consentono di organizzare i poteri degli organi sociali in maniera più flessibile e moderna.
Nell'ambito di tale riforma è stata colta l'occasione anche per proporre la modifica di alcune norme dello Statuto per soddisfare esigenze di natura prevalentemente operativa.

TABELLA 1: STRUTTURA DEL CONSIGLIO DI AMMINISTRAZIONE E DEI COMITATI

Consiglio di Amministrazione							Comitato Controllo Interno		Comitato Remunerazione e Nomine	
Carica	Componenti	Esecutivi	Non esecutivi	Indipendenti	****	Numero di altri incarichi **	***	****	***	****
Presidente	Luca Garavoglia		X		100%	1				
Amministratore delegato	Jörn Böttger	X			100%	–				
Amministratore delegato	Marco P. Perelli-Cippo	X			100%	–				
Amministratore delegato	Stefano Saccardi	X			100%	–				
Amministratore	Carlo P.Campanini Bonomi		X	X	66%	–				
Amministratore	Matteo D'Asta		X		100%	–				
Amministratore	Cesare Ferrero		X	X	66%	14	X	57%		
Amministratore	Franzo Grande Stevens		X	X	66%	19			X	100%
Amministratore	Paolo Marchesini	X			100%	–				
Amministratore	Giovanni Rubboli		X	X	100%	–	X	100%	X	100%
Amministratore	Renato Ruggiero		X	X	83%	4			X	100%
Amministratore	Enzo Visone	X			100%	–				
Amministratore	Marco Vitale		X	X	33%	10	X	28%		
Amministratore	Anton Machiel Zondervan		X	X	83%	2				

Numero riunioni svolte durante l'esercizio di riferimento	Consiglio di Amministrazione: 6	Comitato Controllo Interno: 7	Comitato Remunerazioni e Nomine: 2

NOTE:

* *La presenza dell'asterisco indica se l'amministratore è stato designato attraverso liste presentate dalla minoranza.*

** *In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni; nella Relazione sulla corporate governance gli incarichi sono indicati per esteso.*

*** *In questa colonna è indicata con una "X" l'appartenenza del membro del Consiglio di Amministrazione al Comitato.*

**** *In questa colonna è indicata la percentuale di partecipazione degli Amministratori rispettivamente alle riunioni rispettivamente del Consiglio di Amministrazione e dei Comitati.*

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti*	Percentuale di partecipazione alle riunioni del Collegio	Numero altri incarichi**
Presidente	Umberto Tracanella	100%	3
Sindaco effettivo	Marco di Paco	100%	–
Sindaco effettivo	Antonio Ortolani	100%	2
Sindaco supplente	Angeloguido Mainardi	–	1
Sindaco supplente	Giuseppe Pajardi	–	–
Sindaco supplente	Mario Tracanella	–	–

Numero riunioni svolte durante l'esercizio di riferimento: 4

Ai sensi dell'articolo 26 dello Statuto hanno diritto a presentare le liste gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

NOTE:

* *L'asterisco indica se il Sindaco è stato designato attraverso liste presentate dalla minoranza.*

** *In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati italiani. Nella Relazione sulla corporate governance gli incarichi sono indicati per esteso.*

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	si	no	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il Consiglio di Amministrazione ha attribuito deleghe definendone:			
a) limiti	X		
b) modalità d'esercizio	X		
c) e periodicità dell'informativa ?		X	La periodicità dell'informativa è indicata nello Statuto .
Il Consiglio di Amministrazione si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate)?	X		
Il Consiglio di Amministrazione ha definito linee-guida e criteri per l'identificazione delle operazioni "significative" ?		X	Si ritiene che le soglie indicate nelle deleghe agli Amministratori Delegati consentano comunque al Consiglio di Amministrazione di deliberare sempre le operazioni più significative
Le linee-guida e i criteri di cui sopra sono descritti nella relazione ?	X		
Il Consiglio di Amministrazione ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate ?	X		
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione ?	X		
Procedure della più recente nomina di Amministratori e Sindaci			Le più recenti nomine sono avvenute prima della quotazione della Società e dell'adesione al Codice nella sua attuale formulazione, nonché prima dell'approvazione dello Statuto che recepisce le suddette procedure.
Il deposito delle candidature alla carica di amministratore è avvenuto con almeno dieci giorni di anticipo ?		X	" "
Le candidature alla carica di amministratore erano accompagnate da esauriente informativa ?		X	" "
Le candidature alla carica di Amministratore erano accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti ?		X	" "
Il deposito delle candidature alla carica di Sindaco è avvenuto con almeno dieci giorni di anticipo ?		X	" "
Le candidature alla carica di Sindaco erano accompagnate da esauriente informativa ?	X		
Assemblee			
La società ha approvato un Regolamento di Assemblea ?	X		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile / scaricabile) ?		X	Il Regolamento è disponibile presso la sede della Società
Controllo interno			
La società ha nominato i preposti al controllo interno ?	X		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative ?	X		
Unità organizzativa preposta del controllo interno (ex art. 9.3 del Codice)	Group Internal Auditor		
Investor relations			
La società ha nominato un responsabile investor relations?	X		
Unità organizzativa e riferimenti (indirizzo / telefono/ fax / e-mail) del responsabile investor relations	Investor Relations Manager Via Filippo Turati, 27 20121 Milano Telefono 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com		

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

RELAZIONE DELLA SOCIETÀ DI REVISIONE
ai sensi dell'art.156 del D.Lgs. 24.2.1998, n.58

Agli azionisti
della Davide Campari – Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato della Davide Campari – Milano S.p.A. chiuso al 31 dicembre 2003 . La responsabilità della redazione del bilancio compete agli amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.
   La responsabilità dei lavori di revisione contabile dei bilanci di alcune società controllate e collegate, che rappresentano rispettivamente il 2% dell'attivo consolidato e l'11 % dei ricavi consolidati, è di altri revisori.

   Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 9 aprile 2003.

3. A nostro giudizio, il bilancio consolidato della Davide Campari – Milano S.p.A. al 31 dicembre 2003, è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico consolidati della società.

Milano, 8 aprile 2004

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del collegio sindacale al bilancio consolidato di gruppo al 31/12/2003 ai sensi dell'art. 41 del decreto legislativo 9 aprile 1991, n. 127

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.A.

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato del gruppo Davide Campari Milano S.p.A. al 31 dicembre 2003 che chiude con un risultato netto di Euro/migliaia 79.822, un totale attivo di Euro/migliaia 1.245.606, un patrimonio netto di Euro/migliaia 548.211, conti d'ordine per un importo di Euro/migliaia 55.608 e la relazione sulla gestione del gruppo.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale, indicati dai Consigli Nazionali dei Dottori Commercialisti e Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dai Consigli Nazionali sopra indicati.

2. I bilanci delle società controllate sono stati oggetto di controllo contabile da parte della società di revisione, nonché da parte dei rispettivi Collegi Sindacali per le consolidate italiane, e il Collegio ha preso visione delle

relazioni.

Si concorda con le motivazioni che hanno indotto al consolidamento secondo il metodo del patrimonio netto anziché con il metodo integrale delle due partecipate di Sella e Mosca S.p.A.: Quingdao Sella e Mosca Winey Co. Ltd e Société Civile du Domaine de La Margue.

Per tutti i bilanci delle società partecipate incluse nell'area di consolidamento non è stato pertanto svolto alcun controllo diretto in quanto di competenza dei singoli organi di controllo.

3. Abbiamo preso visione della lettera di preventiva conferma rilasciata dalla Reconta Ernst Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, e da essa non emergono segnalazioni.

4. È stata considerata l'area di consolidamento, sono stati esaminati i principi di consolidamento ed è stata verificata la congruità dei criteri di valutazione applicati.

5. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato integrate dai principi contabili sopra identificati e dalle norme di comportamento del collegio sindacale.

6. A nostro giudizio, il sopramenzionato bilancio consolidato, nel suo complesso esprime in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.A. per l'esercizio chiuso il 31/12/2003, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

B) <u>Controllo della relazione sulla gestione</u>

1. La relazione degli amministratori sull'andamento della gestione , che correda il bilancio consolidato, è stata da noi controllata al fine di verificarne il rispetto del contenuto previsto dall'art. 40 del D. Lgs. 127/91 e per accertarne la congruenza con il bilancio consolidato come previsto dall'art. 41 del D. Lgs. 127/91.

2. Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.

Milano, lì 1 aprile 2004

<u>I SINDACI</u>

Avv. Umberto Tracanella

Avv. Marco Di Paco

Dott. Antonio Ortolani

STATO PATRIMONIALE ATTIVO

(€)	31 dicembre 2003	31 dicembre 2002
A) Crediti verso soci per versamenti ancora dovuti	0	0
B) Immobilizzazioni		
I. Immobilizzazioni immateriali		
3) Diritti di brevetto industriale e opere dell'ingegno	240.130	298.707
6) Immobilizzazioni in corso e acconti	305.228	7.000
7) Altre	2.512.225	1.949.322
Totale immobilizzazioni immateriali	3.057.583	2.255.029
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	5.916.687	6.413.334
2) Impianti e macchinari	4.562.526	5.951.713
3) Attrezzature industriali e commerciali	242.084	281.445
4) Altri beni	1.288.077	1.499.905
5) Immobilizzazioni in corso e acconti	96.321	140.169
Totale immobilizzazioni materiali	12.105.695	14.286.566
III. Immobilizzazioni Finanziarie		
1) Partecipazioni in	880.949.891	439.501.890
a) imprese controllate	880.901.161	439.435.973
d) altre imprese	48.730	65.917
2) Crediti	288.583	362.843
d) Verso altri	288.583	362.843
- oltre 12 mesi	288.583	362.843
4) Azioni proprie	31.000.000	31.000.000
Totale immobilizzazioni finanziarie	912.238.474	470.864.733
Totale immobilizzazioni	927.401.752	487.406.328
C) Attivo circolante		
I. Rimanenze		
1) Materie prime, sussidiarie e di consumo	4.193.225	4.980.862
2) Prodotti in corso di lavorazione e semilavorati	2.001.704	1.677.058
4) Prodotti finiti e merci	1.397.885	1.524.249
Totale rimanenze	7.592.814	8.182.169
II. Crediti		
2) Verso imprese controllate	34.869.013	50.333.871
- entro 12 mesi	34.869.013	50.333.871
3) Verso imprese collegate	0	106
- entro 12 mesi	0	106
4) Verso controllanti	6.001	0
- entro 12 mesi	6.001	0
5) Verso altri	9.385.581	6.796.030
- entro 12 mesi	6.522.145	6.771.596
- oltre 12 mesi	2.863.436	24.434
Totale crediti	44.260.595	57.130.007
III. Attività finanziarie che non costituiscono immobilizzazioni	0	0
IV. Disponibilità liquide		
1) Depositi bancari e postali	22.414.253	1.028.733
3) Denaro e valori in cassa	9.428	3.536
Totale disponibilità liquide	22.423.681	1.032.269
Totale attivo circolante	*74.277.090*	*66.344.445*
D) Ratei e risconti		
2) Vari	5.028.537	3.364.037
Totale ratei e risconti	5.028.537	3.364.037
Totale attivo	1.006.707.379	557.114.810

STATO PATRIMONIALE PASSIVO

(€)	31 dicembre 2003	31 dicembre 2002
A) Patrimonio netto		
I. Capitale	29.040.000	29.040.000
II. Riserva da sovrapprezzo delle azioni	0	0
III. Riserve di rivalutazione	0	0
IV. Riserva legale	5.808.000	5.808.000
V. Riserva per azioni proprie e in portafoglio	31.000.000	31.000.000
VI. Riserve statutarie	0	0
VII. Altre riserve:	258.066.863	18.069.376
– Riserva straordinaria	247.402.257	7.981.689
– Riserva da conferimento di partecipazione ex-D.Lgs.544/92	3.041.357	3.041.357
– Avanzo di fusione	5.686.681	5.686.681
– Riserva da ammortamenti anticipati	1.931.379	1.354.460
– *Riserva tassata da ammortamenti anticipati*	5.189	5.189
VIII. Utili (perdite) portate a nuovo	0	130.402.721
IX. Utile (Perdita) dell'esercizio	20.974.951	134.269.966
Totale patrimonio netto	**344.889.814**	**348.590.063**
B) *Fondi per rischi ed oneri*		
1) Per trattamento di quiescenza	176.848	0
2) Per imposte	927.483	795.125
b) per imposte differite	927.483	795.125
3) Altri	7.133.957	5.550.671
Totale fondi per rischi e oneri	**8.238.288**	**6.345.796**
C) Trattamento di fine rapporto	**5.482.561**	**5.450.244**
D) Debiti		
1) Obbligazioni	257.953.568	0
– *oltre 12 mesi*	257.953.568	0
3) Debiti verso banche	24.000.084	118.434.569
– entro 12 mesi	24.000.084	118.434.569
6) Debiti verso fornitori	9.733.302	7.313.283
– entro 12 mesi	9.733.302	7.313.283
8) Debiti verso imprese controllate	327.138.017	64.094.761
– entro 12 mesi	327.138.017	64.094.761
9) Debiti verso imprese collegate	578	471
– entro 12 mesi	578	471
10) Debiti verso controllanti	0	1.504
– entro 12 mesi	0	1.504
11) Debiti tributari	11.700.626	4.288.732
– entro 12 mesi	11.700.626	4.288.732
12) Debiti verso istituti di previdenza	1.020.460	959.700
– entro 12 mesi	1.020.460	959.700
13) Altri debiti	1.451.962	1.498.427
– entro 12 mesi	1.451.962	1.498.427
Totale debiti	**632.998.597**	**196.591.447**
E) Ratei e risconti		
2) Vari	15.098.119	137.260
Totale ratei e risconti	**15.098.119**	**137.260**
Totale passivo	**1.006.707.379**	**557.114.810**

CONTI D'ORDINE

(€)	31 dicembre 2003	31 dicembre 2002
2) SISTEMA IMPROPRIO DEGLI IMPEGNI		
Impegni verso terzi	15.742.603	9.800.955
Garanzie ricevute	0	387
Garanzie prestate	160.062.346	173.543.203
Totale sistema improprio degli impegni	**175.804.949**	**183.344.545**
Totale conti d'ordine	**175.804.949**	**183.344.545**

CONTO ECONOMICO

(€)	31 dicembre 2003	31 dicembre 2002
A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	81.063.096	84.444.221
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	198.282	–866.662
5) Altri ricavi e proventi	21.441.360	19.265.176
Totale valore della produzione	**102.702.738**	**102.842.735**
B) Costi della produzione		
6) Per materie prime, sussidiarie, consumo e merci	55.759.949	53.298.345
7) Per servizi	12.999.824	10.707.111
8) Per godimento di beni di terzi	3.844.806	4.071.159
9) Per il personale	15.579.799	15.445.697
a) Salari e stipendi	10.687.249	10.744.670
b) Oneri sociali	3.582.685	3.485.147
c) Trattamento di fine rapporto	690.083	725.176
e) Altri costi	619.782	490.704
10) Ammortamenti e svalutazioni	4.032.859	4.011.990
a) Ammortamento delle immobilizzazioni immateriali	1.827.501	1.737.839
b) Ammortamento delle immobilizzazioni materiali	2.205.358	2.274.151
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	787.636	35.567
12) Accantonamento per rischi	69.779	362.111
14) Oneri diversi di gestione	755.993	888.067
Totale costi della produzione	**93.830.645**	**88.820.047**
Differenza tra valore e costi di produzione (A – B)	**8.872.093**	**14.022.688**
C) Proventi e oneri finanziari		
15) Proventi da partecipazioni	1.282.154	106.519.245
– da imprese controllate	1.211.537	106.513.909
– da altri	70.617	5.336
16) *Altri proventi finanziari*	10.652.634	3.815.713
c) da titoli iscritti nell'attivo circolante	841.346	0
d) proventi diversi dai precedenti	9.811.288	3.815.713
– da imprese controllate	1.130.659	1.122.978
– da altri	8.680.629	2.692.735
17) Interessi e oneri finanziari	13.769.820	6.464.140
– da imprese controllate	2.392.213	2.247.365
– da altri	11.377.607	4.216.775
Totale proventi e oneri finanziari (15 + 16 – 17)	**–1.835.032**	**103.870.818**
D) Rettifiche di valore di attività finanziarie	**0**	**0**
E) Proventi e oneri straordinari		
20) Proventi straordinari:	25.715.580	23.150.448
– Plusvalenze da alienazioni	25.044.116	480.676
– Altri proventi straordinari	671.464	22.669.772
21) Oneri straordinari:	3.579.626	5.400.649
– Minusvalenze da alienazioni	2.854	4.085
– Imposte relative ad esercizi precedenti	127.725	0
– Altri oneri straordinari	3.449.047	5.396.564
Totale delle partite straordinarie (20 – 21)	**22.135.954**	**17.749.799**
Risultato prima delle imposte (A – B +/– C +/– D +/– E)	**29.173.015**	**135.643.305**
22) Imposte sul reddito d'esercizio	8.198.064	1.373.339
– Correnti	11.431.857	2.399.108
– Imposte differite	256.859	258.987
– Imposte anticipate	–3.490.652	–1.284.756
23) RISULTATO DI ESERCIZIO	**20.974.951**	**134.269.966**

GRUPPO CAMPARI

COMUNICATO STAMPA

ASSEMBLEA ORDINARIA E STRAORDINARIA

Approvato all'unanimità il bilancio 2003

Nominato il nuovo Consiglio di Amministrazione con maggioranza di Amministratori indipendenti

Luca Garavoglia confermato alla Presidenza

Luca Cordero di Montezemolo entra nel Consiglio di Amministrazione

Deliberata la distribuzione di un dividendo di € 0,88 per azione

* * *

Milano, 29 aprile 2004 - L'Assemblea degli Azionisti di Davide Campari-Milano S.p.A. **ha approvato oggi all'unanimità il bilancio relativo all'esercizio 2003**.

L'Assemblea ha deliberato la **distribuzione di un dividendo di € 0,88 per azione** (invariato rispetto all'anno scorso) al lordo di eventuali ritenute di legge, con stacco della cedola numero 4 il 10 maggio 2004 e in pagamento a partire dal 13 maggio 2004.

L'Assemblea ha nominato, sempre all'unanimità, il **nuovo Consiglio di Amministrazione** composto da Luca Cordero di Montezemolo, Cesare Ferrero, Luca Garavoglia, Franzo Grande Stevens, Paolo Marchesini, Marco P. Perelli-Cippo, Giovanni Rubboli, Renato Ruggiero, Stefano Saccardi, Vincenzo Visone e Anton Machiel Zondervan.

Nel nuovo Consiglio di Amministrazione, composto da undici membri, **la maggioranza degli Amministratori,** in numero di sei, **sono indipendenti**, a conferma della capacità dell'azienda di rappresentare un modello di eccellenza anche nelle decisioni di *corporate governance*.

L'Assemblea ha confermato all'unanimità **Luca Garavoglia alla presidenza della società**.

Le deleghe agli Amministratori verranno conferite dal Consiglio di Amministrazione che si riunirà il prossimo 10 maggio, quando **Enzo Visone** assumerà ufficialmente l'incarico di ***Chief Executive Officer***.

Marco P. Perelli-Cippo, pur avendo chiesto di non essere rinnovato nella carica di *Chief Executive Officer* alla naturale scadenza del suo mandato, rimarrà in Consiglio di Amministrazione.

Il Presidente e l'Assemblea hanno espresso a **Marco P. Perelli-Cippo** il più vivo ringraziamento per la fattiva e intelligente opera di guida del Gruppo, in un **periodo di eccezionale sviluppo** che ha consentito a Campari di scalare le classifiche mondiali e raggiungere livelli estremamente elevati di profittabilità. Ringraziamento che è stato esteso, con gratitudine, a tutti gli Amministratori uscenti.

In relazione alla nomina di **Luca Cordero di Montezemolo** nel Consiglio di Amministrazione di Davide Campari-Milano S.p.A., il **Presidente Luca Garavoglia ha dichiarato**: "*In virtù della sua **esperienza di successo** nella gestione e nello sviluppo di imprese industriali e, in particolare, di marchi dotati di alto contenuto di immagine e forte richiamo internazionale, che gli sono valsi la chiamata alla guida di tutti gli imprenditori italiani, ritengo che Luca Cordero di Montezemolo, di concerto con gli altri Amministratori, darà un **contributo di grande valore** alla crescita futura del Gruppo Campari.*"

L'Assemblea ha inoltre nominato all'unanimità il **nuovo Collegio Sindacale**, composto da Umberto

RISULTATI CONSOLIDATI 2003

Come già illustrato il 22 marzo, il 2003 si è chiuso con **risultati più che soddisfacenti**, in termini tanto di **crescita delle vendite** quanto di **incremento di tutti i livelli di redditività operativa**, soprattutto alla luce del consistente impatto negativo dei cambi.

Le **vendite del Gruppo** sono state pari a € 714,1 milioni, in **crescita del 8,1%** (+14,5% a cambi costanti).

La **crescita organica** è stata **del 9,6%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 6,4%, principalmente a causa della svalutazione del Dollaro USA e del Real brasiliano.

La **crescita esterna, pari al 4,9%**, è prevalentemente attribuibile al nuovo contratto di distribuzione di *tequila* 1800 sul mercato americano (+4,3%) e solo marginalmente a Barbero 1891, consolidata per il solo mese di dicembre (+0,6%).

Il **margine commerciale** si è attestato a € 193,1 milioni, evidenziando una **crescita del 6,8%** e un'incidenza sulle vendite pari al 27%.

L'**EBITDA** è stato di € 169,2 milioni, in **crescita del 5,8%** (+12,4% a cambi costanti) e con un'incidenza sulle vendite pari al 23,7%.

L'**EBITA** è stato di € 150,7 milioni, in **crescita del 5,8%** (+12,8% a cambi costanti) e con un'incidenza sulle vendite pari al 21,1%.

L'**EBIT** è stato di € 122,2 milioni, in **crescita del 6,6%** (+15,3% a cambi costanti) e con un'incidenza sulle vendite pari al 17,1%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 138,1 milioni e ha registrato una crescita pari al 11,9% (+19,2% a cambi costanti). Questo risultato ha beneficiato del contributo di proventi non operativi netti per un totale di € 23,1 milioni che includono la plusvalenza relativa alla cessione dello stabile di Via Filippo Turati a Milano, avvenuta nel mese di luglio 2003.

L'**utile prima delle imposte di pertinenza del Gruppo**, ovvero l'utile ante imposte al netto degli interessi di minoranza, è stato di € 120,2 milioni e ha evidenziato una crescita del 11,8%.

L'**utile netto di pertinenza del Gruppo** è stato di € 79,8 milioni e ha registrato una flessione del 7,9% per effetto del maggiore carico fiscale rispetto all'anno precedente in cui la società aveva beneficiato delle agevolazioni DIT e Tremonti *bis*.

Il **patrimonio netto consolidato** al 31 dicembre 2003 ammonta a € 548,2 milioni.

Al 31 dicembre 2003 l'**indebitamento finanziario netto** è pari a € 297,1 milioni (€ 198,8 milioni al 31 dicembre 2002). Il rapporto tra indebitamento netto e patrimonio netto è pari al 31 dicembre 2003 al 54,2%. Va evidenziato che il 3 dicembre 2003 il Gruppo ha finalizzato l'acquisizione di Barbero 1891 per un controvalore di € 147,1 milioni, pagato in contanti e finanziato con parte dei fondi raccolti con l'emissione obbligazionaria completata nel corso del 2003.

Nel 2003 il Gruppo ha pienamente conseguito gli obiettivi di sviluppo nelle due direttrici sia di crescita organica (malgrado l'impatto negativo dei cambi) sia di espansione per linee esterne (proseguita nel 2003 con le acquisizioni di Barbero 1891 e Riccadonna). I risultati ottenuti nel 2003 pongono le basi per un'ulteriore crescita nel 2004, nonostante la congiuntura non ancora favorevole: si prevede che il Gruppo possa conseguire una crescita organica del 5 - 6%, in linea con quanto ottenuto negli esercizi passati.

ALTRE DELIBERE

Incarico di revisione, azioni proprie, modifiche statutarie e fusione per incorporazione di Campari-Crodo S.p.A. In sede ordinaria, l'Assemblea ha conferito l'incarico di revisore contabile a Ernst & Young per il triennio 2004 - 2006 e ha deliberato l'autorizzazione al Consiglio di Amministrazione per l'acquisto e/o l'alienazione di azioni proprie. Infine, in sede straordinaria, l'Assemblea ha approvato la modifica dello statuto sociale, anche per adeguarlo alla nuova disciplina di cui al D.Lgs. 6/2003, e, con l'obiettivo di conseguire una maggiore razionalità e funzionalità del Gruppo, ha deliberato, su proposta del Consiglio di Amministrazione, la fusione per incorporazione di Campari-Crodo S.p.A. in Davide Campari-Milano S.p.A.

GRUPPO CAMPARI - RISULTATI CONSOLIDATI AL 31 DICEMBRE 2003

Tabella 1) Gruppo Campari - conto economico consolidato

	1 gennaio - 31 dicembre 2003		1 gennaio - 31 dicembre 2002		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**714,1**	**100,0%**	**660,6**	**100,0%**	**8,1%**
Costo dei materiali	(256,3)	-35,9%	(230,4)	-34,9%	11,3%
Costi di produzione	(44,9)	-6,3%	(45,9)	-6,9%	-2,2%
Totale costo del venduto	**(301,2)**	**-42,2%**	**(276,3)**	**-41,8%**	**9,0%**
Margine lordo	**412,9**	**57,8%**	**384,3**	**58,2%**	**7,4%**
Pubblicità e promozioni	(143,7)	-20,1%	(130,8)	-19,8%	9,9%
Costi di vendita e distribuzione	(76,1)	-10,7%	(72,7)	-11,0%	4,7%
Margine commerciale	**193,1**	**27,0%**	**180,8**	**27,4%**	**6,8%**
Spese generali e amministrative	(46,9)	-6,6%	(43,3)	-6,6%	8,1%
Altri ricavi operativi	6,9	1,0%	5,8	0,9%	19,6%
Ammortamento di avviamento e marchi	(28,4)	-4,0%	(27,8)	-4,2%	2,5%
Costi non ricorrenti	(2,5)	-0,3%	(0,8)	-0,1%	206,2%
Risultato operativo = EBIT	**122,2**	**17,1%**	**114,7**	**17,4%**	**6,6%**
Proventi (oneri) finanziari netti	(8,8)	-1,2%	(6,1)	-0,9%	45,5%
Utili (perdite) su cambi netti	1,6	0,2%	8,2	1,2%	-80,1%
Altri proventi (oneri) non operativi	23,1	3,2%	6,6	1,0%	246,6%
Utile prima delle imposte e degli interessi di minoranza	**138,1**	**19,3%**	**123,4**	**18,7%**	**11,9%**
Interessi di minoranza	(17,9)	-2,5%	(15,8)	-2,4%	12,7%
Utile prima delle imposte di pertinenza del Gruppo	**120,2**	**16,8%**	**107,6**	**16,3%**	**11,8%**
Imposte	(40,4)	-5,7%	(20,9)	-3,2%	93,4%
Utile netto di pertinenza del Gruppo	**79,8**	**11,2%**	**86,7**	**13,1%**	**-7,9%**
Ammortamenti materiali	(15,4)	-2,2%	(14,4)	-2,2%	7,3%
Ammortamenti immateriali	(31,6)	-4,4%	(30,9)	-4,7%	2,1%
Totale ammortamenti	**(47,0)**	**-6,6%**	**(45,3)**	**-6,9%**	**3,7%**
EBITDA	**169,2**	**23,7%**	**160,0**	**24,2%**	**5,8%**
EBITA [2]	**150,7**	**21,1%**	**142,4**	**21,6%**	**5,8%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

Tabella 2) Gruppo Campari - stato patrimoniale consolidato

	31 dicembre 2003	31 dicembre 2002	Variazione
	€ milioni	**€ milioni**	**€ milioni**
Cassa e banche	133,6	103,5	30,1
Titoli negoziabili	1,9	4,2	(2,3)
Crediti verso clienti, al netto del fondo svalutazione	174,2	137,7	36,5
Rimanenze	106,4	94,9	11,5
Altre attività correnti	55,4	44,2	11,2
Totale attività correnti	**471,5**	**384,5**	**87,0**
Immobilizzazioni materiali nette	152,4	144,2	8,2
Avviamento, al netto dell'ammortamento	552,2	437,3	114,9
Altre immobilizzazioni immateriali, al netto dell'ammortamento	19,4	16,0	3,4
Partecipazioni	7,8	8,7	(0,9)
Altre attività non correnti	5,8	3,4	2,4
Azioni proprie	31,0	31,0	0,0
Totale attività non correnti	**768,6**	**640,6**	**128,0**
Totale attività	**1.240,1**	**1.025,1**	**215,0**
Debiti verso banche	30,1	122,1	(92,0)
Debiti verso fornitori	127,6	135,5	(7,9)
Altre passività correnti	78,1	52,5	25,6
Totale passività correnti	**235,8**	**310,1**	**(74,3)**
Debiti finanziari a medio - lungo termine	398,1	181,0	217,1
Trattamento di fine rapporto	15,6	13,1	2,5
Altre passività non correnti	37,7	32,0	5,7
Interessi di minoranza	4,7	10,0	(5,3)
Totale passività non correnti	**456,1**	**236,1**	**220,0**
Patrimonio netto	**548,2**	**478,9**	**69,3**
Totale passività e patrimonio netto	**1.240,1**	**1.025,1**	**215,0**

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli USA, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega circa 1.500 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO

CAMPARI

PRESS RELEASE

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

2003 results approved unanimously

New Board of Directors appointed with majority of independent directors

Luca Garavoglia confirmed as Chairman

Luca Cordero di Montezemolo joins the Board of Directors

Dividend of € 0.88 per share approved

* * *

Milan, 29 April 2004 - The shareholders' meeting of Davide Campari-Milano S.p.A. **today unanimously approved the company's 2003 results.**

The meeting approved **a dividend of € 0.88 per share** gross of all applicable withholding taxes (unchanged from last year), with the detachment of coupon no. 4 on 10 May 2004 and payable as of 13 May 2004.

In addition, the meeting also unanimously appointed a **new Board of Directors** formed of Luca Cordero di Montezemolo, Cesare Ferrero, Luca Garavoglia, Franzo Grande Stevens, Paolo Marchesini, Marco P. Perelli-Cippo, Giovanni Rubboli, Renato Ruggiero, Stefano Saccardi, Vincenzo Visone and Anton Machiel Zondervan.

In the new Board, composed of eleven Directors, **six members, the majority, are independent**, confirming the capability of the Company to represent a model of excellence also in its decisions of corporate governance.

The meeting unanimously confirmed **Luca Garavoglia as Chairman of the Company.**

The Board of Directors shall grant the necessary mandates to the directors at its next meeting on 10 May, when **Enzo Visone** will officially become **Chief Executive Officer**.

Marco P. Perelli-Cippo will remain on the Board of Directors, although he requested his office not be renewed at the time of natural expiry.

Chairman and shareholders' sincere thanks are extended to **Marco P. Perelli-Cippo** for his highly effective and capable work as the head of the Group, during a **period of exceptional growth** in which Campari rose in global rankings and achieved very high levels of profitability. Thanks and gratitude are also extended to all the outgoing directors.

In response to the appointment of **Luca Cordero di Montezemolo** to the Board of Directors of Davide Campari-Milano S.p.A., **Chairman Luca Garavoglia commented**: *"Thanks to his* ***successful experience*** *in the management and development of manufacturing companies, particularly as regards creating brands endowed with a strong image and international reputation, which favoured him in obtaining the chairmanship of the Italian leading organisation of entrepreneurs, I believe that Luca Cordero di Montezemolo, alongside the other Directors, will make a* ***major contribution*** *to the future growth of the Campari Group."*

The shareholders' meeting also unanimously appointed the **new Board of Statutory Auditors** formed of Umberto Tracanella, Alberto Lazzarini and Antonio Ortolani.

2003 CONSOLIDATED RESULTS

As indicated on 22 March, the consolidated results for 2003 showed **strong growth in sales** and **at all levels of operating profitability.** The results were **more than satisfactory**, particularly in light of the substantial impact of exchange rate movements.

Group sales in 2003 totalled € 714.1 million, **an increase of 8.1%** (+14.5% at constant exchange rates).

Organic growth was **9.6%**, while exchange rate movements had a negative effect of 6.4%, mainly because of the fall in value of the US dollar and the Brazilian real.

External growth, at 4.9%, was largely driven by the new distribution agreement for 1800 Tequila on the US market (+4.3%). Barbero 1891 made a minimal contribution (+0.6%), as it was consolidated only for the month of December.

Trading profit increased by 6.8% to €193.1 million, or 27% of sales.

EBITDA increased by 5.8% (+12.4% at constant exchange rates) to € 169.2 million, or 23.7% of sales.

EBITA increased by 5.8% (+12.8% at constant exchange rates) to € 150.7 million, or 21.1% of sales.

EBIT increased by 6.6% (+15.3% at constant exchange rates) to € 122.2 million, or 17.1% of sales.

Profit before tax and minority interests was € 138.1 million, up 11.9% (+19.2% at constant exchange rates). The result was boosted by net non-operating income of € 23.1 million, which includes the capital gain generated by the sale of the head office building in Milan's Via Filippo Turati in July 2003.

Group profit before tax, i.e. profit before taxes and after minority interests, was € 120.2 million, up 11.8%.

Group net profit fell 7.9% to € 79.8 million, because of the higher tax burden than in the previous year, when the company benefited from dual income tax relief and the "Tremonti bis" tax incentive.

Consolidated shareholders' equity was € 548.2 million at 31 December 2003.

At 31 December 2003, **net debt** was € 297.1 million (€ 198.8 million at 31 December 2002). The debt to equity ratio at 31 December 2003 was 54.2%. On 3 December 2003, the group completed the acquisition of Barbero 1891 for € 147.1 million, paid in cash using part of the proceeds of the senior notes issued in 2003.

In 2003, the Group fully achieved its aims of delivering both organic (despite the negative impact of exchange rate movements) and external growth (which continued with the acquisitions of Barbero 1891 and Riccadonna). These results lay the foundations for further growth in 2004, despite the unfavourable economic outlook: the Group is expected to deliver organic growth of 5 - 6%, in line with previous years.

OTHER RESOLUTIONS

Appointment of independent auditors, own shares, changes to articles of association and merger of Campari-Crodo S.p.A. into Davide-Campari S.p.A. At the ordinary shareholders' meeting, Ernst & Young were appointed as the independent auditors for the three years from 2004 to 2006, and the Board of Directors was authorised to purchase and/or sell own shares. Lastly, at the extraordinary shareholders' meeting, the proposed changes to the articles of association were authorised, partly to bring these into line with the new regulations contained in Legislative Decree 6/2003, and the proposal of the Board of Directors to merge Campari-Crodo S.p.A. into Davide Campari-Milano S.p.A. was approved, with the aim of rationalising the Group's organisational structure.

CAMPARI GROUP - 2003 FULL YEAR RESULTS

Table 1) Campari Group - consolidated income statement

	1 January - 31 December 2003 € million	%	1 January - 31 December 2002 € million	%	Change %
Net revenues [1]	**714.1**	**100.0%**	**660.6**	**100.0%**	**8.1%**
Cost of materials	(256.3)	-35.9%	(230.4)	-34.9%	11.3%
Production costs	(44.9)	-6.3%	(45.9)	-6.9%	-2.2%
Total cost of goods sold	**(301.2)**	**-42.2%**	**(276.3)**	**-41.8%**	**9.0%**
Gross margin	**412.9**	**57.8%**	**384.3**	**58.2%**	**7.4%**
Advertising and promotion	(143.7)	-20.1%	(130.8)	-19.8%	9.9%
Selling and distribution expenses	(76.1)	-10.7%	(72.7)	-11.0%	4.7%
Trading profit	**193.1**	**27.0%**	**180.8**	**27.4%**	**6.8%**
General and administrative expenses	(46.9)	-6.6%	(43.3)	-6.6%	8.1%
Other operating revenues	6.9	1.0%	5.8	0.9%	19.6%
Amortisation of goodwill and trademarks	(28.4)	-4.0%	(27.8)	-4.2%	2.5%
Non-recurring expenses	(2.5)	-0.3%	(0.8)	-0.1%	206.2%
EBIT = Operating income	**122.2**	**17.1%**	**114.7**	**17.4%**	**6.6%**
Net interest income (charges)	(8.8)	-1.2%	(6.1)	-0.9%	45.5%
Exchange-rate gains (losses). net	1.6	0.2%	8.2	1.2%	-80.1%
Other non operating income (charges)	23.1	3.2%	6.6	1.0%	246.6%
Profit before taxes and minority interests	**138.1**	**19.3%**	**123.4**	**18.7%**	**11.9%**
Minority interests	(17.9)	-2.5%	(15.8)	-2.4%	12.7%
Group's profit before taxes	**120.2**	**16.8%**	**107.6**	**16.3%**	**11.8%**
Taxes	(40.4)	-5.7%	(20.9)	-3.2%	93.4%
Group's net profit	**79.8**	**11.2%**	**86.7**	**13.1%**	**-7.9%**
Depreciation	(15.4)	-2.2%	(14.4)	-2.2%	7.3%
Amortisation of goodwill, trademarks and other intangibles	(31.6)	-4.4%	(30.9)	-4.7%	2.1%
Total depreciation and amortisation	**(47.0)**	**-6.6%**	**(45.3)**	**-6.9%**	**3.7%**
EBITDA	**169.2**	**23.7%**	**160.0**	**24.2%**	**5.8%**
EBITA [2]	**150.7**	**21.1%**	**142.4**	**21.6%**	**5.8%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

Table 2) Campari Group - consolidated balance sheet

	31 December 2003	31 December 2002	Change
	€ million	€ million	€ million
Cash and banks	133.6	103.5	30.1
Marketable securities	1.9	4.2	(2.3)
Accounts receivable, net of devaluation reserve	174.2	137.7	36.5
Inventories	106.4	94.9	11.5
Other current assets	55.4	44.2	11.2
Total current assets	**471.5**	**384.5**	**87.0**
Tangible assets, net	152.4	144.2	8.2
Goodwill, net	552.2	437.3	114.9
Other intangible assets, net	19.4	16.0	3.4
Financial assets	7.8	8.7	(0.9)
Other non-current assets	5.8	3.4	2.4
Treasury shares	31.0	31.0	0.0
Total non-current assets	**768.6**	**640.6**	**128.0**
Total assets	**1,240.1**	**1,025.1**	**215.0**
Short-term financial debt	30.1	122.1	(92.0)
Accounts payable	127.6	135.5	(7.9)
Other current liabilities	78.1	52.5	25.6
Total current liabilities	**235.8**	**310.1**	**(74.3)**
Medium and long term loans	398.1	181.0	217.1
Employee's termination pay	15.6	13.1	2.5
Other non - current liabilities	37.7	32.0	5.7
Minority interests	4.7	10.0	(5.3)
Total non - current liabilities	**456.1**	**236.1**	**220.0**
Shareholders' equity	**548.2**	**478.9**	**69.3**
Total liabilities and shareholders' equity	**1,240.1**	**1,025.1**	**215.0**

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the US, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has 1.500 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

STATUTO

TITOLO I

Denominazione, sede, oggetto e durata della Società

Articolo 1

E' costituita una società per azioni denominata »Davide Campari-Milano S.p.A.» o, in forma abbreviata, "D.C.M. S.p.A", «DCM S.p.A.» o «Campari S.p.A.".

Articolo 2

La Società ha sede in Milano.

Articolo 3

La Società ha per oggetto l'esercizio - diretto e/o indiretto - delle seguenti attività:

a) produzione di ogni tipo di alimenti e bevande, sia alcoliche sia analcoliche, nonché la produzione di merci e materie inerenti o connesse a tale industria;

b) acquisto, vendita, distribuzione e promozione degli alimenti, bevande, merci e materie di cui al precedente punto a);

c) assunzione di partecipazioni in altre società o enti italiani o stranieri operanti (direttamente o indirettamente) nel settore delle bevande, nel settore alimentare e in altri settori connessi;

d) finanziamento e coordinamento tecnico e finanziario delle società o enti di cui al precedente punto c) o comunque facenti parte del Gruppo che fa capo alla Società, inclusa la prestazione di garanzie (personali e/o reali) e la prestazione di servizi nei settori amministrazione, controllo di gestione, servizi informatici ed elaborazione dati, servizi generali, legali, finanziari e immobiliari, risorse umane, logistica, acquisti, *marketing* e commerciale;

e) somministrazione di alimenti e bevande;

f) assunzione e concessione di finanziamenti in qualsiasi forma per il compimento delle attività indicate alle lettere precedenti;

g) costruzione, compravendita, gestione, conduzione e amministrazione di beni immobili, rustici e urbani.

Purché in via non prevalente rispetto alle attività indicate nel primo comma, la Società potrà anche compiere, nell'interesse proprio e delle società o enti di cui al precedente punto c) o comunque facenti parte del Gruppo che fa capo alla Società, qualsiasi operazione mobiliare, immobiliare, finanziaria e commerciale anche in settori diversi da quelli degli alimenti e delle bevande, con esclusione, tuttavia, dell'esercizio professionale nei confronti del pubblico delle attività riservate per legge a intermediari bancari e/o finanziari.

Articolo 4

La durata della Società è a tempo indeterminato.

TITOLO II

Capitale sociale e categorie di azioni

Articolo 5

Il capitale sociale è di € 29.040.000,00= (ventinovemilioniquarantamila/00), rappresentato da 29.040.000 (ventinovemilioniquarantamila) azioni da nominali € 1,00 (uno/00) cadauna.

Il capitale sociale di € 29.040.000,00 (ventinovemilioniquarantamila/00) è stato interamente sottoscritto e liberato.

Articolo 6

Le azioni sono indivisibili.

Ogni azione ordinaria ha diritto a un voto.

Articolo 7

Ove siano emesse azioni di categoria diversa da quelle ordinarie, quali ad esempio azioni con diritto di voto limitato o condizionato ovvero prive di diritto di voto, tali ultime azioni potranno comunque essere convertite in azioni ordinarie con deliberazione dell'Assemblea straordinaria, previa approvazione dell'Assemblea speciale della categoria interessata.

Articolo 8

In caso di aumento del capitale sociale, i possessori di azioni di ciascuna categoria hanno diritto proporzionale di ricevere in opzione azioni di nuova emissione della propria categoria e, in mancanza o per la differenza, azioni di altra categoria (o delle altre categorie).

Articolo 9

Le deliberazioni di emissione di nuove azioni aventi le stesse caratteristiche di quelle in circolazione (sia mediante aumento di capitale, sia mediante conversione di azioni di altra categoria, sia mediante conversione di altri strumenti finanziari) non richiedono ulteriori approvazioni da parte di assemblee speciali dei titolari di azioni di una categoria.

Articolo 10

Ove la Società abbia emesso azioni prive di diritto di voto, il Consiglio di Amministrazione provvederà a convocare le apposite assemblee nel caso che le stesse azioni prive di diritto di voto ovvero le azioni ordinarie siano state escluse dalle negoziazioni, per deliberare la convertibilità delle azioni prive del diritto di voto in azioni ordinarie secondo il rapporto di cambio che sarà determinato dall'Assemblea straordinaria.

TITOLO III

Assemblea e diritto di recesso

Articolo 11

L'Assemblea è ordinaria o straordinaria ai sensi di legge.

L'Assemblea è convocata dal Consiglio di Amministrazione nel Comune ove la Società ha sede, o altrove, purché in Italia, mediante pubblicazione dell'avviso sul quotidiano "*Il Sole 24 Ore*" o, in mancanza, sul quotidiano "*Il Corriere della Sera*", entro i termini di legge.

I soci che intendono partecipare all'Assemblea devono, almeno due giorni prima della data fissata per l'Assemblea, depositare presso la sede sociale o presso gli intermediari autorizzati indicati nell'avviso di convocazione i propri titoli azionari ovvero, in caso di loro dematerializzazione, devono presentare idonea certificazione rilasciata dall'intermediario abilitato, previamente comunicata alla Società in conformità alla normativa applicabile, con preavviso di due giorni.

Articolo 12

L'Assemblea è presieduta dal Presidente del Consiglio di Amministrazione, in assenza dal vice Presidente più anziano d'età, o, in mancanza, dalla persona designata a maggioranza dei presenti.

L'Assemblea provvede inoltre a nominare a maggioranza dei presenti un Segretario anche non socio.

Il Presidente dell'Assemblea adempie ai compiti ed esercita i poteri previsti dalla legge.

Articolo 13

I soci potranno recedere dalla Società solo nei casi inderogabili previsti dalla legge.

È pertanto escluso il diritto di recesso in caso di introduzione o rimozione di vincoli alla circolazione dei titoli azionari ovvero nel caso in cui le azioni non dovessero più essere quotate in un mercato regolamentato.

In caso di valido esercizio del diritto di recesso da parte di un socio, qualora gli Amministratori debbano procedere, ai sensi di legge, al collocamento delle azioni presso terzi, il collocamento dovrà avere luogo entro un termine non superiore a sei mesi dalla scadenza del termine per l'esercizio dell'offerta in opzione delle azioni del socio recedente ai soci non recedenti.

TITOLO IV

Articolo 14

La Società è amministrata da un Consiglio di Amministrazione composto da tre a quindici membri, da nominarsi dall'Assemblea ordinaria, che provvederà altresì a determinarne il numero.

Articolo 15

I componenti del Consiglio di Amministrazione possono essere anche non soci, durano in carica per un periodo variabile da uno a tre esercizi a scelta dell'Assemblea e sono rieleggibili.

Se nel corso dell'esercizio vengono a mancare uno o più Amministratori si provvederà alla loro sostituzione secondo le norme di legge.

Qualora, per qualsiasi causa, il numero degli Amministratori nominati dall'Assemblea venisse ridotto a meno della metà, l'intero Consiglio di Amministrazione si intenderà dimissionario e dovrà essere convocata d'urgenza l'Assemblea per procedere alla nomina del nuovo Consiglio di Amministrazione.

Articolo 16

Il Consiglio di Amministrazione elegge tra i propri membri il Presidente ed eventualmente uno o più vice Presidenti, salvo che vi abbia già provveduto l'Assemblea. Può pure nominare un Segretario (che può anche non essere membro del Consiglio di Amministrazione).

Il Consiglio di Amministrazione approva anche un regolamento per il suo funzionamento interno contenente anche disposizioni per il trattamento delle informazioni riservate.

Articolo 17

Al Consiglio di Amministrazione spettano tutti i poteri per l'ordinaria e la straordinaria amministrazione della Società.

Al Consiglio di Amministrazione sono altresì attribuiti tutti i poteri che, per legge, possono mediante clausola statutaria essere attribuiti al Consiglio di Amministrazione, ivi inclusi il potere di deliberare fusioni per incorporazione di società interamente possedute o di società possedute in misura non inferiore al novanta per cento, il potere di istituire o sopprimere sedi secondarie, filiali, uffici di rappresentanza e dipendenze sia in Italia sia all'estero, il potere di indicare quale o quali tra gli amministratori abbiano la rappresentanza della Società, il potere di deliberare la riduzione del capitale in caso di recesso del socio, il potere di deliberare eventuali adeguamenti dello Statuto a disposizioni normative, il potere di deliberare il trasferimento della sede sociale purché all'interno del territorio nazionale e il potere di emettere obbligazioni nei limiti e con le modalità di legge applicabili.

Articolo 18

Il Consiglio di Amministrazione potrà, nei limiti consentiti dalla legge, delegare quei poteri che riterrà opportuni per la gestione della Società e la rappresentanza di essa con potere di firma a uno o più dei propri membri, con la qualifica di Amministratore Delegato.

Il Consiglio di Amministrazione potrà altresì delegare parte delle proprie attribuzioni, con i connessi poteri di rappresentanza, a un Comitato Esecutivo, che, nel caso in cui sia istituito, delibererà con il voto favorevole della maggioranza dei propri componenti.

Articolo 19

Gli organi delegati adempiono ai compiti previsti dalla legge. La periodicità delle relazioni, previste per legge, da parte degli organi delegati al Consiglio di Amministrazione e al Collegio Sindacale dovrà essere almeno trimestrale.

Articolo 20

L'Amministratore o gli Amministratori Delegati o, se del caso, il Comitato Esecutivo, nominano, dotandoli di mezzi idonei, uno o più soggetti preposti al controllo delle procedure interne (amministrative e operative) adottate al fine di garantire una sana ed efficiente gestione.

I soggetti preposti al controllo interno riferiscono del loro operato a coloro che li hanno nominati, nonché, se costituito, al comitato di cui all'articolo seguente.

Articolo 21

Il Consiglio di Amministrazione può costituire un comitato per il controllo interno (»Comitato Audit»), con funzioni consultive e propositive, composto in prevalenza da membri del Consiglio di Amministrazione non legati da rapporti contrattuali e/o di partecipazione con il Gruppo di cui la Società fa parte.

Alle riunioni del Comitato Audit potrà partecipare anche il Presidente del Collegio Sindacale.

Il Comitato Audit valuta l'adeguatezza delle procedure di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e ne riferisce periodicamente al Consiglio di Amministrazione e al Collegio Sindacale.

Articolo 22

Il Consiglio di Amministrazione può costituire un comitato per la remunerazione e le nomine (»Comitato Remunerazione e Nomine»), con funzioni consultive e propositive, composto da membri del Consiglio di Amministrazione in prevalenza non esecutivi.

Il Comitato Remunerazione e Nomine ha il compito di formulare proposte per la nomina e la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici e, se del caso, di coloro che ricoprono ruoli chiave nella dirigenza della Società.

Articolo 23

La rappresentanza generale della Società con potere di firma di fronte ai terzi e in giudizio spetta al Presidente del Consiglio di Amministrazione.

La rappresentanza della Società è inoltre conferita agli Amministratori Delegati, nell'ambito dei poteri loro attribuiti: potrà essere conferita anche a persone estranee al Consiglio di Amministrazione e in tal caso l'attribuzione del potere di rappresentanza della Società è regolata dalle norme in tema di procura.

Articolo 24

Il Consiglio di Amministrazione si riunisce tutte le volte che il Presidente ritenga opportuno convocarlo, e deve essere convocato anche quando ne sia fatta domanda scritta dalla maggioranza dei Consiglieri di Amministrazione ovvero da almeno due Sindaci Effettivi.

Esso può riunirsi presso la sede sociale o altrove, anche all'estero .

La partecipazione e l'assistenza alle riunioni del Consiglio di Amministrazione può avvenire anche in videoconferenza o conferenza telefonica, a condizione che tutti gli aventi diritto possano parteciparvi e assistervi, possano essere identificati, e sia loro consentito di seguire la riunione e intervenire in tempo reale alla trattazione degli argomenti, nonché di avere contezza di eventuali documenti. In tal caso il Consiglio di Amministrazione si considererà tenuto nel luogo in cui si trovano il Presidente e il Segretario della riunione.

Le convocazioni si fanno per lettera raccomandata inviata al domicilio dei Consiglieri di Amministrazione e dei Sindaci, spedita almeno otto giorni prima, o, in caso di urgenza, mediante telegramma o per telefax o per *e-mail* trasmessi almeno quattro giorni prima di quello dell'adunanza.

Le sedute sono presiedute dal Presidente, in assenza dal vice Presidente più anziano d'età, o in mancanza da altro membro del Consiglio di Amministrazione designato dal Consiglio di Amministrazione stesso.

Articolo 25

Per la validità delle sedute del Consiglio di Amministrazione occorre la presenza della maggioranza dei suoi membri.

Le deliberazioni sono valide anche in difetto di previa convocazione del Consiglio di Amministrazione, se sono presenti tutti i Consiglieri di Amministrazione e l'intero Collegio Sindacale.

Le deliberazioni del Consiglio di Amministrazione sono prese a maggioranza assoluta dei presenti non astenuti, ma in caso di parità prevale il voto del Presidente della seduta.

Le deliberazioni del Consiglio di Amministrazione saranno fatte constare mediante verbale steso sull'apposito libro e firmato dal Presidente della seduta e dal Segretario.

Articolo 26

Gli Amministratori hanno diritto al rimborso delle spese sostenute per ragione del loro ufficio; inoltre agli stessi potrà essere corrisposto un compenso annuo, di volta in volta determinato dall'Assemblea ordinaria, salvo che per quanto riguarda gli Amministratori investiti di particolari cariche in conformità dello Statuto, per i quali il compenso è stabilito, su eventuale proposta da parte del Comitato Remunerazione e Nomine, dal Consiglio di Amministrazione, sentito il Collegio Sindacale.

TITOLO V

Collegio sindacale

Articolo 27

Il Collegio Sindacale è costituito da tre Sindaci Effettivi e da tre Sindaci Supplenti.

Alla minoranza è riservata l'elezione di un Sindaco Effettivo e di un Sindaco Supplente.

La nomina del Collegio Sindacale avviene sulla base di liste presentate dagli azionisti nelle quali i candidati sono elencati mediante un numero progressivo.

La lista si compone di due sezioni: una per i candidati alla carica di Sindaco Effettivo, l'altra per i candidati alla carica di Sindaco Supplente.

Hanno diritto a presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

Ogni azionista, nonché gli azionisti appartenenti ad un medesimo gruppo, non possono presentare neppure per interposta persona o società fiduciaria, più di una lista né possono votare liste diverse.

Ogni candidato può presentarsi in una sola lista a pena di ineleggibilità.

Non possono essere inseriti nelle liste candidati che ricoprano già incarichi di sindaco effettivo in altre cinque o più società quotate (con esclusione delle società controllanti di, e/o controllate da, questa Società) o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile. Ai fini della determinazione di tali requisiti, sono materie e settori di attività strettamente attinenti a quelli della Società il settore alimentare e quello della distribuzione commerciale.

Le liste presentate devono essere depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'Assemblea in prima convocazione e di ciò sarà fatta menzione nell'avviso di convocazione.

Unitamente a ciascuna lista, entro il termine sopra indicato, sono depositate le dichiarazioni con le quali i singoli candidati accettano la candidatura e attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità e di incompatibilità, nonché l'esistenza dei requisiti normativamente e statutariamente prescritti per le rispettive cariche.

All'elezione dei Sindaci si procede come segue:

1. dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, in base all'ordine progressivo con il quale sono elencati nelle sezioni della lista, due Sindaci Effettivi e due Sindaci Supplenti;

2. dalla seconda lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, in base all'ordine progressivo con il quale sono elencati nelle sezioni della lista, il restante Sindaco Effettivo e l'altro Sindaco Supplente.

La presidenza del Collegio Sindacale spetta al primo candidato della lista che ha ottenuto il maggior numero di voti.

Qualora non sia possibile procedere alle nomine con il sistema di cui sopra, l'Assemblea delibera a maggioranza relativa.

Nel caso vengano meno i requisiti normativamente richiesti, il Sindaco decade dalla carica.

In caso di sostituzione di un Sindaco, subentra fino alla scadenza dei Sindaci in carica, ove disponibile, il primo Sindaco Supplente appartenente alla medesima lista di quello cessato, il quale abbia confermato l'esistenza dei requisiti prescritti per la carica. In caso di sostituzione del Presidente tale carica è assunta dall'altro Sindaco Effettivo della medesima lista.

Le precedenti statuizioni in materia di elezione dei Sindaci non si applicano nelle Assemblee che devono provvedere alla nomina dei Sindaci Supplenti qualora ne sia rimasto in carica uno solo. In tali casi l'Assemblea delibera a maggioranza relativa.

I Sindaci durano in carica tre esercizi e sono rieleggibili.

Le riunioni possono tenersi anche con l'ausilio dei mezzi telematici nel rispetto delle modalità di cui all'articolo 24 del presente Statuto.

TITOLO VI

Bilancio, utili e acconti

Articolo 28

Gli esercizi sociali si chiudono al 31 (trentuno) dicembre di ogni anno.

Articolo 29

Nei tempi e con le modalità di legge sarà redatto il bilancio di esercizio da sottoporre all'approvazione dell'Assemblea.

L'Assemblea ordinaria dovrà essere convocata, per l'approvazione del bilancio, entro centoventi giorni dalla chiusura dell'esercizio ovvero entro centottanta giorni quando vi siano le condizioni previste dalla legge.

Fatto salvo il rispetto delle norme vigenti, gli utili netti risultanti dal bilancio saranno destinati conformemente a quanto deliberato dall'Assemblea ordinaria.

Articolo 30

Il Consiglio di Amministrazione, nel corso dell'esercizio e in quanto lo ritenga opportuno in relazione alle risultanze di gestione, può deliberare il pagamento di acconti sul dividendo per l'esercizio stesso, nel rispetto delle norme vigenti.

Articolo 31

I dividendi sono pagabili presso la sede della Società e/o presso le casse da questa incaricate.

I dividendi non riscossi entro il quinquennio dal giorno in cui sono divenuti esigibili si prescrivono a favore della Società.

TITOLO VII

Disposizioni finali e varie

Articolo 32

Il domicilio degli azionisti, relativamente a tutti i loro rapporti con la Società, è quello risultante dal Libro Soci.

Articolo 33

La liquidazione della Società ha luogo nei casi e secondo le norme di legge.

L'Assemblea straordinaria determinerà le modalità della liquidazione, nominando uno o più liquidatori e precisandone i poteri.

Articolo 34

La Società è sottoposta alla giurisdizione dell'autorità giudiziaria di Milano.

Articolo 35

Per tutto quanto non previsto nel presente Statuto valgono le disposizioni di legge.

BY-LAWS

CHAPTER I

Name, registered offices, purpose and duration of the Company

Article 1

A company limited by shares is set up whose name is "Davide Campari-Milano S.p.A." or, in short, "D.C.M. S.p.A.", "DCM S.p.A." or "Campari S.p.A.".

Article 2

The Company has its registered offices in Milan.

Article 3

The purpose of the Company is the - direct and/or indirect - carrying out of the following activities:

a) production of any kind of food and beverages, both alcoholic and non-alcoholic, and production of goods and materials concerning or related to the said industry;

b) purchase, sale, distribution and promotion of food, beverages, goods and materials set forth under a) above;

c) acquisition of stakeholding in other Italian or foreign companies or entities operating (directly or indirectly) within the beverage industry, the food industry and any other related industry;

d) financing and technical and financial co-ordination of the companies or entities foreseen under c) above or, in any case, which are part of the Company's Group, including the provision of guarantees (personal and/or real) and the rendering of services within the administration, control, information technology and data processing, general, legal, financial and real estate, human resources, logistics, purchasing, marketing and commercial services sectors;

e) food and beverage supply;

f) taking and granting of loans and all types of funding in order for the achievement of the activities foreseen above;

g) construction, purchase and sale, management, lease and administration of real estate, both rural and urban.

Though not prevailing over the activities set forth in the first paragraph, the Company shall be entitled to carry out, in its own interest and in that of the companies or entities foreseen under c) above or, in any case, part of the Company's Group, any movable, real estate, financial and commercial transaction also in those sectors beyond the food and beverage industries, excluding, nonetheless, the professional practice vis-à-vis the public of those activities reserved by law to banking and/or financial brokers.

Article 4

The duration of the Company shall be indefinite.

CHAPTER II

Share capital and classes of shares

Article 5

The share capital amounts to € 29,040,000.= (twenty-nine million forty thousand), divided into 29,040,000.= (twenty-nine million forty thousand) shares of € 1.= (one) par value each.

The share capital of € 29,040,000.= (twenty-nine million forty thousand) has been fully subscribed and paid-up.

Article 6

The shares are indivisible.

Each ordinary share bears one voting right.

Article 7

In the event of issuance of shares other than ordinary shares such as, for instance, shares with limited or conditioned voting rights or bearing no voting rights, these shares may, in any case, be converted into ordinary shares upon resolution of the extraordinary Shareholders' Meeting, provided that there is previous approval from the special Shareholders' Meeting of the relevant class.

Article 8

In the event of capital increase, holders of each class of shares shall be entitled to a proportional option over new issued shares of their own class and, in the event of non-availability or for the relevant balance, to shares of a different class (or of different classes).

Article 9

Resolutions of issuance of new shares having the same characteristics as those already issued (either by capital increase, or by conversion of shares of a different class, or by conversion of other securities) shall not request further approvals from special Shareholders' Meetings of holders of one class of shares.

Article 10

In the event of issuance by the Company of shares bearing no voting rights, the Board of Directors shall call the relevant Shareholders' Meetings if the shares bearing no voting rights or if the ordinary shares are excluded from negotiations, in order to resolve upon the conversion of the shares bearing no voting rights into ordinary shares pursuant to the rate of exchange established by the extraordinary Shareholders' Meeting.

CHAPTER III

Shareholders' Meeting and right of withdrawal

Article 11

The Shareholders' Meeting shall be ordinary or extraordinary in compliance with law provisions.

The Shareholders' Meeting shall be called by the Board of Directors in the Municipality in which the Company has its registered offices, or in a different location, provided that it is in Italy, by publishing the notice of call in the newspaper *"Il Sole – 24Ore"* or, should the latter not be possible, in the newspaper *"Il Corriere della Sera"* within the terms set forth by law.

Those shareholders who aim to attend the Shareholders' Meeting shall file with the Company's registered offices or with the authorised brokers indicated in the notice of call, at least two days before the date scheduled for the Shareholders' Meeting, their own shares or, in the event of dematerialisation, they shall submit appropriate certification issued by the qualified broker, the said certification shall be previously served to the Company in compliance with applicable regulations with two days advance notice.

Article 12

The Shareholders' Meeting shall be chaired by the Chairman of the

Board of Directors, in default of the latter, by the eldest Deputy Chairman or, in default of the latter, by the person appointed by the majority of attendees.

The Shareholders' Meeting shall furthermore appoint a Secretary (who may also be a non-shareholder) by majority of attendees.

The Chairman of the Shareholders' Meeting shall comply with the duties and shall enforce the powers set forth by law.

Article 13

Shareholders may solely withdraw from the Company in those mandatory circumstances foreseen by law.

The aforesaid withdrawal right is, therefore, excluded in the event of introduction or removal of constraints concerning the circulation of share certificates or should the shares be no longer listed on a Stock Exchange.

In the event the right of withdrawal is validly enforced by a shareholder, should the Directors proceed, pursuant to law provisions, to the placement of shares with third parties, this placement shall take place within a term not exceeding six months from the expiry of the term for the enforcement of the option over the shares offered by the withdrawing shareholder to the non-withdrawing shareholders.

CHAPTER IV

Management

Article 14

The Company is managed by a Board of Directors comprised of three to fifteen members, to be appointed by the ordinary Shareholders'

Meeting, which shall also determine its number.

Article15

The members of the Board of Directors may also be non-shareholders, shall be in office for a term varying from one to three fiscal years as per resolution of the Shareholders' Meeting and may be re-elected.

In default of one or more Directors throughout the fiscal year, Directors shall be substituted as per law provisions.

If, for any reason, the number of Directors appointed by the Shareholders' Meeting is reduced to less than half, the entire Board of Directors shall be deemed to have resigned and the Shareholders' Meeting shall be promptly called for the purposes of appointing the new Board of Directors.

Article 16

The Board of Directors shall appoint, amongst its own members, its Chairman and, if appropriate, one or more Deputy Chairmen, except in the case in which the Shareholders' Meeting has already not done so. It may also appoint a Secretary (it is possible for the said Secretary not to be a member of the Board of Directors).

The Board of Directors approves the regulations for its internal operation which shall also include provisions for the treatment of confidential information.

Article 17

The Board of Directors is granted with all powers for the ordinary and extraordinary management of the Company.

The Board of Directors is furthermore granted with all powers which, by law, may be granted to the Board of Directors by a by-law clause, including the power to resolve upon mergers of companies fully controlled or of companies controlled up to not less than ninety percent, the power to set up or close branches, subsidiaries, agencies and offices both in Italy and abroad, the power to indicate which Director or Directors may engage the Company, the power to resolve upon a capital decrease in the event of withdrawal of a shareholder, the power to resolve upon potential amendments to the by-laws required in consequence of new law provisions, the power to resolve upon the transfer of the corporate offices provided it is within the national territory and the power to issue bonds within the limits and in compliance with applicable law provisions.

Article 18

The Board of Directors may, within the limits permitted by law, delegate those powers which it may deem necessary in order for the management of the Company and the power to engage it providing signing authority to one or more of its own members, who shall act as Managing Directors.

The Board of Directors shall also be entitled to delegate part of its own powers, with the attached agency powers, to an Executive Committee which, if appointed, shall resolve with the favourable vote of the majority of its own members.

Article 19

The delegated bodies shall comply with the duties set forth by law. The periodicity of the reports, set forth by law, from the delegated bodies to the Board of Directors and to the Board of Statutory Auditors shall be at least on a quarterly basis.

Article 20

The Directors or the Managing Directors or, if any, the Executive Committee, shall appoint, by providing the necessary means, one or more individuals in charge of the control of the internal procedures (both administrative and operational) established to guarantee sound and efficient management.

Those individuals in charge of the internal control shall report about their activities to those who have appointed them and, if any, to the committee foreseen under article 21 hereunder.

Article 21

The Board of Directors may set up a committee for internal control purposes (the "Audit Committee"), which shall have consulting and proactive duties, being mainly comprised of members of the Board of Directors who are not bound by contractual and/or stakeholding relations with the Group of which the Company is part.

The Chairman of the Board of Statutory Auditors shall also be entitled to attend the meetings of the Audit Committee.

The Audit Committee assesses the appropriateness of the internal control procedures and the work plan of those assigned to such internal control, periodically reporting to the Board of Directors and to the Board of Statutory Auditors.

Article 22

The Board of Directors shall be entitled to set up a committee for remuneration and appointment purposes (the "Remuneration and Appointment Committee"), which shall be vested with advisory and proactive duties, and comprised of members, mainly non-executive, of the Board of Directors.

The Remuneration and Appointment Committee shall raise proposals for the appointment and remuneration of Directors to whom specific duties and powers have been granted and, if any, of those covering key roles in the Company's management.

Article 23

The Chairman of the Board of Directors shall have the general representation of the Company with signing authority vis-à-vis third parties and in court.

The representation of the Company shall also be granted to the Managing Directors within the scope of the powers conferred to them: it may be granted to individuals outside the Board of Directors and, in such case, conferral of the Company's representation power is subject to power-of-attorney regulations.

Article 24

The Board of Directors shall meet whenever the Chairman deems it necessary to call the said body, and shall also be called upon written request of the majority of Directors or, at least, of two Statutory Auditors.

The Board of Directors may meet at the registered offices or at a different location, also abroad.

Attendance and presence at the meetings of the Board of Directors may also take place through teleconference or conference call, provided that it is possible for all participants to attend and presence such meeting, to be identified and it is possible for them to follow the meeting and participate in real time to the discussion of the different subjects, also being possible for them to be informed of all documentation. In such case, the Board of Directors shall be deemed to be held in the location in which the Chairman and the Secretary of the meeting are located.

Notices of call shall be by registered mail to the Directors' and Statutory Auditors' domicile, to be sent at least eight days in advance or, in the event of an emergency, by telegram, by fax or by e-mail to be sent at least four days before the date of the meeting.

Meetings shall be chaired by the Chairman or, in default of the latter, by the eldest Deputy Chairman or, in default of the latter, by another member of the Board of Directors appointed by the Board of Directors itself.

Article 25

For meetings of the Board of Directors to be valid, the majority of its members shall have to attend.

Resolutions shall be valid also in the event of lack of notice of call of the Board of Directors, provided that there is attendance of all Directors and of the entire Board of Statutory Auditors.

Resolutions of the Board of Directors shall be taken upon absolute majority of attendees not abstaining, nonetheless, in the event of draw, the vote of the Chairman of the meeting shall prevail.

Decisions of the Board of Directors shall be recorded by means of minutes to be drafted in the relevant book and signed by the Chairman of the meeting and by the Secretary.

Article 26

Directors shall be entitled to reimbursement of any incurred expenses for the performed duties; furthermore, such Directors may receive an annual remuneration, determined from time to time by the ordinary Shareholders' Meeting, save for what concerns those Directors vested with specific duties as per the by-laws, to whom remuneration is established, upon eventual proposal of the Remuneration and Appointment Committee, by the Board of Directors, after having heard the Board of Statutory Auditors.

CHAPTER V

Board of Statutory Auditors

Article 27

The Board of Statutory Auditors is comprised of three Effective Statutory Auditors and of three Substitute Statutory Auditors.

Election of one Effective Statutory Auditor and of one Substitute Statutory Auditor shall be reserved to minority shareholders.

Appointment of the Board of Statutory Auditors shall take place on the basis of lists to be submitted by shareholders in which candidates are listed by progressive numbering.

The list shall be comprised of two sections: one for those candidates aiming at the Effective Statutory Auditor office and another for those candidates aiming at the Substitute Statutory Auditor office.

Solely those shareholders who, individually or collectively with others, hold shares bearing voting rights amounting to at least 5% of the share capital with voting rights in the ordinary Shareholders' Meeting, shall be entitled to submit the lists.

Each shareholder and those shareholders belonging to the same class shall not be able to submit, not even through an individual or a nominee, more than one list nor will they be able to vote in different lists.

Each candidate may solely include himself/herself in one list subject to ineligibility in the event of breach.

It shall be banned to include in the lists candidates who already hold the office of Effective Statutory Auditor in other five or more listed companies (excluding controlling and/or controlled companies of the Company) or who lack the requirements of reputation and professionalism set forth by applicable laws. To determine such requirements, the industries strictly related to the industry of the Company are the food and commercial distribution industries.

The submitted lists shall be filed with the registered offices of the Company at least ten days before that the day fixed for the Shareholders' Meeting at first call which shall be stated in the notice of call.

Together with each list, and within the term foreseen above, there shall be filing of the statements by which each candidate accepts the candidacy and whereby it is stated, subject to their own responsibility, the lack of ineligibility and incompatibility causes and the existence of the requirements set forth by the laws and by-laws applicable to the relevant offices.

Election of Statutory Auditors shall take place as follows:

1. two Effective Statutory Auditors and two Substitute Statutory Auditors shall be appointed from the list which has obtained the highest number of votes in the Shareholders' Meeting, as per the progressive numbering by which they are listed in the sections of the list;

2. the other Effective Statutory Auditor and the other Substitute Statutory Auditor shall be appointed from the second list which has the highest number of votes obtained in the Shareholders' Meeting, as per the progressive order by which they are listed in the sections of the list.

The chairmanship of the Board of Statutory Auditors shall be given to the first candidate of the list who has obtained the highest number of votes.

If it is not possible to proceed to the appointment using the aforesaid system, the Shareholders' Meeting shall resolve by relative majority.

The Statutory Auditor shall leave office in the event of non-compliance with the requirements set forth by law.

In the event of replacement of a Statutory Auditor, the first available Substitute Statutory Auditor who will have confirmed that he meets the requirements set forth for the office part of the same list as that of the Statutory Auditor leaving office shall replace him/her until expiry of the term of the Statutory Auditors in office. If the Chairman is that to be replaced, such office shall be taken by the other Effective Statutory Auditor of the same list.

These provisions concerning the appointment of Statutory Auditors shall not be applied in the Shareholders' Meetings resolving upon the appointment of the Substitute Statutory Auditors if there is only one single Statutory Auditor left. In such circumstances, the Shareholders' Meeting shall resolve by relative majority.

Statutory Auditors shall remain in office for three fiscal years and may be re-elected.

Meetings may also be held using telematic means in compliance with the provisions set forth under article 24 of these by-laws.

CHAPTER VI

Financial statements, profits and advances

Article 28

Corporate fiscal years shall be closed on 31 (thirty first) December of each year.

Article 29

Financial statements to be submitted to the approval of the Shareholders' Meeting shall be drafted within the terms and in compliance with law provisions.

The ordinary Shareholders' Meeting shall be called, for the purposes of approving the relevant financial statements, within one hundred and twenty days from the closing of the fiscal year or, provided that the conditions established by law arise, within one hundred and eighty days.

Notwithstanding compliance with any and all laws in force, net profits arising from the financial statements shall be used as per resolution of the ordinary Shareholders' Meeting.

Article 30

The Board of Directors, throughout the fiscal year and whenever it deems it necessary regarding management outcome, may resolve upon payment of advances over dividends for the same fiscal year, in compliance with the law provisions in force.

Article 31

Dividends shall be payable at the registered offices of the Company and/or at the bank specified by the Company.

Those dividends which have not been collected within the five-year period from the date on which they became due shall be to the benefit of the Company.

CHAPTER VII

Miscellanea

Article 32

The domicile of shareholders, as regards their whole relation with the Company, shall be that indicated in the Shareholders' Ledger.

Article 33

Liquidation of the Company shall occur in the circumstances and pursuant to law provisions.

The extraordinary Shareholders' Meeting shall establish the modalities of liquidation, shall appoint one or more liquidators and shall specify their powers. **Article 34**

The Company submits itself to the jurisdiction of the courts of Milan.

Article 35

Law provisions shall regulate anything which is not foreseen by these by-laws.

GRUPPO
CAMPARI

DAVIDE CAMPARI-MILANO
Società Per Azioni

Bilancio
al 31.12.2003

Codice Fiscale e Registro Imprese 06672120158

REA 1112227

Davide Campari-Milano S.p.A.
Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000.= interamente versato

Bilancio al 31 dicembre 2003

	31 dicembre 2003	31 dicembre 2002
Stato patrimoniale attivo		
A) Crediti verso soci per versamenti ancora dovuti	**0**	**0**
B) Immobilizzazioni		
I. Immobilizzazioni immateriali		
3) Diritti di brevetto industriale e opere dell'ingegno	240.130	298.707
6) Immobilizzazioni in corso e acconti	305.228	7.000
7) Altre	2.512.225	1.949.322
Totale immobilizzazioni immateriali	3.057.583	2.255.029
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	5.916.687	6.413.334
2) Impianti e macchinari	4.562.526	5.951.713
3) Attrezzature industriali e commerciali	242.084	281.445
4) Altri beni	1.288.077	1.499.905
5) Immobilizzazioni in corso e acconti	96.321	140.169
Totale immobilizzazioni materiali	12.105.695	14.286.566
III.Immobilizzazioni Finanziarie		
1) Partecipazioni in	880.949.891	439.501.890
a) imprese controllate	880.901.161	439.435.973
d) altre imprese	48.730	65.917
2) Crediti	288.583	362.843
d) Verso altri	288.583	362.843
- oltre 12 mesi	288.583	362.843
4) Azioni proprie	31.000.000	31.000.000
Totale immobilizzazioni finanziarie	912.238.474	470.864.733
Totale immobilizzazioni	**927.401.752**	**487.406.328**

C) Attivo circolante		
I. *Rimanenze*		
1) Materie prime, sussidiarie e di consumo	4.193.225	4.980.862
2) Prodotti in corso di lavorazione e semilavorati	2.001.704	1.677.058
4) Prodotti finiti e merci	1.397.885	1.524.249
Totale rimanenze	7.592.814	8.182.169
II. Crediti		
2) Verso imprese controllate	34.869.013	50.333.871
- entro 12 mesi	34.869.013	50.333.871
3) Verso imprese collegate	0	106
- entro 12 mesi	0	106
4) Verso controllanti	6.001	0
- entro 12 mesi	6.001	0
5) Verso altri	9.385.581	6.796.030
- entro 12 mesi	6.522.145	6.771.596
- oltre 12 mesi	2.863.436	24.434
Totale crediti	44.260.595	57.130.007
III. Attività finanziarie che non costituiscono immobilizzazioni	0	0
IV. Disponibilità liquide		
1) Depositi bancari e postali	22.414.253	1.028.733
3) Denaro e valori in cassa	9.428	3.536
Totale disponibilità liquide	22.423.681	1.032.269
Totale attivo circolante	**74.277.090**	**66.344.445**
D) Ratei e risconti		
2) *Vari*	5.028.537	3.364.037
Totale ratei e risconti	**5.028.537**	**3.364.037**
Totale attivo	**1.006.707.379**	**557.114.810**

Stato patrimoniale passivo

A) Patrimonio netto		
I. Capitale	29.040.000	29.040.000
II. Riserva da sovrapprezzo delle azioni	0	0
III. Riserve di rivalutazione	0	0
IV. Riserva legale	5.808.000	5.808.000
V. Riserva per azioni proprie e in portafoglio	31.000.000	31.000.000
VI. Riserve statutarie	0	0
VII. Altre riserve:	258.066.863	18.069.376
- Riserva straordinaria	247.402.257	7.981.689
- Riserva da conferimento di partecipazione ex-D.Lgs.544/92	3.041.357	3.041.357
- Avanzo di fusione	5.686.681	5.686.681
- Riserva da ammortamenti anticipati	1.931.379	1.354.460
- Riserva tassata da ammortamenti anticipati	5.189	5.189

VIII. Utili (perdite) portate a nuovo	0	130.402.721
IX. Utile (Perdita) dell'esercizio	20.974.951	134.269.966
Totale patrimonio netto	**344.889.814**	**348.590.063**
B) Fondi per rischi ed oneri		
1) Per trattamento di quiescenza	176.848	0
2) Per imposte	927.483	795.125
b) per imposte differite	927.483	795.125
3) Altri	7.133.957	5.550.671
Totale fondi per rischi e oneri	**8.238.288**	**6.345.796**
C) Trattamento di fine rapporto	**5.482.561**	**5.450.244**
D) Debiti		
1) Obbligazioni	257.953.568	0
- oltre 12 mesi	257.953.568	0
3) Debiti verso banche	24.000.084	118.434.569
- entro 12 mesi	24.000.084	118.434.569
6) Debiti verso fornitori	9.733.302	7.313.283
- entro 12 mesi	9.733.302	7.313.283
8) Debiti verso imprese controllate	327.138.017	64.094.761
- entro 12 mesi	327.138.017	64.094.761
9) Debiti verso imprese collegate	578	471
- entro 12 mesi	578	471
10) Debiti verso controllanti	0	1.504
- entro 12 mesi	0	1.504
11) Debiti tributari	11.700.626	4.288.732
- entro 12 mesi	11.700.626	4.288.732
12) Debiti verso istituti di previdenza	1.020.460	959.700
- entro 12 mesi	1.020.460	959.700
13) Altri debiti	1.451.962	1.498.427
- entro 12 mesi	1.451.962	1.498.427
Totale debiti	**632.998.597**	**196.591.447**
E) Ratei e risconti		
2) Vari	15.098.119	137.260
Totale ratei e risconti	**15.098.119**	**137.260**
Totale passivo	**1.006.707.379**	**557.114.810**
Conti d'ordine		
2) SISTEMA IMPROPRIO DEGLI IMPEGNI		
Impegni verso terzi	15.742.603	9.800.955
Garanzie ricevute	0	387

Garanzie prestate	160.062.346	173.543.203
Totale sistema improprio degli impegni	**175.804.949**	**183.344.545**
Totale conti d'ordine	**175.804.949**	**183.344.545**

Conto economico

A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	81.063.096	84.444.221
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	198.282	-866.662
5) Altri ricavi e proventi	21.441.360	19.265.176
Totale valore della produzione	**102.702.738**	**102.842.735**
B) Costi della produzione		
6) Per materie prime, sussidiarie, consumo e merci	55.759.949	53.298.345
7) Per servizi	12.999.824	10.707.111
8) Per godimento di beni di terzi	3.844.806	4.071.159
9) Per il personale	15.579.799	15.445.697
a) *Salari* e stipendi	10.687.249	10.744.670
b) Oneri sociali	3.582.685	3.485.147
c) Trattamento di fine rapporto	690.083	725.176
e) Altri costi	619.782	490.704
10) Ammortamenti e svalutazioni	4.032.859	4.011.990
a) Ammortamento delle immobilizzazioni immateriali	1.827.501	1.737.839
b) Ammortamento delle immobilizzazioni materiali	2.205.358	2.274.151
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	787.636	35.567
12) Accantonamento per rischi	69.779	362.111
14) Oneri diversi di gestione	755.993	888.067
Totale costi della produzione	**93.830.645**	**88.820.047**
Differenza tra valore e costi di produzione (A - B)	**8.872.093**	**14.022.688**
C) Proventi e oneri finanziari		
15) Proventi da partecipazioni	1.282.154	106.519.245
- da imprese controllate	1.211.537	106.513.909
- da altri	70.617	5.336
16) Altri proventi finanziari	10.652.634	3.815.713
c) da titoli iscritti nell'attivo circolante	841.346	0
d) proventi diversi dai precedenti	9.811.288	3.815.713
- da imprese controllate	1.130.659	1.122.978
- da altri	8.680.629	2.692.735
17) Interessi e oneri finanziari	13.769.820	6.464.140
- da imprese controllate	2.392.213	2.247.365
- da altri	11.377.607	4.216.775
Totale proventi e oneri finanziari (15 + 16 - 17)	**-1.835.032**	**103.870.818**

D) Rettifiche di valore di attività finanziarie	**0**	**0**
E) Proventi e oneri straordinari		
20) Proventi straordinari:	25.715.580	23.150.448
- Plusvalenze da alienazioni	25.044.116	480.676
- Altri proventi straordinari	671.464	22.669.772
21) Oneri straordinari:	3.579.626	5.400.649
- Minusvalenze da alienazioni	2.854	4.085
- Imposte relative ad esercizi precedenti	127.725	0
- Altri oneri straordinari	3.449.047	5.396.564
Totale delle partite straordinarie (20 - 21)	**22.135.954**	**17.749.799**
Risultato prima delle imposte (A - B +/- C +/- D +/- E)	**29.173.015**	**135.643.305**
22) Imposte sul reddito d'esercizio	8.198.064	1.373.339
- Correnti	11.431.857	2.399.108
- Imposte differite	256.859	258.987
- Imposte anticipate	-3.490.652	-1.284.756
23) RISULTATO DI ESERCIZIO	**20.974.951**	**134.269.966**

Nota integrativa
al bilancio chiuso il 31 dicembre 2003

Criteri di formazione

Sono di seguito esposti i criteri più significativi utilizzati nella formazione del bilancio d'esercizio.
Il bilancio di esercizio è redatto in conformità agli articoli 2423 e ss.cod.civ., come risulta dalla presente Nota Integrativa, redatta ai sensi dell'articolo 2427 del cod.civ., che costituisce, ai sensi e per gli effetti dell'articolo 2423 cod.civ., parte integrante del bilancio d'esercizio e in conformità anche a quanto disposto dal D.Lgs. n. 127 del 9 aprile 1991.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state interpretate ed integrate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonchè da specifiche disposizioni di legge.
Ai sensi del D.Lgs. 127 del 9 aprile 1991, la Società ha altresì predisposto il bilancio consolidato di Gruppo.
Per i casi previsti dalla legge è stato richiesto il consenso del Collegio Sindacale.
Per quanto riguarda le informazioni relative alla natura dell'attività dell'impresa e ai fatti di rilievo avvenuti dopo la chiusura dell'esercizio ed ai rapporti con imprese controllate, collegate e controllanti, si rinvia al contenuto della relazione sull'andamento della gestione.

Struttura dello Stato Patrimoniale e del Conto Economico

Sono stati adottati gli schemi prescritti dalla vigente normativa di cui agli articoli 2424 e 2425 cod.civ., che ha recepito nell'ordinamento italiano la direttiva comunitaria in materia di conti annuali delle società per azioni.
Le voci che nello schema di legge sono precedute da lettere maiuscole o da numeri romani sono riportate anche nel caso in cui il loro importo sia di valore uguale a zero.
Le voci precedute da numeri arabi o da lettere minuscole, nonché eventuali ulteriori suddivisioni previste dalla legge, non compaiono nello Stato Patrimoniale e nel Conto Economico se hanno saldo zero sia nell'esercizio in corso che nell'esercizio precedente. In nessun caso si è proceduto al raggruppamento di voci.
La Nota Integrativa costituisce integrazione e analisi dei dati di bilancio e contiene le informazioni richieste dal Codice Civile e dalle norme di legge che disciplinano l'informativa di bilancio per le Società quotate sul Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

Criteri di valutazione

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2003 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.
Gli utili, pertanto, sono inclusi se realizzati o incassati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dell'esercizio, entro la data di approvazione da parte del Consiglio di Amministrazione.
I criteri di valutazione adottati sono quelli prescritti dall'articolo 2426 cod.civ. con l'osservanza dei criteri generali sopra menzionati.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti:

Immobilizzazioni

Immateriali

Sono rappresentate da software in licenza d'uso, iscritti al costo d'acquisto, comprensivo degli oneri accessori, e ammortizzati a quote costanti sulla prevista utilità futura, pari a tre anni, e da spese pluriennali principalmente imputabili alle spese di emissione del prestito obbligazionario, ammortizzate sulla base della sua durata temporale, pari a dodici e quindici anni.

Materiali
Sono iscritte al costo storico di acquisto o rettificato da rivalutazioni monetarie effettuate ai sensi delle leggi che hanno disciplinato questa materia. Gli ammortamenti sono calcolati sul valore storico dei cespiti ovvero sul valore rivalutato, secondo il metodo dell'ammortamento a quote costanti, sulla base della vita utile stimata per i relativi cespiti.
Vengono svalutate in caso di esistenza di perdite di valore non recuperabili. Se vengono meno le ragioni che hanno determinato questa svalutazione, si procede al ripristino del costo.
I costi di manutenzione aventi efficacia conservativa sono imputati a conto economico nell'esercizio in cui sono sostenuti; quelli aventi carattere incrementativo, in quanto prolungano la vita utile o aumentano la produttività o la sicurezza, sono capitalizzati.

Beni in leasing
Il metodo di contabilizzazione seguito per i beni in leasing, è conforme alla prassi civilistica vigente in Italia che prevede per la società conduttrice il riconoscimento a conto economico dei canoni di locazione pagati.

Immobilizzazioni Finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese controllate e in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore. Il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della svalutazione effettuata.

Rimanenze di magazzino
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritti al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione, e il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate, comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo LIFO a scatti annuali e la differenza rispetto al valore delle rimanenze determinato dai prezzi correnti di fine esercizio, viene indicata nel paragrafo di commento alle rimanenze di magazzino.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Crediti e debiti
L'adeguamento del valore nominale dei crediti al valore presunto di realizzo è ottenuto mediante apposito fondo svalutazione crediti commisurato all'effettivo rischio di inesigibilità.
I debiti sono rilevati al valore nominale, eventualmente rettificato in caso di resi o rettifiche di fatturazione.
I crediti e i debiti in valuta estera sono iscritti ai cambi in vigore al momento della loro contabilizzazione.
I crediti e i debiti in valute diverse da quelle facenti parte dei paesi aderenti all'Unione Monetaria Europea vengono allineati ai cambi di fine esercizio. Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al Conto Economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività potenziali a carico della Società vengono iscritti al passivo dello Stato Patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza. Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel Conto Economico.
I fondi per rischi e oneri comprendono anche gli accantonamenti effettuati per imposte dirette e indirette relative a posizioni non ancora definite e in contenzioso, nonchè gli accantonamenti al fondo imposte differite.

Imposte sul reddito correnti
Le imposte correnti vengono accantonate in base alle aliquote in vigore applicate a una stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio.

Imposte sul reddito differite
Le imposte differite riflettono gli effetti fiscali derivanti dalle differenze temporali tra i valori inclusi nel bilancio e i rispettivi valori fiscali, valorizzate sulla base delle aliquote fiscali vigenti e ragionevolmente applicabili per gli esercizi futuri.
Le imposte differite attive, comprese quelle derivanti da perdite fiscali pregresse, sono contabilizzate solo in presenza di ragionevole certezza circa il loro recupero.
Si ricorda che gli ammortamenti anticipati contabilizzati ai sensi dell'articolo 67, comma 3, del T.U.I.R. e di quanto indicato dal principio contabile n. 25, non transitano dal Conto Economico e vengono direttamente imputati ad apposita riserva di Patrimonio Netto, generando di conseguenza passività per imposte differite.
La riconciliazione, con le relative spiegazioni, tra l'onere fiscale iscritto a bilancio e l'onere fiscale teorico, viene riportata nei prospetti allegati alla Nota Integrativa.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente. L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano. Nello Stato Patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritte tra i conti d'ordine le garanzie prestate direttamente o indirettamente, distinguendosi tra fidejussioni, avalli e altre garanzie personali, per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli altri conti d'ordine figura anche l'impegno pluriennale per la locazione di beni immobili.

Iscrizione dei ricavi, dei proventi, dei costi e degli oneri
I ricavi, i proventi, i costi e gli oneri, comprese tutte le imposte e tasse non gravanti sul reddito, sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i dividendi da imprese partecipate sono iscritti a Conto Economico nell'esercizio in cui vengono incassati;
- il relativo credito di imposta è iscritto a Conto Economico nell'esercizio in cui sono iscritti i dividendi;
- i costi, siano essi di natura industriale che di natura finanziaria, sono riconosciuti in base al principio di competenza.

Spese di ricerca e sviluppo
I costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti.

Spese di pubblicità
I costi di pubblicità sono riconosciuti a Conto Economico nell'esercizio in cui vengono sostenuti.

I rapporti con le imprese controllate, controllanti, sottoposte al controllo di queste ultime e con altre parti correlate
La Società intrattiene rapporti commerciali principalmente per vendita di prodotti, prestazioni di servizi legali, amministrativi e di carattere generale nonchè rapporti finanziari derivanti dalla gestione della tesoreria centralizzata verso Società del Gruppo. I rapporti commerciali sono regolati a prezzi di mercato e i rapporti finanziari generano oneri e proventi finanziari in linea con i tassi di mercato. Non sono state effettuate transazioni con altre parti correlate.

Composizione delle voci di Stato Patrimoniale
Qualora sia necessario operare modifiche ai contenuti di alcune voci di bilancio si effettuano le medesime riclassificazioni anche al bilancio precedente per motivi di comparazione.

Altre informazioni
Espressione degli importi monetari
Gli importi riportati nel bilancio d'esercizio e nella Nota Integrativa, se non diversamente indicato, sono espressi in unità di €.

Compensi corrisposti a amministratori, sindaci e direttori generali
Con riferimento alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla Nota Integrativa n. 5, i compensi corrisposti da Davide Campari-Milano S.p.A. e dalle sue controllate, ad amministratori, sindaci e direttori generali di Davide Campari-Milano S.p.A.

Stock Options attribuite ad amministratori e direttori generali
In riferimento alla deliberazione Consob n. 11971 del 14 maggio 1999 e successive modifiche, si segnala che è previsto un piano per la disciplina delle stock option, che prevede le modalità per l'attribuzione di

opzioni per la sottoscrizione e/o l'acquisto di azioni di Davide Campari-Milano S.p.A., sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori di una o più società del Gruppo e/o a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
A tal fine la Società ha acquistato al prezzo di collocamento pari a € 31, n.1.000.000 di azioni proprie da destinarsi al piano di stock option, a fronte del cui acquisto é stata iscritta in bilancio una riserva indisponibile per € 31.000.000.
I beneficiari e il numero di opzioni a ciascuno attribuite sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario nell'ambito del Gruppo, nonché dell'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.
Il prezzo unitario di acquisto delle azioni é pari al prezzo finale di offerta per l'ammissione alla quotazione sul Mercato Telematico Azionario, corrispondente a € 31, e rimarrà invariato per tutta la durata del Piano.
Le opzioni potranno essere esercitate dal giorno successivo alla scadenza del periodo di esercizio, che avrà decorrenza a partire dal 30 giugno 2006, o in via anticipata esclusivamente al verificarsi di determinati presupposti previsti dal piano stesso.
Non è ammesso l'esercizio parziale delle opzioni.

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla Nota Integrativa n. 6, le informazioni relative all'assegnazione gratuita di azioni o l'offerta di opzioni per l'acquisto di azioni di Davide Campari-Milano S.p.A., previste dal piano di stock option attribuite ad amministratori di Davide Campari-Milano S.p.A. o sue controllate.

Dati sull'occupazione

L'organico medio aziendale nel corso dell'esercizio ha subito la seguente evoluzione:

Organico	31 dicembre 2003	31 dicembre 2002	Variazioni
Dirigenti	24	20	4
Impiegati	163	165	-2
Operai	86	96	-10
	273	**281**	**-8**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, a eccezione dei portieri degli immobili di proprietà, per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

ATTIVITÀ

B) Immobilizzazioni

I. Immobilizzazioni immateriali

Saldo al 31 dicembre 2003	3.057.583
Saldo al 31 dicembre 2002	2.255.029
Variazioni	**802.554**

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31 dicembre 2002	Incrementi dell'esercizio	Decrementi dell'esercizio	Ammortamenti dell'esercizio	Valore 31 dicembre 2003
Software in licenza d'uso	298.707	275.263		333.840	240.130
Immobilizzazioni in corso e acconti	7.000	305.228	7.000		305.228
Altre	1.949.322	2.486.705	430.141	1.493.661	2.512.225
	2.255.029	**3.067.196**	**437.141**	**1.827.501**	**3.057.583**

Nella voce "Software in licenza d'uso", sono inclusi i costi relativi al puro acquisto di licenze, mentre i costi di consulenza ad esse relativi sono allocati nella voce "Altre immobilizzazioni immateriali".
Gli incrementi più significativi di software si riferiscono, per € 217.854, all'acquisto di licenze relative a SAP R/3, per € 31.040, ad altre licenze relative all'ambiente informativo aziendale.
In generale, la componente più rilevante del saldo patrimoniale di tale voce afferisce l'investimento nel software applicativo SAP R/3.
Ad integrazione del sistema informativo della Società, nel gruppo "Altre" si individuano spese incrementative di software per l'ambiente "Customer Relationship Management", nonchè statistico per € 164.438 e ad altre implementazioni per strumenti gestionali per € 56.804.
Inoltre, nella stessa voce sono state imputate spese di emissione sostenute per il collocamento del prestito obbligazionario sul mercato americano, più dettagliatamente descritto nella voce "Debiti" nel passivo dello Stato Patrimoniale; tali spese ammontano ad € 1.843.284 e vengono ammortizzate sulla base della durata del prestito stesso.
Si evidenziano infine incrementi per bonifica ambientale, rifacimento impianti elettrici, rinnovamento uffici nel complesso immobiliare di Via Turati in Milano per € 406.379 ed altri di natura diversa per € 15.800.
I decrementi sono totalmente imputabili a spese pluriennali correlate all'immobile di Via Turati in Milano, ceduto a terzi nel corso dell'anno e successivamente oggetto di un contratto di locazione, come più ampiamente descritto nella voce Fabbricati Strumentali.

Rivalutazione delle immobilizzazioni immateriali
Non sono state effettuate rivalutazioni economiche o monetarie né applicate deroghe ai criteri di valutazione di cui all'articolo 2423 bis, comma 2, cod.civ.

Immobilizzazioni in corso e acconti
Gli incrementi di tale voce sono relativi a lavori in corso per il rinnovamento di locali dell'immobile di Via Turati in Milano per € 124.906, al nuovo packaging per la bottiglia Campari per € 114.512 e sviluppo del sistema informativo aziendale per € 65.810.

Descrizione	***Importo***
Saldo al 31 dicembre 2002	7.000
Incrementi dell'esercizio	305.228
Decrementi dell'esercizio	-7.000
Saldo al 31 dicembre 2003	**305.228**

Precedenti rivalutazioni, ammortamenti e svalutazioni
La tabella sotto riportata evidenzia le movimentazioni delle immobilizzazioni immateriali complessivamente intervenute dalla loro origine alla data di chiusura dell'esercizio precedente.

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore
Impianto e ampliamento	3.256.062	3.256.062			
Software in licenza d'uso	1.464.130	1.165.423			298.707
Immobilizzazioni in corso e acconti	7.000				7.000
Altre	8.139.017	6.189.695			1.949.322
	12.866.209	**10.611.180**	**0**	**0**	**2.255.029**

II. Immobilizzazioni materiali

Saldo al 31 dicembre 2003	12.105.695
Saldo al 31 dicembre 2002	14.286.566
Variazione	**-2.180.871**

Terreni e fabbricati

La voce "Terreni e Fabbricati" accoglie immobili utilizzati per l'esercizio dell'impresa e fabbricati civili in locazione a terzi.

Cogliendo il favorevole andamento del mercato immobiliare , e nell'ambito del più ampio progetto di razionalizzazione delle strutture in Italia, nel mese di luglio la società ha esercitato l'opzione di riscatto anticipato dell'immobile di Via Turati in Milano, sede della società e delle controllate italiane, concesso in leasing dalla Credemleasing S.p.A.

Il valore dell'immobile iscritto nelle attività patrimoniali corrisponde al valore di riscatto, incrementato delle spese pluriennali non ancora ammortizzate direttamente imputabili all'immobile stesso e della quota di maxicanone ancora da riscontare alla data dell'operazione, per un importo complessivo pari a € 15.809.076.

L'immobile è stato quindi ceduto per un valore di € 47.375.000, realizzando una plusvalenza pari a € 31.565.924, rettificata per € 6.587.685 relativi a risconti passivi iscritti a fronte di oneri futuri.

Nel contempo è stato stipulato un contratto di locazione con la società acquirente, Core One S.r.l., della durata di sei anni, rinnovabile per ulteriori sei, che consente di mantenere gli uffici della sede presso il suddetto immobile.

Tra le cessioni d'esercizio figura anche la vendita di immobili civili.

Descrizione	Importo
Costo storico	12.933.955
Rivalutazione monetaria	2.795.194
Ammortamenti degli esercizi precedenti	-9.315.815
Saldo al 31 dicembre 2002	**6.413.334**
Acquisizioni dell'esercizio	15.809.076
Cessioni dell'esercizio	-15.813.972
Rivalutazione monetaria su cessioni dell'esercizio	-32.466
Storno ammortamenti su cessioni dell'esercizio	1.238
Ammortamenti dell'esercizio	-460.523
Saldo al 31 dicembre 2003	**5.916.687**

Impianti e macchinari

Descrizione	Importo
Costo storico	21.345.987
Rivalutazione monetaria	2.526.281
Ammortamenti degli esercizi precedenti	-17.920.555
Saldo al 31 dicembre 2002	**5.951.713**

Acquisizioni dell'esercizio	284.546
Cessioni dell'esercizio	-3.173.384
Rivalutazione monetaria su cessioni dell'esercizio	-159.158
Storno ammortamenti su cessioni dell'esercizio	2.670.977
Ammortamenti dell'esercizio	-1.012.168
Saldo al 31 dicembre 2003	**4.562.526**

Gli incrementi sono riferiti a interventi effettuati nei vari reparti dello Stabilimento di Sesto San Giovanni per € 165.465 ed adeguamento degli impianti elettrici del deposito sussidiario sito in Cinisello Balsamo, per € 119.081.
I decrementi sono principalmente imputabili allo smantellamento della linea CampariSoda vuoto a rendere, che ha terminato la sua utilità produttiva nel corso dell'anno.

Attrezzature industriali e commerciali
Le acquisizioni sono relative ad attrezzatura di stabilimento per il laboratorio chimico.

Descrizione	***Importo***
Costo storico	611.511
Ammortamenti degli esercizi precedenti	-330.066
Saldo al 31 dicembre 2002	**281.445**
Acquisizioni dell'esercizio	65.508
Cessioni dell'esercizio	-11.497
Storno ammortamenti su cessioni dell'esercizio	11.318
Ammortamenti dell'esercizio	-104.690
Saldo al 31 dicembre 2003	**242.084**

Altri beni (mobilio, macchine elettroniche, autovetture, automezzi)
Le acquisizioni più significative riguardano le macchine elettroniche costituite da personal computer e stampanti per € 254.820, server ed apparecchiature relative ad hardware centrale di sede per € 110.671 nonché macchine elettroniche diverse per € 6.461.
Altri incrementi si riferiscono all'acquisto di mobili e arredi per € 47.591.
I decrementi sono principalmente costituiti dalla dismissione di una autovettura e due ciclomotori completamente ammortizzati per € 139.403, mobilio per € 65.946 e macchine elettroniche obsolete per € 8.636.

Descrizione	***Importo***
Costo storico	6.985.821
Ammortamenti degli esercizi precedenti	-5.485.916
Saldo al 31dicembre 2002	**1.499.905**
Acquisizioni dell'esercizio	421.215
Cessioni dell'esercizio	-213.985
Storno ammortamenti per cessioni dell'esercizio	208.919
Ammortamenti dell'esercizio	-627.977
Saldo al 31 dicembre 2003	**1.288.077**

Immobilizzazioni in corso e acconti

Descrizione	***Importo***
Saldo al 31dicembre 2002	**140.169**
Incrementi dell'esercizio	152.446
Decrementi dell'esercizio	-196.294
Saldo al 31 dicembre 2003	**96.321**

Il saldo al 31 dicembre 2003 è costituito da acconti per € 71.375 e da immobilizzazioni in corso per € 24.946.
Le immobilizzazioni in corso e gli acconti sono principalmente riferiti a interventi su impianti dell'immobile di Via Turati in Milano.

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio
Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle immobilizzazioni materiali iscritte nel bilancio della società al 31 dicembre 2003.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Totale
Legge 2 dicembre 1975 n. 576	5.892	249.844	255.736
Legge 19 marzo 1983 n. 72	134.279	2.117.279	2.251.558
Legge 30 dicembre 1991 n. 413	2.622.557		2.622.557
	2.762.728	**2.367.123**	**5.129.851**

III. Immobilizzazioni Finanziarie

Saldo al 31 dicembre 2003	912.238.474
Saldo al 31 dicembre 2002	470.864.733
Variazioni	**441.373.741**

Partecipazioni

Descrizione	31 dicembre 2002	Incremento	Decremento	31 dicembre 2003
Imprese controllate				
- Campari do Brasil Ltda.	114.737.986			114.737.986
- Prolera LDA	5.000			5.000
- Campari Schweiz A.G.	551.796			551.796
- Campari Finance Teoranta	51.293.054			51.293.054
- DI.CI.E. Holding B.V.	119.024.335		94.000.000	25.024.335
- Redfire; Inc.	153.823.802			153.823.802
- Barbero 1891 S.p.A.	0	222.415.172		222.415.172
- Campari-Crodo S.p.A.	0	313.050.016		313.050.016
	439.435.973	**535.465.188**	**94.000.000**	**880.901.161**
Altre imprese				
- Altre imprese	65.917		17.187	48.730
	439.501.890	**535.465.188**	**94.017.187**	**880.949.891**

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.

In data 3 dicembre la Società ha finalizzato l'acquisizione del 100% della Barbero 1891 S.p.A al valore di € 219.803.522 incrementati nell'iscrizione in bilancio dei relativi oneri accessori di diretta imputazione, quali consulenze e spese legali.
L'operazione, più ampiamente descritta in Relazione sulla Gestione, rappresenta un ulteriore rafforzamento nel mercato degli *spirits*, grazie a marchi quali, Aperol e Aperol Soda, nonché dei vini, con Mondoro ed Enrico Serafino.
Il corrispettivo dell'operazione tiene conto del maggior valore di attivi patrimoniali che non sono riflessi nel valore netto contabile.

Inoltre, nell'ambito di un complessivo processo di razionalizzazione della struttura del gruppo , nel mese di dicembre la Davide Campari Milano S.p.A ha acquistato dalla controllata Di.Ci.E. Holding B.V. il 100% della partecipazione in Campari-Crodo S.p.A., controllante al 100% delle società italiane del gruppo.
Il valore di acquisto, supportato da perizia, è pari a € 300.000.000 incrementato della posizione finanziaria netta alla data di acquisizione, pari a € 13.000.000, nonché dei costi accessori relativi all'operazione stessa. Il valore complessivo così determinato risulta superiore al patrimonio netto.
Infine, coerentemente con le linee di ridefinizione degli assetti patrimoniali all'interno del gruppo, in seguito alle disponibilità finanziarie che si sono venute a creare in capo alla controllata Di.Ci.E Holding B.V., la stessa, con delibera dell'assemblea degli azionisti, ha ridotto e rimborsato, sempre nel corso del 2003, al socio la riserva sovraprezzo azioni per € 94.000.000, con conseguente riduzione del valore d'iscrizione della partecipazione stessa.
La differenza fra il costo di iscrizione delle partecipazioni nelle società Campari do Brasil Ltda., e Redfire Inc. e la relativa quota di patrimonio netto deriva dal maggior valore dei marchi e dell'avviamento rispetto al dato contabile.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Istituto Ricerche Biomediche Marxer - Ivrea	€	41.316
Ecolombardia 18 - Pavia	€	7.414
		48.730

I movimenti intervenuti nella voce "Partecipazioni in altre imprese" si riferiscono alla vendita delle azioni Credemholding SpA per € 17.187.

Altri crediti immobilizzati

Descrizione	31 dicembre 2002	Incremento	Decremento	31 dicembre 2003
Verso altri oltre 12 mesi	362.843	8.949	83.209	288.583
	362.843	**8.949**	**83.209**	**288.583**

La voce "Verso altri" rappresenta il credito d'imposta per T.F.R.

Azioni proprie

Le azioni proprie, pari a n.1.000.000, acquistate in data 13 luglio 2001 al prezzo unitario di collocamento del titolo, pari a € 31, sono destinate al piano di stock option, precedentemente descritto.
A fronte di tale acquisto è iscritta nel patrimonio netto una riserva indisponibile di € 31.000.000.

C) Attivo circolante

I. Rimanenze

Saldo al 31 dicembre 2003	7.592.814
Saldo al 31 dicembre 2002	8.182.169
Variazioni	**-589.355**

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), è dettagliata come segue:

	Costo di acquisto	Costi correnti	Differenza
Materie prime	1.904.085	2.076.510	172.425
Materiale di confezionamento	1.003.812	1.052.758	48.946
Materiale pubblicitario	1.285.328	1.378.387	93.059
Semilavorati	2.001.704	2.456.531	454.827
Prodotti finiti	1.397.885	1.423.190	25.305
	7.592.814	**8.387.376**	**794.562**

II. Crediti

Saldo al 31 dicembre 2003	44.260.595
Saldo al 31 dicembre 2002	57.130.007
Variazione	**-12.869.412**

Il saldo è così suddiviso secondo le scadenze.

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Verso imprese controllate	34.869.013			34.869.013
Verso imprese controllanti	6.001			6.001
Verso altri	6.522.145	2.863.436		9.385.581
	41.397.159	**2.863.436**	**0**	**44.260.595**

La diminuzione dei crediti è sostanzialmente imputabile ad una riduzione della posizione creditoria della tesoreria accentrata nei confronti delle controllate, principalmente causata dalla fusione della controllata F.Cinzano & C.ia S.p.A. nella Campari-Crodo S.p.A., che ha annullato la sua posizione precedentemente debitoria.

I crediti verso imprese controllate sono così composti:

Società	Crediti *commerciali*	Tesoreria *accentrata*	Crediti diversi	IVA di Gruppo	Totale
Campari Italia S.p.A.	8.669.090		218.787	1.398.818	10.286.695
Campari-Crodo S.p.A.	114.029		639.464	-780.586	-27.093
S.A.M.O. S.p.A.				-4.441	-4.441
Tenute Sella & Mosca S.p.A.	8.343	6.315.206	121.514		6.445.063
Zedda Piras S.p.A.		14.123.899	89.584		14.213.483
Campari International S.A.M.	3.249.850		30.560		3.280.410
O-Dodeca B.V.			1.891		1.891
Campari Deutschland Gmbh			258.455		258.455
Campari Do Brasil Ltda.			291.591		291.591
N. Kaloyannis Bros. A.E.B.E.			5.644		5.644
Campari Schweitz A.G.			117.315		117.315
	12.041.312	**20.439.105**	**1.774.805**	**613.791**	**34.869.013**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo delle controllate italiane, regolati a tassi di interesse di mercato, pari all'Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare.

Nella voce diversi si evidenziano crediti per il riaddebito di costi generali, amministrativi e di coordinamento delle controllate per € 238.588, in forza del contratto di servizi in essere con le società italiane del Gruppo; royalty per € 487.514; riaddebiti di costi telefonici per € 284.391 e costi di natura informatica per € 543.312; interessi su tesoreria accentrata per € 147.841 e altri di natura diversa per la rimanente parte.

Il credito verso la controllante Alicros S.r.l. è relativo alla vendita di un'autovettura.

I crediti verso altri sono così composti:

Crediti per imposte differite attive	4.955.757
Crediti verso Erario in attesa di rimborso	1.108.223
Crediti verso dipendenti	68.142
Crediti verso Istituti Previdenziali	76.020
Crediti verso fornitori	94.836
Crediti verso clienti diversi	2.869.392
Crediti in sofferenza	104.336
meno fondo svalutazione crediti	-104.336
Crediti verso assicurazioni	104.834
Crediti diversi	108.377
	9.385.581

Le differenze temporanee che alimentano le imposte differite attive sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo svalutazione crediti verso clienti e fondo rischi e oneri diversi; spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, *quali imposte, compensi ad amministratori e corrispettivi per la revisione annuale dei bilanci.*

Le imposte differite attive sono accantonate, e il credito iniziale adeguato, alle aliquote vigenti applicabili a Davide Campari-Milano S.p.A. negli anni in cui è previsto e stimato che vengano riversate le poste oggetto del credito, secondo le disposizioni di legge e le agevolazioni in vigore, in base anche alla previsione degli utili e dei relativi redditi imponibili futuri.

Tali crediti si sono così movimentati:

Saldo iniziale crediti imposte differite attive	1.465.104
Per imposte anticipate esercizio - IRPEG	3.301.043
Utilizzo per imposte anticipate - IRPEG	-92.119
Per imposte anticipate esercizio - IRAP	287.005
Utilizzo per imposte anticipate - IRAP	-5.276
	4.955.757

In base a quanto definito nel contratto di vendita dell'immobile di Via Turati in Milano, nella voce crediti verso clienti diversi è iscritto il credito comprensivo di interessi contrattuali pari ad € 2.828.537, verso la parte acquirente Core One S.r.l., con scadenza 30 luglio 2008.

IV. Disponibilità liquide

Saldo al 31 dicembre 2003	22.423.681
Saldo al 31 dicembre 2002	1.032.269
Variazioni	**21.391.412**

Descrizione	**31/12/2003**	**31/12/2002**
Depositi a termine	16.051.361	0
Depositi bancari e postali	6.362.892	1.028.733
Denaro e altri valori in cassa	9.428	3.536
	22.423.681	**1.032.269**

Per le variazioni relative alla posizione finanziaria nel suo complesso si rimanda al rendiconto finanziario, allegato n. 3 della Nota Integrativa, nonchè al relativo commento nella Relazione sulla Gestione.

D) Ratei e risconti

Saldo al 31dicembre 2003	5.028.537
Saldo al 31dicembre 2002	3.364.037
Variazioni	**1.664.500**

I ratei e risconti rappresentano i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

La composizione della voce è così dettagliata:

Descrizione	***Importo***
Ratei attivi	
Cross Currency Swap - su prestito obbligazionario	4.941.457
Time Deposit - interessi	16.943
	4.958.400
Risconti attivi	
Core One srl - canone affitto	44.422
Canoni di manutenzione	8.060
Abbonamenti a riviste diverse	9.781
Altri	7.874
	70.137
Totale	**5.028.537**

I ratei attivi includono l'iscrizione di proventi finanziari sul contratto di swap negoziato con Deutsche Bank, collegato al prestito obbligazionario, commentato nella relativa voce.

Come precedentemente descritto nella voce Fabbricati Strumentali, la società ha esercitato l'opzione di riscatto anticipato dell'immobile di Via Turati a Milano, concesso in leasing dalla Credemleasing Spa. Il valore di carico dell'immobile, successivamente ceduto, è pertanto risultato pari al valore di riscatto, incrementato delle spese pluriennali non ancora ammortizzate, direttamente imputabili all'immobile stesso, e della quota di maxicanone ancora da riscontare alla data dell'operazione, pari a € 2.675.374, precedentemente iscritta nella voce Risconti attivi.

PASSIVITÀ

A) Patrimonio netto

Saldo al 31 dicembre 2003	344.889.814
Saldo al 31 dicembre 2002	348.590.063
Variazioni	**-3.700.249**

Descrizione	31 dicembre 2002	Incrementi	Decrementi	31 dicembre 2003
Capitale	29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000
Riserva per azioni proprie	31.000.000			31.000.000
Riserva straordinaria	7.981.689	239.420.568		247.402.257
Riserva per conferimento partecipazione ex D.Lgs. 544/92	3.041.357			3.041.357
Avanzo di fusione	5.686.681			5.686.681
Riserva da ammortamenti anticipati	1.354.460	576.919		1.931.379
Riserva tassata da ammortamenti anticipati	5.189			5.189
Utili (perdite) a nuovo	130.402.721		130.402.721	
Utili (perdite) esercizio	134.269.966	20.974.951	134.269.966	20.974.951
	348.590.063	**260.972.438**	**264.672.687**	**344.889.814**

L'assemblea del 30 aprile 2003 ha deliberato la destinazione di € 130.402.721, precedentemente iscritti nel conto "Utili (Perdite) portati a nuovo" al conto "Altre riserve - Riserva straordinaria", ha inoltre deliberato la destinazione dell'utile dell'esercizio precedente come segue:

- a riserva ammortamenti anticipati € 576.919;
- a dividendi agli azionisti € 24.675.200;
- a riserva straordinaria € 109.017.847.

La Società nel corso dell'esercizio ha calcolato ammortamenti anticipati per € 480.018 contabilizzati ai sensi dell'articolo 67 comma 3 del T.U.I.R., di cui si terrà conto in fase di destinazione dell'utile dell'esercizio e dell'approvazione del bilancio, attraverso la diretta imputazione ad apposita riserva di patrimonio netto, senza transitare dal Conto Economico. Detta riserva risulta al netto dei decrementi pari a € 528.278, a seguito di dismissioni di cespiti avvenute nel corso dell'esercizio oppure all'esaurimento del periodo di ammortamento fiscale.

Sono state iscritte nel conto economico dell'esercizio le imposte differite, pari a € 178.807, calcolate sugli ammortamenti dedotti in sede di dichiarazione dei redditi, questi ultimi computati al netto dei decrementi relativi a cespiti ceduti nell'esercizio che avevano concorso alla riserva dell'anno precedente.

Il capitale sociale, interamente versato, è così composto.

Azioni	Numero	Valore nominale	Totale
Ordinarie	29.040.000	€ 1	29.040.000

Alla data di chiusura del bilancio i titoli in circolazione sono i seguenti:

n. 29.040.000 azioni ordinarie

comprensive di n. 1.000.000 azioni proprie destinate al piano di stock option.

Nel capitale sociale, in precedenti esercizi, è confluita parte della riserva da conferimento ex D.Lgs. 544/92 per € 21.541.046.
Rimane iscritto nella voce "Altre riserve" l'importo residuo di detta riserva da conferimento ex D.Lgs. 544/92 per € 3.041.357.
L'intero importo concorre a formare il reddito imponibile della Società in caso di distribuzione ai soci.
Inoltre, come precedentemente descritto, risulta iscritta tra le voci del Patrimonio Netto la riserva in sospensione per ammortamenti anticipati pari a € 1.931.379, nonché la riserva indisponibile pari a € 31.000.000 relativa ad azioni proprie in portafoglio.

B) Fondi per rischi ed oneri

Saldo al 31 dicembre 2003	8.238.288
Saldo al 31 dicembre 2002	6.345.796
Variazioni	**1.892.492**

Descrizione	31 dicembre 2002	Incrementi	Decrementi	31 dicembre 2003
Per trattamento di quiescenza	0	176.848		176.848
Per imposte differite	795.125	256.859	124.501	927.483
Altri:				
- ristrutturazione	5.200.000		1.104.333	4.095.667
- oneri futuri	0	2.700.000		2.700.000
- diversi	50.000	50.000	50.000	50.000
- per contenziosi in corso	300.671		12.381	288.290
	6.345.796	**3.183.707**	**1.291.215**	**8.238.288**

La Società iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando l'importo della passività potenziale è ragionevolmente determinabile.
Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali realizzate nei precedenti esercizi.
Le aliquote applicate sono quelle in vigore, tenuto conto delle agevolazioni previste dalle specifiche disposizioni di legge in riferimento agli anni in cui è stimabile il reversal di tali poste, in considerazione anche della stima degli utili futuri.

Tra gli altri fondi, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del primo semestre 2002, a cui è seguito l'accordo stipulato in data 9 gennaio 2003 con le organizzazioni sindacali. Tale ristrutturazione prevede il graduale trasferimento, a partire dal 2003 per gli esercizi successivi fino al 2006, delle attività produttive dello stabilimento di Sesto San Giovanni al nuovo impianto che la controllata Campari-Crodo S.p.A. ha realizzato a Novi Ligure, nel cui sito sono state già trasferite le attività industriali dello stabilimento di Termoli.
In particolare il fondo iscritto in Davide Campari-Milano S.p.A. include sia gli oneri del personale derivanti dalla definizione del nuovo assetto industriale che i costi previsti per il trasferimento e la messa in opera, piuttosto che la dismissione, delle linee produttive.
Gli utilizzi del fondo nel corso del 2003 si riferiscono principalmente ai costi relativi allo smantellamento della linea CampariSoda vuoto a rendere, come precedentemente descritto nella voce Immobilizzazioni Materiali, e agli oneri relativi al personale.

Al fine di razionalizzare le posizioni debitorie e creditorie nei confronti delle forze vendite e dei clienti, la Davide Campari Milano S.p.A. ha acquisito le posizioni giuridiche relative ai suddetti debiti e crediti dalle

società controllate in capo alle quali gli stessi sono sorti precedentemente all'acquisizione da parte del gruppo Campari.
Il fondo iscritto per € 2.700.000 riflette la stima dei futuri oneri per i processi di rinnovamento e sostituzione di funzioni direttive nell'ambito dell'attuale struttura societaria.
Infine, gli altri fondi per rischi ed oneri diversi relativi a contenziosi in essere si riferiscono a controversie di natura immobiliare.

C) Trattamento di fine rapporto di lavoro subordinato

Saldo al 31 dicembre 2003	5.482.561
Saldo al 31 dicembre 2002	5.450.244
Variazioni	**32.317**

La variazione è così costituita:

Variazioni	*Importo*
Incremento dell'esercizio	690.083
Decremento dell'esercizio	-657.766
	32.317

Il fondo accantonato rappresenta l'effettivo debito della Società al 31 dicembre 2003 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 221.180 in base alle vigenti disposizioni di Legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond, nonché delle quote relative a personale trasferito ad altre Società del Gruppo.

D) Debiti

Saldo al 31 dicembre 2003	632.998.597
Saldo al 31 dicembre 2002	196.591.447
Variazioni	**436.407.150**

Nel corso del 2003 si è registrato un significativo incremento dei debiti, sostanzialmente generato dall'acquisizione delle partecipazioni Barbero 1891 S.p.A. e Campari-Crodo S.p.A. La scadenza dell'indebitamento, nei precedenti esercizi integralmente a breve termine, è stata considerevolmente allungata dall'emissione obbligazionaria sul mercato statunitense, avvenuta nel corso dell'anno.
Per contro, sono state parzialmente estinte le linee di finanziamento a breve aperte nel corso del 2002 ed è stata annullata la posizione debitoria relativa alla tesoreria accentrata nei confronti di Campari-Crodo S.p.A.
I debiti sono valutati al loro valore nominale e non sono assistiti da garanzie reali.

La scadenza degli stessi è così suddivisa:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Obbligazioni			257.953.568	257.953.568
Debiti verso banche	24.000.084			24.000.084
Debiti verso fornitori	9.733.302			9.733.302
Debiti verso imprese controllate	327.138.017			327.138.017
Debiti verso imprese collegate	578			578

Debiti tributari	11.700.626			11.700.626
Debiti verso istituti di previdenza	1.020.460			1.020.460
Altri debiti	1.451.962			1.451.962
	375.045.029	**0**	**257.953.568**	**632.998.597**

Più in dettaglio, in data 16 luglio, la Società ha completato il collocamento sul mercato istituzionale statunitense di un prestito obbligazionario per USD 300.000.000. La transazione è strutturata su due tranche di USD 100.000.000 e di USD 200.000.000, con scadenze a 12 e 15 anni, con rimborso in un'unica soluzione a scadenza (bullet). Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base ad un tasso fisso rispettivamente del 4,33% e 4,63%.
Tramite un cross currency swap di copertura, negoziato con Deutsche Bank, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi del dollaro statunitense e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in dollari, a tasso variabile su Euro, fissando lo stesso in Euribor 6 mesi più 0,5980% sulla prima tranche ed Euribor 6 mesi più 0,5950%, sulla seconda.
Poiché detto swap è qualificabile come copertura delle specifiche posizioni di indebitamento, esso è stato mantenuto al costo, coerentemente con il criterio di valutazione della passività coperta.

I debiti verso controllate sono così costituiti:

Società	Debiti commerciali	Tesoreria accentrata	Diversi	Totale
Campari-Crodo S.p.A.	1.994	3.551.985	31.890	3.585.869
Campari Italia S.p.A.	39.047	1.226.506	54.655	1.320.208
S.A.M.O. S.p.A.		868.014	16.970	884.984
Barbero 1891 SpA		69.147.216	98	69.147.314
Campari International SAM			69.722	69.722
DI.CI.E. Holding B.V.			210.000.100	210.000.100
Campari France S.A.	2.129.820			2.129.820
Lacedaemon Holding B.V.			40.000.000	40.000.000
	2.170.861	**74.793.721**	**250.173.435**	**327.138.017**

Nella voce diversi si rilevano il finanziamento pari ad € 210.000.000 ricevuto da DI.CI.E. Holding B.V., scadente il 12 dicembre 2004, un ulteriore finanziamento pari a € 40.000.000 ricevuto da Lacaedemon Holding B.V., scadente il 31 gennaio 2004, rinnovabile di anno in anno, debiti per interessi su tesoreria accentrata per € 78.503 ed altri di natura diversa per la rimanente parte.

I debiti verso collegate sono nei confronti di Longhi & Associati S.r.l., relativi ad attività pubblicitaria di carattere istituzionale.

I debiti tributari sono così composti:

Descrizione	IRPEG/IRAP	Ritenute	Altre imposte	Accise	IVA
Debito tributario al 31 dicembre 2003	11.556.358	665.200	131.960	1.124.431	1.621.001
Acconti dell'esercizio	-3.119.097				
Ritenute subite	-279.227				
	8.158.034	**665.200**	**131.960**	**1.124.431**	**1.621.001**

Le ritenute esposte sono correlate alle retribuzioni , liquidazioni e su fatture di fornitori del mese di dicembre.

I debiti verso Istituti Previdenziali sono così composti:

INPS	951.611
Altri Istituti	68.849
	1.020.460

Tra gli altri debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie e note spese complessivamente pari a € 1.310.509, verso Amministratori e Sindaci per € 78.798 ed altri di natura diversa per € 62.655.

E) Ratei e risconti

Saldo al 31 dicembre 2003	15.098.119
Saldo al 31 dicembre 2002	137.260
Variazioni	14.960.859

Descrizione	***Importo***
Ratei passivi	
Prestito obbligazionario - interessi v/obbligazionisti	4.941.457
Cross Currency Swap - su prestito obbligazionario	3.242.920
DI.CI.E. Holding B.V. - interessi su finanziamento	258.740
Interessi su linee di credito bancario	67.317
	8.510.434
Risconti passivi	
Core One S.r.l. - plusvalenza su cessione immobile	6.587.685
	6.587.685
Totale	**15.098.119**

I ratei passivi includono l'iscrizione sia degli interessi passivi da liquidare agli obbligazionisti a fronte del prestito obbligazionario, sia degli oneri finanziari sullo swap negoziato con Deutsche Bank, collegato al prestito obbligazionario.

Come precedentemente descritto nella voce fabbricati strumentali, é stata iscritta nei risconti passivi per € 6.587.685, la rettifica della plusvalenza realizzata sulla cessione dell'immobile di Via Turati in Milano, che tiene cónto di oneri futuri attesi.

CONTI D'ORDINE

Descrizione	**Saldo al 31 dicembre 2003**	**Saldo al 31 dicembre 2002**	**Variazioni**
Sistema improprio degli impegni verso terzi	175.804.949	183.344.158	-7.539.209
Sistema improprio degli impegni da terzi	0	387	-387
	175.804.949	**183.344.545**	**-7.539.596**

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi:

- SNAM a garanzia pagamento bollette metano	41.317
- Dogana di Milano a garanzia pagamento indennità doganali	1.033
- Dogana di Milano per diritti doganali su transiti comunitari	413.165

- Dogana di Milano a garanzia accise gravante su merce nel deposito fiscale	5.520.766
- Ministero Commercio Estero a garanzia titolo esportazione	417.500
- Ministero Attività Produttive - a garanzia titolo esportazione	550.000
- SAC a garanzia compravendita immobile in Via Oderisi da Gubbio, Roma	103.291
- Dogana di Milano a garanzia presentazione bottiglie importate e contrassegnate	464.811
- Dogana Milano - a garanzia pagamento diritti doganali	5.200
- ENEL TRADE a garanzia fornitura energia elettrica - Sesto San Giovanni	51.646
- Regione Lombardia canone concessione pozzi - Sesto San Giovanni	4.387
	7.573.116
Fidejussioni a Società del Gruppo:	
- Campari-Crodo S.p.A. - a garanzia fidejussioni diverse a favore di terzi	16.038.819
- Campari Italia S.p.A. - a garanzia fidejussioni diverse a favore di terzi	1.075.047
- S.A.M.O. S.p.A. - a garanzia fidejussioni diverse a favore di terzi	68.956
	17.182.822
Garanzie a terzi	
- Redfire, Inc. garanzia finanziamento private placement	134.600.158
- Core One S.r.l. - a garanzia contratto locazione immobile Via Turati 27 in Milano	706.250
	135.306.408
Impegni verso terzi	
- Core One S.r.l. - canoni di locazione immobile Via Turati 27 Milano, per gli anni 2004-2009, senza possibilità di recesso	15.742.603
	15.742.603
Totale	**175.804.949**

La garanzia a terzi è stata rilasciata da Davide Campari-Milano S.p.A., a fronte del collocamento sul mercato americano di un Private Placement a primari investitori istituzionali del valore di US$ 170.000.000, effettuato dalla controllata Redfire, Inc.

CONTO ECONOMICO

A) Valore della produzione

Saldo al 31 dicembre 2003	102.702.738
Saldo al 31 dicembre 2002	102.842.735
Variazioni	**-139.997**

Il valore della produzione è così composto:

Descrizione	31 dicembre 2003	31 dicembre 2002	Variazioni
Ricavi vendite e prestazioni	81.063.096	84.444.221	-3.381.125
Variazioni rimanenza prodotti	198.282	-866.662	1.064.944
Altri ricavi e proventi	21.441.360	19.265.176	2.176.184
	102.702.738	**102.842.735**	**-139.997**

Nei ricavi alle vendite sono comprese accise e contrassegni per € 15.203.829.

Ricavi per area geografica

I ricavi per area geografica sono così dettagliati:

Area	Vendite
Italia	52.376.391
UE extra Italia	19.016.583
Extra UE	9.670.122
	81.063.096

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella Relazione sulla Gestione.

I ricavi diversi sono così composti:

Vendite diverse	926.930
Vendita materiale e servizi promo / pubblicitari	4.596.374
Proventi immobiliari	752.103
Royalty	1.246.541
Servizi intrasocietari	11.951.480
Plusvalenze da alienazione immobilizzazioni	14.750
Recupero spese di lavorazioni e di personale	108.369
Recupero spese accessorie estere	102.714
Recupero spese di trasporto	81.235
Rimborsi e indennizzi assicurativi	253.293
Ricavi e proventi diversi	1.407.571
	21.441.360

Le vendite diverse sono riferite a cessioni di bancali, materiale di recupero e diverso.
Tra i ricavi e proventi diversi si individuano proventi per rimborsi di prelievi agricoli per € 355.832 e riaddebiti di varia natura alle società del Gruppo per € 902.375 nonchè ricavi di natura diversa per € 149.364.
I ricavi per servizi intrasocietari sono conseguiti a fronte della prestazione di servizi generali, amministrativi, finanziari e di marketing, svolta da parte della Società nei confronti delle controllate del Gruppo.

B) Costi della produzione

Saldo al 31 dicembre 2003	93.830.645
Saldo al 31 dicembre 2002	88.820.047
Variazioni	**5.010.598**

Descrizione	31 dicembre 2003	31 dicembre 2002	Variazioni
Materie prime, sussidiarie e merci	55.759.949	53.298.345	2.461.604
Servizi	12.999.824	10.707.111	2.292.713
Godimento di beni di terzi	3.844.806	4.071.159	-226.353
Salari e stipendi	10.687.249	10.744.670	-57.421
Oneri sociali	3.582.685	3.485.147	97.538
Trattamento di fine rapporto	690.083	725.176	-35.093
Altri costi del personale	619.782	490.704	129.078
Ammortamento immobilizzazioni immateriali	1.827.501	1.737.839	89.662
Ammortamento immobilizzazioni materiali	2.205.358	2.274.151	-68.793
Accantonamento per rischi	69.779	362.111	-292.332
Variazione rimanenze	787.636	35.567	752.069
Oneri diversi di gestione	755.993	888.067	-132.074
	93.830.645	**88.820.047**	**5.010.598**

Costi per servizi
La voce comprende costi per manutenzioni per € 1.428.381, costi per consulenze per € 1.217.900, spese di trasporto per € 422.934, utenze per € 1.874.640, costi relativi ai servizi informativi per € 909.691, compensi ad amministratori e sindaci e altri costi correlati alle cariche per € 2.954.467, nonché costi legati all'attività produttiva e amministrativa per € 4.191.811.

Costi godimento beni di terzi
Tali costi includono il canone di leasing derivante dal contratto relativo al complesso immobiliare di Via Turati in Milano, oggetto di riscatto anticipato il 29 luglio, come precedentemente descritto, per € 1.911.108, il canone di locazione dello stesso immobile a seguito del successivo contratto stipulato per € 1.290.151, canoni di noleggio di autovetture per € 446.926 e noleggi di natura diversa per € 196.621.

Costi per il personale
La voce comprende l'intera spesa per il personale dipendente ivi compreso i miglioramenti di merito, bonus di produzione, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.

Ammortamento delle immobilizzazioni materiali
Per quanto concerne gli ammortamenti si specifica che gli stessi sono stati calcolati sulla base della durata utile del cespite a quote costanti e del suo sfruttamento nella fase produttiva e le aliquote utilizzate coincidono con quelle ammesse dalle normative fiscale vigenti come sotto specificato:

Fabbricati	3%
Serbatoi	10%
Impianti	10%
Costruzioni leggere	10%
Mobilio	12%
Macchine Ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

Nell'esercizio sono stati stanziati ammortamenti anticipati, esclusivamente in applicazione di norme tributarie, come già commentato nella voce Patrimonio Netto.

Oneri diversi di gestione

Come da specifica sottostante:

Imposte e tasse deducibili	102.151
Imposte e tasse indeducibili	230.656
Spese gestione immobili affittati	14.643
Oneri di utilità sociale	74.230
Quote associative	56.635
Giornali, riviste, pubblicazioni	81.085
Spese di rappresentanza	50.509
Contributo Conai su acquisti	105.333
Oneri diversi	40.751
	755.993

C) *Proventi e oneri finanziari*

Saldo al 31 dicembre 2003	-1.835.032
Saldo al 31 dicembre 2002	103.870.818
Variazioni	**-105.705.850**

Descrizione	31 dicembre 2003	31 dicembre 2002	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	1.211.537	106.513.909	-105.302.372
	1.211.537	106.513.909	-105.302.372
Altri			
Dividendi da altre imprese	70.617	3.415	67.202
Credito d'imposta su dividendi altre imprese	0	1.921	-1.921
	70.617	5.336	65.281
Totale	**1.282.154**	**106.519.245**	**-105.237.091**

Commenti al conto economico

Allo scopo di far fronte al rischio di variazioni dei cambi e dei tassi d'interesse, nel corso dell'anno sono stati stipulati dalla società contratti derivati a copertura di specifiche operazioni, di cui sono imputati a conto economico gli effetti.

L'unico contratto derivato in essere al 31.12.2003 è quello collegato al prestito obbligazionario emesso dalla società sul mercato statunitense, di cui ai precedenti commenti.

Infine, i maggiori oneri finanziari netti rispetto all'anno precedente sono imputabili all'accresciuto indebitamento medio.

Descrizione	31 dicembre 2003	31 dicembre 2002	Variazioni
Altri proventi finanziari			
Da titoli iscritti nell'attivo circolante			
Interessi attivi su titoli obbligazionari	841.346	0	841.346
	841.346	0	841.346
Proventi diversi dai precedenti			
Da controllate			
- Interessi su tesoreria accentrata	1.121.129	1.122.978	-1.849
- Utili su cambi verso controllate	9.530	0	9.530
	1.130.659	1.122.978	7.681
Da altri			
- Interessi su depositi a termine	922.538	27.597	894.941
- Altri proventi finanziari	2.461.451	12.423	2.449.028
- Interessi attivi su crediti verso clienti	0	11.440	-11.440
- Interessi attivi diversi	64.708	36.994	27.714
- Interessi bancari e postali	127.418	41.613	85.805
- Interessi attivi su strumenti finanziari derivati	5.045.772	0	5.045.772
- Utili su cambi commerciali	58.742	22.579	36.163
- Utili su cambi finanziari	0	2.540.089	-2.540.089
	8.680.629	2.692.735	5.987.894
Totale	**10.652.634**	**3.815.713**	**6.836.921**

Descrizione	31 dicembre 2003	31 dicembre 2002	Variazioni
Interessi e altri oneri finanziari			
Verso controllate			
- Interessi su tesoreria accentrata	826.248	1.117.753	-291.505
- Interessi su finanziamenti	1.558.661	1.129.612	429.049
- Perdite su cambi verso controllate	7.304	0	7.304
	2.392.213	2.247.365	144.848
Verso altri			
- Interessi passivi su finanziamenti	1.524.679	3.861.749	-2.337.070
- Oneri finanziari su swap	1.141.346	0	1.141.346
- Interessi passivi su strumenti finanziari derivati	3.561.203	0	3.561.203
- Interessi passivi su obbligazioni	4.941.457		4.941.457
- Interessi passivi bancari	83.336	244.216	-160.880
- Perdite su cambi commerciali	33.476	18.389	15.087
- Perdite su cambi finanziari	35.859	65.173	-29.314
- Altri	56.251	27.248	29.003
	11.377.607	4.216.775	7.160.832
Totale	**13.769.820**	**6.464.140**	**7.305.680**

E) Proventi e oneri straordinari

Saldo al 31 dicembre 2003	22.135.954
Saldo al 31 dicembre 2002	17.749.799
Variazioni	**4.386.155**

Descrizione	31 dicembre 2003
Sopravvenienze attive	671.464
Plusvalenze su alienazioni di immobili	25.044.116
	25.715.580
Sopravvenienze passive	749.047
Minusvalenze su immobilizzazioni materiali	2.854
Oneri straordinari	2.700.000
Imposte relative a esercizi precedenti	127.725
	3.579.626
	22.135.954

Le plusvalenze su alienazione di immobili sono principalmente imputabili alla cessione dell'immobile della Sede, avvenuta a seguito del riscatto anticipato del relativo leasing immobiliare.

Imposte sul reddito d'esercizio

Saldo al 31 dicembre 2003	8.198.064
Saldo al 31 dicembre 2002	1.373.339
Variazioni	**6.824.725**

La riconciliazione tra onere fiscale da bilancio ed onere fiscale teorico è dettagliata nell'allegato n. 4 della Nota Integrativa.

Risultato prima delle imposte

	2003	2002
Totale	29.173.015	135.643.305

Imposte sul reddito dell'esercizio

	2003	2002
Correnti	11.431.857	2.399.108
Differite	256.859	258.987
Anticipate	-3.490.652	-1.284.756
Totale	**8.198.064**	**1.373.339**

Altre informazioni
Ai sensi di legge si evidenziano i compensi complessivi spettanti agli amministratori e ai membri del Collegio sindacale per gli incarichi svolti nella capogruppo.

Il compenso agli amministratori risulta interamente pagato nell'esercizio.

Amministratori	2.568.200
Collegio sindacale	267.991

Il presente bilancio, composto da Stato patrimoniale, Conto Economico e Nota integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Infine è opportuno rilevare che non esistono altre passività note di qualsivoglia natura, oltre a quanto già commentato nella presente Nota Integrativa.

Presidente del Consiglio di Amministrazione
Garavoglia Luca

Allegato 1

mprese controllate		Valuta	Capitale sociale in valuta	Percentuale partecipazione Diretta	Percentuale partecipazione Indiretta	Patrimonio netto al 31 dicembre 2003 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2003 in €	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
Denominazione	Sede										
Brasil Ltda.	Barueri	BRC	243.202.100	100		62.158.767	62.158.767	-3.081.982	-3.081.982	114.737.986	52.579.219
lding B.V.	Amsterdam	€	15.015.000	100		254.840.502	254.840.502	237.087.853	237.087.853	25.024.335	-229.816.167
nance Teoranta	Dublino	€	1.000.000	100		58.396.340	58.396.340	1.226.640	1.226.640	51.293.054	-7.103.286
A	Funchal	€	5.000	100		2.351.782	2.351.782	1.002.523	1.002.523	5.000	-2.346.782
.	Wilmington	US$	115.450.000	100		112.920.962	112.920.962	13.078.940	13.078.940	153.823.802	40.902.840
chweiz A.G.	Zug	CHF	2.000.000	100		60.765.276	60.765.276	-424.722	-424.722	551.796	-60.213.480
rodo S.p.A.	Milano	€	61.000.000	100		214.872.794	214.872.794	49.863.535	49.863.535	313.050.016	98.177.222
91 S.p.A. (1)	Canale	€	22.350.000	100		85.275.169	85.275.169	22.027.758	228.473	222.415.172	137.140.003
s, LLC	Wilmington USA (sede operativa San Francisco, USA)	US$	15.348.729		58,9	5.622.328	3.311.551	43.491.025	25.616.214		
eutschland Gmbh	Monaco	€	5.200.000		100	6.053.608	6.053.608	583.746	583.746		
lia S.p.A.	Milano	€	1.220.076		100	13.135.231	13.135.231	11.671.043	11.671.043		
.p.A.	Milano	€	104.000		100	95.426	95.426	-29.233	-29.233		
s S.p.A.	Cagliari (sede operativa: Alghero)	€	3.276.000		100	9.498.245	9.498.245	1.197.921	1.197.921		
la & Mosca S.p.A.	Alghero	€	13.838.916		100	28.357.342	28.357.342	105.191	105.191		
ella & Mosca Winery Co. Ltd.	Pingdu City, Qingdao (Cina)	Y	24.834.454		93,66	1.645.557	1.541.229	-234.642	-219.766		
ile du Domaine de la Margue	Saint Gilles	€	4.793.184		100	3.085.469	3.085.469	-560.653	-560.653		
A.	Bruxelles	€	613.600		100	1.037.615	1.037.615	-4.356	-4.356		
ance S.A.	Nanterre	€	2.300.000		100	4.723.953	4.723.953	1.752.689	1.752.689		
ternational S.A.M.	Monaco	€	100.000.000		100	103.928.284	103.928.284	3.734.801	3.734.801		
on Holding B.V.	Amsterdam	€	10.465.000		100	64.233.398	64.233.398	1.107.083	1.107.083		
B.V.	Amsterdam	€	2.000.000		75	24.579.294	18.434.471	-347.667	-260.750		

s Bros. A.E.B.E.	Argiropoulis, Attika	€	325.500		75	1.235.828	926.871	205.617	154.213		
.A.	Montevideo	URP	175.000		100	241.483	241.483	48.031	48.031		
										880.901.161	

1891 S.p.A.: nella colonna utile/perdita al 31 dicembre 2003 è riportato l'utile dell'ultimo bilancio d'esercizio della Società pari a € 22.027.758; nella colonna utile/perdita posseduto 'utile del periodo 3 dicembre 2003 – 31 dicembre 2003 pari ad € 228.473, cioè l'impatto che la Società, acquisita il 3 dicembre 2003 e controllata al 100%, ha determinato sul conto consolidato del Gruppo Campari.

Allegato 2

ese collegate											
ominazione	Sede	Valuta	Capitale sociale in valuta	Percentuale partecipazione Diretta	Percentuale partecipazione Indiretta	Patrimonio netto al 31 dicembre 2003 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2003 in €	Quota Utile / Perdita posseduta	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
sociati S.r.l.	Milano	€	10.400		40	385.832	154.333	203.927	81.571		
ı.r.l.	Bruxelles	€	464.808		33,3	1.043.163	347.373	282.963	94.227		
l Marques V.o.f.	Harleem	€	210.000		33,3	443.867	147.808	233.867	77.878		
Ltd. (2)	Stirling	GBP	100		50	1.552	776	2.752	1.376		
.	Madrid	€	342.000		30	343.201	102.960	1.201	360		
										0	

a controllo congiunto

Allegato 3

DAVIDE CAMPARI-MILANO S.p.A.

RENDICONTI DEI FLUSSI DI CASSA
Per l'esercizio chiuso al 31 Dicembre 2003

Valori espressi in unità di Euro	**31 dicembre 2003**
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE:	
UTILE NETTO DELL'ESERCIZIO:	20.974.951
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative:	
Imposte anticipate e differite	(3.358.295)
Ammortamenti	4.032.859
Accantonamenti per fondo trattamento fine rapporto	687.030
Accantonamento fondo svalutazione crediti	19.779
Accantonamenti per rischi	2.750.000
(Utilizzo fondo rischi e fondo imposte)	(1.166.714)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	(31.643.696)
Pagamenti del fondo trattamento fine rapporto	(654.713)
Variazione netta del credito d'imposta per acconto TFR	74.260
Variazioni nelle attività e passività operative:	
Crediti verso controllanti	(6.001)
Rimanenze	589.355
Crediti verso controllate (ad eccezione dei rapporti di tesoreria)	(2.223.013)
Altri crediti	881.429

Ratei e Risconti attivi	(1.664.500)
Ratei e Risconti passivi	14.960.859
Debiti verso fornitori	2.420.019
Debiti verso controllate (ad eccezione dei rapporti di tesoreria)	(830.862)
Altri debiti	7.603.035
FLUSSO DI CASSA GENERATO (UTILIZZATO) DALLE ATTIVITA' OPERATIVE	**13.445.782**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO:	
Acquisti immobilizzazioni materiali	(16.536.497)
Cessioni immobilizzazioni materiali	48.155.706
Acquisti immobilizzazioni immateriali	(3.060.195)
Cessioni immobilizzazioni immateriali	430.141
Acquisti partecipazioni	(535.465.188)
Cessioni partecipazioni	94.017.187
FLUSSO DI CASSA GENERATO DA ATTIVITA' DI INVESTIMENTO	**(412.458.846)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO:	
Variazione netta dei debiti finanziari a breve termine	(94.434.485)
Variazione netta dei rapporti di tesoreria con le controllate	66.560.593
Variazione netta dei rapporti di finanziamento con le controllate	215.000.000
Variazione netta per prestito obbligazionario	257.953.568

Pagamento dividendi	(24.675.200)
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**420.404.476**
AUMENTO (DIMINUZIONE) NETTO DELLE DISPONIBILITA' LIQUIDE	21.391.412
DISPONIBILITA' LIQUIDE ALL'INIZIO DELL'ESERCIZIO	1.032.269
DISPONIBILITA' LIQUIDE ALLA FINE DELL'ESERCIZIO	**22.423.681**

Davide Campari-Milano S.p.A.	Bilancio al 31 dicembre 2003				Allegato 4	
Riconciliazione tra onere fiscale teorico e onere fiscale da bilancio						
Variazioni fiscali	**IRPEG**			**IRAP**		
Risultato ante imposte		**29.173.015**			**24.451.891**	
Onere fiscale teorico	**34%**		**9.918.825**	**4,25%**		**1.039.205**
Differenze temporanee tassabili in esercizi successivi		**-480.018**			**-480.018**	
Ammortamenti anticipati art.67 TUIR	480.018			480.018		
Differenze temporanee deducibili in esercizi successivi		**9.475.918**			**6.775.918**	
Imposte deducibili per cassa- di competenza dell'esercizio	0			0		
Costi deducibili per cassa (amministratori - revisione)	44.369			44.369		
Accantonamenti ai fondi	2.828.456			128.456		
Quota spese rappresentanza	15.408			15.408		
Risconto passivo su plusvalenza cessione immobile di Via Turati	6.587.685			6.587.685		
Rigiro delle partite temporanee da esercizi precedenti		**-171.744**			**912.504**	
Componenti di esercizi precedenti tassati nel corrente esercizio:						
Reversal plusvalenze rateizzate in esercizi precedenti	619.043			511.458		
Recupero ammortamenti anticipati esercizi precedenti	528.278			528.278		
Componenti di esercizi precedenti dedotti nel corrente esercizio:						
Utilizzo di fondi	1.166.714			62.381		
Invim decennale	0			0		
Recupero costi deducibili in ottemperanza a particolari norme fiscali	130.873			43.373		
Recupero quota spese rappresentanza	21.478			21.478		
Altro	0			0		
Differenze permanenti		**-116.288**			**3.174.977**	
Componenti non deducibili	1.284.515			4.234.916		
Componenti nón tassate	196.766			1.059.939		
Storno fondo imposte x condono L.289/2002	0			0		
Dividendi ricevuti (non tassati)	1.204.037			0		
Totale Differenze Temporanee e Permanenti		**8.707.868**			**10.383.381**	
Imponibile fiscale		**37.880.883**			**34.835.272**	
Agevolazione Dit	**7%**		726.870	**4,25%**		
Tassazione non agevolata	**34%**		9.348.990			
Onere fiscale effettivo - Imposte correnti dell'esercizio	*26,6%*		10.075.859			1.480.499
Riepilogo riconciliazione onere fiscale teorico ed effettivo						
Risultato ante imposte		**29.173.015**			**24.451.891**	
Onere fiscale teorico ad aliquota piena	**34,0%**		**9.918.825**	**4,25%**	**1.039.205**	

Onere fiscale teorico con effetto aliquota agevolata Dit	24,4%		7.115.184			
Effetto da beneficio Dit			2.803.641			
Onere fiscale effettivo - Imposte correnti dell'esercizio			10.075.859		1.480.499	
Effetto variazioni fiscali			-2.960.675		-441.294	

COMPENSI CORRISPOSTI AGLI AMMINISTRATORI, AI SINDACI ED AI DIRETTORI GENERALI IN TUTTE LE SOCIETA' DEL GRUPPO

Allegato 5

SOGGETTO	DESCRIZIONE CARICA			COMPENSI				
Nome e cognome	Carica ricoperta	Periodo per cui è stata ricoperta la carica	Scadenza della carica	Emolumenti per la carica nella Società che redige il bilancio	Benefici non monetari	Bonus ed altri incentivi	Altri compensi	TOTALI
LUCA GARAVOGLIA	Presidente	01/01/03-31/12/03	appr. bilancio 2003	745.000,00		100.000,00		**845.000,00**
JOERN BOETTGER	Amministratore Delegato	01/01/03-31/12/03	appr. bilancio 2003	151.000,00		80.000,00	292.650,38	**523.650,38**
MARCO PERELLI CIPPO	Amministratore Delegato	01/01/03-31/12/03	appr. bilancio 2003	541.000,00		500.000,00	681.438,72	**1.722.438,72**
STEFANO SACCARDI	Amministratore Delegato	01/01/03-31/12/03	appr. bilancio 2003	56.200,00	4.728,00	150.000,00	133.116,66	**344.044,66**
CARLO CAMPANINI BONOMI	Consigliere	01/01/03-31/12/03	appr. bilancio 2003	25.000,00				**25.000,00**
MATTEO D'ASTA	Consigliere	01/01/03-31/12/03	appr. bilancio 2003	25.000,00	2.948,00		73.000,00	**100.948,00**
CESARE FERRERO	Consigliere + Comitato Audit	01/01/03-31/12/03	appr. bilancio 2003	37.500,00				**37.500,00**
GIOVANNI RUBBOLI	Consigliere + Comitato Audit + Comitato Nomine	01/01/03-31/12/03	appr. bilancio 2003	50.000,00				**50.000,00**
FRANZO GRANDE STEVENS	Consigliere + Comitato Nomine	01/01/03-31/12/03	appr. bilancio 2003	37.500,00			1.256.650,55	**1.294.150,55**
PAOLO MARCHESINI	Consigliere	01/01/03-31/12/03	appr. bilancio 2003	25.000,00	4.756,00	150.000,00	127.352,99	**307.108,99**
RENATO RUGGIERO	Consigliere + Comitato Nomine	01/01/03-31/12/03	appr. bilancio 2003	37.500,00				**37.500,00**
VINCENZO VISONE	Consigliere	01/01/03-31/12/03	appr. bilancio 2003	25.000,00		50.000,00	204.857,00	**279.857,00**
MARCO VITALE	Consigliere + Comitato Audit	01/01/03-31/12/03	appr. bilancio 2003	37.500,00				**37.500,00**

ANTON MACHIEL ZONDERVAN	Consigliere	01/01/03-31/12/03	appr. bilancio 2003	25.000,00				**25.000,00**
TOTALE AMMINISTRATORI				**1.818.200,00**				**5.629.698,30**
UMBERTO TRACANELLA	Presidente Collegio Sindacale	01/01/03-31/12/03	appr. bilancio 2003	115.428,62				**115.428,62**
MARCO DI PACO	Sindaco Effettivo	01/01/03-31/12/03	appr. bilancio 2003	76.746,35				**76.746,35**
ANTONIO ORTOLANI	Sindaco Effettivo	01/01/03-31/12/03	appr. bilancio 2003	75.816,20			64.136,41	**139.952,61**
TOTALE SINDACI				**267.991,17**				**332.127,58**
TOTALI GENERALI				**2.086.191,17**	**12.432,00**	**1.030.000,00**	**2.833.202,71**	**5.961.825,88**

Stock option attribuite agli amministratori e ai direttori generali

Allegato 6

cognome	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Numero opzioni	Prezzo medio di esercizio	Scadenza media
voglia	Presidente	161.290	€ 31,00	30 giugno 2006								161.290	€ 31,00	30 giugno 2006
Perelli-	Amministratore	241.935	€ 31,00	30 giugno 2006								241.935	€ 31,00	30 giugno 2006
tger	Delegato Amministratore	80.645	€ 31,00	30 giugno 2006								80.645	€ 31,00	30 giugno 2006
accardi	Delegato Amministratore	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006
chesini	Delegato Amministratore	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006
Visone	Amministratore	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006

Davide Campari-Milano S.p.A.
Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000 interamente versato
Codice fiscale e Registro Imprese 06672120158
REA 1112227

Relazione sulla gestione al 31 dicembre 2003

Signori Azionisti,

Scenario economico di riferimento e mercato delle bevande

I dati congiunturali continuano a indicare un sostanziale ristagno dell'attività economica italiana ed europea in generale, rispetto a un contesto in accelerazione dell'economia internazionale, trainata da Stati Uniti e paesi emergenti dell'Asia (Cina).
La crescita media del Pil nel 2003 risulta pari a 0,4%, in linea con quella del periodo precedente.
L'area Europea è rimasta quindi l'unica grande area economica a crescita debole. In particolare hanno influito l'effetto frenante dell'apprezzamento dell'Euro sulla domanda estera e la sempre diffusa incertezza nella fiducia dellefamiglie sul fronte interno.
E' proseguita nel contempo la crescita dei prezzi al consumo, che ha risentito in particolare del rincaro del petrolio e dei prodotti energetici in generale, delle tariffe regolamentate e, conseguentemente, dei prezzi praticati dalle aziende; ciò ha determinato un livello di inflazione media pari al 2,7%, ben al di sopra della media programmatica.
Nell'ultima parte dell'anno si è registrata una lenta crescita dei consumi delle famiglie, frenata dalla bassa crescita del reddito disponibile e dalla perdurante incertezza sulle prospettive dell'economia.
Anche l'andamento dell'attività produttiva risulta complessivamente stagnante, influenzato in parte dalla debole dinamica degli scambi commerciali con l'estero, sulla quale ha influito l'apprezzamento dell'Euro; alcuni settori, tra cui l'alimentare, hanno evidenziato, in tale congiuntura, modesti tassi di crescita.
Solo a partire dai primi mesi del 2004 dovrebbe registrarsi un lento rientro della spinta inflattiva, nonché l'avvio della fase di recupero dei consumi e la svolta positiva della produzione industriale, di cui dovrebbe beneficiare la maggior parte dei comparti manifatturieri. Infine, nella seconda metà dell'anno, il graduale rafforzamento della domanda mondiale, dovrebbe mitigare l'influenza negativa dei tassi di cambio e la debolezza della domanda interna, determinando pertanto un miglioramento della dinamica del Pil.

Il mercato mondiale degli *spirits* nel 2003, influenzato dall'andamento macroeconomico, ha mostrato un generale rallentamento della crescita dei consumi rispetto a quanto evidenziato negli ultimi anni; nella parte finale dell'anno, soprattutto nelle aree geografiche caratterizzate da un'accelerazione dell'economia, sono emersi i primi segnali di ripresa.
Infatti, il mercato degli Stati Uniti ha risentito nei primi mesi del 2003 del clima d'incertezza determinato dal conflitto in Iraq, e dell'indebolimento del dollaro, che ha determinato un impatto negativo sui consumi dei prodotti importati dall'Europa. La ritrovata fiducia dei consumatori, evidenziatasi nella seconda parte dell'anno, ha positivamente influito sulla ripresa dei consumi.
Al contrario permane il trend negativo dei consumi di alcolici in Europa, trainato dal deciso rallentamento dei volumi in Germania e Francia, con Olanda e Irlanda che soffrono l'aumento delle accise intervenuto nel corso del 2003.
L'America Latina ha fortemente risentito della situazione critica in cui versavano alcune economie locali, che ha determinato bruschi impatti sui corsi delle valute dell'area e della consistente svalutazione delle monete locali negli altri paesi.
In tale delicato contesto macroeconomico la capacità dei principali *players* nel mercato degli *spirits* di sostenere con importanti investimenti pubblicitari l'immagine e il posizionamento dei *brand*, ha determinato uno spostamento dei consumi verso prodotti di alta qualità, consentendo di ampliare il mercato di riferimento.

I consumi dei *ready-to-drink* nel mondo continuano a mostrare tassi di crescita interessanti, generando anche un effetto di ritorno positivo sui *brand* di riferimento, nonostante gli sfavorevoli interventi governativi in materia di accise in Inghilterra, Francia, Svizzera e, a partire dal 2004, Germania. Nel comparto, che rimane caratterizzato da importanti investimenti pubblicitari che sostengono l'introduzione dei prodotti nei mercati, Campari è presente a livello internazionale con Skyy Blue e Campari Mixx.
In linea con il mercato mondiale, l'andamento italiano degli *spirits* risulta complessivamente stabile, differenziandosi tra i diversi comparti.
In particolare, registrano una leggera ripresa il segmento degli aperitivi alcolici, contrapposta alla flessione del comparto degli aperitivi sodati. Confermano un andamento negativo gli amari e le chine, nonché il mercato degli whiskies.
Proseguono il trend positivo le vodke normali e i liquori a base di frutta, che beneficiano di un riposizionamento delle abitudini di consumo, a danno del comparto degli amari.
Appare dinamico il mercato dei vini e degli spumanti, dove i consumatori, sempre più sofisticati, indirizzano decisamente le proprie scelte verso prodotti ad alta qualità.
Anche in Italia, continua la crescita nei consumi di *ready-to-drink*, in ulteriore accelerazione rispetto agli esercizi precedenti.

Una più approfondita analisi del posizionamento e dell'evoluzione dei *brand* del Gruppo nei diversi mercati é rinviata alla Relazione sulla Gestione del Bilancio Consolidato nonché a quelle delle società commerciali del Gruppo.

La Davide Campari Milano S.p.A.
La Società svolge un'attività di produzione di bevande alcoliche, detenzione di partecipazioni e, tramite le controllate, di produzione e commercializzazione di bevande alcoliche e analcoliche, nonché di vini, spumanti e *vermouth*, nei mercati nazionale ed internazionali.
La commercializzazione dei prodotti del Gruppo, nell'ottica di una più efficace integrazione e ottimizzazione delle sinergie nella penetrazione dei mercati, rimane in capo alle società commerciali, Campari Italia S.p.A. e S.A.M.O. S.p.A. per il mercato nazionale e Campari International S.A.M. per quello internazionale.
Durante l'esercizio 2003 la Società ha svolto la propria attività avvalendosi di 273 dipendenti, nella sede di Via Filippo Turati in Milano e nello stabilimento di Sesto San Giovanni.

Il bilancio dell'esercizio 2003, che sottoponiamo alla Vostra approvazione, evidenzia un utile pari a € 20.974.951, dopo accantonamenti per imposte per € 8.198.064, ammortamenti e svalutazioni per € 4.032.859 e accantonamenti a fondi rischi per € 69.779, rispetto a un utile di € 134.269.966 realizzato nell'esercizio precedente.
I dati economici più significativi del 2003, espressi in € e confrontati con quelli dell'esercizio precedente, sono di seguito riportati:

	31 dicembre 2003	31 dicembre 2002
Valore della produzione	102.702.738	102.842.735
Costi della produzione	93.830.645	88.820.047
Differenza tra valore e costi della produzione	8.872.093	14.022.688
Totale proventi e oneri finanziari	(1.835.032)	103.870.818
Totale delle partite straordinarie	22.135.954	17.749.799
Risultato prima delle imposte	29.173.015	135.643.305
Imposte sul reddito d'esercizio	8.198.064	1.373.339
Risultato di esercizio	20.974.951	134.269.966

I principali fattori che hanno caratterizzato l'andamento economico dell'anno 2003, possono essere così sintetizzati:

- l'utile netto dell'esercizio evidenzia una flessione significativa, rispetto a quello del 2002, principalmente imputabile ai minori dividendi percepiti dalle società controllate: l'utile del 2003 è stato infatti pari a € 20.974.951 e la gestione finanziaria , che presenta un saldo negativo, include dividendi per € 1.211.537; lo scorso anno, l'utile di esercizio era pari a € 134.269.966 e il saldo di proventi ed oneri finanziari era largamente positivo in quanto beneficiava di dividendi percepiti dalle controllate per € 106.513.909;

- *il risultato della gestione operativa 2003, pari a € 8.872.093 , è in flessione rispetto allo scorso anno, in* quanto , a fronte di un valore della produzione complessivamente in linea con l'esercizio precedente, ha scontato un incremento dei costi di produzione; questo è stato determinato dall'aumento dei costi di alcune materie prime e, più significativamente, dall'aumento dei costi per servizi, riconducibile agli oneri relativi alle operazioni straordinarie avvenute nell'esercizio, di cui si riferirà nell'ambito di questa stessa relazione sulla gestione;
- i proventi e oneri straordinari, pari a € 22.135.954, hanno beneficiato in modo significativo della plusvalenza realizzata sulla cessione dell'immobile di Via Turati in Milano;
- infine, sui maggiori oneri per imposte, pari a € 8.198.064, ha inciso la riduzione degli effetti positivi sull'aliquota Irpeg di cui la società aveva beneficiato negli esercizi precedenti, ai sensi dell'agevolazione prevista dal D. Lgs. 466 del 18 dicembre 1997, Dual Income Tax, spettante alle società neo-quotate, sterilizzata a seguito degli interventi normativi introdotti con la L.383/2001 e circolari seguenti.

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale, espresse in €, relative agli ultimi due esercizi:

	31 dicembre 2003	31 dicembre 2002
Totale immobilizzazioni	927.401.752	487.406.328
Totale attivo circolante	74.277.090	66.344.445
Totale ratei e risconti	5.028.537	3.364.037
Totale attivo	1.006.707.379	557.114.810
Totale patrimonio netto	344.889.814	348.590.063
Totale fondi per rischi e oneri	8.238.288	6.345.796
Trattamento Fine Rapporto	5.482.561	5.450.244
Totale debiti	632.998.597	196.591.447
Totale ratei e risconti	15.098.119	137.260
Totale passivo	1.006.707.379	557.114.810

La tavola evidenzia il significativo incremento delle immobilizzazioni finanziarie, riconducibile alle acquisizioni di partecipazioni avvenute nel corso dell'esercizio, nonché l'aumento dell'indebitamento derivante dalla maggior esposizione finanziaria, conseguente alla raccolta di capitale di debito per finanziare i progetti di sviluppo del Gruppo.
La posizione finanziaria netta al 31 dicembre 2003, espressa in € e raffrontata con quella dell'esercizio precedente, viene di seguito evidenziata:

	31 dicembre 2003	31 dicembre 2002
Cassa e disponibilità presso banche	22.423.681	1.032.269
Indebitamento verso banche	(24.000.084)	(118.434.569)
Debiti verso obbligazionisti	(257.953.568)	0
Saldo crediti e debiti finanziari *intercompany*	(304.354.619)	(22.794.026)
Posizione finanziaria netta	(563.884.590)	(140.196.326)

<u>Eventi significativi dell'esercizio</u>

Acquisizione di Barbero 1891 S.p.A.
Nel mese di dicembre, la società ha acquisito dal gruppo irlandese Cantrell & Cochrane controllato dal fondo di investimento inglese BC Partners, il 100% del capitale di Barbero 1891 S.p.A., proprietaria di un ampio portafoglio di marchi tra cui Aperol, Aperol Soda, e i liquori Barbieri, nel segmento *spirits*, e Mondoro e Serafino, nel segmento *wines*.
L'acquisizione non comprende alcuni marchi di spumanti, fra i quali il marchio Conte di Cavour, precedentemente ceduti da Barbero 1891 S.p.A. al Gruppo Gancia, e il brand Frangelico.
L'operazione, il cui valore è di € 147,1 milioni, inclusi gli oneri accessori legati all'acquisizione, al netto delle disponibilità liquide pari a € 75,3 milioni, rappresenta un ulteriore rafforzamento del Gruppo Campari nei segmenti *spirits* e *wines*.
Infatti, nel segmento *spirits*, Aperol, grazie alle caratteristiche qualitative che lo contraddistinguono e ad una strategia di marketing e di comunicazione di notevole successo, ha registrato, nel periodo 2001 - 2003, una fortissima crescita delle vendite, e *Aperol Soda*, line extension lanciata nel 1995, ha riscontrato un notevole successo nel mercato.

Per quanto riguarda il comparto *wines*, Mondoro è uno spumante Asti di alta gamma, con una rilevante notorietà internazionale e con una posizione particolarmente significativa sul mercato russo: il brand va a completare l'offerta del Gruppo nel segmento Asti, con Cinzano e con Riccadonna, l'acquisto del cui marchio è di seguito commentata.

Acquisizione di Campari Crodo S.p.A. dalla controllata Di.Ci.E Holding

Nell'ambito del complessivo e articolato processo di razionalizzazione della struttura del Gruppo, nel mese di dicembre la società ha acquistato dalla controllata Di.CI.E Holding BV il 100% del capitale della Campari-Crodo S.p.A.. Il valore dell'operazione, supportato da perizia, è stato di € 300 milioni, incrementato della variazione intercorsa tra i dati di posizione finanziaria netta indicati nella perizia e la posizione finanziaria netta alla data del closing, variazione pari a € 13 milioni. A proseguimento del piano di semplificazione della struttura del Gruppo, è prevista, nel corso del 2004, la fusione per incorporazione della Campari-Crodo S.p.A. nella stessa Capogruppo, descritta negli eventi successivi.
Campari-Crodo S.p.A. è la sub-holding italiana del Gruppo ed è proprietaria dei marchi Crodino, Cynar, Cinzano, Lemonsoda, Oransoda, Biancosarti, Crodo e altri minori. Possiede inoltre i siti produttivi di Novi Ligure, Crodo e Sulmona, nonché lo stabilimento di Termoli, non più produttivo dal secondo semestre 2003.
A proseguimento del piano di semplificazione della struttura del Gruppo, è prevista nel corso del 2004 la fusione per incorporazione della Campari-Crodo S.p.A., descritta nel paragrafo di commento agli eventi successivi alla chiusura del bilancio.

Rimborso della riserva sovraprezzo azioni da parte della Di.CI.E Holding BV

La controllata Di.CI.E Holding BV ha ridotto e rimborsato al socio la riserva sovraprezzo azioni, per un importo pari a € 94 milioni; tale valore é stato portato in diminuzione della partecipazione stessa.

Acquisto dei marchi Riccadonna

Il 31 luglio 2003 Campari-Crodo S.p.A. ha siglato un accordo per l'acquisto del marchio Riccadonna da Bersano S.p.A. per un controvalore di € 11,3 milioni. Il closing dell'operazione è avvenuto nel mese di gennaio 2004.
Nel mese di febbraio 2004 la società Barbero 1891 S.p.A. ha acquistato da Campari-Crodo S.p.A. la proprietà del marchio Riccadonna.
Il Gruppo, che sin dal 1995 cura la distribuzione di Riccadonna sui principali mercati di esportazione, e in particolare in Australia e Nuova Zelanda, dove Riccadonna è leader del segmento Asti, a seguito dell'accordo raggiunto con Bersano S.p.A. svilupperà tale distribuzione in tutto il mondo, Italia inclusa.
In particolare, Barbero 1891 S.p.A. curerà la distribuzione del portafoglio Riccadonna nel mercato nazionale, mentre affiderà alla Campari International Sam la gestione della distribuzione nei mercati internazionali.
Per quanto concerne l'aspetto produttivo infine, la produzione di Ricadonna è stata assunta da Barbero 1891 S.p.A.; che possedeva know how e tecnologia anche per la produzione di spumanti e vermouth in quanto, precedentemente all'ingresso nel Gruppo Campari, gestiva la produzione del marchio Conte di Cavour.
Nel 2003 il fatturato netto stimato per i prodotti Riccadonna è di circa € 13 milioni, di cui circa € 7 milioni relativi ai mercati di esportazione.
Il portafoglio prodotti Riccadonna, azienda storica nata nel 1921 a Canelli, comprende importanti marchi presenti nel mercato italiano ed estero degli spumanti, tra cui Asti Riccadonna e President Reserve Riccadonna.

Prestito obbligazionario sul mercato statunitense

Nel mese di luglio la Vostra società ha completato con successo un'emissione obbligazionaria attraverso un collocamento privato sul mercato istituzionale americano per USD 300 milioni.
La transazione è strutturata su due tranche rispettivamente di USD 100 milioni e USD 200 milioni e con scadenze a 12 anni e 15 anni, con rimborso in un'unica soluzione a scadenza (bullet). La cedola fissa, da pagarsi semestralmente, è rispettivamente del 4,33% e 4,63% per le due tranche.
Questa operazione rappresenta il ritorno del Gruppo Campari sul mercato degli investitori istituzionali statunitensi dopo l'operazione conclusa nel corso del 2002 dalla controllata Redfire Inc., a fronte del quale la Società ha rilasciato garanzia.
A seguito del significativo successo riscontrato dall'operazione dell'anno passato, la Società ha voluto

investitori e al livello dei tassi di interesse, raccogliendo capitale di debito con scadenze ancora superiori rispetto all'operazione dell'anno passato e a condizioni ancora più vantaggiose. Tale operazione ha consentito alla società di consolidare una posizione di forza per finanziare i futuri progetti di sviluppo.
Deutsche Bank ha agito in qualità di "advisor e sole placement agent".

Infine, tramite un cross currency swap di copertura, negoziato con Deutsche Bank, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi e modificare il profilo di tasso fisso sul pagamento degli interessi in dollari a tasso variabile su Euro.

Cessione dell'immobile di Via Turati in Milano

Cogliendo il favorevole andamento del mercato immobiliare, e nell'ambito del più ampio progetto di razionalizzazione delle strutture in Italia, nel mese di luglio la società ha esercitato l'opzione di riscatto anticipato dell'immobile di Via Turati in Milano, sede della società e delle controllate italiane, concesso in leasing dalla Credemleasing S.p.A..
L'immobile è stato quindi ceduto a terzi per un valore di € 47.375.000, realizzando una plusvalenza netta pari a € 24.978.239.
Nel contempo è stato stipulato un contratto di locazione con la società acquirente, Core One Srl, della durata di sei anni, rinnovabile per ulteriori sei, che consente di mantenere gli uffici della sede presso il suddetto immobile.

Investimenti industriali

Nel corso del 2003 è proseguita l'attuazione del complesso piano di ristrutturazione industriale deliberato e avviato nel 2002, che ha visto la realizzazione dell'importante investimento effettuato dalla società controllata Campari-Crodo S.p.A. nel nuovo stabilimento di Novi Ligure, nell'ambito del più articolato processo di riorganizzazione dell'assetto industriale italiano e di razionalizzazione e ottimizzazione dei processi produttivi.
Lo stabilimento ultimato nel corso dell'anno, è entrato in funzione con le linee spumanti Cinzano, affidate a terzi fino alla scadenza del contratto e ha assorbito l'impiantistica del sito produttivo di Termoli sempre di proprietà della controllata Campari-Crodo S.p.A., la cui attività è cessata negli ultimi mesi dell'anno. Gradualmente, fino al 2005, verranno trasferite le attività produttive svolte attualmente presso lo stabilimento di Sesto San Giovanni, che verrà successivamente chiuso. Già nel 2004 sono in corso di attivazione le linee liquori, per la produzione di Cynar, Biancosarti e vermouth Cinzano, e le linee Jagermeister.
Inoltre, nell'ottica di una più efficiente gestione industriale, è stata dismessa la linea vuoti a rendere, con la conseguente interruzione della distribuzione sul mercato del Camparisoda vuoto a rendere.
Nell'ambito del progetto complessivo, nei primi mesi del 2003 è stato raggiunto un accordo con le organizzazioni sindacali per quanto concerne le ricadute occupazionali del progetto in oggetto.
Infine, a fronte della ristrutturazione industriale descritta è appostato in bilancio uno specifico fondo rischi.

Sistemi informatici

Nel corso del 2003 è continuata la realizzazione di progetti specifici di sviluppo del sistema informativo Sap e sistemi collaterali, volti ad una sempre maggior integrazione dei processi, non solo a livello nazionale, bensì con valenza internazionale, con l'obiettivo di creare un'omogeneizzazione del sistema gestionale anche con le controllate estere.
Inoltre, nel corso dell'esercizio sono stati attuati interventi di miglioramento nella sicurezza dei sistemi informativi, tra i quali la realizzazione di progetti per il *disaster recovery*.

Adozione degli Standards contabili internazionali

Il 30 dicembre 2003 il CERS (*Committee of European Securities Regulators*)
ha pubblicato una raccomandazione sulle modalità di transizione ai nuovi standard contabili internazionali che dovranno essere adottati entro il 2005 dalle società quotate.
La raccomandazione invita le società quotate, in sede di pubblicazione del bilancio 2003, a descrivere le iniziative che hanno posto in essere e il loro stato di avanzamento in relazione all'adozione degli IFRS (International Financial Reporting Standards) obbligatoria a partire dall'esercizio 2005.
A tale riguardo è iniziata, ed è in corso, la fase di diagnostica che prevede: la mappatura dei principi contabili utilizzati nelle diverse società del Gruppo al fine di una loro omogeneizzazione, la comprensione delle differenze tra i principi contabili identificati e gli IFRS, la determinazione dei possibili impatti economico-patrimoniali sui bilanci a seguito dell'adozione degli IFRS, nonché sui processi amministrativi e sistemi informatici.

Andamento del titolo

Dati azionari		2003	2002	2001 [2]
Prezzo al 31 dicembre [1]	€	38,46	30,00	26,37
Prezzo massimo [1]	€	38,48	37,77	31,00
Prezzo minimo [1]	€	27,41	25,28	21,84
Prezzo medio [1]	€	33,02	31,63	27,16
Volume medio giornaliero	N. di azioni	37.894	53.093	72.375
Controvalore medio giornaliero	€ migliaia	1.261	1.695	2.066
Capitalizzazione borsistica al 31 dicembre	€ migliaia	1.116.878	871.200	765.785

Fonte: Bloomberg

(1) *Prezzo di riferimento*
(2) *Initial Public Offering avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione. Il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.*

Nel corso del 2003, il titolo Campari ha registrato un incremento in termini assoluti del 28,2% rispetto al prezzo di chiusura al 31 dicembre 2002 e una performance relativa positiva del 14,3% rispetto all'indice di mercato (Mibtel), del 1,1% rispetto all'indice relativo alle società di media capitalizzazione (Midex) e del 29,6% rispetto all'indice di settore (FTSE 300 Eurotop Beverages). La trattazione al MTA (Mercato Telematico Azionario) delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,3 milioni e un volume medio giornaliero di 37.894 azioni. Al 31 dicembre 2003 la capitalizzazione di borsa risulta pari a € 1.117 milioni.

Azioni e azionisti

Azionista (1)	Numero di azioni ordinarie	% di possesso
Alicros S.r.l.	14.809.600	50,997%
Morgan Stanley Investment Management Ltd. (2)	1.616.076	5,565%
Davide Campari-Milano S.p.A.(3)	1.000.000	3,443%

(1) *Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'art. 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.*
(2) *In base a comunicazioni ai sensi dell'art. 117 del Regolamento Consob n. 11971/99.*
(3) *Acquisto di azioni proprie finalizzate a servire il piano di* stock option.

Corporate Governance

Come più dettagliatamente commentato nella Relazione Annuale del Consiglio d'Amministrazione sulla *Corporate Governance*, la Società ha adottato quale modello di riferimento le disposizioni del Codice di Autodisciplina delle Società Quotate.

Il modello di amministrazione e di controllo adottato dalla Società è quello tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.

Al Consiglio d'Amministrazione, composto in parte da membri indipendenti e non esecutivi, spettano i più ampi poteri per l'amministrazione ordinaria e straordinaria della Società al fine di conseguire l'oggetto sociale. Ad esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo, nonché di definire e applicare le regole del governo societario, nel rispetto delle normative vigenti, e di verificare le procedure di controllo interno.

Il Consiglio d'Amministrazione viene convocato con periodicità almeno trimestrale per esaminare l'andamento della gestione e le operazioni di maggior rilievo effettuate dalla Società, nonché i risultati consuntivi "trimestrali" , "semestrali" e annuali.

Il Consiglio d'Amministrazione ha costituito un Comitato per il controllo interno ("Comitato Audit") e un Comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine"), entrambi con funzioni consultive e propositive, costituiti e composti interamente da consiglieri indipendenti.
La funzione del Comitato Audit, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.
La società ha costituito peraltro una struttura apposita di controllo interno, Internal Auditing, gerarchicamente indipendente dai responsabili delle aree operative, che riferisce almeno trimestralmente del proprio operato agli amministratori delegati, al Comitato Audit e al Collegio Sindacale.
La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate", che si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo, e che contiene la definizione di quali informazioni possono essere considerate riservate o price sensitive, definendo le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.
La Società ha altresì adottato un Codice di Comportamento Insider Dealing del Gruppo redatto in ottemperanza alle raccomandazioni in materia di trasparenza informativa emanate da Borsa Italiana S.p.A., che prevede che siano rese note al mercato, secondo i tempi e le modalità previste dalla normativa in questione, le operazioni aventi a oggetto titoli emessi dalla Società poste in essere dalle "persone rilevanti", che, in virtù dell'incarico ricoperto all'interno del Gruppo, possono avere accesso a informazioni riservate.
Il predetto Codice ha fissato alcuni periodi dell'anno (*blocking period*), in cui è fatto assoluto divieto alle persone rilevanti di effettuare negoziazioni su strumenti finanziari della società che superano la soglia di € 50.000,00. Inoltre, le operazioni superiori a € 250.000,00, data la loro importanza, dovranno essere comunicate tempestivamente al Comitato Audit, affinchè la Società possa provvedere a renderle note al mercato senza indugio.
Infine, in data 26 febbraio 2004 il Consiglio di Amministrazione ha approvato la "Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli amministratori o con parti correlate", alla quale sono soggetti gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi, e il Codice Etico del Gruppo, che identifica i valori essenziali ai quali il Gruppo dovrà continuare a ispirare la propria azione. Sono destinatari del codice gli amministratori, i consulenti e dipendenti di tutte le società del Gruppo.

Codice in materia di dati personali

La Società applica scrupolosamente il D. L.vo 30 giugno 2003, n. 196, Codice in materia di protezione dei dati personali, e dà atto specificamente di avere provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.
La Società ha redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al D.L.vo 30 giugno 2003, n. 196.

Piano di *stock option* e azioni proprie

Già nel corso del 2001, la Società ha deliberato l'approvazione del piano quadro per la disciplina delle *stock option*, che prevede le modalità di attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
In generale i beneficiari ed il relativo numero di opzioni sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazioni e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito nell'ambito del Gruppo, nonché dall'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.
Il prezzo unitario di acquisto e/o sottoscrizione delle azioni è pari al prezzo di collocamento corrispondente a € 31, e rimarrà invariato per la tutta la durata del piano.
Le opzioni potranno essere esercitate dal giorno successivo alla scadenza del periodo di esercizio, ovvero il 30 giugno 2006.
Non è ammesso l'esercizio parziale delle opzioni.
Al servizio del piano di stock option, la Società ha acquistato al prezzo di collocamento, pari a € 31, 1.000.000 di azioni proprie, iscrivendo una riserva indisponibile di pari importo tra le poste di patrimonio netto.

Attività di ricerca e sviluppo

La Società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Rapporti con le altre società del Gruppo

I rapporti con le società del Gruppo rientrano nell'abituale attività della controllante.

Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- ✓ gestione delle partecipazioni;
- ✓ regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- ✓ condivisione di servizi generali, amministrativi e legali;
- ✓ assistenza relativi ai servizi informatici;
- ✓ accordi di natura commerciale.

I rapporti con la società controllante hanno riguardato un contratto di locazione immobiliare regolato a prezzi di mercato chiuso nel mese di luglio, e una transazione relativa alla vendita di un'autovettura.

Nessun rapporto é invece intervenuto con le società controllate dalla controllante, diverse dalle società del Gruppo Campari.

Inoltre, si evidenziano, quali operazioni rilevanti, l'acquisto della partecipazione Campari-Crodo S.p.A. dalla controllata Di.Ci.E. Holding BV per € 313 milioni, precedentemente descritta negli eventi dell'esercizio.

Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nella Nota Integrativa al Bilancio d'esercizio, nonché a quanto esplicitato nella Relazione sulla Gestione del bilancio consolidato.

Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.

I rapporti espressi in conto economico con le società controllate, relativi a scambio di merci e prestazione di servizi, sono così sintetizzati:

Davide Campari-Milano S.p.A.	Importi in €
Campari-Crodo S.p.A.	572.464
Campari Italia S.p.A.	60.004.173
S.A.M.O. S.p.a.	144.039
Sella & Mosca S.p.A.	987.227
Zedda Piras S.p.A.	149.254
Campari do Brasil Ltda	143.835
Campari Deutschland Gmbh	307.901
Campari France S.A.	-12.018.654
Campari International S.A.M.	30.389.275
Campari Schweitz A.G.	125.042
N.Kaloyannis Bros A.E.B.E.	13.153
O-Dodeca B.V.	3.925
Skyy Spirits, LLC	82.847
Totali	86.056.481

I rapporti espressi in conto economico con la controllante e Società collegate sono:

Davide Campari-Milano S.p.A.	Importi in €
Alicros S.r.l.	53.371
Longhi & Associati S.r.l.	37.967

Non esistono altre operazioni con parti correlate diverse da quelle precedentemente indicate.

Possesso ed acquisto di azioni proprie e della controllante

La società possiede 1.000.000 di azioni proprie del valore nominale di € 1, pari al 3,4% del capitale sociale.

Tali azioni proprie sono da destinarsi al piano di stock option, come precedentemente illustrato.

Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Nome e cognome	Società partecipata	Azioni possedute alla fine dell'esercizio precedente	Azioni acquistate	Azioni vendute	Azioni possedute alla fine dell'esercizio
Luca Garavoglia	Davide Campari-Milano S.p.A.	200 *	0	0	200
Carlo Campanini Bonomi	Davide Campari-Milano S.p.A.	0	0	0	0
Matteo D'Asta	Davide Campari-Milano S.p.A.	0	0	0	0
Marco Di Paco	Davide Campari-Milano S.p.A.	0	0	0	0
Cesare Ferrero	Davide Campari-Milano S.p.A.	0	0	0	0
Franzo Grande Stevens	Davide Campari-Milano S.p.A.	0	0	0	0
Jörn Böttger	Davide Campari-Milano S.p.A.	500	0	0	500
Paolo Marchesini	Davide Campari-Milano S.p.A.	700	0	0	700
Antonio Ortolani	Davide Campari-Milano S.p.A.	800	0	0	800
Marco P. Perelli-Cippo	Davide Campari-Milano S.p.A.	10.000	0	2.750	7.250
Giovanni Rubboli	Davide Campari-Milano S.p.A.	0	0	0	0
Renato Ruggiero	Davide Campari-Milano S.p.A.	0	0	0	0
Stefano Saccardi	Davide Campari-Milano S.p.A.	1.100	0	0	1.100
Umberto Tracanella	Davide Campari-Milano S.p.A.	0	0	0	0
Vincenzo Visone	Davide Campari-Milano S.p.A.	6.000	0	0	6.000
Marco Vitale	Davide Campari-Milano S.p.A.	0	0	0	0
Anton Machiel Zondervan	Davide Campari-Milano S.p.A.	0	0	0	0

* in nuda proprietà per il tramite di società fiduciaria

Eventi successivi

Fusione per incorporazione della Campari-Crodo S.p.A.

Nell'ambito dell'articolato programma di ristrutturazione del Gruppo, finalizzato a una maggiore razionalità e funzionalità della struttura, è prevista nel corso del 2004 la fusione per incorporazione della Campari-Crodo S.p.A. nella Davide Campari Milano S.p.A., che consente di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, già iniziato nei precedenti esercizi. Inoltre, con tale fusione si vuole tener conto del nuovo indirizzo strategico del Gruppo, volto alla concentrazione dell'attività produttiva, incrementandone le sinergie, e alla realizzazione di benefici in termini di efficienza ed organizzazione aziendale.

La fusione verrà attuata senza concambio di azioni, in quanto la Vostra società detiene l'intero capitale sociale di Campari-Crodo S.p.A., né si procederà ad alcun aumento del capitale sociale finalizzato alla fusione stessa.

Fusione per incorporazione nella Campari Italia S.p.A. della S.A.M.O. S.p.A.
Sempre nell'ambito del programma di ristrutturazione del Gruppo, i consigli d'amministrazione rispettivamente del 16 e 15 marzo hanno approvato i progetti di fusione per incorporazione della S.A.M.O. S.p.A. nella Campari Italia S.p.A., entrambe detenute al 100% dalla controllata Campari-Crodo S.p.A., che verranno sottoposti alle assemblee degli azionisti nel mese di aprile.

Evoluzione prevedibile della gestione

Le previsioni per il 2004, da poco iniziato, sono in generale orientate ad una giusta cautela.
La situazione di sostanziale solidità e dinamismo di tutti i principali *brand* venduti sul mercato italiano, deve essere correttamente inquadrata in un contesto macroeconomico sempre più sfavorevole, dove il clima di fiducia delle famiglie e la conseguente propensione al consumo, nei primi due mesi dell'anno hanno toccato i livelli più bassi dell'ultimo triennio.
Oltre a ciò, relativamente al mercato degli *spirits*, è innegabile che l'incremento delle accise (+13%), avvenuto nel gennaio 2004 ed interamente trasferito sui prezzi al consumo, avrà un impatto non trascurabile sulle vendite.

Proposta del Consiglio di Amministrazione

A conclusione della presente relazione, Vi invitiamo ad approvare il Bilancio relativo all'esercizio chiuso al 31 dicembre 2003, nelle sue componenti di Stato Patrimoniale, Conto Economico e Nota Integrativa, così come predisposti, e proponiamo di destinare l'utile di esercizio, pari € 20.974.951, come segue:

- € 480.018 a riserva ammortamenti anticipati,
- € 20.494.933 a dividendo, pari a € 0,73 per azione in circolazione, ad eccezione di quelle proprie detenute dalla Società.

nonché di distribuire parte della riserva straordinaria per € 4.180.267, pari a € 0,15 per azione in circolazione, ad eccezione di quelle proprie detenute dalla Società.
Il dividendo complessivo risulta quindi essere di € 24.675.200, pari a € 0,88 per azione in circolazione (ad eccezione delle azioni proprie detenute dalla Società), a cui è attribuito, ove spettante, il credito d'imposta ex articolo 105, comma 1 lettera b) DPR 917/86 nella versione ante modifica ex D.Lgs. 344/2003, in misura pari ad € 0,45 per azione.

Per il Consiglio di Amministrazione
Il Presidente
Luca Garavoglia

Luca Garavoglia

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio Sindacale al bilancio al 31/12/2003

Signori Soci,

abbiamo esaminato il progetto di bilancio d'esercizio della società Davide Campari Milano S.p.A. al 31 dicembre 2003 redatto dagli amministratori ai sensi di legge e da questi regolarmente comunicato al Collegio Sindacale unitamente ai prospetti ed agli allegati di dettaglio e alla relazione sulla gestione.

Risultanze di Bilancio

Ai sensi dell'art. 153 del Decreto Legislativo 58/98, nelle società quotate ai mercati regolamentati - quale la vostra società è - il controllo contabile sulla corretta tenuta delle scritture contabili e sulle sue risultanze, così come la concordanza delle medesime con i dati del bilancio e l'espressione del giudizio inerente talune di tali voci compete alla società di revisione incaricata che Vi informa con specifica relazione.

Ciò non di meno anche il collegio sindacale ha svolto controlli mirati sulle voci di bilancio al fine di poter formulare il proprio giudizio sulla correttezza del medesimo, in adempimento alla più generale previsione dettata dal combinato disposto del richiamato decreto legislativo e del codice civile nonché di altre leggi in materia e così dando esecuzione a quanto prescritto, con le necessarie integrazioni, anche dall'art. 2429 C.C.

In termini quantitativi il bilancio che gli amministratori sottopongono alla vostra attenzione esprime i seguenti valori:

Per lo **Stato Patrimoniale:**

Totale Attivo					€	1.006.707.379
Capitale Sociale	€	29.040.000				
Riserva legale	€	5.808.000				
Riserva azioni proprie	€	31.000.000				
Altre riserve	€	258.066.863				
Utili precedenti	€	0				
Utile del periodo	€	20.974.951				
Netto Patrimoniale			€	344.889.814		
Altre Passività			€	661.817.565		
Totale Passività					€	1.006.707.379

Sono altresì evidenziati conti d'ordine per € 175.804.949

Per il **Conto Economico:**

Valore della produzione	€	102.702.738
Costi della produzione	€	(93.830.645)
Differenza	€	8.872.093
Proventi e oneri finanziari	€	(1.835.032)
Rettifiche di valore di attività finanziarie	€	0
Proventi e oneri straordinari	€	22.135.954
Risultato prima delle imposte	€	29.173.015

Imposte sul reddito dell'esercizio	€	(8.198.064)
Utile dell'esercizio	€	20.974.951

Principi di comportamento

Il nostro esame sul bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dal C.N.D.C. e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, sia con riferimento alle disposizioni generali del Codice Civile che alle disposizioni specifiche dettate dal Decreto Legislativo 58/98, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, ove necessario, dagli International Accounting Standards.

Lo stato patrimoniale ed il conto economico presentano, a fini comparativi, anche i valori dell'esercizio precedente.

Principi di redazione del bilancio

Per la redazione del bilancio sono state seguite le norme introdotte con il decreto legislativo 9 Aprile 1991 n. 127.

Gli amministratori, nella redazione del bilancio, non hanno derogato alle norme di legge ai sensi dell'art. 2423 c.c.

In particolare si rileva che:

- sono stati rispettati i principi di redazione previsti dall'articolo 2423-bis del codice civile. In particolare, il collegio ha accertato il rispetto del criterio di prudenza nelle valutazioni e del principio di competenza economica e che i ricavi indicati nel conto economico sono solamente quelli realizzati mentre, per quanto concerne le perdite si può affermare che gli amministratori hanno tenuto in considerazione i rischi e le perdite di competenza dell'esercizio anche se conosciuti successivamente alla chiusura dell'esercizio;

- sono state rispettate le strutture previste dal codice civile per lo stato patrimoniale e per il conto economico rispettivamente all'articolo 2424 e all'articolo 2425;
- sono state rispettate le disposizioni relative a singole voci dello stato patrimoniale previste dall'articolo 2424-bis del codice civile;
- i ricavi, i proventi, i costi e gli oneri sono stati iscritti nel conto economico rispettando il disposto dell'articolo 2425-bis del codice civile;
- e' stata effettuata la comparazione degli importi di ciascuna voce con i risultati dell'esercizio precedente;
- non sono stati effettuati compensi di partite;
- la nota integrativa e' stata redatta rispettando il contenuto previsto dall'articolo 2427 del codice civile. Sono state inoltre fornite le informazioni richieste dalle altre norme del codice civile nonché quelle ritenute opportune dall'organo amministrativo per rappresentare in modo veritiero e corretto la situazione patrimoniale, economica e finanziaria della Società;
- viene compiutamente illustrata l'attività svolta dalla società nonché i rapporti intrattenuti con le parti correlate; tali rapporti rientrano nell'attività propria del gruppo e rispondono ad un interesse della società e del gruppo;

- nell'esercizio si sono verificate, quali operazioni di particolare rilevanza:
  - l'acquisizione dell'intera partecipazione nella Barbero 1891 S.p.A.;
  - l'acquisto della controllata di secondo livello Campari Crodo S.p.A. dalla controllata DCE Holding BV. Ciò consente di ridisegnare - accorciandola - la catena di controllo così come viene proposta per la delibera di fusione in sede straordinaria;
  - acquisto del marchio Riccadonna da parte della controllata Campari Crodo S.p.A., operazione conclusasi all'inizio del 2004 con la cessione alla controllata diretta Barbero 1891 S.p.A.;
  - emissione di prestito obbligazionario per dollari 300 milioni tramite private placement curato da Deutsche Bank sul mercato americano;
  - riscatto e cessione dell'immobile di Via Turati n. 27 con contestuale sottoscrizione di un contratto di locazione;
  - completamento dello stabilimento di Novi della controllata Campari Crodo S.p.A. e riallocazione delle linee di produzione.

  Più dettagliate informazioni su tali operazioni sono riportate nella relazione sulla gestione al bilancio (eventi significativi);
- è stato applicato il principio contabile relativo alle imposte anticipate e differite. In proposito Il Collegio concorda con l'operato degli

amministratori sia per quanto concerne le imposte differite che rappresentano il debito per il rinvio di imposte di competenza dell'esercizio grazie all'applicazione della normativa fiscale più favorevole, che per le imposte anticipate, in quanto non vi sono allo stato motivi per ritenere che non vi siano valori imponibili futuri tali da consentire il recupero delle anticipazioni d'imposta verificatesi nel periodo e dovute all'applicazione della normativa tributaria là ove essa differisce in tema di deducibilità temporale di taluni costi.

Il Consiglio di Amministrazione ha provveduto ad illustrare analiticamente tali effetti e le componenti in nota integrativa.

Criteri di valutazione

La valutazione delle risultanze del bilancio é avvenuta in modo conforme alla previsione dell'articolo 2426 del Codice Civile, in base a quanto indicato nella nota integrativa, e nella previsione di continuità dell'attività sociale.

Non sono stati individuati cambiamenti di criteri.

Quanto all'iscrizione dei costi pluriennali di cui agli art. 2425 n. 5 e n. 6, il Collegio ricorda che il consenso deve essere espresso dalla società di revisione, e ciò ai sensi art. 154 D.Lgs. 58/98.

Il Collegio aveva a suo tempo espresso il proprio parere favorevole per i costi capitalizzati nei precedenti periodi per le voci a tutt'oggi ancora presenti, e non ritiene siano nel frattempo intervenuti elementi innovativi o comunque tali da far modificare la precedente opinione.

Ispezioni e verifiche

I sindaci attestano che nel corso dell'anno sono state regolarmente eseguite, per quanto di propria competenza, le verifiche periodiche previste dal codice civile e dagli articoli da 149 a 154 del Decreto Legislativo 58/98.

In merito alla regolare tenuta e rappresentazione degli accadimenti contabili la funzione di controllo è svolta, come già evidenziato, dalla società di revisione. Non risulta al Collegio che siano state sollevate in proposito eccezioni o segnalate anomalie.

Nel corso delle verifiche eseguite si è potuto verificare, anche per il tramite del lavoro svolto dalla società di revisione, il corretto e tempestivo adempimento degli obblighi contributivi e tributari, sia per quanto concerne la liquidazione e il versamento delle somme dovute che per la presentazione delle dichiarazioni fiscali.

Sulle voci del bilancio presentato alla Vostra attenzione sono stati effettuati i controlli necessari per addivenire ad un giudizio finale, così come richiesto dai principi di comportamento emanati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Tali controlli hanno interessato in particolare i valori stimati e presunti quali i ratei ed i risconti, gli ammortamenti, la valutazione delle partecipazioni, gli stanziamenti ai fondi costituiti per specifiche finalità ed i loro utilizzi e da essi non sono emerse discordanze rispetto alle norme che regolano la redazione del bilancio.

<u>Altri adempimenti ai sensi D.Lgs. 58/98:</u>

Per quanto concerne le verifiche, i controlli e le informazioni richieste dal decreto legislativo 58/98, e dalle autorità di vigilanza il Collegio può dare atto:

- di aver regolarmente svolto le verifiche previste dall'art. 2403 C.C. e dall'art. 149 e seguenti decreto legislativo 58/98; a tal fine il Collegio si è riunito nel corso dell'anno 2002 cinque volte;
- di aver partecipato a tutte le sei riunioni del Consiglio di amministrazione e a tutte le sette riunioni del Comitato Audit, nonché all'unica assemblea dei soci;
- di aver ottenuto dagli amministratori con frequenza trimestrale le informazioni sull'attività svolta e sulle operazioni di maggior rilievo effettuate dalla società, e ciò anche ai sensi art. 150 D.Lgs. 58/98, assicurandosi che le azioni deliberate e poste in essere fossero conformi alla legge ed allo statuto sociale e non fossero manifestamente imprudenti, azzardate, in potenziale conflitto di interesse o in contrasto con le delibere assunte dall'Assemblea;
- di aver acquisito conoscenza e vigilato, per quanto di competenza, sull'adeguatezza della struttura organizzativa della società e sul rispetto dei principi di corretta amministrazione, tramite rilevazioni dirette, raccolta di informazioni dai responsabili della funzione organizzativa e con incontri con la società di revisione, ai fini del reciproco scambio di dati e informazioni rilevanti;
- di aver valutato e vigilato sull'adeguatezza del sistema amministrativo-contabile, nonché sulla sua affidabilità a rappresentare correttamente i fatti

di gestione, anche mediante l'ottenimento di informazioni dai responsabili delle rispettive funzioni, l'esame di documenti aziendali e l'analisi dei risultati del lavoro svolto dalla società di revisione;

- di aver esaminato e valutato il sistema di controllo interno al fine di verificarne l'indipendenza e la separazione da altre funzioni. Nel corso di tale attività il Collegio ha avuto cura di verificare la adeguatezza delle strutture, anche in funzione dello sviluppo e delle dimensioni dell'attività sociale nonché degli obblighi e dei vincoli ai quali la vostra società è soggetta.
- di aver verificato l'osservanza delle norme di legge inerenti la formazione e l'impostazione del bilancio e della relazione sulla gestione, sia tramite verifiche dirette che informazioni assunte dalla società di revisione;
- di non aver ricevuto denunce ai sensi art. 2408 C.C., e di non aver avuto notizia di esposti o segnalazioni, anche da terzi, né di rilievi da parte della società di revisione;
- di aver verificato gli incarichi diversi dalla certificazione del bilancio affidati alla società di revisione appurando che alla stessa non è stata affidata altra attività nell'anno 2003;
- che sono stati affidati due incarichi a società collegata con la società di revisione e specificatamente:
    - una fairness opinion sull'operazione DCE - Campari Crodo, per un corrispettivo di Euro 60.816,00;
    - un intervento connesso con l'acquisizione di Barbero 1891 S.p.A. per un corrispettivo di Euro 24.000,00;

- che le decisioni assunte nei confronti delle società controllate sono coerenti con l'attività propria della vostra società e con la funzione strumentale delle società controllate stesse;
- che i rapporti intercorsi con le parti correlate sono relativi ad operazioni commerciali e finanziarie, rispondono a logiche di mercato ed esiste un interesse della società al compimento di dette operazioni;
- quanto alle operazioni atipiche o inusuali, o di particolare rilievo effettuate dalla società nel corso dell'esercizio si rinvia a quanto già illustrato precedentemente;
- che la proposta in merito alla distribuzione di dividendo formulata dall'organo amministrativo non è in contrasto con norme di legge o previsioni di statuto, prevede l'utilizzo di somme liberamente disponibili da parte dell'assemblea ed è compatibile con gli equilibri finanziari della società;
- che la società ha adottato il codice di autodisciplina in tema di Corporate Governance, e la relazione sulla Corporate Governance è stata presentata ed esaminata dal Consiglio di Amministrazione (ed allegata al fascicolo di bilancio);
- la società ha istituito altresì il Comitato Audit della cui attività già si è detto, e le cui relazioni semestrali sono state presentate al Consiglio; è altresì operativo il Comitato per le nomine e le retribuzioni. Il Consiglio ha approvato il regolamento per il trattamento delle informazioni riservate e per l'insider dealing, e tali documenti sono stati estesi anche alle società del gruppo. All'inizio del 2004 il Consiglio ha approvato le norme di

comportamento in relazione ad operazioni che coinvolgono interessi propri degli amministratori e dei dirigenti, o con parti correlate, in adempimento alle nuove disposizioni del Codice Civile a seguito del Decreto Legislativo n. 6/2003.

Giudizio sul bilancio d'esercizio e proposta di approvazione

Il Collegio Sindacale, visti i risultati delle verifiche eseguite, ritiene che il bilancio d'esercizio in esame corredato della relazione sulla gestione, rappresenti la situazione patrimoniale-finanziaria e il risultato economico della Società al 31 dicembre 2003 secondo corrette norme di legge e concorda con la proposta dell'organo amministrativo in merito alla destinazione del risultato dell'esercizio.

Milano, lì 1 aprile 2004

I SINDACI

Avv. Umberto Tracanella

Avv. Marco Di Paco

Dott. Antonio Ortolani

VERBALE DELL'ASSEMBLEA ORDINARIA DEGLI AZIONISTI

DI DAVIDE CAMPARI-MILANO S.p.A. DEL 29 APRILE 2004

L'assemblea ordinaria degli azionisti di Davide Campari-Milano S.p.A., con sede in Via Filippo Turati 27, 20121 Milano, capitale sociale € 29.040.000 interamente versato, codice fiscale, partita IVA e numero di iscrizione al registro delle imprese di Milano 06672120158, si è riunita in prima convocazione il 29 aprile 2004, alle ore 9,30, presso la Villa Campari in Viale Casiraghi 138, Sesto San Giovanni (MI), per discutere e deliberare sul seguente

Ordine del Giorno

Parte ordinaria:

1. Approvazione del bilancio al 31 dicembre 2003 e deliberazioni conseguenti;
2. Nomina del Consiglio di Amministrazione;
3. Nomina del Collegio Sindacale;
4. Nomina della società di revisione;
5. Autorizzazione all'acquisto e/o alienazione di azioni proprie.

Parte straordinaria:

1. Approvazione di nuovo Statuto sociale anche ai sensi del Decreto legislativo 17 gennaio 2003, n.6;
2. Approvazione del progetto di fusione per incorporazione della Campari-Crodo S.p.A.

A termini legge, di statuto e di regolamento assembleare, assume la presidenza dell'assemblea il Presidente del Consiglio di Amministrazione dottor Luca Garavoglia, il quale propone la nomina del Notaio dottoressa Maria Luisa Donnini e degli incaricati di Simon Fiduciaria S.p.A. rispettivamente quali segretario e scrutatori dell'odierna assemblea, sia per la parte ordinaria oggetto del presente verbale in forma amministrativa, sia per quella straordinaria, che sarà verbalizzata separatamente per atto pubblico.

Poiché nessun azionista manifesta diverso avviso, il Notaio dottoressa Maria Luisa Donnini e gli incaricati di Simon Fiduciaria S.p.A assumono rispettivamente le funzioni di segretario e di scrutatori dell'odierna assemblea.

Il Presidente dà atto che sono presenti per il Consiglio di Amministrazione, oltre a esso Presidente, i Consiglieri dottor Jörn Böttger, dottor Cesare Ferrero, avvocato Franzo Grande Stevens, dottor Paolo Marchesini, dottor Marco P. Perelli-Cippo, dottor Giovanni Rubboli, ambasciatore Renato Ruggiero, dottor Stefano Saccardi e dottor Vincenzo Visone. Sono assenti giustificati i Consiglieri dottor Carlo Pasquale Campanini Bonomi, avvocato Matteo D'Asta, professor Marco Vitale e signor Anton Machiel Zondervan.

Il Presidente dà altresì atto che per il Collegio Sindacale sono presenti i signori: avvocato Umberto Tracanella, Presidente, e dottor Antonio Ortolani, Sindaco Effettivo. E' assente giustificato l'avvocato Marco di Paco, Sindaco Effettivo.

Il Presidente espone inoltre che:

– l'assemblea è stata regolarmente convocata nel rispetto delle disposizioni di legge con avviso di convocazione pubblicato sulla Gazzetta Ufficiale della Repubblica Italiana, Foglio Inserzioni n. 73, del 27 marzo 2004;

– in ottemperanza di quanto disposto dall'articolo 84 della delibera Consob n. 11971 del 14 maggio 1999, tale avviso è stato pubblicato anche sui quotidiani nazionali "Il Sole - 24 Ore" e "MF" del 23 marzo 2004;

– con tale avviso l'assemblea ordinaria è stata convocata, in questo luogo, in prima convocazione per il giorno 29 aprile 2004 alle ore 9,30 e, nello stesso luogo e ora, in eventuale seconda convocazione, per il 30 aprile 2004;

– con l'avviso di convocazione si è data altresì notizia dell'avvenuto deposito, presso la sede sociale e Borsa Italiana S.p.A., del progetto di bilancio di esercizio e del bilancio consolidato al 31 dicembre 2003, della Relazione illustrativa degli amministratori sulle modifiche statutarie proposte nonché della Relazione illustrativa degli amministratori sulla proposta di acquisto e/o alienazione di azioni proprie, in ottemperanza agli articoli 72 e 73 della Delibera Consob n. 11971 del 14 maggio 1999. Tali documenti sono stati altresì resi disponibili sul sito www.campari.com/ir;

– è stata regolarmente depositata ai sensi e nei termini di legge tutta la documentazione prevista e in particolare si è provveduto, ai sensi dell'articolo 3 del D.M. 5 novembre 1998, n. 437, al deposito presso la sede sociale e Borsa Italiana S.p.A. della Relazione del Consiglio di Amministrazione sulle proposte all'ordine del giorno della odierna assemblea;

– è stata messa a disposizione degli azionisti intervenuti all'assemblea una cartella contenente, fra l'altro: (i) la relazione del Consiglio di Amministrazione sugli argomenti all'ordine del giorno dell'odierna assemblea; (ii) il progetto di bilancio di esercizio e il bilancio consolidato al 31 dicembre 2003, ciascuno comprensivo delle relative note integrative, relazioni sulla gestione, relazioni del Collegio Sindacale, relazioni della società di revisione ai sensi dell'articolo 156 del D.Lgs 24 febbraio 1998, n. 58, nonché, in allegato al solo bilancio consolidato, relazione annuale sulla *corporate governance*; (iii) il parere del Collegio Sindacale sul conferimento dell'incarico alla società di revisione; (iv) la relazione illustrativa del Consiglio di Amministrazione all'assemblea straordinaria in occasione di modificazioni statutarie; (v) la bozza del nuovo Statuto sociale; (vi) il progetto di fusione per incorporazione della Campari-Crodo S.p.A. con il relativo parere del Collegio Sindacale; (vii) la relazione del Consiglio di Amministrazione all'Assemblea relativamente alla delibera sulla proposta di acquisto e/o alienazione di azioni proprie con il relativo parere del Collegio Sindacale; (viii) il Regolamento di Assemblea;

– in data 6 febbraio 2002 tra Alicros S.r.l., socio di controllo della Società, ed il dottor Carlo Pasquale Campanini Bonomi era stato stipulato un patto parasociale (reso noto nelle forme di legge e di regolamento) in forza del quale la prima si era assunta l'impegno di fare quanto in suo potere affinché il secondo fosse nominato alla carica di Consigliere di Amministrazione di Davide Campari-Milano S.p.A. (senza deleghe, né incarichi operativi) con mandato fino alla scadenza del Consiglio di Amministrazione allora in carica; il dottor Campanini Bonomi era stato quindi nominato Consigliere di Amministrazione in data 30 aprile 2002; ora, poiché il Consiglio di Amministrazione allora in carica è scaduto con l'approvazione del bilancio di esercizio al 31 dicembre 2003, l'impegno di Alicros S.r.l. nei confronti del dottor Campanini Bonomi è stato interamente eseguito;

– anche ai sensi della delibera Consob n. 11971 del 14 maggio 1999, si comunica che, secondo le risultanze del libro soci, integrate dalle comunicazioni ricevute ai sensi dell'articolo 120 del D.Lgs 24 febbraio 1998, n. 58, i seguenti azionisti partecipano in misura superiore al 2% del capitale sociale:

- Alicros S.r.l.: 14.809.600 azioni ordinarie, pari al 50,997% ca. del capitale sociale;

- Morgan Stanley Dean Witter Investment Management Limited: 1.616.324 azioni ordinarie, pari al 5,565% ca. del capitale;

- Cedar Rock Capital Limited: 1.009.378 azioni ordinarie, pari al 3,476% ca. del capitale sociale;

- Davide Campari-Milano S.p.A.: 1.000.000 azioni ordinarie, pari al 3,44% ca. del capitale sociale;

- Lazard Asset Management LLC: 603.687 azioni ordinarie, pari al 2,079% ca. del capitale sociale;

- in merito alla revisione contabile del bilancio d'esercizio e del bilancio consolidato al 31 dicembre 2003, ai sensi di quanto previsto dalla Comunicazione Consob DAC/RM/96003558 del 18 aprile 1996, il Presidente comunica che la società di revisione Reconta Ernst & Young S.p.A. ha impiegato 470 ore per la revisione contabile del bilancio d'esercizio e 260 ore per la revisione del bilancio consolidato al 31 dicembre 2003, per un totale di 730 ore, e che, essendo tali tempi sostanzialmente in linea con quelli contrattualmente previsti, la società di revisione Reconta Ernst & Young S.p.A. prevede di fatturare gli onorari contrattuali ammontanti complessivamente a € 59.742, di cui € 40.200 per la revisione contabile del bilancio d'esercizio e € 19.542 per la revisione del bilancio consolidato al 31 dicembre 2003.

Il Presidente ricorda che hanno diritto di intervenire in assemblea gli azionisti che hanno presentato la certificazione rilasciata da un intermediario autorizzato aderente al sistema di gestione accentrata Monte Titoli S.p.A. ai sensi dell'articolo 85, 4° comma del D.Lgs. 24 febbraio 1998, n. 58 e dell'articolo 34 della Delibera Consob 23 dicembre 1998 n. 11768.

Il Presidente comunica che alle ore 9,30 sono presenti in proprio o rappresentati per delega 81 azionisti, complessivamente portatori di n. 18.249.232 azioni ordinarie (pari al 62,84% ca. del capitale sociale), di cui 5 in proprio e 76 per delega, per 10 teste e che per tutte dette azioni è stata regolarmente presentata la predetta certificazione.

Il Presidente comunica che, in relazione alle prescrizioni di legge e contenute negli applicabili regolamenti approvati da Consob, verrà inserito in allegato al verbale l'elenco nominativo dei partecipanti all'assemblea, in proprio o per delega, con le altre indicazioni previste in ordine all'esito delle votazioni.

Al fine di agevolare le operazioni di rilevazione dei partecipanti all'assemblea, il Presidente invita gli azionisti che intendessero allontanarsi dall'assemblea prima della conclusione della riunione a far cortesemente registrare la loro uscita dagli incaricati, restituendo la scheda all'apposito tavolo posto all'ingresso della sala.

Il Presidente ricorda altresì agli azionisti che all'ingresso della sala sono state consegnate le schede da utilizzarsi per il conteggio dei voti.

Ciò premesso, il Presidente constata la regolare costituzione dell'assemblea e dà atto che la stessa può validamente deliberare sugli argomenti all'Ordine del Giorno, che mette in discussione come segue.

Sul numero 1 dell'Ordine del Giorno

Ai sensi di quanto previsto dal punto 6.2 del Regolamento di Assemblea, il Presidente informa che, in assenza di specifica richiesta approvata dall'Assemblea, non verrà data lettura della documentazione relativa al bilancio di cui viene oggi proposta l'approvazione, essendo stata tale documentazione integralmente depositata.

Il Presidente illustra quindi la proposta del Consiglio di Amministrazione in ordine all'approvazione del bilancio e alla destinazione dell'utile.

Il bilancio viene quindi messo in discussione come segue.

Interviene la dottoressa Carolina Wiskemann in rappresentanza degli azionisti Pioneer Asset Management S.A. e Pioneer Investment Management SGR S.p.A., la quale chiede al Presidente - che replica affermativamente - se nel suo intervento possa affrontare argomenti attinenti tanto al presente quanto ai successivi punti all'ordine del giorno.

La dottoressa Carolina Wiskemann espone quanto segue:

1) innanzitutto, si complimenta per gli ottimi risultati conseguiti, ringraziando il dottor Marco P. Perelli-Cippo quale principale artefice dei successi che hanno caratterizzato l'andamento della Società dalla quotazione;

2) chiede se la Società intenda esercitare la propria opzione *call* sull'acquisto delle partecipazioni di minoranza in Skyy Spirits;

3) richiede chiarimenti sulle sinergie generate con le operazioni Barbero 1891 e Novi Ligure;

4) esprime una positiva valutazione sulla vendita dell'immobile della sede di Via Filippo Turati a Milano, richiedendo notizie sul progetto di spostamento della sede a Sesto San Giovanni;

5) manifesta il proprio accordo sulla proposta di distribuzione di dividendo, chiedendo però che venga data una visione triennale della politica di dividendi proposta;

6) esprime una valutazione complessivamente favorevole della politica di *governance* della Società, richiedendo però che venga introdotto un voto di lista che consenta alle minoranze di esprimere almeno un consigliere indipendente;

7) chiede che la soglia per la presentazione di liste per la nomina del Collegio Sindacale venga abbassata dal 5% al 3% del capitale sociale;

8) preannuncia il proprio voto favorevole su tutti i punti all'ordine del giorno dell'Assemblea, ad eccezione del punto 1) dell'Assemblea Straordinaria, sul quale si asterrà.

Nessun altro avendo chiesto la parola, interviene il Presidente per rispondere come segue alle domande della dottoressa Carolina Wiskemann, invitando il Consigliere dottor Paolo Marchesini a rispondere alle domande più specificatamente relative alla parte finanziaria (e facendo la numerazione delle risposte riferimento alle relative domande):

4) conferma che il progetto attualmente in via di elaborazione prevede lo spostamento degli uffici della sede nell'area di Sesto San Giovanni, attualmente occupata dallo stabilimento, di cui è prevista la demolizione nella seconda metà del 2005; rileva, tuttavia, che l'*iter* amministrativo della relativa pratica presso il Comune di Sesto San Giovanni sta incontrando più resistenze di quanto si sarebbe potuto ragionevolmente ipotizzare per un progetto che prevede una significativa riqualificazione di uno spazio nel cuore di un'area urbana e auspica che queste vischiosità amministrative non mettano a rischio l'iniziativa;

5) finora la Società, a fronte di una redditività crescente, ha preferito mantenere invariata l'entità del dividendo in valore assoluto, piuttosto che seguire la crescita, anche in termini di valore del titolo; tale decisione è frutto della scelta di cercare di ridurre il più possibile il livello dell'indebitamento, ancorché questo abbia un'entità assolutamente ragionevole; si ritiene che anche in futuro si manterrà sostanzialmente la stessa politica, eventualmente con qualche adeguamento per garantire comunque un *pay-out* equilibrato;

6) rileva innanzitutto che la materia è in continua evoluzione e che effettivamente le modifiche normative in discussione al Parlamento potrebbero portare nella direzione auspicata dall'azionista; ricorda che le proposte formulate dall'azionista di maggioranza per la composizione del Consiglio di Amministrazione prevedono una maggioranza di amministratori indipendenti, di grande spessore personale e

professionale, e che questo rappresenta una forte tutela anche per gli azionisti di minoranza;

7) considerata la struttura dell'azionariato, dove svariati investitori istituzionali hanno partecipazioni significative e uno possiede da solo oltre il 5% del capitale, la soglia del 5% per la presentazione delle liste per l'elezione del Collegio Sindacale, appare equilibrata e non penalizzante per le minoranze.

Prende quindi la parola il dottor Paolo Marchesini, il quale:

2) ricorda quali sono gli accordi in essere per l'acquisto a termine delle minoranze in Skyy Spirits, LLC e conferma che il Gruppo intende esercitare le proprie opzioni di *call* nei termini previsti;

3) conferma che il processo di integrazione di Barbero 1891 S.p.A. prosegue regolarmente nei termini previsti, mentre per quanto attiene al nuovo stabilimento di Novi Ligure, l'inaugurazione ufficiale è avvenuta poche settimane fa e la piena entrata a regime avverrà nel 2005, con il trasferimento della produzione attualmente effettuata presso lo stabilimento di Sesto San Giovanni.

Nessun altro avendo chiesto la parola, il Presidente dichiara chiusa la discussione e, prima di procedere alla votazione sul primo punto all'ordine del giorno, comunica che, per praticità operativa, questa avverrà "per differenza", ossia contando solo i voti dei contrari e degli astenuti, che sono pertanto pregati di consegnare la loro scheda di votazione agli incaricati, mentre nulla dovrà essere fatto dagli azionisti favorevoli.

Il Presidente ricorda poi nuovamente che coloro che intendono abbandonare l'assemblea prima del termine e comunque prima della votazione devono comunicarlo al personale incaricato per l'aggiornamento dei voti presenti.

Il Presidente comunica che gli azionisti ora presenti sono gli stessi già presenti in sede di apertura dell'Assemblea.

Il Presidente mette quindi in votazione la proposta di approvare il bilancio d'esercizio al 31 dicembre 2003, dando la seguente destinazione all'utile di esercizio, pari a € 20.974.951:

€ 480.018 a riserva ammortamenti anticipati;

€ 20.494.933 a dividendo, pari a € 0,73 per azione in circolazione, a eccezione di quelle proprie detenute dalla Società;

nonché la proposta di distribuire parte della riserva straordinaria per € 4.180.267, pari a € 0,15 per azioni in circolazione, a eccezione di quelle proprie detenute dalla Società.

Si propone pertanto la distribuzione di un dividendo complessivo di € 24.675.200, pari a € 0,88 per azione in circolazione, a eccezione di quelle proprie detenute dalla Società, cui è attribuito, ove spettante, un credito d'imposta già *ex* articolo 105, comma 1, lettera b). del DPR 917/86, in misura pari a € 0,45 per azione.

I dividendi di cui sopra saranno messi in pagamento a far data dal 14 maggio 2004, con stacco della cedola n. 4 il 10 maggio 2004.

Procedutosi alla votazione, il Presidente dichiara la proposta in esame approvata all'unanimità delle azioni ammesse al voto non essendovi né astenuti né contrari, e pertanto con il voto favorevole di n. 18.249.232 azioni ordinarie pari al 62,84% ca. del capitale sociale.

Sul numero 2 dell'Ordine del Giorno

Il Presidente ricorda che con l'approvazione del bilancio di esercizio al 31 dicembre 2003 è scaduto il mandato del Consiglio di Amministrazione, che era stato nominato dall'Assemblea del 2 maggio 2001 per il triennio 2001 – 2002 - 2003 e sino all'approvazione dell'ultimo bilancio del triennio.

Occorre pertanto provvedere in ordine al suo rinnovo.

L'Assemblea è quindi invitata a deliberare in ordine alla nomina di un nuovo Consiglio di Amministrazione, previa determinazione del numero dei suoi componenti.

Il Presidente ricorda al riguardo che a norma dell'articolo 13 dello Statuto il Consiglio di Amministrazione può essere composto da undici a diciannove membri a scelta dell'Assemblea.

I componenti del Consiglio di Amministrazione possono anche essere non soci, durano in carica per un periodo variabile da uno a tre esercizi a scelta dell'Assemblea e sono rieleggibili, come previsto dall'articolo 14 dello Statuto.

Ai sensi del Regolamento di Assemblea, il socio di controllo Alicros S.r.l. ha depositato presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea - e precisamente venerdì 16 aprile 2004 - una lista accompagnata da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati.

La lista si compone di undici nominativi, di cui il Presidente illustra le caratteristiche, sottolineando che dalla lista depositata da Alicros S.r.l.:

- si evince la proposta di ridurre da 14 a 11 il numero di Amministratori, per rendere più snella l'operatività del Consiglio di Amministrazione;

- figurano tre Amministratori esecutivi, e pertanto non indipendenti (il dottor Paolo Marchesini, il dottor Stefano Saccardi e il dottor Vincenzo Visone), due Amministratori non esecutivi ma non indipendenti (il dottor Marco P. Perelli-Cippo e lo stesso Presidente) e sei Amministratori non esecutivi e indipendenti (l'avvocato Luca Cordero di Montezemolo, il dottor Cesare Ferrero, l'avvocato Franzo Grande Stevens, il dottor Giovanni Rubboli, l'ambasciatore Renato

Ruggiero e il signor Anton Machiel Zondervan).

Il Presidente ricorda inoltre che il dottor Marco Pasquale Perelli-Cippo ha accettato di rimanere in Consiglio di Amministrazione pur avendo chiesto di non essere rinnovato nella carica di Amministratore Delegato, che ha ricoperto per 12 anni con straordinari risultati: pertanto al dottor Marco P. Perelli-Cippo e agli altri Amministratori uscenti (il dottor Carlo Pasquale Campanini Bonomi, il dottor Jörn Böttger, l'avvocato Matteo D'Asta e il professor Marco Vitale) e in particolare al dottor Jörn Böttger va il più vivo ringraziamento per quanto fatto per il Gruppo in questi anni di oltremodo proficua collaborazione.

L'avvocato Franzo Grande Stevens ricorda poi che, poiché l'articolo 15 dello Statuto lo consente, è anche opportuno che l'Assemblea deliberi circa la nomina del Presidente del Consiglio di Amministrazione e propone che venga rinnovato nella carica il dottor Luca Garavoglia, con i poteri di legge e statutariamente previsti.

Da ultimo, il Presidente ricorda che ai sensi di legge e dell'articolo 25 dello Statuto occorre anche provvedere alla fissazione del compenso annuo degli Amministratori, che propone di confermare nell'importo attualmente stabilito di € 25.000 per ciascun Amministratore al lordo di ogni ritenuta di legge per ciascun esercizio pagabili in una o più rate nel corso dell'esercizio stesso.

Il Presidente, dato atto che, oltre a quella depositata da Alicros S.r.l., non sono state depositate altre liste per la nomina di Amministratori, mette quindi in discussione l'argomento.

Nessuno avendo richiesto la parola, il Presidente mette in votazione le proposte discusse, che consistono in quanto segue:

- fissare in undici il numero dei componenti del Consiglio di Amministrazione della Società per il triennio 2004 – 2005 - 2006 e sino all'approvazione dell'ultimo bilancio del triennio;

- nominare alla carica di Amministratore della Società per il triennio 2004 – 2005 - 2006 e sino all'approvazione dell'ultimo bilancio del triennio, i signori: avvocato Luca Cordero di Montezemolo, dottor Cesare Ferrero, dottor Luca Garavoglia, avvocato Franzo Grande Stevens, dottor Paolo Marchesini, dottor Marco Pasquale Perelli-Cippo, dottor Giovanni Rubboli, ambasciatore Renato Ruggiero, dottor Stefano Saccardi, dottor Vincenzo Visone e signor Anton Machiel Zondervan, esonerandoli espressamente dai divieti di cui all'articolo 2390 cod. civ. limitatamente a tutte le società direttamente o indirettamente controllate o collegate, controllanti o soggette a comune controllo con Davide Campari-Milano S.p.A.;

- corrispondere a ciascun Amministratore un compenso annuo, al lordo di ogni ritenuta di legge, di € 25.000 per ciascun esercizio, pagabili in una o più rate nel corso dell'esercizio stesso;

- confermare il dottor Luca Garavoglia nella carica di Presidente del Consiglio di Amministrazione della Società per il triennio 2004 – 2005 - 2006 e sino all'approvazione dell'ultimo bilancio del triennio, con i poteri di legge e statutariamente previsti.

Procedutosi alla votazione, il Presidente dichiara la proposta in esame approvata all'unanimità delle azioni ammesse al voto non essendovi né astenuti né contrari, e pertanto con il voto favorevole di n. 18.249.232 azioni ordinarie pari al 62,84% ca. del capitale sociale.

Sul numero 3 dell'Ordine del Giorno

Il Presidente ricorda che con l'approvazione del bilancio 2003 al 31 dicembre

2003 si è concluso altresì, per compimento del termine, il mandato del Collegio Sindacale, che era stato nominato dall'Assemblea del 2 maggio 2001 per il triennio 2001 2002 - 2003.

L'Assemblea è quindi invitata a voler deliberare in ordine alla nomina di un nuovo Collegio Sindacale, in ordine alla quale il Presidente ricorda le disposizioni dell'articolo 26 dello Statuto relative alla composizione, durata, compenso, rieleggibilità e modalità di elezione del Collegio Sindacale.

Egli fa anche presente che, ai sensi e nel termine di cui al citato articolo 26 dello Statuto, è stata depositata presso la sede sociale un'unica lista di candidati sindaci.. Tale lista, con le allegate dichiarazioni con le quali i singoli candidati accettano la candidatura e attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità e di incompatibilità, nonché l'esistenza dei requisiti normativamente e statutariamente prescritti per le rispettive cariche, è stata presentata dal socio di controllo Alicros S.r.l.

Il Presidente mette quindi in discussione l'argomento e, nessuno avendo richiesto la parola, si procede alla votazione sulle proposte discusse, che consistono in quanto segue:

a) nella nomina a comporre il Collegio Sindacale per il triennio 2004 - 2005 - 2006 e sino all'approvazione dell'ultimo bilancio del triennio, dei signori: avvocato Umberto Tracanella, Presidente del Collegio Sindacale, dottor Alberto Lazzarini e dottor Antonio Ortolani, Sindaci Effettivi, dottor Alberto Garofalo, dottor Giuseppe Pajardi e dottor Paolo Proserpio, Sindaci Supplenti;

b) nell'attribuzione al Collegio Sindacale di un compenso annuo, al lordo di ogni ritenuta di legge, rispettivamente di € 75.000 per il Presidente del Collegio Sindacale e di € 50.000 per ciascun Sindaco Effettivo, pagabili in una o più rate nel corso dell'esercizio stesso.

Procedutosi alla votazione, il Presidente dichiara la proposta in esame approvata all'unanimità delle azioni ammesse al voto non essendovi né astenuti né contrari, e pertanto con il voto favorevole di n. 18.249.132 azioni ordinarie pari al 62,84% ca. del capitale sociale.

Sul numero 4 dell'Ordine del Giorno

Il Presidente ricorda che con la predisposizione delle relazioni di certificazione del bilancio di esercizio e del bilancio consolidato al 31 dicembre 2003 è venuto a scadere l'incarico alla società di revisione Reconta Ernst & Young S.p.A. per il triennio 2001-2002-2003 conferito dall'assemblea dell'1 marzo 2001.

Occorre quindi deliberare in ordine al conferimento dell'incarico di certificazione per il triennio 2004 - 2005 - 2006.

In vista della relativa decisione, la Società ha invitato le quattro principali società di revisione - Deloitte & Touche S.p.A., KPMG S.p.A., PriceWaterhouseCoopers S.p.A. e la stessa Reconta Ernst & Young S.p.A., il cui incarico è rinnovabile - a sottoporre le loro proposte in ordine alla revisione contabile della Società e del Gruppo.

Al termine di una ampia e approfondita analisi delle proposte pervenute da parte delle quattro società interpellate, il Consiglio di Amministrazione ha deliberato di proporre all'Assemblea il rinnovo dell'incarico a Reconta Ernst & Young S.p.A., ritenendo che in vista dell'adeguamento ai principi contabili internazionali, sia preferibile affidare l'incarico a una società che già ben conosce il Gruppo, piuttosto che operare una scelta diversa.

La proposta di Reconta Ernst & Young S.p.A. può essere così riassunta.

L'incarico ha durata triennale per gli esercizi 2004 – 2005 - 2006 e comporterà l'espletamento delle funzioni e delle attività previste dagli articoli 155, 156 e 165 del D.Lgs. 24 febbraio 1998, n. 58, per ciascun esercizio, come segue:

Società	Estensione del lavoro	Ore	Onorari (€)
DCM	verifica contabilità	132	13.000
DCM	revisione limitata semestrale	171	19.000
DCM	bilancio di esercizio	254	26.000
Gruppo Campari	bilancio consolidato	216	25.000
Controllate	revisione dei bilanci	4.358	401.000
Controllate	revisione limitata semestrale	386	37.000
		5.517	521.000

Gli onorari sopraindicati sono validi sino al 30 giugno 2004.

Al 1 luglio 2004, e così ad ogni 1 luglio successivo, essi saranno adeguati in base alla variazione totale dell'indice ISTAT per il costo della vita dell'anno precedente (base giugno 2003).

Ai corrispettivi sopraindicati verranno aggiunti i rimborsi per le spese sostenute nell'esecuzione dell'incarico, spese forfetarie di segreteria nella misura del 5%, nonché il contributo di vigilanza Consob e l'I.V.A.

In caso di circostanze particolari suscettibili di modificare significativamente i tempi preventivati, i compensi potranno essere variati previo accordo con la Società e relative delibere assembleari.

Su tale proposta il Collegio Sindacale ha emesso parere favorevole ai sensi dell'articolo 159, 1 comma, D.Lgs. 58, di cui viene data lettura ai sensi dell'articolo 80 della delibera Consob n. 11971 del 4 maggio 1999.

Il Presidente mette quindi in discussione l'argomento e, nessuno avendo richiesto la parola, si procede alla votazione sulle proposte discusse, che consistono nell'attribuzione alla Reconta Ernst & Young S.p.A. dell'incarico di revisione contabile per il triennio 2004 – 2005 - 2006 alle condizioni esposte dal Presidente.

Procedutosi alla votazione, il Presidente dichiara la proposta in esame approvata all'unanimità delle azioni ammesse al voto non essendovi né astenuti né contrari, e pertanto con il voto favorevole di n. 18.249.232 azioni ordinarie pari al 62,84% ca. del capitale sociale.

Sul numero 5 dell'Ordine del Giorno

Il Presidente ricorda che il Consiglio di Amministrazione chiede all'Assemblea l'autorizzazione per l'acquisto, in una o più soluzioni, di azioni proprie in un numero massimo che, tenuto conto delle azioni proprie già in possesso della Società, non sia superiore al 10% del capitale sociale, nonché per l'alienazione, parimenti in una o più soluzioni, dell'intero quantitativo di azioni proprie possedute o della diversa quantità di azioni che verrà determinata dal Consiglio di Amministrazione stesso. Egli illustra quindi le motivazioni della richiesta di autorizzazione, come già espresse nella relativa Relazione illustrativa degli Amministratori all'Assemblea relativamente alla delibera sulla proposta di acquisto e/o alienazione di azioni proprie redatta ai sensi dell'articolo 73 della delibera Consob n. 11971 del 4 maggio 1999.

Il Presidente mette quindi in discussione l'argomento e, nessuno avendo richiesto la parola, si procede alla votazione sulle proposte discusse, che consiste in quanto segue:

Il Consiglio di Amministrazione è autorizzato, sino al 30 giugno 2005, a procedere, qualora lo ritenga opportuno, all'acquisto di azioni ordinarie della Società, in una o più soluzioni e per un numero tale di azioni che, tenuto conto delle azioni proprie già in possesso della Società, non comporti in alcun momento il superamento del limite massimo del 10% del capitale sociale, nonché a vendere o a compiere atti di disposizione di diritti reali parziari o di altri diritti (compreso il prestito titoli) relativamente a tutte o parte delle azioni proprie possedute, parimenti in una o più soluzioni.

Ad eccezione della vendita di azioni proprie in esecuzione del piano di *stock option*, la quale avverrà ai prezzi determinati dal piano stesso, per ogni altra operazione di acquisto o di disposizione di azioni proprie o di diritti su azioni proprie il corrispettivo verrà fissato dal Consiglio di Amministrazione, con facoltà di sub-delega a uno o più amministratori, sulla base del seguente criterio oggettivo idoneo a consentirne un'univoca individuazione: il corrispettivo unitario per l'acquisto o la vendita di azioni non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di Borsa precedenti, mentre nel caso di disposizione di altri diritti (compreso il prestito titoli) si farà riferimento ai compensi *standard* di mercato per tali operazioni.

Procedutosi alla votazione, il Presidente dichiara la proposta in esame approvata a maggioranza delle azioni ammesse al voto, con il voto favorevole di n. 18.236.618 azioni ordinarie pari al 62,80% ca. del capitale sociale e il voto contrario di n. 12.614 azioni ordinarie, pari allo 0,04% circa del capitale sociale.

Null'altro essendovi all'ordine del giorno della parte ordinaria e nessuno chiedendo ulteriormente la parola, il Presidente ringrazia gli intervenuti e dichiara conclusa la parte ordinaria dell'assemblea alle ore 10,20 circa.

Il Presidente

dottor Luca Garavoglia

Il Segretario

dottoressa Maria Luisa Donnini

Ai fini della registrazione si omettono gli allegati.

Il Presidente

Dott. Luca Garavoglia